Form 10-K, Exhibit 13
period 2007-12-31
Beneficial Mutual Bancorp Inc
filed 2008-03-31
CIK 1378020

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

At and For the Year Ended December 31, (Dollars in thousands, except per share amounts)	2007(1)	2006	2005	2004		2003

Financial Condition Data:
Total assets	$3,557,818	$2,300,219	$2,392,394	$2,332,730		$2,255,277
Cash and cash equivalents (2)	58,327	21,074	32,927	32,352		25,109
Investment securities available-for-sale (2)	968,609	348,484	359,444	434,742		379,713
Investment securities held-to-maturity	111,986	130,357	163,320	205,584		264,812
Loans receivable, net	2,097,581	1,671,457	1,716,057	1,558,159		1,481,223
Deposits (2)	2,465,163	1,678,054	1,665,821	1,608,585		1,546,412
Federal Home Loan Bank	185,750	196,550	312,797	395,104		371,484
Other borrowed funds	221,372	98,346	95,414	14,232		20,000
Stockholders’ equity	619,797	280,415	278,372	270,116		258,414

Operating Data:
Interest income	$157,894	$127,326	$117,091	$108,080		$113,629
Interest expense	73,774	62,896	51,363	41,943		46,488

Net interest income	84,120	64,430	65,728	66,137		67,141
Provision for loan losses	2,470	1,575	1,703	2,400		2,775

Net interest income after provision for loan losses	81,650	62,855	64,025	63,737		64,366
Non-interest income	13,372	10,531	10,862	3,168		7,073
Non-interest expenses	101,032	59,439	56,961	50,577		49,657

(Loss) Income before income taxes	(6,010)	13,947	17,928	16,328		21,782
Income tax (benefit) expense	(4,465)	2,322	4,728	4,704		6,322

Net (loss) income	$(1,545)	$11,625	$13,200	$11,624		$15,460

Average common shares outstanding – Basic and Diluted	61,374,792	45,792,775	45,792,775	45,792,775	(3)	N/A	(3)

Net (loss) earnings per share - Basic and Diluted	$(0.03)	$0.25	$0.29	$0.25		N/A

Dividends per share (4)	$0.01	$0.00	$0.00	$0.00		N/A

(1)	2007 financial results reflect the acquisition of FMS Financial Corporation and the Company’s minority stock offering.

(2)	See Note 2, “Summary of Significant Accounting Policies”, of the Notes to the Consolidated Financial Statements for explanation of correction of error on the balance sheet.

(3)	Beneficial Savings Bank MHC was organized as Beneficial Mutual Bancorp’s federally-chartered mutual holding company in August 2004.

(4)

Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to Beneficial Mutual Bancorp’s minority stock offering in July 2007. See Note 3, “Minority Stock Offering and Mergers and Acquisitions”, of the Notes to the Consolidated Financial Statements for further discussion.

At and For the Year Ended December 31, (Dollars in thousands, except per share amounts)	2007	2006	2005	2004	2003

Performance Ratios:
Return on average assets	(0.05)%	0.49%	0.56%	0.51%	0.69%

Return on average equity	(0.35)	4.04	4.83	4.44	6.24

Interest rate spread (1)	2.59	2.45	2.57	2.73	2.81

Net interest margin (2)	3.17	2.87	2.90	3.03	3.15

Other expenses to average assets	3.48	2.51	2.40	2.22	2.23

Efficiency ratio (3)	102.68	79.29	74.37	72.98	66.91

Average interest-earning assets to average interest-bearing liabilities	120.96	114.86	114.80	115.75	115.43

Average equity to average assets	15.06	12.20	11.52	11.49	11.12

Capital Ratios (4):
Tier 1 capital to average assets	12.20	11.73	11.37	11.40	11.29

Tier 1 capital to risk-weighted assets	19.80	17.66	16.83	17.95	17.77

Total risk-based capital to risk-weighted assets	20.92	18.78	17.91	19.18	18.99

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.10	1.03	0.99	1.09	1.13

Allowance for loan losses as a percent of non-performing loans	143.10	213.09	331.32	278.17	252.90

Net charge-offs to average outstanding loans during the period	0.08	0.07	0.10	0.14	0.18

Nonperforming loans as a percent of total loans	0.77	0.48	0.30	0.39	0.45

Nonperforming assets as a percent of total assets	0.59	0.48	0.35	0.39	0.44

Other Data:
Number of offices (5)	72	39	38	35	33
Number of deposit accounts	284,742	163,140	163,740	164,827	169,915
Number of loans	62,017	61,478	67,242	70,430	73,327

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.

(2)	Represents net interest income as a percent of average interest-earning assets.

(3)	Represents other non-interest expenses divided by the sum of net interest income and non-interest income.

(4)	Ratios are for Beneficial Bank.

(5)	Two additional offices were opened in fiscal 2007 and 31 additional offices were acquired in the FMS Financial merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We also seek to broaden relationships with our customers by offering insurance and investment advisory services. We focus on providing our products and services to two segments of customers: individuals and small businesses.

The history of Beneficial Bank (the “Bank”) dates back to 1853. Over the years, we have expanded primarily through internal growth, reaching $3.6 billion in assets at December 31, 2007. In 2004, the Bank reorganized into the mutual holding company structure, forming Beneficial Mutual Bancorp, Inc. (the “Company”) as its holding company and Beneficial Savings Bank MHC (the “MHC”) as the sole stockholder of the Company. In 2005, we completed the acquisition of Northwood Savings Bank, located in the Fishtown area of Philadelphia and acquired the insurance firm Paul Hertel & Co., Inc. through our subsidiary Beneficial Insurance Services, LLC, to provide property, casualty, life, health and benefits insurance to individual and business customers with a focus on strengthening our fee income and overall earnings. On July 13, 2007, the Company completed its minority stock offering, raising approximately $236.1 million, and acquired FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together, “FMS Financial”). FMS Financial, which had total assets of over $1.2 billion and a lower loan to deposit ratio than the Company, has provided us with an additional source of funds for our rising loan activity. On October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc. (“CLA”), a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.

The Company was established to serve the financing needs of the public and has expanded its services over time to offer personal and business checking accounts, home equity loans and lines of credit, commercial real estate loans and other types of commercial and consumer loans. We also provide insurance services through our wholly owned subsidiary, Beneficial Insurance Services, LLC, and investment and non-deposit services through Beneficial Advisors, LLC. Our retail market area primarily includes all of the area surrounding our 72 banking offices located in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and Burlington and Camden Counties in New Jersey, while our lending market also includes Gloucester, and Mercer Counties in New Jersey. In Pennsylvania, we serve our customers through our four offices in Bucks County, seven offices in Delaware County, eight offices in Montgomery County, 19 offices in Philadelphia County, and one office in Chester County, Pennsylvania. In New Jersey, we serve our customers through our 30 offices in Burlington County and three offices in Camden County. In addition, Beneficial Insurance Services, LLC operates two offices in Pennsylvania, one in Philadelphia County and one in Delaware County.

In addition to expanding relationships with current customers, we plan to increase the number of households and customers we serve by continuing to expand our branch network. While our major focus will be organic growth, we will continue to evaluate acquisition opportunities, although we currently have no definitive plans regarding acquisition opportunities.

We have focused on attaining and maintaining a sound financial position and recognize that maintaining a strong financial position is a major consideration in strategic planning. We are aware that our vision must be pursued in conjunction with key financial objectives to ensure overall sound financial performance. At the time of our public offering in mid 2007, the credit markets began to experience serious disruptions. This began with concerns about delinquency and default rates on certain mortgage loans defined as “sub-prime.” Sub-prime loans are defined as mortgages advanced to borrowers who do not qualify for market interest rates because of problems with their credit history.

The Bank does not engage in sub-prime lending, which is defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. The Bank focuses its lending efforts within its market area.

Through the balance of 2007 and into 2008, the volatility sparked by the sub-prime mortgage crisis has been accompanied by similar deterioration in other asset classes such as non-sub-prime mortgages, student loans, credit cards, and hedge funds. As a result, we have entered a period of uncertainty across markets fueled by instability throughout the commercial and investment banking sectors. The market aftermath has included concerns about core inflation, liquidity, personal and corporate debt levels and repayment risk, housing prices, and mortgage loan availability. In response to these concerns, the Federal Reserve has taken unprecedented steps to bolster the financial markets in an effort to restore confidence while avoiding a recession.

The disruptions in certain credit markets, while challenging for the entire industry, has led to significant easing in the Federal Reserve’s monetary policy, resulting in lower short-term interest rates, more rational competitive deposit pricing and a more normalized term structure of interest rates, which provide the Company with opportunities to grow its deposit base at a lower cost, as consumers seek the safety of insured deposits. In addition, these disruptions have led to a thinning in the ranks of non-bank lenders, pointing consumers to satisfy their borrowing needs by accessing the services offered by traditional community banks. As the largest bank headquartered in the Philadelphia, with a strong capital base, the Company is uniquely positioned to capitalize on these disruptions.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. During the second half of 2007, the spread between short-term interest rates (which influence the rates we pay on deposits) and longer-term interest rates (which influence the rates we earn on loans) has widened. The widening of the spread between the interest we earn on loans and investments and the interest we pay on deposits has allowed us to maintain a stable net interest margin.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. Traditionally, the majority of our non-interest income has generally come from service charges (mostly from service charges on deposit accounts). In some years, we recognize income from the sale of loans and securities. We have recently sought to increase non-interest income by expanding the insurance and investment products we can offer our customers. In 2005, Beneficial Insurance Services, LLC, a subsidiary of the Bank, acquired the assets of Paul Hertel & Co., Inc., an insurance agency and brokerage that has provided insurance services since 1908. In addition, on October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc., a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, depreciation, amortization and maintenance expenses and other miscellaneous expenses, such as advertising, insurance, professional services and printing and supplies expenses.

Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Our salaries and employee benefits expense has increased in recent periods as a result of the acquisition of FMS Financial, the addition of staff for our new branch offices, and the recruitment of new employees hired to help the Company achieve its growth objectives. In addition, we recognized additional salary and employee benefit expense resulting from severance payments made to former FMS Financial employees whose positions were made redundant in the acquisition, and to former employees of the Company affected by the first reduction in force in our history. In 2008, we expect to recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Our occupancy expenses have increased in recent periods because of the expansion of our branch network resulting from the acquisition of FMS Financial and the new branch offices we have opened in our market area.

In conjunction with the offering, we contributed $10.0 million to establish The Beneficial Foundation, a charitable foundation committed to carrying forward the Company’s long standing tradition of community support. This contribution increased non-interest expense in 2007.

Effective at the beginning of 2007, the Federal Deposit Insurance Corporation (“FDIC”) began assessing most insured depository institutions premiums for deposit insurance at a rate between five cents and seven cents for every one hundred dollars of deposits. Assessment credits have been provided to institutions that paid high premiums in the past. The Bank received an assessment credit of approximately $1.72 million, which was supplemented with an additional credit of approximately $0.4 million as a result of the acquisition of FMS Financial. Our assessment in 2007 equaled five cents for every one hundred dollars of deposits, resulting in a premium of approximately $0.8 million, which was entirely offset by our assessment credit. The FDIC has announced that it will keep its premium rates the same in 2008, and we expect that our 2008 premium will be largely offset by our assessment credit.

As a result of our initial public offering, we will continue to incur additional non-interest expenses as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees, expenses of shareholder communications and meetings and expenses related to the addition of personnel.

The Management Discussion & Analysis has been revised as a result of correcting certain presentation errors, see Note 2, “Summary of Significant Accounting Policies”, of the notes to the consolidated financial statements for further discussion.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in note 2 to the consolidated financial statements included in this Annual Report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows on impacted loans; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking (“the Department”), as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on judgments about information available to them at the time of their examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 7 to the consolidated financial statements included in this Annual Report.

Goodwill and Intangible Assets. Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”)) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2007 and 2006, our step one impairment analysis indicated goodwill was not impaired.

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2007, intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine to 13 years for customer relationships and two to four years for other intangibles.

Income Taxes. The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Company conducts business. On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statement of Operations. As of January 1, 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty of Income Taxes” (“FIN 48”) as described in greater detail in note 2 and note 15 of the notes to the consolidated financial statements.

We use the asset and liability method of accounting for income taxes as prescribed in SFAS No. 109,“Accounting for Income Taxes” (“SFAS No. 109”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Business Strategy

Our business strategy is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	Expanding our franchise through the opening of additional branch offices in our primary market area and careful review of acquisition opportunities;

•	Pursuing opportunities to increase commercial lending in our primary market area;

•	Continuing to use consistent, disciplined underwriting practices to maintain the high quality of our loan portfolio;

•	Growing non-interest income by expanding the products and services we offer our customers, including the expansion of our insurance services and investment services; and

•	Building profitable business and consumer relationships by providing superior customer service with an emphasis on growing transaction deposit accounts and deposit balances.

Expanding our franchise through the opening of additional branch offices in our primary market area and careful review of acquisition opportunities

The Bank has sought to expand its franchise in recent years through acquisition opportunities and by opening new branch offices and continues to evaluate opportunities for further expansion. In November 2005, we acquired Northwood Savings Bank, an $8.8 million Pennsylvania-chartered mutual savings bank with one branch office located in Philadelphia, Pennsylvania. This acquisition enabled the Bank to acquire nearly $8.0 million in deposits. The Bank has actively sought to expand its franchise through the opening of new branch offices. In 2005, we opened three new branch offices in Northeast Philadelphia. In 2006, we opened one new branch in Bucks County, Pennsylvania and relocated two branches, one to Philadelphia, Pennsylvania and another to Delaware County, Pennsylvania. Our branch expansion has been within our existing market area as we have sought to penetrate more of our primary market area. We opened a new branch office in Camden County, New Jersey in January 2007 and another in Montgomery County, Pennsylvania in March 2007. In January 2008, we opened a new branch office in Montgomery County, Pennsylvania.

On July 13, 2007, the Company completed its merger with FMS Financial. In connection with the merger, FMS Financial Corporation’s wholly owned subsidiary, Farmers & Mechanics Bank, which had a network of 31 branch offices located primarily in Burlington County, New Jersey and parts of Camden County, New Jersey, merged with and into the Bank. The merger solidified the Bank’s position as the largest Philadelphia-based bank operating solely in the greater metropolitan area, with more than $3.5 billion in assets and a greatly expanded network of neighborhood banking offices throughout the region. The combined bank now offers a full array of financial products encompassing retail and commercial banking, real estate, consumer and commercial lending, insurance and brokerage operations through 72 banking offices and two insurance offices.

Pursuing opportunities to increase commercial lending in our primary market area

We have a diversified loan portfolio which includes commercial real estate and commercial business loans. At December 31, 2007, we had $693.7 million and $136.3 million of commercial real estate and commercial business loans representing 32.80% and 6.45% of total loans, respectively. Commercial loans provide diversification to our loan portfolio and, because our commercial loans are based upon rate indices that are higher than those used for one-to-four family loans, improve the interest sensitivity of our assets. With the additional capital raised in the offering, we intend to continue to pursue the larger lending relationships associated with commercial lending. In 2007, we added to our experienced staff of commercial lenders and increased our efforts to seek participation opportunities with other local lenders. Participation opportunities are subject to our full internal underwriting practices.

Continuing to use consistent, disciplined underwriting practices to maintain the high quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow and diversify our loan portfolio within our local market area while keeping nonperforming assets to a minimum. We consistently apply underwriting standards that we believe are prudent and disciplined and we diligently monitor collection efforts. At December 31, 2007, our nonperforming loans were .77% of our total loan portfolio. The increase in nonperforming loans during the year ended December 31, 2007 includes two loans to affiliates of a Philadelphia-based builder and development company that filed for Chapter 11 bankruptcy in June 2007. We maintain our philosophy of managing large loan exposures through our consistent, disciplined approach to lending, and our proactive approach to managing existing credits. Approximately 19%, or $159.5 million, of our commercial loan portfolio consists of loans to commercial and residential real estate developers. Most of the loans to residential real estate developers are structured in a way that strictly limits the construction of model and speculative homes. Loan proceeds are generally drawn against executed agreements of sale.

The Bank does not originate sub-prime loans. Sub-prime loans are defined as mortgages advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. At origination, with few exceptions, the combined loan to value ratios in our home equity loan portfolio does not exceed 80%.

Growing non-interest income by expanding the products and services we offer our customers, including the expansion of our insurance services

We are seeking to expand the non-traditional financial products that we offer to serve the insurance and investment needs of our customers. In 2005, Beneficial Insurance Services, LLC, a wholly owned subsidiary of the Bank, acquired the assets of Philadelphia-based Paul Hertel & Co., Inc., an insurance brokerage firm that provides property, casualty, life, health and benefits insurance services to individuals and business customers. Additionally, on October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc., a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania. We intend to continue to seek opportunities to expand the products and services we make available to our customers.

Building profitable business and consumer relationships by providing superior customer service with an emphasis on growing transaction deposit accounts and deposit balances

We are a full-service financial services company offering our customers a broad range of loan and deposit products. On the lending side, we continue to seek to increase the commercial real estate and commercial business loans we originate and hope to serve a greater percentage of the small businesses in our market area. Following our merger with FMS Financial, we have aggressively sought lending relationships with the former customers of FMS Financial and have sought to capitalize on the reputation of Farmers & Mechanics Bank in the market area it served, particularly with small businesses throughout those counties. On the deposit side, we offer a broad array of services, including internet banking, which enables our customers to pay bills on-line, among other conveniences. We also offer a full array of cash management services, including remote deposit, an electronic device that is essentially a virtual branch office, to our commercial customers, which enables businesses to make deposits and conduct other banking business with us at their place of business.

We believe a solid banking relationship is best expressed in the form of the primary transaction account. For consumers, this is the household checking account from which they pay their bills. For businesses, it is one or more operating accounts and related cash management services. The primary transaction account provides us with a low-cost source of funds and enables us to build relationships with our customers. We intend to focus our resources on growing profitable business and consumer relationships by emphasizing the primary transaction account. This is becoming increasingly difficult as more of our competitors realize the inherent value of the primary consumer and business transaction account in solidifying banking relationships and growing the products and services that can be provided to a customer. The primary transaction account becomes linked to automated payment links in the form of direct debits and direct deposits and, coupled with superior customer service, tend to create a relationship between the bank and the customer. We believe that many opportunities remain to deliver what our customers want in the form of exceptional service and convenience and intend to continue to promote our transaction accounts, particularly when we originate loans for our customers.

Balance Sheet Analysis

Loans. At December 31, 2007, total loans, net, were $2.1 billion, or 58.95% of total assets. In 2007, our total loan portfolio increased $434.7 million, or 25.87%, while our commercial real estate loan portfolio increased $284.0 million, or 69.33%, primarily due to the acquisition of $134.9 million in commercial real estate loans in connection with our acquisition of FMS Financial, the addition of experienced commercial lenders and increased marketing efforts focused towards commercial real estate and commercial business loan origination. In 2006, our total loan portfolio decreased $42.5 million, or 2.47%, while commercial real estate loans and commercial business loans increased by 10.70% and 47.58%, respectively, resulting from an increase in commercial lending staff as well as continued marketing efforts. Primarily due to our acquisition of FMS Financial, one-to-four family loans increased to 22.69% of our loan portfolio at December 31, 2007 compared to 16.61% at December 31, 2006, respectively. Our home equity loan portfolio decreased slightly to 18.48% of our loan portfolio at December 31, 2007 compared to 22.88% at December 2006, respectively.

The following table shows the loan portfolio at the dates indicated:

	2007		2006		2005		2004		2003

December 31, (Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Real estate loans:

One-to-four family	$479,817	22.69%	$278,970	16.61%	$294,960	17.12%	$278,011	17.75%	$292,708	19.66%
Commercial real estate (1)	693,733	32.80	409,702	24.38	370,086	21.48	281,038	17.95	208,090	13.98
Residential construction	1,958	0.09	9,967	0.59	16,529	0.96	10,404	0.67	7,102	0.48

Total real estate loans	1,175,508	55.58	698,639	41.58	681,575	39.56	569,453	36.37	507,900	34.11

Commercial business loans	136,345	6.45	98,612	5.87	66,818	3.88	48,898	3.12	31,429	2.11

Consumer loans:
Home equity loans and lines of credit	390,762	18.48	384,370	22.88	394,432	22.90	347,727	22.20	263,079	17.67
Automobile loans	174,769	8.26	232,675	13.85	271,209	15.74	265,048	16.93	269,533	18.10
Other consumer loans (2)	237,442	11.23	265,878	15.82	308,605	17.92	334,834	21.38	417,066	28.01

Total consumer loans	802,973	37.97	882,923	52.55	974,246	56.56	947,609	60.51	949,678	63.78

Total loans	2,114,826	100.00%	1,680,174	100.00%	1,722,639	100.00%	1,565,960	100.00%	1,489,007	100.00%

Net deferred loan costs	6,096		8,651		10,514		9,340		9,160
Allowance for losses	(23,341)		(17,368)		(17,096)		(17,141)		(16,944)
Loans, net	$2,097,581		$1,671,457		$1,716,057		$1,558,159		$1,481,223

(1)

At December 31, 2007, includes loans totaling $68.0 million originated for the acquisition and development of real estate. We continually communicate with borrowers and monitor on a regular basis the progress of these loans. These loans are within our local region and are not spread throughout the country.

(2)

At December 31, 2007, includes $1.8 million in personal loans, $1.7 million in automobile lease financing, $7.6 million in loans secured by mobile homes and manufactured housing, $67.3 million in loans secured by recreational vehicles, $67.4 million in loans secured by boats and $89.4 million in student loans, which are primarily guaranteed.

Loan Maturity

The following tables set forth certain information at December 31, 2007 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process and unearned interest in consumer loans and include net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

December 31, 2007 (Dollars in thousands)	One-to-Four Family	Commercial Real Estate	Residential Construction	Commercial Business	Home Equity	Auto- mobile	Other Consumer	Total Loans

Amounts due in:

One year or less	$36,902	$162,030	$1,593	$39,483	$7,211	$7,170	$4,287	$258,676

More than one to five years	35,797	107,391	365	31,812	40,203	154,408	9,243	379,219

More than five to ten years	88,892	42,338	—	13,864	127,304	13,179	49,996	$335,573

More than ten years	318,226	381,974	—	51,186	216,044	12	173,916	1,141,358

Total	$479,817	$693,733	$1,958	$136,345	$390,762	$174,769	$237,442	$2,114,826

The following table sets forth all loans at December 31, 2007 that are due after December 31, 2008 and have either fixed interest rates or floating or adjustable interest rates:

(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total

One-to-four family	$382,741	$60,173	$442,914
Commercial real estate	61,593	470,110	531,703
Construction	—	366	366
Commercial business	20,218	76,644	96,862
Consumer	741,198	43,107	784,305

Total	$1,205,750	$650,400	$1,856,150

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated:

Year Ended December 31, (Dollars in thousands)	2007	2006	2005	2004	2003

Total loans at beginning of period	$1,688,825	$1,733,153	$1,575,300	$1,498,167	$1,391,574
Originations:
Real estate loans:
One-to-four family	33,988	27,306	43,505	65,205	160,085
Commercial real estate	273,547	185,246	176,874	147,612	96,393
Residential construction	1,959	8,978	18,048	14,317	9,398

Total real estate loans	309,494	221,530	238,427	227,134	265,876

Commercial business loans	53,861	44,588	31,926	25,682	14,557

Consumer:
Home equity loans and lines of credit	71,783	87,377	153,824	199,099	207,217
Automobile loans	52,329	92,926	148,738	139,570	152,786
Other consumer loans	34,094	64,469	102,041	63,548	154,523

Total consumer loans	158,206	244,772	404,603	402,217	514,526

Total loans originated	521,561	510,890	674,956	655,033	794,959

Loans acquired from FMS Financial	443,016	—	—	—	—

Purchases	91	5,064	38,283	—	1,744
Less:
Principal payments and repayments	529,335	551,351	545,565	561,693	648,949
Loan sales	2,941	8,592	9,371	16,066	40,841
Transfers to foreclosed real estate	295	339	450	141	320

Total loans at end of period	$2,120,922	$1,688,825	$1,733,153	$1,575,300	$1,498,167

Securities. At December 31, 2007, the investment securities portfolio excluding FHLB (“FHLB”) stock was $1.1 billion, or 29.8% of total assets. At December 31, 2007, 70.4% of the investment portfolio was invested in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”) and government agency mortgage-backed securities (“GNMA”); including collateralized mortgage obligations (“CMO”) securities issued by the FHLMC, FNMA, and private issuer CMOs securities rated AAA by Standard & Poor’s. Private issuer CMOs totaled $132.7 million or 12.5% of our total securities portfolio at December 31, 2007. The remainder was invested primarily in United States government sponsored enterprises (“GSE”) and agency note securities, municipal and other bonds, corporate bonds and equity securities.

	2007		2006		2005

December 31, (Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Securities available-for-sale:
GSE and agency notes	$184,756	$187,063	$72,644	$71,786	$54,507	$53,649

Mortgage-backed securities:
GNMA guaranteed mortgage certificates	17,299	17,388	26,438	26,348	37,332	36,972
FNMA and FHLMC mortgage-backed securities	431,500	440,184	53,759	52,962	54,988	53,967
Collateralized mortgage obligations	206,842	206,007	144,339	140,400	156,196	152,480

Total mortgage-backed securities	655,641	663,578	224,536	219,710	248,516	243,419

Municipal and other bonds	74,330	74,226	31,632	31,732	29,875	29,917
Equity securities	9,391	9,802	6,453	7,639	13,066	14,119
Mutual Funds	14,717	15,125	2,073	2,073	3	3

Total available–for-sale	938,835	949,795	337,338	332,940	345,967	341,107

Securities held-to-maturity:
GSE and agency notes	27,498	27,487	27,499	26,880	37,494	36,550

Mortgage-backed securities:
GNMA guaranteed mortgage certificates	771	745	912	881	1,300	1,289
FNMA and FHLMC mortgage-backed securities	83,717	82,895	101,946	99,472	122,757	120,355

Total mortgage-backed securities	84,488	83,640	102,858	100,353	124,057	121,644

Municipal and other bonds	—	—	—	—	1,769	1,756

Total held–to-maturity	111,986	111,127	130,357	127,233	163,320	159,950
Total	$1,050,821	$1,060,922	$467,695	$460,173	$509,287	$501,057

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages. These securities must also be grouped in one of the top two ratings as determined by an accredited credit rating agency, and usually pay periodic payments that are similar to coupon payments. Furthermore, the mortgage must have originated from regulated and authorized financial institutions. The contractual cash flows of investments in government sponsored enterprises’ mortgage-backed securities are debt obligations of FHLMC and FNMA. The cash flows related to GNMA securities are direct obligations of the U.S. Government. Mortgage-backed securities are also known as mortgage pass-throughs. CMOs are a type of mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying maturities, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds’ prospectus. At December 31, 2007, we had no investments in a single company or entity (other than United States government sponsored enterprise securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2007. All CMOs we hold carry the highest rating by an accredited credit rating agency.

Due to the condition of financial institutions in the fourth quarter of 2007, the Company recorded an impairment charge related to the value of common equity securities of various financial services companies that were deemed to be other-than-temporarily-impaired. The Company recognized an other-than-temporary impairment for these securities of $1.2 million in 2007.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2007 and 2006 are summarized in the following table:

(Dollars in thousands)	2007

	Less than 12 months		12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$—	$—	$63,979	$174	$63,979	$174
Mortgage-backed securities	8,357	14	87,931	1,621	96,288	1,635
Municipal and other bonds	28,293	376	3,075	16	31,368	392
Collateralized mortgage obligations	37,414	408	97,324	2,300	134,738	2,708

Subtotal, debt securities	74,064	798	252,309	4,111	326,373	4,909
Equity securities	750	26	—	—	750	26
Mutual Funds	347	24	—	—	347	24

Total temporarily impaired securities	$75,161	$848	$252,309	$4,111	$327,470	$4,959

(Dollars in thousands)	2006

	Less than 12 months		12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$6,859	$17	$73,385	$1,466	$80,244	$1,483
Other mortgage-backed securities	9,869	30	126,346	3,941	136,215	3,971
Municipal and other bonds	4,804	16	5,891	76	10,695	92
Collateralized mortgage obligations	—	—	116,164	4,057	116,164	4,057

Subtotal, debt securities	21,532	63	321,786	9,540	343,318	9,603
Equity securities	1,434	66	—	—	1,434	66

Total temporarily impaired securities	$22,966	$129	$321,786	$9,540	$344,752	$9,669

GSE and Agency Notes

The Company’s investments in the preceding table in GSE Notes consist of debt obligations of the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Bank (“FHLB”) and the Federal Farm Credit Bank (“FFCB”). The Company’s investments in Government Agency Notes consist of debt obligations of the Department of Housing and Urban Development (“HUD”). Included in the 12 months or longer are 15 securities with a loss, on average, of .27%. The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Mortgage-Backed Securities

The Company’s investments in the preceding table in mortgage-backed securities consist of fixed rate GSE mortgage-backed securities and government agency mortgage-backed securities. Included in the less than 12 months are five securities with a loss, on average, of .17%. Included in the 12 months or longer are 32 securities with a loss, on average, of 1.84%. The unrealized losses on the Company’s investments in mortgage-backed securities are due to current interest rate levels relative to the Company’s cost. The contractual cash flows of those investments in GSE mortgage-backed securities are debt obligations of the Federal Home Loan Mortgage Corporation (“FHLMC”) and the FNMA. Fannie Mae issues guaranteed mortgage pass-through certificates or MBS certificates, which represent the beneficial ownership in a distinct pool of residential mortgage loans secured by single-family (one-to four-unit) dwellings, or in a pool of participation interests in loans of that type. Fannie Mae guarantees to the MBS trust that they will supplement amounts received by the MBS trust as required to permit timely payments of interest and principle on the certificates. They alone are responsible for making payments under their guarantee. The certificates and payments of principle and interest on the certificates are not guaranteed by the United States, and do not constitute a debt or obligation of the United States or any of its agencies or instrumentalities other than Fannie Mae. Freddie Mac issues and guarantees Mortgage Participation Certificates (or “PCs”), which are securities that represent undivided beneficial ownership interests in, and receive payments from, pools of one-to-four-family residential mortgages that are held in trust for investors. Freddie Mac guarantees the payment of interest and principle on the PCs. They alone are responsible for making payments on their guarantee. Principle and interest payments on the PCs are not guaranteed by and are not debts or obligations of the United States or any federal agency or instrumentality other than Freddie Mac. The cash flows related to government agency mortgage-backed securities are direct obligations of the U.S. Government. The decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Municipal and other bonds

The Company’s investments in the preceding table in this category comprise of municipal bonds, corporate bonds and trust preferred/collateralized debt obligations (“CDOs”). The municipals bonds consist of general obligation bonds of entities located in the state of Pennsylvania. These bonds are rated AAA by S&P and/or Aaa by Moody’s. Other bonds consist of corporate bonds and trust preferred/CDOs, which are rated investment grade at December 31, 2007. Included in the less than 12 months are three securities with a loss, on average, of 1.31%. Included in the 12 months or longer are eight securities with a loss, on average of .51%. The unrealized losses on the Company’s municipal and other bonds are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Collateralized Mortgage Obligations

The Company’s investments in the preceding table in this category consist of collateralized mortgage obligations issued by the FHLMC, the FNMA, and whole-loan mortgage-backed securities rated AAA by S&P. Included in the less than 12 months are eight securities with a loss, on average, of 2.07%. Included in the 12 months or longer are 28 securities with a loss, on average, of 2.31%. The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Equity Securities

The Company’s investments in the preceding table in equity securities consist of bank issued common stocks and mutual funds. Included in the less than 12 months are three securities with a loss position, on average, of 4.3%. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. The Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

As with any type of investment there are risk factors to consider. The risks inherent in investments in mortgage-backed securities and CMOs include, but are not limited to, interest rate risk, which would affect the market value of the security, and prepayment risk, which would affect the cash flow and average life of the security. All of these risk factors are taken into consideration during prepurchase analysis of a security.

The following table sets forth the stated maturities and weighted average yields of the investment securities at December 31, 2007. Certain securities have adjustable interest rates and will reprice monthly, quarterly or annually within the various maturity ranges. Mutual funds and equity securities are not included in the table, based on lack of maturity. These repricing schedules are not reflected in the table below. All but approximately $121.6 million of the securities listed have fixed rates.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total

December 31, 2007 (Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield

Securities available-for-sale:
GSE and agency notes	$68,060	4.42%	$32,515	5.24%	$66,156	5.97%	$20,331	5.74%	$187,062	5.25%
Mortgage-backed securities	3,125	4.28	46,480	4.61	23,161	5.22	590,811	5.65	663,578	5.55
Municipal and other bonds	14,846	3.49	9,113	4.83	22,355	3.83	27,913	5.7	74,226	4.59

Total available-for-sale	86,031	4.04	88,108	4.87	111,672	5.39	639,055	5.66	924,866	5.41

Securities held to maturity:
GSE and agency notes	5,000	4.63	22,498	4.05	—	—	—	—	27,498	4.16
Mortgage-backed securities	2	8.12	19,097	4.19	10,754	4.58	54,634	5.08	84,488	4.81

Total held to maturity	5,002	4.63	41,595	4.11	10,754	4.58	54,634	5.08	111,986	4.65

Total	$91,033	4.07%	$129,703	4.62%	$122,426	5.32%	$693,689	5.61%	$1,036,852	5.33%

Premises and Equipment. Premises and equipment totaled $79.0 million at December 31, 2007 as compared to $33.2 million at December 31, 2006. Land increased $13.2 million and bank premises increased $24.5 million primarily due to our acquisition of FMS Financial. In addition, construction in progress (“CIP”) increased $8.1 million primarily as a result of the transfer of costs relating to the acquisition of $1.9 million of CIP from FMS Financial, and the new branch offices placed into service in January 2008, as well as St. Ignatius Senior Housing II.

Deposits. Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. We consider demand deposits and money market and passbook accounts to be core deposits. At December 31, 2007, core deposits were 57.72% of total deposits. Deposits increased $787.1 million, or 46.91%, in the year ended December 31, 2007, as core deposits increased $638.7 million, and time deposits increased $148.4 million, primarily due to the acquisition of FMS Financial. Our efforts to grow core deposits have been focused on the promotion of interest earning checking accounts. We have experienced an increase in our time deposit accounts as we have selectively competed for certain deposit maturities by adjusting our rates. However, we believe we are most successful attracting and retaining deposits by offering superior customer service.

The following table sets forth the deposits as a percentage of total deposits for the periods indicated:

	2007		2006		2005

At December 31, (Dollars in thousands)	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits

Non-interest bearing deposits	$242,351	10%	$90,040	5%	$95,777	5%
Interest-earning checking accounts	389,812	16	162,955	10	170,712	10
Money market accounts	376,300	15	281,044	17	263,973	16
Savings accounts	414,398	17	250,109	15	287,444	18
Time deposits	1,042,302	42	893,906	53	847,915	51

Total	$2,465,163	100%	$1,678,054	100%	$1,665,821	100%

The following table indicates the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2007. We have solicited brokered time deposits as an alternative source of funds. The table below excludes brokered deposits. At December 31, 2007, we had $5.0 million in brokered deposits.

December 31, 2007 (Dollars in thousands)	Certificates of Deposit

Maturity Period:
Three months or less	$71,497
Over three through six months	71,610
Over six through twelve months	63,547
Over twelve months	30,607

Total	$237,261

The following table sets forth the time deposits classified by rates at the dates indicated:

At December 31, (Dollars in thousands)	2007	2006	2005

0.00 - 1.00%	$37	$7	$2,564
1.01 - 2.00%	2,376	108	30,389
2.01 - 3.00%	80,943	93,997	269,875
3.01 - 4.00%	363,417	264,228	404,457
4.01 - 5.00%	496,178	267,819	139,222
5.01 - 6.00%	99,329	267,687	1,181
6.01 - 7.00%	22	60	227

Total	$1,042,302	$893,906	$847,915

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2007:

	Amount Due

(Dollars in thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total

0.00 - 1.00%	$37	$—	$—	$—	$37
1.01 - 2.00%	1,062	1,305	9	—	2,376
2.01 - 3.00%	78,191	2,674	29	49	80,943
3.01 - 4.00%	267,993	55,042	25,882	14,500	363,417
4.01 - 5.00%	412,681	50,813	27,026	5,658	496,178
5.01 - 6.00%	97,593	1,055	401	280	99,329
6.01 - 7.00%	—	—	22	—	22

Total	$857,557	$110,889	$53,369	$20,487	$1,042,302

The following table sets forth the deposit activity for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2007	2006	2005

Beginning balance	$1,678,054	$1,665,821	$1,608,585
Increase (decrease) before interest credited	730,866	(32,154)	25,191
Interest credited	56,243	44,387	32,045
Net increase in deposits	787,109	12,333	57,236

Ending balance	$2,465,163	$1,678,054	$1,665,821

Borrowings. We use borrowings from the Federal Home Loan Bank of Pittsburgh and New York, as well as repurchase agreements and other sources of borrowings, to supplement our supply of funds for loans and investments. The following table sets forth the outstanding borrowings and weighted averages at the dates indicated:

Year Ended December 31, (Dollars in thousands)	2007	2006	2005

Maximum amount outstanding at any month-end during period:
Federal Home Loan Bank advances	$196,550	$255,697	$340,397
Repurchase agreements	205,594	125,350	92,918
Federal Home Loan Bank overnight borrowings	—	70,000	102,507
Statutory Trust Debenture	25,264	—	—
Other	30,796	52,496	2,496
Average outstanding balance during period:
Federal Home Loan Bank advances	$180,557	$231,604	$324,966
Repurchase agreements	129,741	101,883	45,650
Federal Home Loan Bank overnight borrowings	—	9,880	47,634
Statutory Trust Debenture	12,018	—	—
Other	8,702	29,930	2,496
Weighted average interest rate during period:
Federal Home Loan Bank advances	4.94%	4.88%	4.67%
Repurchase agreements	4.87	4.92	3.77
Federal Home Loan Bank overnight borrowings	—	4.63	3.24
Statutory Trust Debenture	7.29	—	—
Other	4.64	5.05	2.40
Balance outstanding at end of period:
Federal Home Loan Bank advances	$185,750	$196,550	$262,897
Repurchase agreements	185,562	88,600	92,918
Federal Home Loan Bank overnight borrowings	—	—	49,900
Statutory Trust Debenture	25,264
Other	10,546	9,746	2,496
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.81%	5.01%	4.68%
Repurchase agreements	4.78	4.93	4.43
Statutory Trust Debenture	6.57	—	—
Federal Home Loan Bank overnight borrowings	—	—	4.17
Other	3.57	4.47	2.38

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

Financial Highlights. We had a loss of ($1.5) million for the year ended December 31, 2007 compared to net income of $11.6 million for the year ended December 31, 2006. The decrease reflected a $41.6 million increase in non-interest expenses, including an expense of $10.0 million incurred in connection with the establishment of The Beneficial Foundation, which were partially offset by a $19.7 million increase in net interest income and a $6.8 million decrease in income tax expense. In 2006, net income decreased $1.6 million to $11.6 million from $13.2 million for the year ended December 31, 2005. The decrease reflected a $1.3 million decrease in net interest income and a $2.5 million increase in non-interest expenses, which were partially offset by a $2.4 million decrease in income tax expense.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

				Change 2007/2006		Change 2006/2005
Year Ended December 31,
(Dollars in thousands)	2007	2006	2005	$	%	$	%

Net interest income	$84,120	$64,430	$65,728	$19,690	30.56%	$(1,298)	(1.97)%
Provision for loan losses	2,470	1,575	1,703	895	56.83	(128)	(8.00)
Non-interest income	13,372	10,531	10,862	2,841	26.98	(331)	(3.00)
Non-interest expenses	101,032	59,439	56,961	41,593	69.98	2,478	4.35
Net income	(1,545)	11,625	13,200	(13,170)	(113.29)	(1,575)	(11.93)

Return on average equity	(0.35)%	4.04%	4.83%
Return on average assets	(0.05)%	0.49%	0.56%

Net Interest Income

2007 vs. 2006. Net interest income increased $19.7 million or 30.56%, to $84.1 million for 2007 from $64.4 million in 2006. Total interest income increased $30.6 million or 24.01% to $157.9 million for 2007 primarily as a result of increases in interest and dividends on investments of 68.57% to $38.9 million for 2007 and an increase in interest and fees on loans of 12.67% to $117.3 million. The increase in income from interest and fees on loans and interest and dividends on investment securities was primarily due to an increase in the average balance of loans and investments and a 31 and 75 basis point increase in the yields, respectively. Total interest expense increased $10.9 million or 17.30% to $73.8 million for 2007 primarily due to an increase in the average balance of interest bearing deposits of $282.1 million, and an increase in cost on interest-bearing deposits of 25 basis points. Deposit increases are partially attributed to the acquisition of FMS Financial. During 2007, the average balance of our time deposits increased $44.9 million and the cost on time deposits increased 52 basis points.

2006 vs. 2005. Net interest income decreased $1.3 million or 1.97%, to $64.4 million for 2006 from $65.7 million for 2005. Total interest income increased $10.2 million or 8.74% to $127.3 million for 2006 as increases in interest and fees on loans were partially offset by decreases in interest and dividends on investment securities. Interest income and fees on loans increased 12.94% to $104.1 million primarily due to an increase in the average balance of loans and a 49 basis point increase in the yield. Total interest expense increased $11.5 million or 22.45% to $63.0 million for 2006 primarily due to an increase in the average balance of interest-bearing deposits of $29.7 million, and an increase in cost on interest-bearing deposits of 70 basis points. During 2006, the average balance of our time deposits increased $96.4 million and the cost on time deposits increased 85 basis points.

Analysis of Net Interest Income

The following table sets forth an analysis of net interest income for the periods indicated:

				Change 2007/2006		Change 2006/2005
December 31,
(Dollars in thousands)	2007	2006	2005	$	%	$	%

Components of net interest income
Loans	$117,334	$104,143	$92,208	$13,191	12.67%	$11,935	12.94%
Investment securities	38,933	23,060	24,455	15,873	68.83	(1,395)	(5.70)
Other interest-earning assets	1,627	123	427	1,504	1222.76	(304)	(71.19)
Total interest income	157,894	127,326	117,091	30,568	24.01	10,235	8.74
Deposits	57,254	44,619	32,875	12,635	28.32	11,744	35.72
Borrowings	16,520	18,277	18,488	(1,757)	(9.61)	(211)	(1.14)
Total interest expense	73,774	62,896	51,363	10,878	17.30	11,533	22.45
Net interest income	84,120	64,430	65,728	19,690	30.56	(1,298)	(1.97)

Average yield and rates paid
Interest-earning assets	5.96%	5.67%	5.17%	0.30%	5.29%	0.50%	9.67%
Interest-bearing liabilities	3.36	3.21	2.60	0.15	4.67	0.61	23.46
Interest rate spread	2.59	2.45	2.57	0.16	6.53	(0.12)	(4.67)
Net interest margin	3.17	2.87	2.90	0.32	11.15	(0.03)	(1.03)

Average balances
Loans	1,864,939	1,740,606	1,678,697	124,333	7.14	61,909	3.69
Investment securities	751,674	504,045	575,600	247,628	49.13	(71,554)	(12.43)
Other interest-earning assets	33,870	2,785	12,461	31,086	1,116.34	(9,677)	(77.65)
Deposits	1,862,617	1,580,540	1,550,761	282,077	17.85	29,778	1.92
Borrowings	331,019	373,297	420,746	(42,278)	(11.33)	(47,449)	(11.28)

Provision for Loan Losses.

Based on our evaluation of loan loss factors, management made a provision of $2.5 million for the year ended December 31, 2007, compared to provisions of $1.6 million for the year ended December 31, 2006 and $1.7 million for the year ended December 31, 2005. We had $1.5 million in net charge-offs for the year ended December 31, 2007 compared to net charge-offs of $1.3 million for the year ended December 31, 2006 and $1.7 million for the year ended December 31, 2005. We used the same methodology and generally similar assumptions to determine the provision for all three periods. The provision for loan losses was determined by management to be an amount necessary to maintain a balance of allowance for loan losses at a level that considers all known and current losses in the loan portfolio. Changes in the provision were based on management’s analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

The allowance for loan losses was $23.3 million or 1.10% of total loans outstanding as of December 31, 2007, as compared to $17.4 million, or 1.03% of total loans outstanding as of December 31, 2006 and $17.1 million, or 0.99% as of December 31, 2005. An analysis of the changes in the allowance for loan losses is presented under “Risk Management–Analysis and Determination of the Allowance for Loan Losses” below.

Non-interest Income. Non-interest income increased by $2.8 million to $13.4 million in fiscal 2007 primarily due to an increase of $3.5 million or 62.21% from service charges and other income as well as an increase of approximately $0.9 million or 22.08% in insurance commission income compared to 2006, the effect of which was partially offset by a decrease of $0.4 million in gains on sale of investment securities available–for-sale. Non-interest income decreased $0.3 million to $10.5 million in 2006. The decrease in non-interest income in 2006 was primarily a result of a decrease in the gain on sales of investment securities available-for-sale of $0.4 million in 2006 compared to 2005. Offsetting the decrease in the gain on sale of securities was a $0.3 million increase in income from insurance commissions, which increased to $4.3 million, or 6.92%, compared to 2005.

Non-interest Income Summary

The following table sets forth a summary of non-interest income for the periods indicated:

				Change 2007/2006		Change 2006/2005
Year Ended December 31,
(Dollars in thousands)	2007	2006	2005	$	%	$	%

Insurance commission income	$5,223	$4,278	$4,001	$945	22.09%	$277	6.92%
Services charges and other income	9,053	5,581	5,791	3,472	62.21	(210)	(3.63)
Impairment charge on securities available-for-sale	(1,192)	—	—	(1,192)	100.00	—	—
Gains on sale of investment securities available-for-sale	288	672	1,070	(384)	(57.14)	(398)	(37.20)

Total	$13,372	$10,531	$10,862	$2,841	26.98%	$(331)	(3.05	) %

Non-interest Expenses. Non-interest expense increased $41.6 million, or 69.98%, in 2007 from 2006. The increase in non-interest expense in 2007 was primarily due to a $10.0 million contribution to The Beneficial Foundation, severance and benefit expenses related to a reduction in force totaling $3.9 million, as well as increases in salaries, employee benefits, advertising expenses and professional fees incurred as a result of the Company’s minority stock offering and acquisition and integration of FMS Financial. Non-interest expense increased $2.5 million, or 4.35%, in 2006 over 2005. The increase in salaries and employee benefits, as well as occupancy expense, which accounted for much of the increase, was primarily due to the opening of one and three branches in 2006 and 2005, respectively.

Non-interest Expense Summary

The following table sets forth an analysis of non-interest expense for the periods indicated:

				Change 2007/2006		Change 2006/2005
Year Ended December 31,
(Dollars in thousands)	2007	2006	2005	$	%	$	%

Salaries and employee benefits	$51,118	$34,412	$32,589	$16,706	48.55%	$1,823	5.59%
Contribution to The Beneficial Foundation	9,995	—	—	9,995	100.00	—	—
Occupancy expense	9,367	7,566	7,339	1,801	23.80	227	3.09
Depreciation, amortization and maintenance	6,970	5,269	5,093	1,701	32.28	176	3.46
Amortization of intangibles	3,434	426	408	3,008	706.10	18	4.41
Advertising	4,507	2,049	1,994	2,458	119.96	55	2.76
Insurance and protection	1,911	1,531	1,700	380	24.82	(169)	(9.94)
Professional fees	2,674	1,439	1,345	1,235	85.82	94	6.99
Printing and supplies	1,883	1,041	1,034	842	80.88	7	0.68
Correspondent Bank/ATM charges	1,952	1,086	1,030	866	79.74	56	5.44
Postage	882	595	544	287	48.24	51	9.38
Other	6,339	4,025	3,885	2,314	57.49	140	3.60

Total	$101,032	$59,439	$56,961	$41,593	69.98%	$2,480	4.35%

Income Tax Expense. The provision (benefit) for income taxes was ($4.5) million for 2007, reflecting an effective tax rate benefit of (74.3%), compared to $2.3 million for 2006, reflecting an effective tax rate of 16.6%, and compared to $4.7 million for 2005, reflecting an effective tax rate of 26.4%. The change from 2007 to 2006 was primarily due to a decrease in pre-tax book income of $20.0 million resulting from our acquisition of FMS Financial and the $10.0 million charitable contribution to The Beneficial Foundation, along with an increased state tax provision. State taxes increased $0.4 million due to our expanded presence in New Jersey after the acquisition of FMS Financial. The tax rates differ from the statutory rate of 35% principally because of tax-exempt investments, non-taxable income related to bank-owned life insurance and tax credits received on low income housing partnerships. These credits relate to investments maintained by the Bank as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing credits pursuant to Section 42 of the Internal Revenue Code.

Average Balance Table

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are not material. In addition, non-accrual loans are included in the average balances but are not deemed material.

(Dollars in thousands)		2007			2006			2005

	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost

Assets:
Interest-bearing demand deposits	$2,895	$139	4.82%	$2,519	$93	3.69%	$865	$51	5.90%
Loans	1,864,939	117,334	6.29	1,740,606	104,143	5.98	1,678,697	92,208	5.49
Investment securities	261,642	12,988	4.96	160,493	6,755	4.21	144,769	5,201	3.59
Mortgage-backed securities	331,134	17,524	5.21	200,967	9,249	4.60	241,216	10,478	4.34
Collateralized mortgage obligations	160,819	8,295	5.16	141,163	7,008	4.96	189,161	8,771	4.64
Other interest-earning assets	31,943	1,613	5.05	1,688	78	4.62	12,050	382	3.17

Total interest-earning assets	2,653,372	157,894	5.96	2,247,436	127,326	5.67	2,266,758	117,091	5.17

Non-interest-earning assets	250,516			114,102			105,778

		157,894			127,326			117,091
Total Assets	2,903,888			2,361,538			2,372,536

Liabilities and Stockholders’ Equity:
Interest-earning checking accounts	265,951	4,250	1.60	162,368	1,747	1.08	145,005	1,085	0.75
Money market accounts	332,523	10,291	3.09	263,703	6,906	2.62	316,202	5,973	1.89
Savings accounts	332,196	2,212	0.67	267,426	1,991	0.74	298,958	2,243	0.75
Time deposits	931,970	40,501	4.35	887,043	33,975	3.83	790,596	23,574	2.98
Total interest-bearing deposits	1,862,640	57,254	3.07	1,580,540	44,619	2.82	1,550,761	32,875	2.12

Federal Home Loan Bank advances	180,557	8,925	4.94	231,604	11,294	4.88	324,966	15,164	4.67
Repurchase agreements	129,741	6,315	4.87	101,883	5,014	4.92	45,650	1,722	3.77
Federal Home Loan Bank overnight borrowings	—	—	—	9,880	457	4.63	47,634	1,542	3.24
Statutory Trust Debenture	12,018	876	7.29	—	—	—	—	—	—
Other borrowings	8,702	404	4.64	29,930	1,512	5.05	2,496	60	2.40
Total interest-bearing liabilities	2,193,658	73,744	3.36	1,953,833	62,896	3.22	1,971,507	51,363	2.61

Non-interest-bearing deposits	173,855			80,380			77,317
Other non-interest-bearing liabilities	98,974			39,289			50,518
Total liabilities	2,466,487	73,744		2,073,506	62,896		2,099,342	51,363

Total Stockholders’ Equity	437,401			288,032			273,194
Total Liabilities and Stockholders’ Equity	$2,903,888			$2,361,538			$2,372,536

Net interest income		$84,120			$64,430			$65,728

Interest rate spread			2.59%			2.45%			2.57%

Net interest margin			3.17%			2.87%			2.90%

Average interest-earning assets to average interest-bearing liabilities			120.96%			114.86%			114.80%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2007 Compared to Year Ended December 31, 2006			Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

	Increase (Decrease) Due to			Increase (Decrease) Due to

(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net

Interest income:
Interest-bearing deposits	$18	$28	$46	$61	$(19)	$42
Loans receivable	7,823	5,369	13,192	3,704	8,238	11,942
Investment securities	5,021	1,212	6,233	662	898	1,560
Mortgage-backed securities	6,889	1,386	8,275	(1,852)	627	(1,224)
Collateralized mortgage obligations	1,014	273	1,287	(2,383)	605	(1,778)
Other interest-earning assets	1,528	7	1,535	(479)	172	(307)

Total interest-earning assets	22,293	8,275	30,568	(287)	10,522	10,235
Interest expense:
Interest-earning checking accounts	1,655	848	2,503	187	475	662
Money market	2,130	1,255	3,385	(1,375)	2,308	933
Savings accounts	431	(210)	221	(235)	(17)	(2,652)
Time deposits	1,952	4,574	6,526	3,694	6,707	10,401

Total interest-bearing deposits	6,168	6,467	12,636	2,271	9,473	11,744

Federal Home Loan Bank advances	(2,523)	154	(2,369)	(4,553)	683	(3,870)
Repurchase agreements	1,356	(55)	1,301	2,767	525	3,292
Federal Home Loan Bank overnight borrowings	—	(457)	(457)	(1,746)	661	(1,085)
Statutory Trust Debenture	876	—	876
Other borrowings	(985)	(123)	(1,108)	1,386	66	1,452

Total interest-bearing liabilities	4,892	5,986	10,879	125	11,408	11,533
Net change in net interest income	$17,401	$2,289	$19,690	$(412)	$(886)	$(1,298)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals beginning on the seventh day of delinquency. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, collection proceedings begin as soon as a consumer loan becomes past due. When a consumer loan becomes 45 days past due, we institute attempts to repossess any personal property that secures the loan. Management informs the Board of Directors monthly of the amount of nonperforming loans to total loans and regarding charge-offs. More detailed information regarding delinquencies by loan type is provided to the Board of Directors on a quarterly basis.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due, except guaranteed student loans, to be nonperforming assets. Residential real estate loans are generally placed on nonaccrual status when they become 90 days delinquent and are not well secured and in the process of collection at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Commercial loans are placed on non-accrual when the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its fair market value (“FMV”) or cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure less estimated costs to sell. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table sets forth information with respect to our nonperforming assets at the dates indicated. We had no troubled debt restructurings in the periods presented.

December 31, (Dollars in thousands)	2007	2006	2005	2004	2003

Nonaccrual loans:

Real estate loans:
One-to-four family	$23	$—	$—	$—	$—
Commercial real estate	4,939	363	—	—	—
Residential construction	—	—	—	—	—

Total real estate loans	4,962	363	—	—	—

Commercial business loans	2,500	—	—	—	—

Consumer loans:
Home equity lines of credit	—	—	—	—	—
Automobile loans	223	171	385	363	500
Other consumer loans	—	—	—	74	26

Total consumer loans	223	171	385	437	526

Total nonaccrual loans	7,685	534	385	437	526

Accruing loans past due 90 days or more:

Real estate loans:
One-to-four family	3,700	2,425	2,540	3,185	3,374
Commercial real estate	1,343	2,662	—	52	752
Residential construction	—	—	—	—	—

Total real estate loans	5,043	5,087	2,540	3,237	4,126

Commercial business loans	64	83	—	12	50

Consumer loans:
Home equity lines of credit	36	54	1	1	41
Automobile loans	117	130	179	102	112
Other consumer loans	3,366	2,263	2,055	2,373	1,845

Total consumer loans	3,519	2,447	2,235	2,476	1,998

Total accruing loans past due 90 days or more	8,626	7,617	4,775	5,725	6,174

Total of nonaccrual and 90 days or more past due loans	16,311	8,151	5,160	6,162	6,700

Real estate owned	4,797	2,809	3,146	2,939	3,167

Total nonperforming assets	$21,108	$10,960	$8,306	$9,101	$9,867

Total nonperforming loans to total loans	0.77%	0.48%	0.30%	0.39%	0.45%
Total nonperforming loans to total assets	0.46%	0.35%	0.22%	0.26%	0.30%
Total real estate owned to total assets	0.13%	0.12%	0.13%	0.13%	0.14%

Interest income that would have been recorded for the year ended December 31, 2007, had nonaccruing loans been current according to their original terms, amounted to approximately $0.4 million. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2007.

The increase in nonperforming loans during the year ended December 31, 2007 includes two loans to affiliates of a Philadelphia-based builder and development company that filed for Chapter 11 bankruptcy in June 2007.

At December 31, 2007, there were a total of 143 land acquisition and development loans totaling $161.3 million, which consist of 96 residential land acquisition and development loans totaling $93.3 million and 47 commercial land acquisition and development loans totaling $68.0 million. We continually monitor progress of our loans and communicate on a regular basis with the borrowers. Site visits are performed as needed.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the FDIC has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our criticized assets at the dates included:

At December 31, (Dollars in thousands)	2007	2006	2005

Special mention assets	$—	$—	$1,000
Substandard assets	9,295	7,015	1,056
Doubtful assets	370	—	—
Loss assets	—	—	—

Total classified assets	$9,665	$7,015	$2,056

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Loan Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated:

	2007		2006		2005		2004		2003

December 31, (Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due

Real estate loans:
One-to-four family	$4,943	$2,243	$2,712	$1,281	$2,474	$859	$3,566	$1,611	$4,720	$1,452
Commercial real estate	6,274	1,000	673	666	45	3	2,452	620	399	327
Residential construction	—	—	—	—	—	—	—	—	—	—

Total real estate	11,217	3,243	3,385	1,947	2,519	862	6,018	2,231	5,119	1,779

Commercial business	2,212	187	5,700	—	8	1	427	108	60	49

Consumer:
Home equity lines of credit	320	150	68	7	183	16	53	68	151	18
Automobile loans	1,468	291	1,028	217	1,014	310	963	194	799	295
Other consumer loans	2,458	998	2,756	1,147	2,728	1,148	2,700	1,269	2,447	1,144

Total consumer	4,246	1,439	3,852	1,371	3,925	1,474	3,716	1,531	3,397	1,457

Total	$17,675	$4,869	$12,937	$3,318	$6,452	$2,337	$10,161	$3,870	$8,576	$3,285

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the adequacy of the allowances for loan losses balance on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio; and (3) an unallocated component. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

We evaluate all classified loans and establish a specific reserve if a determination is made that full collectibility may not be reasonably assured. When this occurs, we consider the estimated fair value of the underlying collateral, less selling costs and other market conditions. If a shortfall exists, we establish a specific allowance amount.

We establish a general allowance for loans that are not evaluated separately for impairment to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The percentages may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant risk factors may include recent loss experience in particular segments of the portfolio, trends in loan volumes, levels and trends in delinquent loans, changes in existing general economic and business conditions affecting our primary lending areas, as well as other factors such as: concentrations, seasoning of the loan portfolio, and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment. An unallocated component covers uncertainties that could affect our estimate of probable losses.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan as well as a shortfall in collateral value may result in a write down to management’s estimate of net realizable value. Personal loans are typically charged off at 120 days delinquent.

The FDIC and Pennsylvania Department of Banking, as an integral part of their examination process, periodically review our allowance for loan losses. The FDIC and Pennsylvania Department of Banking may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2007, our allowance for loan losses represented 1.10% of total gross loans. The allowance for loan losses increased 34.39% from December 31, 2006 to December 31, 2007, following the provision for loan losses of $2.5 million. The increase in the allowance reflected increases in the commercial loan portfolio by 69.32% and the residential portfolio by 72.00%.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

	2007		2006		2005

December 31, (Dollars in thousands)	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans

Real estate loans:
One-to-four family	$1,763	22.69%	$970	16.61%	$942	17.12%
Commercial real estate	12,320	32.80	8,124	24.38	7,261	21.48
Residential construction	—	0.09	—	0.59	—	0.96

Total real estate	14,083	55.58	9,094	41.58	8,203	39.56

Commercial business	4,837	6.45	1,955	5.87	1,311	3.88

Consumer:
Home equity loans and lines of credit	2,370	18.48	2,326	22.88	2,623	22.90
Automobile loans	1,230	8.26	2,532	13.85	3,150	15.74
Other consumer loans	821	11.23	1,304	15.82	1,735	17.92

Total consumer	4,421	37.97	6,162	52.55	7,508	56.56

Unallocated	—		157		74
Total allowance for loan losses	$23,341	100.00%	$17,368	100.00%	$17,096	100.00%

	2004		2003

December 31, (Dollars in thousands)	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans

Real estate loans:
One-to-four family	$894	17.75%	$1,074	19.66%
Commercial real estate	6,905	17.95	5,907	13.98
Residential construction	—	0.67	—	0.48

Total real estate	7,799	36.37	6,981	34.12

Commercial business	1,201	3.12	892	2.11

Consumer:
Home equity loans and lines of credit	2,659	22.20	2,815	17.67
Automobile loans	3,081	16.93	3,138	18.10
Other consumer loans	1,752	21.38	2,026	28.01

Total consumer	7,492	60.51	7,979	63.78

Unallocated	649		1,092
Total allowance for loan losses	$17,141	100.00%	$16,944	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

The following table sets forth an analysis of the allowance for loan losses for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2007	2006	2005	2004	2003

Allowance at beginning of period	$17,368	$17,096	$17,141	$16,944	$16,804

Provision for loan losses	2,470	1,575	1,703	2,400	2,775
Charge offs:
Real estate loans:
One-to-four family	72	44	76	42	68
Commercial real estate	477	—	47	—	—

Total real estate loans	549	44	123	42	68

Commercial business loans	188	12	110	109	120

Consumer:
Home equity lines of credit	241	81	93	185	134
Automobile loans	969	1,347	1,427	1,915	1,760
Other consumer loans	444	813	1,157	904	1,554

Total consumer loans	1,654	2,241	2,677	3,004	3,448

Total charge-offs	2,391	2,297	2,910	3,155	3,636

Recoveries:
Real estate loans:
One-to-four family	1	36	8	59	23
Commercial real estate	—	—	47	76	7

Total real estate loans	1	36	55	135	30

Commercial business	—	1	8	1	20

Consumer:
Home equity lines of credit	137	123	223	90	160
Automobile loans	504	467	586	510	533
Other consumer loans	237	367	290	216	258

Total consumer loans	878	957	1,099	816	951

Total recoveries	879	994	1,162	952	1,001

Net charge-offs	1,512	1,303	1,748	2,203	2,635

Allowance acquired from merger	5,015	—	—	—	—

Allowance at end of period	$23,341	$17,368	$17,096	$17,141	$16,944

Allowance to nonperforming loans	143.10%	213.09%	331.32%	278.17%	252.90%
Allowance to total loans outstanding at the end of the period	1.10%	1.03%	0.99%	1.09%	1.13%
Net charge-offs (recoveries) to average loans outstanding during the period	0.08%	0.07%	0.10%	0.14%	0.18%

Interest Rate Risk Management. Interest rate risk is defined as the exposure to current and future earnings, and capital that arises from adverse movements in interest rates. Depending on a bank’s asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates. For example, a bank with predominantly long-term fixed-rate loans, and short-term deposits could have an adverse earnings exposure to a rising rate environment. Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates. This is referred to as repricing or maturity mismatch risk.

Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk); from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar repricing characteristics (basis risk); and from interest rate related options embedded in the bank’s assets and liabilities (option risk).

Our goal is to manage our interest rate risk by determining whether a given movement in interest rates affects our net income and the market value of our portfolio equity in a positive or negative way, and to execute strategies to maintain interest rate risk within established limits.

Model Simulation Analysis. We view interest rate risk from two different perspectives. The traditional accounting perspective, which defines and measures interest rate risk as the change in net interest income and earnings caused by a change in interest rates, provides the best view of short-term interest rate risk exposure. We also view interest rate risk from an economic perspective, which defines and measures interest rate risk as the change in the market value of portfolio equity caused by changes in the values of assets and liabilities, which were changed due to changes in interest rates. The market value of portfolio equity, also referred to as the economic value of equity is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities.

These two perspectives give rise to income simulation and economic value simulation, each of which presents a unique picture of our risk of any movement in interest rates. Income simulation identifies the timing and magnitude of changes in income resulting from changes in prevailing interest rates over a short-term time horizon (usually one year). Economic value simulation captures more information and reflects the entire asset and liability maturity spectrum. Economic value simulation reflects the interest rate sensitivity of assets and liabilities in a more comprehensive fashion, reflecting all future time periods. It can identify the quantity of interest rate risk as a function of the changes in the economic values of assets and liabilities, and the equity of the Company. Both types of simulation assist in identifying, measuring, monitoring and controlling interest rate risk and are employed by management to ensure that variations in interest rate risk exposure will be maintained within policy guidelines.

The Asset/Liability Management Committee produces reports on a quarterly basis, which compare baseline (no interest rate change) current positions showing forecasted net income, the economic value of equity and the duration of individual asset and liability classes, and of equity. Duration is defined as the weighted average time to the receipt of the present value of future cash flows. These baseline forecasts are subjected to a series of interest rate changes, in order to demonstrate or model the specific impact of the interest rate scenario tested on income, equity and duration. The model, which incorporates all asset and liability rate information, simulates the effect of various interest rate movements on income and equity value. The reports identify and measure our interest rate risk exposure present in our current asset/liability structure. If the results produce quantifiable interest rate risk exposure beyond our limits, then the testing will have served as a monitoring mechanism to allow us to initiate asset/liability strategies designed to reduce and therefore control interest rate risk.

The tables below set forth an approximation of our interest rate risk exposure. The simulation uses projected repricing of assets and liabilities at December 31, 2007 and at December 31, 2006. The primary interest rate exposure measurement applied to the entire balance sheet is the effect on net interest income and earnings of a gradual change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of gradual change in market interest rates of plus or minus 200 basis points for all projected future cash flows. Various assumptions are made regarding the prepayment speed and optionality of loans, investments and deposits, which are based on analysis, market information. The assumptions regarding optionality, such as prepayments of loans and the effective maturity of non-maturity deposit products are documented periodically through evaluation under varying interest rate scenarios.

Because prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security, collateralized mortgage obligation and loan repayment activity. Further the computation does not reflect any actions that management may undertake in response to changes in interest rates. Management periodically reviews its rate assumptions based on existing and projected economic conditions.

As of December 31, 2007 (Dollars in thousands):

Basis point change in rates	-200	Base Forecast	+200

Net Interest Income at Risk:
Net Interest Income	$110,881	$114,328	$114,645
% change	(3.02)%		0.28%

Net Income at Risk:
Net income	$22,792	$25,037	$25,253
% change	(8.97)%		0.86%

Economic Value at Risk:
Equity	$587,842	$681,498	$685,901
% change	(13.74)%		.65%

As of December 31, 2007, based on the scenarios above, net interest income, net income and economic value would be adversely affected over a one-year time horizon in a declining rate environment.

The net interest income at risk results indicate a slightly asset sensitive profile, which provides net interest margin benefits in rising rate scenarios. The economic value at risk remains limited in magnitude and indicates potential moderate exposures in increasing rate environments.

For 2007, our results indicate that we are well positioned with limited net interest income and economic value at risk and that all interest risk results continue to be within our policy guidelines.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $58.3 million. In addition, at December 31, 2007, we had arrangements to borrow up to $1.2 billion from the Federal Home Loan Banks of Pittsburgh and New York. On December 31, 2007, we had $185.8 million of Federal Home Loan Bank advances outstanding.

A significant use of our liquidity is the funding of loan originations. At December 31, 2007, we had $217.8 million in loan commitments outstanding, which consisted of $62.1 million and $6.8 million in commercial and consumer commitments to fund loans, respectively, $95.6 million and $37.2 million in commercial and consumer unused lines of credit, respectively, and $16.0 million in standby letters of credit. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of December 31, 2007 totaled $857.6 million, or 82.28% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations at December 31, 2007:

		Payments due by period

(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years

Commitments to fund loans	$68,953	$62,147	$—	$—	$6,806
Unused lines of credit	132,766	95,547	—	—	37,219
Standby letters of credit	16,041	16,041	—	—	—
Operating lease obligations	35,638	4,641	9,286	5,099	16,612

Total	$253,398	$178,376	$9,286	$5,099	$60,637

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

Year Ended December 31, (Dollars in thousands)	2007	2006	2005

Investing activities:
Loan purchases	$(91)	$(5,064)	$(38,283)
Loan originations	(518,897)	(502,021)	(661,965)
Principal repayments on loans	528,703	550,048	544,164
Purchases of investment securities available-for-sale	2,255,047	(55,779)	(61,767)
Purchases of investment securities held–to-maturity	—	(474)	(555)
Proceeds from sales and maturities of investment securities available-for-sale	2,189,039	67,130	129,593
Proceeds from maturities, calls or repayments of investment securities held-to-maturity	18,167	33,162	42,345

Financing activities:
(Decrease) increase in deposits	(123,262)	12,925	49,679
(Decrease) in Federal Home Loan Bank advances	(10,800)	(66,347)	(82,437)
Increase (decrease) in repurchase agreements	(13,777)	(4,318)	78,686
Increase (decrease) in Federal Home Loan Bank overnight borrowings	—	(49,900)	130
Increase in other borrowings	808	7,250	—

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulatory Capital Compliance” at note 14 to the consolidated financial statements.

Our stock offering increased our equity by $328.8 million. We will manage our capital for maximum stockholder benefit. The capital from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations were enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision (“OTS”) regulations, we will not be allowed to repurchase any shares during the first year following the offering, except: (1) in extraordinary circumstances, we may make open market repurchases of up to 5% of our outstanding stock if we receive the prior non-objection of the Office of Thrift Supervision of such repurchases; (2) repurchases of qualifying shares of a director or if we conduct an Office of Thrift Supervision-approved offer to repurchase made to all shareholders; (3) if we repurchase to fund a restricted stock award plan that has been approved by shareholders; or (4) if we repurchase stock to fund a tax-qualified employee stock benefit plan. All repurchases are prohibited, however, if the repurchase would reduce the Bank’s regulatory capital below regulatory required levels. On October 2, 2007, the Company announced that its Board of Directors authorized the Company to file a waiver request with the OTS requesting permission for the Company to repurchase up to five percent of the outstanding shares of its common stock during the first year following the Company’s initial public minority offering.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 19 to the consolidated financial statements.

For the year ended December 31, 2007, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Recent Accounting Pronouncements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), “Business Combinations which replaces SFAS No. 141, “Business Combinations”. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and that an acquirer be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as of the date that the acquirer takes control. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at fair values. This Statement requires the acquirer to recognize acquisition-related costs and restructuring costs separately from the business combination as period expense. This Statement is effective for business combinations for which the acquisition is on or after the first annual reporting period of the acquisition beginning on or after December 15, 2008. The adoption of this Statement will impact the accounting and reporting of acquisitions after January 1, 2008.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an Amendment to Accounting Research Bulletin (“ARB”) No. 51.” This Statement established new accounting and reporting standards that require that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary shall be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary measured using fair value of any noncontroling equity investments rather than the carrying amount of that retained investment. SFAS No. 160 also clarifies that changes in parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This Statement is effective for fiscal years on or after December 15, 2008. Early adoption is prohibited. The Company will evaluate the impact of adopting this statement on the Company’s consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (“SAB 109”) This SAB supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”), and expressed the current view of the staff that, consistent with guidance in SFAS No. 156 and 159, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Additionally, this SAB expands SAB 105’s view that internally developed intangible assets should not be recorded as part of the fair value for any written loan commitments that are accounted for at fair value through earnings. This SAB was effective for fiscal quarters beginning after December 15, 2007. The Company will adopt SAB 109 for any loan commitments issued or modified on or after January 1, 2008.

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 06-11, “Accounting for Income Tax Benefits of the Share-Based Payment Awards.” The Issue states that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. This Issue was effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company will prospectively apply this Issue to the applicable dividends declared on or after January 1, 2008.

In May 2007, the FASB issued FSP No. FIN 48-1, “Definition of Settlement in FASB FIN 48” (“FIN 48”). FSP 48-1 amends FIN 48 to provide guidance on determining whether a tax position is “effectively settled” for the purpose of recognizing previously unrecognized tax benefits. The concept of “effectively settled” replaces the concept of “ultimately settled” originally issued in FIN 48. The tax position can be considered “effectively settled” upon completion of an examination by the taxing authority if the entity does not plan to appeal or litigate any aspect of the tax position and it is remote that the taxing authority would examine any aspect of the tax position. For effectively settled tax positions, the full amount of the tax benefit can be recognized. The guidance in FSP No. FIN 48-1 was effective upon initial adoption of FIN 48. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of FSP No. FIN 48-1 did not have a material impact on the Company’s financial condition and result of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management does not plan to use the fair value option the Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (Loss) (AOCI). SFAS No. 158 requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of AOCI. This statement is effective as of December 31, 2006. If the provisions of SFAS No. 158 had been applied as of December 31, 2005, retained earnings would have been reduced by approximately $10.2 million before tax and approximately $6.6 million after tax. Additionally, the initial adoption of SFAS No. 158 did not have a significant impact on the Company’s regulatory capital. For additional information on the Company’s pension and postretirement plans, see Note 16 of the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the effect of SFAS No. 157 on the Company’s financial condition and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued SAB No. 108 (“SAB 108”). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB No. 108 is effective January 1, 2007. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB No. 108 on prior years will be recorded as a cumulative effect adjustment to beginning retained earnings, with disclosure of the items included in the cumulative effect. The adoption of SAB No. 108 did not have an impact on the Company’s financial condition and results of operations.

In September 2006, the FASB ratified EITF Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” An endorsement split-dollar arrangement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and using a separate agreement endorses a portion of the policy death benefit to the insured employee’s beneficiary. EITF No. 06-4 applies only to those endorsement split-dollar arrangements that provide a death benefit postretirement. This EITF requires an employer recognize a liability for future benefits if, in substance, the benefit exists. The liability would be accounted for in accordance with SFAS 106 “Employers Accounting for Postretirement Benefits Other Than Pensions” or Accounting Principles Board (“APB”) No. 12 “Omnibus Opinion”. The EITF’s requirement is effective for fiscal years beginning after December 15, 2007. Management is currently evaluating the effect of EITF 06-4 on the Company’s financial condition and results of operations.

In September 2006, the Task Force reached a conclusion on EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”). EITF 06-5 clarifies certain factors that should be considered in the determination of the realizable asset to be reported in the statement of financial condition. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2006, the FASB released FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and the initial adoption did not have a material impact on the Company’s financial condition and results of operations as described in Note 15, Income Taxes.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 133 and 140” (“SFAS No. 156”), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights, or MSRs) at fair value, with the changes in fair value recorded in the Consolidated Statement of Operations. SFAS No. 156 is effective for years beginning after September 15, 2006. The adoption of this standard did not have a material impact on the Company’s financial condition and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS No. 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective for years beginning after September 15, 2006. This standard did not have a material impact on the Company’s financial condition and results of operations.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Beneficial Mutual Bancorp, Inc. and Subsidiaries
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Beneficial Mutual Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beneficial Mutual Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, on December 31, 2006, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 158.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 31, 2008

Beneficial Mutual Bancorp, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Dollars in thousands, except per share amounts)

As of December 31, 2007 and 2006

	2007	2006
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	$53,545	$20,320
Interest-bearing deposits at other banks	4,782	252
Federal funds sold	—	502

Total cash and cash equivalents	58,327	21,074
INVESTMENT SECURITIES:
Available-for-sale (amortized cost of $938,835 and $337,338 at December 31, 2007 and 2006, respectively)	949,795	332,940
Held-to-maturity (estimated fair value of $111,127 and $127,233 at December 31, 2007 and 2006, respectively)	111,986	130,357
Federal Home Loan Bank stock, at cost	18,814	15,544

Total investment securities	1,080,595	478,841

LOANS	2,120,922	1,688,825
Allowance for loan losses	(23,341)	(17,368)

Net loans	2,097,581	1,671,457

ACCRUED INTEREST RECEIVABLE	18,089	11,565

BANK PREMISES AND EQUIPMENT, Net	79,027	33,168

OTHER ASSETS
Goodwill	110,335	6,679
Bank owned life insurance	29,405	28,003
Other intangibles	29,199	1,956
Other assets	55,260	47,476

Total other assets	224,199	84,114

TOTAL ASSETS	$3,557,818	$2,300,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Non-interest bearing deposits	$242,351	$90,040
Interest-bearing deposits	2,222,812	1,588,014

Total deposits	2,465,163	1,678,054
Borrowed funds	407,122	294,896
Other liabilities	65,736	46,854

Total liabilities	2,938,021	2,019,804

COMMITMENTS AND CONTINGENCIES (Note 19)
STOCKHOLDERS’ EQUITY:
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2007; none authorized issued or outstanding as of December 31, 2006	—	—
Common Stock - $.01 par value 300,000,000 shares authorized, 82,264,600 shares issued and outstanding as of December 31, 2007; $1.00 par value 100,000 shares authorized, 100 shares issued and outstanding as of December 31, 2006	823	—
Additional paid-in capital	360,126	—
Unearned common stock held by employee stock ownership plan	(30,635)	—
Retained earnings (partially restricted)	291,360	293,157
Accumulated other comprehensive loss	(1,877)	(12,742)

Total stockholders’ equity	619,797	280,415

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,557,818	$2,300,219

See accompanying notes to consolidated financial statements.

Beneficial Mutual Bancorp, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts)

For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
INTEREST INCOME
Interest and fees on loans	$117,334	$104,143	$92,208

Interest on federal funds sold	1,613	78	382
Interest and dividends on investment securities:
Taxable	37,885	22,160	24,087
Tax-exempt	1,062	945	414

Total interest income	157,894	127,326	117,091

INTEREST EXPENSE
Interest on deposits:
Interest bearing checking accounts	4,250	1,747	1,085
Money market and savings deposits	12,503	8,898	8,215
Time deposits	40,501	33,974	23,575

Total	57,254	44,619	32,875

Interest on borrowed funds	16,520	18,277	18,488

Total interest expense	73,774	62,896	51,363

Net interest income	84,120	64,430	65,728

PROVISION FOR LOAN LOSSES	2,470	1,575	1,703

Net interest income after provision for loan losses	81,650	62,855	64,025

NON-INTEREST INCOME
Insurance commission income	5,223	4,278	4,001
Service charges and other income	9,053	5,581	5,791
Impairment charge on securities available-for-sale	(1,192)	—	—
Gains on sale of investment securities available-for-sale	288	672	1,070

Total non-interest income	13,372	10,531	10,862

NON-INTEREST EXPENSE
Salaries and employee benefits	51,118	34,412	32,589
Contribution to the Foundation	9,995	—	—
Occupancy expense	9,367	7,566	7,339
Depreciation, amortization and maintenance	6,970	5,269	5,093
Advertising	4,507	2,049	1,994
Intangible amortization expense	3,434	426	408
Other	15,641	9,717	9,538

Total non-interest expense	101,032	59,439	56,961

(Loss) income before income taxes	(6,010)	13,947	17,928

INCOME TAX (BENEFIT) EXPENSE	(4,465)	2,322	4,728

Net (loss) income	$(1,545)	$11,625	$13,200

NET (LOSS) EARNINGS PER SHARE - Basic and Diluted	$(0.03)	$0.25	$0.29

Average common shares outstanding - Basic and Diluted	61,374,792	45,792,775	45,792,775
Dividends per share (1)	$0.01	$—	$—

(1) Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to Beneficial Mutual Bancorp’s minority stock offering in July 2007.

See accompanying notes to consolidated financial statements.

Beneficial Mutual Bancorp, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Dollars in thousands, except per share amounts)

For the Years Ended December 31, 2007, 2006 and 2005

	Number of Shares	Common Stock	Additional Paid in Capital	Common Stock held by ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity	Comprehensive Income

BEGINNING BALANCE, JANUARY 1, 2005					$267,414		$2,702	$270,116

Net income					13,200			13,200	$13,200

Net unrealized gain on available-for-sale securities arising during the year (net of tax benefit of $2,781)							(5,166)	(5,166)	(5,166)

Reclassification adjustment for net gains included in net income (net of tax of $375)							(696)	(696)	(696)

Other - Increase due to merger with Northwood Savings					918			918	918

Comprehensive income									$8,256

BALANCE, DECEMBER 31, 2005	100	$—	$—	$—	$281,532		$(3,160)	$278,372

Net income					$11,625			$11,625	$11,625

Net unrealized gain on available-for-sale securities arising during the year (net of deferred tax of $593)							1,101	1,101	1,101

Reclassification adjustment for net gains included in net income (net of tax of $235)							(436)	(436)	(436)

Comprehensive income									$12,290

Adjust to initially apply SFAS No. 158, net of tax							(10,247)	(10,247)

BALANCE, DECEMBER 31, 2006	100	$—	$—	$—	$293,157		$(12,742)	$280,415

Net loss					$(1,545)	$		$(1,545)	$(1,545)

Stock dividend of 45,792,675 shares to Beneficial Savings Bank MHC	45,792,675

Sale of 23,606,625 shares of common stock in initial public offering and issuance of 950,000 shares to The Beneficial Foundation	24,556,625	704	$241,166					241,870

Issuance of 11,915,200 shares in connection with FMS Financial Corporation acquisition	11,915,200	119	119,033					119,152

Unallocated ESOP shares committed to employees				(32,248)				(32,248)

ESOP shares committed to be released			(73)	1,613				1,540

Net unrealized gain on available-for-sale securities arising during the year (net of deferred tax of $3,161)							9,032	9,032	9,032

Reclassification adjustment for net gains included in net income (net of tax of $101)							(187)	(187)	(187)

Reclassification adjustment for other-than-temporary impairment (net of tax benefit of $417)							775	775	775

Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $670)							1,245	1,245	1,245

Comprehensive income									$9,320

Cash dividend					(252)			(252)

BALANCE, DECEMBER 31, 2007	82,264,600	$823	$360,126	$(30,635)	$291,360		$(1,877)	$619,797

See accompanying notes to consolidated financial statements.

Beneficial Mutual Bancorp, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

OPERATING ACTIVITIES:
Net income (loss)	$(1,545)	$11,625	$13,200
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Contribution of stock to The Beneficial Foundation	9,491	—	—
Provision for loan losses	2,470	1,575	1,703
Depreciation and amortization	4,563	3,520	3,522
Intangible amortization	3,434	426	408
Impairment charge	1,192
Net gain on sale of investments	(288)	(672)	(1,070)
Accretion of discount	(2,487)	(285)	(308)
Amortization of premium	326	417	671
Origination of loans held for sale	(2,664)	(8,869)	(7,933)
Proceeds from sales of loans	2,941	8,634	9,471
Deferred income taxes	(10,648)	(12,497)	(14,045)
Net gain (loss) from sales of premises and equipment	162	(72)	(361)
Decrease (increase) in bank owned life insurance	(1,402)	(2,638)	803
Changes in assets and liabilities that provided (used) cash:
Accrued interest receivable	(216)	(1,538)	(1,361)
Accrued interest payable	(266)	(51)	783
Income taxes payable	(2,912)	1,522	(887)
Other liabilities	11,190	(2,339)	5,615
Other assets	1,872	8,483	(1,855)

Net cash provided by operating activities	15,213	7,241	8,356

INVESTING ACTIVITIES:
Net cash paid in business combination	(32,474)	(1,000)	(6,570)
Loans originated or acquired	(518,988)	(507,085)	(700,248)
Principal repayment on loans	528,703	550,048	544,164
Purchases of investment securities available for sale	(2,255,047)	(55,779)	(61,767)
Purchases of investment securities held to maturity	—	(474)	(555)
Net purchases in money market fund	43,798	(2,070)	3
Proceeds from sales and maturities of investment securities available-for-sale	2,189,039	67,130	129,593
Proceeds from maturities, calls or repayments of investment securities held-to-maturity	18,167	33,162	42,345
Redemption of Federal Home Loan Bank stock	2,707	2,794	5,646
Net decrease/(increase) in other real estate owned	2,796	336	(207)
Purchases of premises and equipment	(11,473)	(5,429)	(5,936)
Proceeds from sale of premises and equipment	370	272	1,163
Proceeds from other investing activities	53

Net cash (used in) provided by investing activities	(32,349)	81,905	(52,369)

FINANCING ACTIVITIES:
Net decrease in borrowed funds	(23,769)	(113,315)	(3,621)
Net decrease in checking, savings and demand accounts	(19,340)	(33,674)	(94,807)
Net increase/(decrease) in time deposits	(103,922)	45,990	144,623
Cash dividend to parent company	(252)	—	—
Proceeds from stock issuance	228,697	—	—
Stock issuance costs	3,683	—	—
Loan to employee stock ownership plan	(30,708)	—	—

Net cash (used in) provided by financing activities	54,389	(100,999)	46,195

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	37,253	(11,853)	575
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,074	32,927	32,352

CASH AND CASH EQUIVALENTS, END OF YEAR	$58,327	$21,074	$32,927

SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:
Cash payments for interest	$187,410	$62,950	$50,583
Cash payments of income taxes	7,239	13,861	19,641
Transfers of loans to other real estate owned	295	339	450
Issuance of common stock for FMS Financial	119,152	—	—
Fair value of tangible assets acquired	1,073,387	—	—
Goodwill and identifiable intangible assets acquired	134,332	—	—
Liabilities assumed and note issued	1,055,870	—	—

See accompanying notes to consolidated financial statements.

Beneficial Mutual Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

(All dollar amounts are presented in thousands, except per share data)

1.	NATURE OF OPERATIONS

Beneficial Mutual Bancorp, Inc. (“the “Company”) is a federally chartered stock holding company and owns 100% of the outstanding common stock of Beneficial Bank (the “Bank”), a Pennsylvania chartered stock savings bank. On July 13, 2007, the Company completed its initial minority public offering and acquisition of FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together “FMS Financial”), which are discussed in more detail below. Following the consummation of the merger and public offering, the Company had a total of 82,264,600 shares of common stock, par value $0.01 per share, issued and outstanding, of which 36,471,825 were held publicly and 45,792,775 were held by Beneficial Savings Bank MHC (the “MHC”), the Company’s federally chartered mutual holding company.

At December 31, 2006, the Company was wholly owned by the MHC and had 100 shares of common stock, par value $1.00 per share, outstanding.

The Bank offers a variety of consumer and commercial banking services to individuals, businesses, and nonprofit organizations through 72 offices throughout the Philadelphia and Southern New Jersey area. The Bank is supervised and regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the “FDIC”). The Office of Thrift Supervision (the “OTS”) regulates the Company and the MHC. The deposits of the Bank are insured by the Deposit Insurance Fund of the FDIC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and two variable interest entities (“VIE”) where the Company is the primary beneficiary. The financial statements include the Bank and its wholly owned subsidiaries. The Bank’s wholly owned subsidiaries are as follows: Beneficial Advisors, LLC, which offers non-deposit products, Neumann Corporation, a Delaware corporation, which was formed for the purpose of managing certain investment securities, Beneficial Insurance Services, LLC, which was formed to provide insurance services to individual and business customers and BSB Union Corporation, a leasing company. All subsidiaries of the Company enhance or support the traditional banking services provided by the Bank. All intercompany accounts and transactions have been eliminated. In addition, VIE’s were consolidated in the financial statements. See Note 23 for further discussion. Under Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company determined it operates in one reporting segment which is community banking. While the company monitors revenue on various products and services, the operations and financial performance is evaluated on a company wide basis. Accordingly, all financial operations are included in one reportable segment.

Prior to the issuance of its 2006 consolidated financial statements in its Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on March 14, 2007, the Company identified an error in the presentation of investment securities, specifically certain money market mutual funds. These money market mutual funds had been classified as cash and cash equivalents on the consolidated balance sheet as of December 31, 2006. The effect of correcting this error in the presentation of money market mutual funds was to increase investment securities by $2.1 million and decrease cash and cash equivalents by $2.1 million. In addition, the Company identified an error in the 2006 presentation of Non-interest bearing deposits. The Company determined that certain non-traditional deposit accounts should have been classified as non-interest bearing deposits, instead of being presented as other liabilities as of December 31, 2006. The effect of correcting this error in the presentation of non-traditional deposit accounts was to increase non-interest bearing deposits by $10.2 million and reduce other liabilities by $10.2 million. The Company has corrected the corresponding presentation in the consolidated statement of cash flows.

Use of Estimates in the Preparation of Financial Statements – These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for loan losses, goodwill, other intangible assets and deferred tax asset valuation allowance. Actual results could differ from those estimates and assumptions.

Investment Securities - The Company classifies and accounts for debt and equity securities as follows:

Held-to-Maturity - Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and are recorded at amortized cost. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available-for-Sale – Debt securities that will be held for indefinite periods of time, including equity securities with readily determinable fair values, that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of tax in other comprehensive income. Realized gains and losses on the sale of investment securities are recorded as of trade date and reported in the consolidated statements of income and determined using the adjusted cost of the specific security sold.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, the Company evaluates its securities portfolio for other-than-temporary impairment throughout the year. Each investment, which has an indicative market value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (1) the length of time and the extent to which the fair value has been less than book value, (2) the financial condition and the near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Among the other factors that are considered in determining intent and ability is a review of capital adequacy, interest rate risk profile and liquidity position of the Company. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. During 2007, the Company recorded an other-than-temporary impairment charge of $1.2 million as described in Note 6.

The Company invests in Federal Home Loan Bank of Pittsburgh and New York (“FHLB”) stock as required to support borrowing activities as detailed in Note 13. The Company reports its investment in FHLB stock at cost in the consolidated statements of financial condition.

Loans – The portfolio consists of personal loans, business loans and residential mortgage loans. Personal loans consist primarily of home equity loans and automobile loans. Business loans include commercial real estate loans. The residential mortgage portfolio includes loans secured primarily by first liens on one-to-four family residential properties. Loan balances are stated at their principal balances, net of unamortized fees/costs.

Origination fees, net of certain direct origination costs, on real estate and business loans, as well as deferred commission expenses on indirect personal loans are deferred and the balance is amortized to income as a yield adjustment over the life of the loans using the interest method.

Personal loans are typically charged off at 120 days delinquent. Business loans are placed on nonaccrual when the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Business loans are charged off when the loan is deemed uncollectible. Residential mortgage loans are typically placed on nonaccrual only when the loan becomes 90 days delinquent and is not well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans placed on nonaccrual or charged off is charged to interest income. Payments received on nonaccrual loans are generally applied first to principal balances and then to interest income. Loans are returned to accrual status when all of the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame.

Allowance for Loan Losses – The allowance for loan losses is determined by management based upon past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

Loans acquired by the Company through a purchase business combination are evaluated for possible credit impairment. Reduction to the carrying value of the acquired loans as a result of credit impairment is recorded as a purchase accounting adjustment. The Company does not carry over the acquired company’s allowance for loan and lease losses on impaired loans, nor does the Company add to its existing allowance for the acquired loans as part of purchase accounting.

The allowance for loan losses is established through a provision for loan losses charged to expense which is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans.

Under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan- an amendment of FASB Statements No. 5 and 15”, a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. The measurement is based either on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. Impairment losses are included in the provision for loan losses.

Mortgage Banking Activities - The Company originates mortgage loans held for investment and for sale. At origination, mortgage loans are identified as either held for sale or held for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis.

The Company originates mortgage loans for sale to institutional investors. In accordance with SFAS No. 156, “Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140”, the cost of the loan sold is allocated between the servicing rights, the retained portion of the loan and the sold portion of the loan based on the relative fair values of each. The fair value of the loan servicing rights is determined by valuation techniques. The mortgage servicing rights are reviewed for impairment on a quarterly basis.

The servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. At December 31, 2007 and 2006, mortgage servicing rights totaling $0.5 million and $0.5 million, respectively, were included in Other Assets in the consolidated statements of financial condition.

At December 31, 2007 and 2006, loans serviced for others totaled $70.2 million and $71.7 million, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company had fiduciary responsibility for related escrow and custodial funds aggregating approximately $1.0 million and $0.9 million at December 31, 2007 and 2006, respectively.

Bank Premises and Equipment – Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful lives of 10 to 40 years for buildings and 3 to 20 years for furniture, fixtures and equipment. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or the useful lives of the respective assets, whichever is less.

Real Estate Owned – Real estate owned includes properties acquired by foreclosure or deed in-lieu of foreclosure and premises no longer used in operations. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. Losses arising from foreclosure transactions are charged against the allowance for loan losses. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense. Real estate owned is periodically evaluated for impairment and reductions in carrying value are recognized in the consolidated statements of operations.

Income Taxes - Deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax liability is recognized for temporary differences that will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Goodwill and Other Intangibles - Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Definite lived intangibles are amortized on an accelerated or straight-line basis over the period benefited. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill in accordance with SFAS No. 142 with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2007 and 2006, goodwill was tested for impairment and no impairment charges were recorded.

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2007, intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine years for customer relationships and two to four years for other intangibles.

Cash Surrender Value of Life Insurance – The Company funds the purchase of insurance policies on the lives of certain officers and employees of the Company. The Company has recognized any increase in cash surrender value of life insurance, net of insurance costs in the consolidated statements of operations.

Comprehensive Income – The Company presents as a component of comprehensive income amounts from transactions and other events currently excluded from the consolidated statements of operations and recorded directly to retained earnings.

Postretirement Benefits - The Company currently provides certain postretirement benefits to qualified retired employees. These postretirement benefits principally pertain to health insurance coverage. The cost of such benefits are accrued during the years the employee provides service.

Accounting for Derivatives - The Company’s derivative instruments outstanding during the years ended December 31, 2007 and 2006 included commitments to fund loans held for sale and forward loan sale arrangements. Currently, the Company does not have any embedded derivatives that require bifurcation and does not employ hedging activities.

Consolidation of Variable Interest Entities - At December 31, 2007 and 2006, the assets and liabilities of the Company’s investment as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing tax credits pursuant to Section 42 of the Internal Revenue Code (“LIHTC investments”) have been consolidated in accordance with FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (“ARB”) No. 51”. The Company’s involvement in variable interest entities is further described in Note 23.

Employee Stock Ownership Plan (“ESOP”) - The Company accounts for its ESOP based on guidance from American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 96-3 “Employer’s Accounting for Employee Stock Ownership Plans.” Shares are released to participants proportionately as the loan is repaid. If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the ESOP participants is contingent upon the repayment of the loan to the Company.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” which replaces SFAS No. 141, “Business Combinations” (“SFAS No. 141”). This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and that an acquirer be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as of the date that the acquirer takes control. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at fair values. This Statement requires the acquirer to recognize acquisition-related costs and restructuring costs separately from the business combination as period expense. This Statement is effective for business combinations for which the acquisition is on or after the first annual reporting period of the acquisition beginning on or after December 15, 2008. The adoption of this Statement will impact the accounting and reporting of acquisitions after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an Amendment to ARB No. 51.” This Statement established new accounting and reporting standards that require that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary shall be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary measured using fair value of any noncontrolling equity investments rather than the carrying amount of that retained investment. SFAS No. 160 also clarifies that changes in parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This Statement is effective for fiscal years on or after December 15, 2008. Early adoption is prohibited. The Company will evaluate the impact of adopting this Statement on the Company’s consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (“SAB 109”). This SAB supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”), and expresses the current view of the staff that, consistent with guidance in SFAS No. 156 and 159, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Additionally, this SAB expands SAB 105’s view that internally-developed intangible assets should not be recorded as part of the fair value for any written loan commitments that are accounted for at fair value through earnings. This SAB was effective for fiscal quarters beginning after December 15, 2007. The Company will adopt SAB 109 for any loan commitments issued or modified on or after January 1, 2008.

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 06-11, “Accounting for Income Tax Benefits of the Share-Based Payment Awards.” The Issue states that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. This Issue was effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company will prospectively apply this Issue to the applicable dividends declared on or after January 1, 2008.

In May 2007, the FASB issued FSP No. FIN 48-1, “Definition of Settlement in FASB FIN 48.” FSP No. 48-1 amends FIN 48 to provide guidance on determining whether a tax position is “effectively settled” for the purpose of recognizing previously unrecognized tax benefits. The concept of “effectively settled” replaces the concept of “ultimately settled” originally issued in FIN 48. The tax position can be considered “effectively settled” upon completion of an examination by the taxing authority if the entity does not plan to appeal or litigate any aspect of the tax position and it is remote that the taxing authority would examine any aspect of the tax position. For effectively settled tax positions, the full amount of the tax benefit can be recognized. The guidance in FSP No. FIN 48-1 was effective upon initial adoption of FIN 48. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48-1 did not have a material impact on the Company’s financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management adopted SFAS No. 159 on January 1, 2008 but has not elected to fair value any of the Company’s financial assets and financial liabilities that are not currently required to be measured at fair value.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (Loss) (“AOCI”). SFAS No. 158 requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of AOCI. This statement is effective as of December 31, 2006. Additionally, the initial adoption of SFAS No. 158 did not have a significant impact on the Company’s regulatory capital.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the effect of SFAS No. 157 on the Company’s financial condition and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB No. 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective January 1, 2007. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment to beginning retained earnings, with disclosure of the items included in the cumulative effect. The adoption of SAB 108 did not have an impact on the Company’s financial condition and results of operations.

In September 2006, the FASB ratified EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”) An endorsement split-dollar arrangement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and using a separate agreement endorses a portion of the policy death benefit to the insured employee’s beneficiary. EITF 06-4 applies only to those endorsement split-dollar arrangements that provide a death benefit postretirement. This EITF requires an employer recognize a liability for future benefits if, in substance, the benefit exists. The liability would be accounted for in accordance with SFAS No. 106 “Employers Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”) or Accounting Principles Board (“APB”) No. 12 “Omnibus Opinion”. The EITF’s requirement is effective for fiscal years beginning after December 15, 2007. Management is currently evaluating the effect of EITF 06-4 on the Company’s financial condition and results of operations.

In September 2006, the Task Force reached a conclusion on EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”). EITF 06-5 clarifies certain factors that should be considered in the determination of the realizable asset to be reported in the statement of financial condition. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The guidance did not have an impact on the Company’s consolidated financial statements.

In June 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and the initial adoption did not have a material impact on the Company’s financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 133 and 140” (“SFAS No. 156”), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights, or MSRs) at fair value, with the changes in fair value recorded in the consolidated statement of operations. SFAS No. 156 is effective for years beginning after September 15, 2006. The adoption of this standard did not have a material impact on the Company’s financial condition and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS No. 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective for years beginning after September 15, 2006. This standard did not have a material impact on the Company’s financial condition and results of operations.

3.	MINORITY STOCK OFFERING AND MERGERS AND ACQUISITIONS

On October 13, 2006, the Company announced that it had signed a definitive merger agreement with FMS Financial. Under the terms of the agreement, which was approved by the Boards of Directors of both companies, the Company conducted a minority stock offering to the qualifying Bank depositors and the public and immediately thereafter acquired FMS Financial. Upon completion of the merger, Farmers & Mechanics Bank was merged with and into the Bank. The transaction closed on July 13, 2007. FMS was acquired to increase the Bank’s deposit base and its loan portfolio, and provide the Bank with greater access to customers in New Jersey, particularly in Burlington County, New Jersey.

In connection with the Company’s acquisition of FMS Financial, FMS Financial shareholders received $28.00 per share in the form of stock, cash or a combination of cash and stock, subject to the election and proration procedures set forth in the merger agreement. There were 11,915,200 shares of Company common stock and $64.2 million in cash issued to former FMS Financial shareholders upon the consummation of the acquisition. The total purchase price was approximately $186.8 million, including $119.2 million in stock consideration, $64.1 million in cash consideration, and $3.5 million in direct acquisition costs.

The Company is authorized to issue a total of four hundred million shares, of which three hundred million shares shall be common stock, par value $0.01 per share, and of which one hundred million shares shall be preferred stock, par value $0.01 per share. Each share of the Company’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

In the event the Company pays dividends to its stockholders, it will also be required to pay dividends to the MHC, unless the MHC elects to waive the receipt of dividends. The Company declared a dividend of $0.3 million on April 13, 2007.

The Company also established The Beneficial Foundation (the “Foundation”), a charitable foundation, in connection with the offering. The Foundation was funded by a combination of 950,000 shares of Company common stock and $0.5 million in cash, resulting in a pre-tax non-interest expense charge of $10.0 million.

The acquisition of FMS Financial resulted in an increase of $1.2 billion to the Company’s assets, including increases of $579.0 million of investment securities, $438.0 million of net loans, $100.0 million of goodwill, $41.3 million of bank premises and equipment and $23.2 million of core deposit intangible. Total liabilities increased $1.1 billion, including increases of $910.4 million of deposits, $110.7 million of securities sold under agreements to repurchase and $25.3 million of subordinated debentures.

In accordance with the purchase method of accounting, the Company’s results of operations and cash flows for the fiscal year ended December 31, 2007 only reflect the former FMS Financial’s results for the approximate six month period between July 13, 2007 and the fiscal year end date of December 31, 2007.

Presented below are the Company’s pro forma condensed consolidated statements of operations which have been prepared as if the stock offering and business combination with FMS Financial had been consummated as of the beginning of each of the years ended December 31, 2007 and 2006.

	2007	2006

Total interest income	$191,811	$196,021
Total interest expense	88,064	90,493

Net interest income	103,747	105,528
Provision for loan losses	2,500	1,905

Net interest income after provision for loan losses	101,247	103,623
Total non-interest income	16,282	17,694
Total non-interest expense	123,651	103,949

(Loss) income before income taxes	(6,122)	17,368

Income tax (benefit) expense	(3,934)	4,653

Net (loss) income	$(2,188)	$12,715

Net (loss) earnings per share – Basic and Diluted	$(0.03)	$(0.16)
Average common shares outstanding – Basic and Diluted	79,113,729	79,113,729

The following table summarizes the estimated fair value of FMS Financial assets acquired and liabilities assumed at July 13, 2007:

2007
Cash and due from banks	$41,382
Interest-bearing deposits	35
Investment securities available for sale	579,018
FHLB stock	5,977
Net loans	438,002
Premises and equipment	41,313
Core deposit intangible	23,215
Goodwill	100,049
Other assets	7,932

Total assets acquired	1,236,923

Deposits	910,371
Repurchase agreement	110,739
Statutory debenture	25,256
Other liabilities	7,242

Total liabilities acquired	1,053,608

Net assets acquired	$183,315

At December 31, 2007, purchase price allocations had not been finalized for all items related to the FMS Financial merger. The Company’s total value of assets that do not have finalized purchase price allocations is $7.4 million which includes other real estate in New Jersey of $4.6 million, construction in process of $1.9 million and leasehold improvements of $0.9 million. Additionally, two acquired impaired loans of $1.7 million are being evaluated under the cost recovery method under AICPA SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.

On October 5, 2007, the Bank’s wholly owned subsidiary, Beneficial Insurance Services, LLC, acquired the business of CLA Agency, Inc., a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania. The acquisition was accounted for under the purchase method of accounting for business combinations in accordance with SFAS No. 141. Consideration for the purchase consisted of cash, a portion of which is contingent upon the achievement of certain earnings targets. We recognized goodwill and other intangibles as presented in Note 10, Goodwill and Other Intangibles. The acquisition of CLA is considered immaterial for purposes of the disclosures required for SFAS No. 141.

4.	EARNINGS PER SHARE

As described in Note 3, on July 13, 2007, in connection with the closing of the minority stock offering, the Company issued 82,264,600 shares of common stock. On July 13, 2007, the 100 shares of the Company’s common stock previously issued to the MHC in connection with the Bank’s mutual holding company reorganization in 2004 were replaced with 45,792,775 shares, representing 55.67% of the shares of the Company’s outstanding common stock. The remaining shares were sold to the public, issued to former FMS Financial shareholders in connection with the Company’s acquisition of FMS Financial and contributed to the Foundation.

The replacement of the MHC shares is analogous to a stock split or significant stock dividend. Therefore, the earnings per share information is calculated by giving retroactive application to the periods presented of the weighted average number of MHC shares outstanding on the minority offering’s July 13, 2007 closing date.

The following table presents a calculation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005, respectively. Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding.

	For the Year Ended December 31,

	2007	2006	2005

Basic and diluted (loss) earnings per share:
Net (loss) income available to common shareholders	$(1,545)	$11,625	$13,200

Average common shares outstanding	61,374,792	45,792,775	45,792,775

Net (loss) earnings per share	$(0.03)	$0.25	$0.29

5.	CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances in accordance with federal requirements. Cash and due from banks in the consolidated statements of financial condition include $7.7 million and $2.6 million at December 31, 2007 and 2006, respectively, relating to this requirement.

Cash and due from banks also includes fiduciary funds of $1.3 million and $1.4 million at December 31, 2007 and 2006, respectively, relating to insurance services.

At December 31, 2007, $2.8 million of proceeds from a sale of other real estate owned was held by a Qualified Intermediary to be used for the acquisition of a property, which related to the Company entering into a Like-Kind Exchange transaction under Section 1031 of the Internal Revenue Code.

6.	INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 2007 and 2006 are as follows:

	Available-for-Sale - 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Equity securities	$9,391	$437	$(26)	$9,802
U.S. Government Sponsored Enterprise (“GSE”) and Agency Notes	184,756	2,437	(130)	187,063
GNMA guaranteed mortgage certificates	17,299	89	—	17,388
Collateralized mortgage obligations	206,842	1,873	(2,709)	206,006
Other mortgage-backed securities	431,500	8,987	(303)	440,184
Municipal and other bonds	74,330	288	(392)	74,226
Mutual funds	14,717	432	(23)	15,126

Total	$938,835	$14,543	$(3,583)	$949,795

	Held-to-Maturity - 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government Sponsored Enterprise (“GSE”) and Agency Notes	$27,498	$33	$(44)	$27,487
GNMA guaranteed mortgage certificates	771	$0	(26)	745
Other mortgage-backed securities	83,717	485	(1,307)	82,895

Total	$111,986	$518	$(1,377)	$111,127

	Available-for-Sale - 2006

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Equity securities	$6,453	$1,252	$(66)	$7,639
GSE and Agency Notes	72,644	6	(864)	71,786
GNMA guaranteed mortgage certificates	26,438	24	(114)	26,348
Collateralized mortgage obligations	144,339	118	(4,057)	140,400
Other mortgage-backed securities	53,759	203	(1,000)	52,962
Municipal and other bonds	31,632	192	(92)	31,732
Mutual funds	2,073	—	—	2,073

Total	$337,338	$1,795	$(6,193)	$332,940

	Held-to-Maturity - 2006

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

GSE and Agency Notes	$27,499	$—	$(619)	$26,880
GNMA guaranteed mortgage certificates	912	—	(31)	881
Other mortgage-backed securities	101,946	352	(2,826)	99,472

Total	$130,357	$352	$(3,476)	$127,233

The Company sold available-for-sale securities of $384.9 million, $8.7 million and $32.0 million resulting in gross realized gains of $0.9 million, $0.8 million and $1.2 million and gross realized losses of $0.6 million, $0.2 million and $0.1 million in 2007, 2006 and 2005, respectively. The tax provision applicable to these net realized gains amounted to $(0.9) million, $0.2 million and $0.4 million, respectively.

Due to the condition of financial institutions in the fourth quarter of 2007 and the evaluation of the near term prospects of the issuers in relation to the severity of the decline, the Company recorded a charge related to the value of common equity securities of various financial services companies that were deemed to be other-than-temporarily-impaired. The Company has recognized an other-than-temporary impairment for these securities of $1.2 million in 2007.

At December 31, 2007, the Company owned 2 investments totaling $1.7 million that the Company carries at cost. The Company has the ability and intent to hold these investments and there were no indications that these investments were other-than-temporarily impaired at December 31, 2007.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2007 and 2006 are summarized in the following table:

	2007

	Less than 12 months		12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

GSE and Agency Notes	$—	$—	$63,979	$174	$63,979	$174
Mortgage-backed securities	8,357	14	87,931	1,621	96,288	1,635
Municipal and other bonds	28,293	376	3,075	16	31,368	392
Collateralized mortgage obligations	37,414	408	97,324	2,300	134,738	2,708

Subtotal, debt securities	74,064	798	252,309	4,111	326,373	4,909
Equity securities	750	26	—	—	750	26
Mutual Funds	347	24	—	—	347	24

Total temporarily impaired securities	$75,161	$848	$252,309	$4,111	$327,470	$4,959

	2006

	Less than 12 months		12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

GSE and Agency Notes	$6,859	$17	$73,385	$1,466	$80,244	$1,483
Other mortgage-backed securities	9,869	30	126,346	3,941	136,215	3,971
Municipal and other bonds	4,804	16	5,891	76	10,695	92
Collateralized mortgage obligations	—	—	116,164	4,057	116,164	4,057

Subtotal, debt securities	21,532	63	321,786	9,540	343,318	9,603
Equity securities	1,434	66	—	—	1,434	66

Total temporarily impaired securities	$22,966	$129	$321,786	$9,540	$344,752	$9,669

GSE and Agency Notes

The Company’s investments in the preceding table in GSE Notes consist of debt obligations of the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Bank (“FHLB”) and the Federal Farm Credit Bank (“FFCB”). The Company’s investments in Government Agency Notes consist of debt obligations of the Department of Housing and Urban Development (“HUD”). Included in the 12 months or longer are 15 securities with a loss, on average, of .27%. The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Mortgage-Backed Securities

The Company’s investments in the preceding table in mortgage-backed securities consist of fixed rate GSE mortgage-backed securities and government agency mortgage-backed securities. Included in the less than 12 months are five securities with a loss, on average, of .17%. Included in the 12 months or longer are 32 securities with a loss, on average, of 1.84%. The unrealized losses on the Company’s investments in mortgage-backed securities are due to current interest rate levels relative to the Company’s cost. The contractual cash flows of those investments in GSE mortgage-backed securities are debt obligations of the Federal Home Loan Mortgage Corporation (“FHLMC”) and the FNMA. Fannie Mae issues guaranteed mortgage pass-through certificates or MBS certificates, which represent the beneficial ownership in a distinct pool of residential mortgage loans secured by single-family (one-to four-unit) dwellings, or in a pool of participation interests in loans of that type. Fannie Mae guarantees to the MBS trust that they will supplement amounts received by the MBS trust as required to permit timely payments of interest and principle on the certificates. They alone are responsible for making payments under their guarantee. The certificates and payments of principle and interest on the certificates are not guaranteed by the United States, and do not constitute a debt or obligation of the United States or any of its agencies or instrumentalities other than Fannie Mae. Freddie Mac issues and guarantees Mortgage Participation Certificates (or “PCs”), which are securities that represent undivided beneficial ownership interests in, and receive payments from, pools of one-to-four-family residential mortgages that are held in trust for investors. Freddie Mac guarantees the payment of interest and principle on the PCs. They alone are responsible for making payments on their guarantee. Principle and interest payments on the PCs are not guaranteed by and are not debts or obligations of the United States or any federal agency or instrumentality other than Freddie Mac. The cash flows related to government agency mortgage-backed securities are direct obligations of the U.S. Government. The decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Municipal and other bonds

The Company’s investments in the preceding table in this category consist of municipal bonds, corporate bonds and trust preferred/collateralized debt obligations (“CDOs”). The municipal bonds consist of general obligation bonds of entities located in the state of Pennsylvania. These bonds are rated AAA by S&P and/or Aaa by Moody’s. Other bonds consist of corporate bonds and trust preferred/CDOs, which are rated investment grade at December 31, 2007. Included in the less than 12 months are three securities with a loss, on average, of 1.31%. Included in the 12 months or longer are eight securities with a loss, on average of .51%. The unrealized losses on the Company’s municipal and other bonds are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Collateralized Mortgage Obligations

The Company’s investments in the preceding table in this category consist of collateralized mortgage obligations issued by the FHLMC, the FNMA, and whole-loan mortgage-backed securities rated AAA by S&P. Included in the less than 12 months are eight securities with a loss, on average, of 2.07%. Included in the 12 months or longer are 28 securities with a loss, on average, of 2.31%. The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

Equity Securities

The Company’s investments in the preceding table in equity securities consist of bank issued common stocks and mutual funds. Included in the less than 12 months are three securities with a loss position, on average, of 4.3%. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. The Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

The amortized cost and estimated fair value of debt securities at December 31, 2007 and 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

+
	2007		2006

	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Available-for-sale:
Due in one year or less	$82,907	$82,906	$18,966	$18,964
Due after one year through five years	44,417	44,467	61,138	60,287
Due after five years through ten years	90,323	92,431	26,716	26,760
Due after ten years	248,281	247,492	141,795	137,907
Mortgage-backed securities	448,799	457,571	80,197	79,311

Total	$914,727	$924,867	$328,812	$323,229

Held-to-maturity:
Due in one year or less	$5,000	$5,013	$—	$—
Due after one year through five years	22,498	22,474	27,499	26,880
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
Mortgage-backed securities	84,488	83,640	102,858	100,353

Total	$111,986	$111,127	$130,357	$127,233

The Company pledges securities to secure its Treasury Tax and Loan account. At December 31, 2007, securities with an amortized cost of $7.1 million and an estimated fair value of $7.2 million were pledged. At December 31, 2006, securities with an amortized cost of $4.3 million and an estimated fair value of $4.2 million were pledged.

7.	LOANS

The Company provides loans to borrowers, of which the majority of these loans are to borrowers located in the Mid-Atlantic region. The ultimate repayment of these loans is dependent to a certain degree on the economy of this region.

Major classifications of loans at December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Real estate loans:
One-to-four family	$479,817	$278,970
Commercial real estate	693,733	409,702
Residential construction	1,958	9,967

Total real estate loans	1,175,508	698,639

Commercial business loans	136,345	98,612

Consumer loans:
Home equity loans and lines of credit	390,762	384,370
Auto loans	174,769	232,675
Other consumer loans	237,442	265,878

Total consumer loans	802,973	882,923

Total loans	2,114,826	1,680,174

Net deferred loan costs	6,096	8,651
Allowance for loan losses	(23,341)	(17,368)

Loans, net	$2,097,581	$1,671,457

The activity in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005, is as follows:

	2007	2006	2005

Balance, beginning of year	$17,368	$17,096	$17,141
Provision for loan losses	2,470	1,575	1,703
Allowance purchased	5,015	—	—
Charge-offs	(2,391)	(2,297)	(2,910)
Recoveries	879	994	1,162

Balance, end of year	$23,341	$17,368	$17,096

The provision for loan losses charged to expense is based upon past loan and loss experiences and an evaluation of estimated losses in the current loan and lease portfolio, including the evaluation of impaired loans. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in a loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2007 and 2006, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans’ collateral. Impairment losses are included in the provision for loan losses. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include personal loans and most residential mortgage loans, and are not included in the following paragraph.

The recorded investment in impaired loans not requiring an allowance for loan losses was $2.9 million at December 31, 2007 and $3.8 million at December 31, 2006. The recorded investment in impaired loans requiring an allowance for loan losses was $5.2 million and $3.3 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the related allowance for loan losses associated with those loans was $2.7 million and $0.1 million, respectively. For the years ended December 31, 2007, 2006 and 2005, the average recorded investment in these impaired loans was $7.8 million, $3.3 million and $0.02, respectively and the interest income recognized on impaired loans was $0.3 million for 2007, $0.3 million for 2006 and $0 for 2005.

Nonperforming loans (which includes nonaccrual loans and loans past 90 days or more and still accruing) at December 31, 2007 and 2006 amounted to approximately $16.3 million and $8.2 million, respectively. The loans include impaired loans acquired in a business combination that are accounted for under SOP 03-3. As of December 31, 2007, the impaired balance pertaining to loans accounted for under AICPA SOP 03-3 was $0.8 million.

Nonaccrual loans at December 31, 2007 and 2006 amounted to approximately $7.7 million and $0.5 million, respectively.

Interest income on impaired loans other than nonaccrual loans is recognized on an accrual basis. Interest income on nonaccrual loans is recognized only as collected.

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $0.4 million, $0.6 million and $0.8 million at December 31, 2007, 2006 and 2005, respectively. The amount of repayments in respect to such loans during the years ended December 31, 2007, 2006 and 2005 totaled $0.5 million, $0.6 million and $0.7 million, respectively. There were $0.3 million, $0.3 million and $0 of new related party loans granted during fiscal years 2007, 2006 and 2005, respectively.

8.	ACCRUED INTEREST RECEIVABLE

The following table provides selected information on accrued interest receivable at December 31, 2007 and 2006.

	2007		2006

	Amount	% of Total	Amount	% of Total

Interest-Bearing Deposits	$8	0.05%	$28	0.24%

Investment Securities	7,178	39.68%	2,646	22.88%

Loans	10,903	60.27%	8,891	76.88%

Total Accrued Interest Receivable	$18,089	100.00%	$11,565	100.00%

9.	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2007 and 2006 consist of the following:

	2007	2006

Land	$17,012	$3,764
Bank premises	42,828	18,366
Furniture, fixtures and equipment	22,957	21,123
Leasehold improvements	10,674	10,082
Construction in progress	9,870	1,778

Total	103,341	55,113
Accumulated depreciation and amortization	(24,314)	(21,945)

Total	$79,027	$33,168

Depreciation and amortization expense amounted to $4.6 million, $3.5 million and $3.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

10.	GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets arising from the Company’s acquisition of Paul Hertel & Co., Inc., FMS Financial and CLA Agency, Inc. (“CLA”), during 2007 and 2006 were accounted for in accordance with SFAS No. 142 As required under SFAS No. 142, goodwill is not amortized but rather reviewed for impairment at least annually. The other intangibles are amortizing intangibles, which primarily consist of a core deposit intangible, which is amortized over an estimated useful life of ten years. As of December 31, 2007, the core deposit intangible net of accumulated amortization totaled $20.3 million. The other amortizing intangibles, which include customer lists, trademarks and agreements not to compete, vary in estimated useful lives from two to 13 years.

See Note 3, “Minority Stock Offering and Mergers and Acquisitions” for information regarding goodwill acquired in 2007.

The following table summarizes the changes in goodwill and intangibles as of the dates indicated:

	Goodwill	Core Deposit Intangible	Customer Relationships and other

Balance at December 31, 2005	$6,679	$—	$2,382
Amortization	—	—	(426)

Balance at December 31, 2006	6,679	—	1,956
Additions and adjustments:
FMS Financial Corporation acquisistion	100,049	23,215
CLA acquisition	3,607		7,461
Amortization	—	(2,921)	(512)

Balance at December 31, 2007	$110,335	$20,294	$8,905

The following table summarizes intangible assets at December 31, 2007 and 2006:

	2007			2006

	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net

Amortizing Intangibles:
Core Deposits	$23,215	$(2,921)	$20,294	$—	$—	$—

Customer Relationship and Other	10,251	(1,346)	8,905	2,790	(834)	1,956

Total Amortizing	$33,466	$(4,267)	$29,199	$2,790	$(834)	$1,956

Aggregate amortization expense was $3.4 million, $0.4 million, and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense for the next five years is expected to be as follows:

2008	$5,172
2009	3,525
2010	3,479
2011	3,417
2012	2,798
2013 and thereafter	10,808

For purposes of impairment testing, the goodwill and intangibles are to be assigned to a reporting unit and segment. There was no impairment as of December 31, 2007 and 2006.

11.	OTHER ASSETS

The following table provides selected information on other assets at December 31, 2007 and 2006:

	2007	2006

Unconsolidated investments in affordable housing and other partnerships	$7,111	$5,004
Cash surrender value of life insurance	13,235	12,392
Prepaid assets	2,525	2,304
Net deferred tax asset	16,485	11,954
Other real estate	4,797	2,809
All other assets	11,107	13,013

Total other assets	$55,260	$47,476

12.	DEPOSITS

At December 31, 2007 and 2006, the weighted average cost of deposits were 3.07% and 2.82%, respectively.

Time deposit accounts outstanding at December 31, 2007 and 2006, mature as follows:

	2007	2006

0 to 6 months	$579,287	$520,725
7 to 12 months	278,269	225,369
13 to 24 months	110,890	115,109
Over 25 months	73,856	32,703

	$1,042,302	$893,906

The aggregate amount of certificate accounts in denominations of one hundred thousand dollars or more totaled $237.3 million and $163.9 million at December 31, 2007 and 2006, respectively. Deposits in excess of one hundred thousand dollars are not generally insured by the Deposit Insurance Fund of the FDIC.

Deposits consisted of the following major classifications at December 31, 2007 and 2006:

	2007	% of total assets	2006	% of total assets

Non interest-bearing deposits	$242,351	6.81%	$90,040	3.91%
Interest-earning checking accounts	389,812	10.96%	162,955	7.08%
Money market accounts	376,300	10.58%	281,044	12.22%
Savings accounts	414,398	11.65%	250,109	10.87%
Time deposits	1,042,302	29.30%	893,906	38.86%

Total deposits	$2,465,163	69.29%	$1,678,054	72.95%

13.	BORROWED FUNDS

A summary of borrowings is as follows:

	December 31,

	2007	2006

Federal Funds purchased	$8,050	$7,250
FHLB advances	185,750	196,550
Repurchase agreements	185,562	88,600
FHLB overnight borrowings	—	—
Statutory trust debenture	25,264	—
Other	2,496	2,496

Total borrowings	$407,122	$294,896

Advances from the FHLB bear fixed interest rates with remaining periods until maturity, summarized as follows:

	December 31,

	2007	2006

Due in one year or less	$51,000	$43,300
Due after one year through five years	104,750	118,250
Due after five years through ten years	30,000	35,000

Total	$185,750	$196,550

Included as “FHLB advances” at December 31, 2007 and 2006 in the above table are FHLB borrowings whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to the London Interbank Offered Rate (LIBOR). If the FHLB converts the interest rate, the Company would have the option to prepay these advances without penalty. These advances are included in the periods in which they mature. At December 31, 2007, $124.8 million, or 67.19% of the FHLB advances, are convertible at the option of the FHLB, of which $109.8 million are convertible in 2008.

FHLB advances are collateralized under a blanket collateral lien agreement.

The Company enters into sales of securities under agreements to repurchase. These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains recorded as an asset and carried in the Company’s securities portfolio.

At December 31, 2007 and 2006, outstanding repurchase agreements were $185.6 million and $88.6 million, respectively, with a weighted average maturity of 4.03 and 2.14 years, respectively, and a weighted average cost of 4.77% and 4.93%, respectively. The average balance of repurchase agreements during the year ended December 31, 2007 and 2006 was $129.7 million and $101.9 million, respectively. The maximum amount outstanding at any month end period during 2007 and 2006 was $205.6 million, and $125.4 million, respectively.

At December 31, 2007 and 2006, outstanding repurchase agreements were secured by GSE Notes and GSE Mortgage-Backed Securities. At December 31, 2007 and 2006, the market value of the securities held as collateral for repurchase agreements was $239.4 million and $93.6 million, respectively.

The Company assumed FMS Financial’s obligation to the FMS Statutory Trust II (the “Trust”) as part of the acquisition of FMS Financial on July 13, 2007. The Company’s debentures to the Trust as of December 31, 2007 were $25.8 million. The fair value of the debenture was recorded as of the acquisition date at $25.3 million. The difference between market value and the Company’s debenture is being amortized as interest expense over the expected life of the debt.

The Trust issued $25.8 million of floating rate capital securities and $0.8 million of common securities to the Company. The Trust’s capital securities are fully guaranteed by the Company’s debenture to the Trust. The Company has recorded its investment in the capital securities in the other asset section of the statement of condition.

As of December 31, 2007, the rate was 6.57%. The debentures are redeemable at the Company’s option any time after June 2011. The redemption of the debentures would result in the mandatory redemption of the Trust’s capital and common securities at par. The statutory trust debenture is wholly owned by the Company, however under FIN 46 it is not a consolidated entity.

14.	REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2007 and 2006, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2007, the most recent date for which information is available, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank’s categorization since the most recent notification from the FDIC.

The Bank’s actual capital amounts and ratios (under rules established by the FDIC) are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio

As of December 31, 2007:
Tier 1 Capital (to average assets)	$412,551	12.20%	$101,485	3.00%	$169,141	5.00%
Tier 1 Capital (to risk weighted assets)	412,551	19.80%	83,348	4.00%	125,021	6.00%
Total Capital (to risk weighted assets)	435,892	20.92%	166,695	8.00%	208,369	10.00%

As of December 31, 2006:
Tier 1 Capital (to average assets)	$273,711	11.73%	$70,027	3.00%	$116,712	5.00%
Tier 1 Capital (to risk weighted assets)	273,711	17.66%	61,983	4.00%	92,974	6.00%
Total Capital (to risk weighted assets)	291,079	18.78%	123,965	8.00%	154,956	10.00%

The Company’s capital at December 31, 2007 and 2006 for financial statement purposes was greater than the Tier 1 Capital amounts by $207.3 million and $6.7 million, respectively, due to the inclusion for regulatory capital purposes of unrealized losses on securities available-for-sale, the accumulated other comprehensive loss adjustments related to SFAS No. 158 and the exclusion of goodwill and other intangibles. The amounts in the above table are for the Bank only.

15.	INCOME TAXES

The Company files a consolidated federal income tax return. The Company uses the specific charge-off method for computing bad debts.

The provision for income taxes for the years ended December 31, 2007, 2006 and 2005 includes the following:

	2007	2006	2005

Current federal taxes	$5,765	$14,773	$17,539
Current state and local taxes	418	46	1,234
Deferred federal and state taxes benefit	(10,648)	(12,497)	(14,045)

Total	$(4,465)	$2,322	$4,728

During 2007, the Company established the Foundation as described in Note 3, and contributed a total of $10.0 million. Under current federal income tax regulations, charitable contribution deductions are limited to 10% of taxable income. Accordingly, the $10.0 million contribution created a carry forward for income tax purposes and a deferred tax asset for financial statement purposes.

Items that gave rise to significant portions of the deferred tax accounts, calculated at 35%, at December 31, 2007 and 2006, are as follows:

	2007	2006

Deferred tax assets:
Reserve for bad debts	$7,601	$5,668
Pension liabilities	7,446	6,485
Postretirement benefits	4,039	3,827
Available-for-sale securities	—	1,343
Contribution carryforward	2,534	—
Purchase accounting	2,939	—
Deferred compensation	1,839	573
Lease accounting	527	514
Impairment of securities	417	—
State net operating loss carryover	1,277	1,012
Other	1,341	46

	29,960	19,468

Less: Valuation Allowance	(1,221)	(1,003)

Total	28,739	18,465

Deferred tax liabilities:
Automobile leasing activities	783	4,449
Available-for-sale securities	3,889	—
Property	106	465
Intangibles	5,460	131
Prepaid expenses and deferred loan fees	1,522	1,055
Mortgage servicing rights	166	164
Other	328	247

Total	12,254	6,511

Net deferred tax asset	$16,485	$11,954

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The initial adoption did not have a material impact on the Company’s financial condition and results of operations. At the adoption date of January 1, 2007, the Company had a liability for uncertain tax positions of $0.1 million, which represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes, when applicable, interest and penalties related to unrecognized tax positions in the provision for income taxes in the consolidated statement of income. As of January 1, 2007, the Company had approximately $0.04 million of accrued interest and penalties, which were included in the liability for uncertain tax positions. The tax years 2004 through 2007 remain subject to examination by Federal, Pennsylvania, New Jersey and Philadelphia taxing authorities.

The following table provides a reconciliation of the beginning and ending amounts of the Company’s unrecognized tax benefits in 2007.

2007

Unrecognized tax benefits January 1, 2007	$135
Increase/(Decrease) as a result of tax position taken in prior year	—
Increase/(Decrease) as a result of tax position taken during the year	—
Decreases realting to settlemtents with taxing authorities	—
Reductions as a result of a lapse of applicable statute of limitation	(135)

Unrecognized tax benefits at December 31, 2007	$—

A reconciliation of income tax computed at the statutory federal income tax rate to the expense included in the consolidated statements of income is as follows:

	2007			2006		2005

Tax at statutory rate	$(2,104)	(35.00)%		$4,881	35.00%	$6,275	35.00%
Increase (reduction) in taxes resulting from:
Tax-exempt income	(1,003)	(16.70)		(957)	(6.90)	(698)	(3.90)
State and local income tax	272	4.50		30	0.20	802	4.50
Employee benefit programs	38	0.70		85	0.60	67	0.40
Federal income tax credits	(1,681)	(28.00)		(1,586)	(11.40)	(1,528)	(8.50)
Other	13	0.20		(131)	(0.90)	(190)	(1.10)

Total	$(4,465)	(74.30	)%(1)	$2,322	16.60%	$4,728	26.40%

(1) Not meaningful.

The Company believes that it is more likely than not that the deferred tax assets, net of a valuation allowance, will be realized through taxable earnings or alternative tax strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible; the Company believes the net deferred tax assets are more likely than not to be realized.

Pursuant to SFAS No. 109, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. The amount of this reserve on which no deferred taxes have been provided is approximately $2.3 million. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Company’s retained earnings represented by this reserve are used for distributions in liquidation or for any other purpose other than to absorb losses from bad debts; (2) the company fails to qualify as a Bank, as provided by the Internal Revenue Code; or (3) there is a change in federal tax law.

16.	BENEFIT PLANS

The Bank has noncontributory defined benefit pension plans (“Plans”) covering most of its employees. Additionally, the Company sponsors nonqualified supplemental employee retirement plans for certain participants. The Bank also provides certain postretirement benefits to qualified retired employees. These postretirement benefits principally pertain to certain health insurance coverage. Information relating to these employee benefits program are included in the tables that follow.

During 2007, the Bank assumed sponsorship of Farmers & Mechanics Pension Plan (“FMS Plan”) in conjunction with the FMS Financial merger as described in Note 1 and Note 3. As of December 31, 2007, the projected benefit obligation and fair value of assets of the FMS Plan were $15.0 million and $12.1 million, respectively, and is included in the following data.

The following tables present a reconciliation of beginning and ending balances of benefit obligations and assets at December 31, 2007 and 2006:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006

Change in Benefit Obligation
Benefit obligation at beginning of year	$63,120	$52,816	$10,935	$9,486
FMS Plan	16,332	—	$644	—
Service cost	2,452	1,492	220	180
Interest cost	4,110	3,501	686	621
Participants’ contributions	—	—	13	7
Actuarial (gain)/loss	(2,773)	7,008	(187)	873
Benefits paid	(5,446)	(1,697)	(361)	(232)

Benefit obligation at end of year	$77,795	$63,120	$11,950	$10,935

Change in Assets
Fair value of assets at beginning of year	$44,486	$40,676	$—	$—
FMS Plan	15,572	—	—	—
Actual return on assets	1,870	4,998	—	—
Employer contribution	844	509	348	225
Participants’ contributions	—	—	13	7
Benefits paid	(5,446)	(1,697)	(361)	(232)

Fair value of assets at end of year	$57,326	$44,486	$—	$—

The following table presents a reconciliation of the funded status of the pension benefits at December 31, 2007 and 2006:

	2007	2006

Projected benefit obligation	$77,795	$63,120
Fair value of plan assets	57,326	44,486

Accrued pension costs	$20,469	$18,634

Amounts recognized in accumulated other comprehensive income at December 31, 2007:

	Pension Benefits	Postretirement Benefits

Net loss	$6,565	$1,063
Prior service cost	94	535
Transition obligation	—	745

The Company’s total accumulated pension benefit obligations at December 31, 2007 and December 31, 2006 were $54.4 million and $46.8 million, respectively.

Significant assumptions as of December 31, 2007, 2006 and 2005 are as follows:

	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005

Discount rate for periodic pension cost	6.00%	6.75%	6.75%	6.00%	6.75%	6.75%
Discount rate for benefit obligation	6.50%	6.00%	6.75%	6.50%	6.00%	6.75%
Rate of increase in compensation levels and social security wage base	5.50%	5.50%	5.50%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

The components of net pension cost are as follows:

	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005

Component of Net Periodic Benefit Cost
Service cost	$2,435	$1,491	$1,409	$260	$180	$181
Interest cost	4,128	3,501	3,305	647	621	620
Expected return on assets	(3,998)	(3,186)	(3,193)	—	—	—
Amortization of transition obligation	—	—	—	164	164	164
Amortization of prior service cost	36	36	36	187	188	188
Recognized net actuarial loss	425	111	91	68	—	34

Net periodic pension cost	$3,026	$1,953	$1,648	$1,326	$1,153	$1,187

For benefit obligation measurement purposes, the annual rate of increase in the per capita cost of postretirement health care costs was: before age 65 - 2007, rates decrease from 10.0 percent to 6.0 percent for 2011 and remain level thereafter, and after age 65 - 2007 rates decrease from 12.0 percent to 6.0 percent for 2013 and remain level thereafter.

The impact of a 1.0% increase and decrease in assumed health care cost trend for each future year would be as follows:

	1.0% Increase	1.0% Decrease
Accumulated postretirement benefit obligation	$292	$(327)
Service and interest cost	31	(29)

The estimated net loss and prior service costs for the pension benefits that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year are $0.1 million and $0.05 million, respectively. The estimated transition, net loss and prior service cost for postretirement benefits that will be amortized from accumulated other comprehensive income into periodic pension cost over the next fiscal year are $0.2 million, $0.04 million and $0.2 million, respectively.

Future benefit payments for all pension and post retirement plans are estimated to be paid as follows:

Pension Benefits		Post Retirement Benefits

2008	$2,463	2008	$428
2009	2,628	2009	480
2010	2,786	2010	553
2011	2,971	2011	624
2012	3,129	2012	680
2013-2017	23,673	2013-2017	4,460

The weighted-average asset allocations of the Plans at December 31, 2007 and 2006, by asset category are as follows:

	Plan Assets at December 31,		Target Asset
	2007	2006	Allocation

Equity securities	75%	72%	70% - 80%
Cash and fixed income securities	25%	28%	20% - 30%

Total	100%	100%

The Plans invest in various securities including U.S. government securities, corporate debt instruments, mortgage-backed securities, common stocks and mutual funds. Plan assets are managed in accordance with investment guidelines approved by the Board of Directors. Expected future rates of return are determined by management based on factors such as asset allocation and actual returns over time.

The Company’s funding policy is to contribute annually an amount, as determined by consulting actuaries and approved by the Board of Directors, which can be deducted for federal income tax purposes. In 2007 and 2006, $0.5 million and $0.3 million, respectively, was contributed to the Plans under the Bank’s funding policy. For 2008, the Bank expects to contribute $0.9 million to the Plans.

The Company also maintains contributory savings plans (401(k) plans) covering substantially all of its employees. The Company may make contributions out of current or retained earnings. The Company made contributions of $0.4 million, $0.3 million and $0.2 million in 2007, 2006 and 2005, respectively.

During 2005, the Company adopted FASB Staff Position FAS 106-2 relating to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”). The Act established a prescription drug benefit under Medicare, known as “Medicare Part D” and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The benefit obligation was measured at December 31, 2005 to reflect the effects of the Act, which resulted in a reduction of the Company’s benefit obligation of $0.9 million.

The Company provides life insurance benefits to eligible employees under an endorsement split-dollar life insurance program. At December 31, 2007 and 2006, $11.7 million and $10.4 million, respectively, in cash surrender value relating to this program was recognized in Other Assets in the consolidated statements of financial condition.

17.	EMPLOYEE STOCK OWNERSHIP PLAN

In connection with the Company’s initial public offering, the Bank implemented an Employee Stock Ownership Plan (“ESOP”), which provides retirement benefits for substantially all full-time employees who were employed at the date of the initial public offering and are at least twenty-one years of age. Other salaried employees will be eligible after they have completed one year of service and have attained the age of 21. The Company makes annual contributions to the ESOP equal to the ESOP’s debt service or equal to the debt service less the dividends received by the ESOP on unallocated shares. The ESOP purchased 3,224,772 shares of Company common stock in the Company’s minority offering using funds provided by a loan from the Company and the cost of those shares is accordingly shown as a reduction of stockholders’ equity.

At December 31, 2007, shares allocated and committed to be released were 161,239. ESOP shares that were unallocated totaled 2,902,295 and had a fair market value of $28.2 million at that date. ESOP compensation expense for the year ended December 31, 2007 was $1.6 million, representing the fair market value of shares allocated or committed to be released during the year.

18.	REDUCTION IN FORCE

On October 12, 2007, the Company announced that its Board of Directors had approved plans to reduce the Bank’s workforce in an effort to restructure the Bank’s management team and workforce. In connection with taking these steps, the Board of Directors approved severance plans, including the adoption of the Severance Pay Plan for Eligible Employees of the Bank, pursuant to which employees terminated as result of the reduction in force received certain severance benefits. The termination of employees and payment of benefits under the severance agreements resulted in $3.9 million of charges during the fourth quarter of 2007, consisting of the payment to or accrual of severance benefits for 40 employees. At December 31, 2007, $3.0 million of the reduction in force charge was unpaid. In the first quarter ended in 2008, $2.9 million of the remaining $3.0 million at December 31, 2007 was paid. The reduction in force costs are classified within salary and employee benefits expense on the consolidated statement of operations.

19.	COMMITMENTS AND CONTINGENCIES

The Company leases a number of offices in its regular operations. Rental expense under such leases aggregated $4.3 million, $4.1 million and $4.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, the Company was committed under noncancelable operating lease agreements for minimum rental payments to lessors as follows:

2008	$4,641
2009	4,685
2010	4,601
2011	2,880
2012	2,219
Thereafter	16,612

$35,638

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the consolidated financial statements. The Company has established specific reserves related to these commitments and contingencies that are not material to the Company.

At December 31, 2007 and 2006, the Company had outstanding commitments to purchase or make loans aggregating approximately $69.0 million and $55.1 million, respectively and commitments to customers on available lines of credit of $132.9 million and $58.3 million, respectively at competitive rates. Commitments are issued in accordance with the same policies and underwriting procedures as settled loans. We have a reserve for our commitments and contingencies of $.05 million and $0 at year end December 31, 2007 and 2006, respectively.

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

The Company is a member of the VISA USA Network. On October 3, 2007, Visa announced it had completed restructuring transactions in preparation for its initial public offering (“IPO”) expected to occur in the first quarter of 2008. As part of the restructuring, the Company’s indemnification obligation was modified to include only certain known litigation as of the date of restructuring. This modification triggered a requirement to fair value the indemnification obligation in accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Company determined that its potential indemnification obligations based on its’ proportionate share of ownership in VISA USA is not material at December 31, 2007.

20.	INTEREST RATE RISK

Interest rate risk refers to potential changes in net income and the economic value of equity resulting from changes in interest rates, product spreads and mismatches in the repricing between interest rate sensitive assets and liabilities. The goal of the Company’s interest rate risk management is to monitor, limit and control the effects of these changes on the Company’s earnings and economic value.

The Company also monitors interest rate risk by utilizing a model that analyzes net income at risk and economic value of equity. The economic value of equity analysis measures the effect on the balance sheet of gradual shifts in interest rate risks in either direction. The net income at risk analysis simulates the effect on the income statement of gradual increases and decreases in market rates over the next twelve months. These results are compared to the results obtained in a flat interest rate scenario. The Company’s interest rate risk policy indicates that the level of interest rate risk is unacceptable if the immediate 200 basis point change would result in the loss of 30% or more of the economic value of equity or the gradual change in interest rates results in a loss of 20% or more of the value of forecasted net income.

At December 31, 2007 and 2006, the Company had average interest-earning assets of approximately $2.7 billion and $2.3 billion, respectively, having a weighted average yield of 5.96% and 5.67%, respectively, and average interest-bearing liabilities of approximately $2.2 billion and $2.0 billion, respectively with a weighted average cost of 3.21% and 2.60%, respectively. The Company’s assets that earned interest at fixed and variable interest rates were funded primarily with liabilities that have interest rates that are fixed.

The results at December 31, 2007 and 2006 indicate an acceptable level of risk. The net interest income at risk results indicate a slightly asset sensitive profile, which provides net interest margin benefits in rising rate scenarios. The economic value at risk remains limited in magnitude and indicates potential moderate exposures in increasing rate environments.

21.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company had no derivative instruments outstanding at December 31, 2007. The Company’s derivative instruments outstanding at December 31, 2006 included commitments to fund loans available-for-sale and forward loan sale agreements. The Company originates single-family residential loans for sale pursuant to a program with FNMA. At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with respect to the sale of such loan at a set price in an effort to manage the interest rate risk inherent in the locked loan commitment. Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate to the time the Bank funds the loan and sells it to FNMA is generally within 60 days.

At December 31, 2007 and 2006, the Company had $0 and $0.03 million, respectively, of loan commitments outstanding related to loans being originated for sale of which all were subject to interest rate locks. Also, at December 31, 2007 and 2006, the Company had entered into $0 and $0.03 million, respectively, of forward loan sale agreements related to loan commitments with interest rate locks. The Company concluded that the fair value of these derivative instruments involving loan commitments was not material to the consolidated statements of the financial condition and operations of the Company as of and for the years ended December 31, 2007 and 2006.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	2007		2006

		Estimated		Estimated
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets:
Cash and cash equivalents	$53,545	$53,545	$20,572	$20,572
Investment securities	1,085,377	1,097,638	479,343	473,644
Loans - net	2,120,922	2,126,821	1,671,457	1,646,826

Liabilities:
Checking deposits	618,953	618,953	242,817	242,817
Money market and savings accounts	790,497	790,497	531,153	531,153
Time deposits	1,042,302	1,050,573	893,906	898,368
Borrowed funds	407,122	415,493	294,896	294,230

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investments - The fair value of investment securities, mortgage-backed securities and collateralized mortgage obligations is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The fair value of Federal Home Loan Bank stock is not determinable since there is no active market for the stock.

Loans Receivable - The fair value of loans is estimated using national or regional average lending rates. The source of the rates varies by product. FNMA rates are used for residential lending, the Federal Reserve Bank E2 release rates are used for commercial lending, and BankRate Monitor rates are used for consumer lending. These rates are not further adjusted for credit risk. Management believes that the risk factor embedded in the entry-value interest rates result in a fair valuation of loans.

Checking and Money Market Deposits, Savings Accounts, and Time Deposits - The fair value of checking and money market deposits and savings accounts is the amount reported in the consolidated financial statements. The fair value of time deposits is based on a present value estimate using rates currently offered for deposits of similar remaining maturity.

Borrowed Funds - The fair value of borrowed funds is based on a present value estimate using rates currently offered.

Commitments to Extend Credit and Letters of Credit - The majority of the Company’s commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded deferred fee amounts, which are not significant.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2007 and 2006, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

23.	VARIABLE INTEREST ENTITIES

The Company is involved with various entities in the normal course of business that may be deemed to be Variable Interest Entities (“VIE”). The Company has consolidated two VIE’s, one in 2005 and another in 2007, for which the Company was determined to be the primary beneficiary.

At December 31, 2007 and 2006, the aggregate assets and liabilities of the VIEs that the Company consolidated in the financial statements are as follows:

                    Consolidated VIEs-Primary Beneficiary

	Aggregate	Aggregate
	Assets	Liabilities

December 31, 2007

Affordable housing projects	$11,566	$6,266

December 31, 2006

Affordable housing projects	$7,910	$2,924

The Company makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate affordable housing project offerings and to assist the Company in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development and operation of housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity. The Company consolidated two partnerships in 2007 and one in 2005 for which it owns the majority of limited partnership interests. As a limited partner, the Company’s credit and investment are protected from any liabilities that occur within the low income housing operations.

The Company also holds interests in other VIEs that have not been consolidated because the Company is not considered the primary beneficiary. The Company’s total investment in these VIEs was $5.7 million and $3.8 million as of 2007 and 2006, respectively, which are accounted for under the equity or cost methods of accounting as applicable to the individual investments. These investments were included in Other Assets in the consolidated statements of financial condition.

24.	RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006, certain directors, executive officers, principal holders of the Company’s common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bank in the aggregate amount of $0.4 million and $0.6 million, respectively.

Commitments to lend to related parties as of December 31, 2007 and 2006 were comprised of $0 and $0.6 million, respectively, to directors and $0.01 million and $0.03 million, respectively, to executive officers. The commitments are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other unfavorable features.

None of the Company’s affiliates, officers, directors or employees has an interest in or receives renumeration from any special purpose entities or qualified special purpose entities which the Company transacts business.

The Company maintains a written policy and procedures covering related party transactions. These procedures cover transactions such as employee-stock purchase loans, personal lines of credit, residential secured loans, overdrafts, letter of credit and increases in indebtedness. Such transactions are subject to the Bank’s normal underwriting and approval procedures. Prior to the loan closing, the Bank’s Senior Loan Committee must approve and determine whether the transaction requires approval from or a post notification be sent to the Company’s Board of Directors.

25.	PARENT COMPANY FINANCIAL INFORMATION

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION - PARENT COMPANY ONLY
(Dollars in thousands, except per share amounts)

	December 31,

	2007	2006

ASSETS
Cash on deposit at the Bank	$4,491	$4,547
Interest-bearing deposit at the Bank	44,960	—
Interest-bearing deposits at non-affiliated banks	107	100
Investment in the Bank	562,569	268,469
Investment in Statutory Trust	774	—
Investment securities available-for-sale	11,698	7,639
Loan Receivable from the Bank (interest earning)	15,500	—
Receivable from the Bank	288	—
Accrued Interest from the Bank	186	—
Deferred Income Taxes	3,147	—
Other assets	1,480	35

TOTAL ASSETS	$645,200	$280,790

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Payable to the Bank	—	1
Accrued and other liabilities	68	374
Accrued Interest Payable	71	—
Statutory Trust Debenture	25,264	—

Total liabilities	25,403	375
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2007; none authorized issued or outstanding as of December 31, 2006
Common Stock - $.01 par value 300,000,000 shares authorized, 82,264,600 shares issued and outstanding as of December 31, 2007; $1.00 par value 100,000 shares authorized, 100 shares issued and outstanding as of December 31, 2006	823	—
Additional paid-in capital	360,126	—
Unearned common stock held by employee stock ownership plan	(30,635)	—
Retained earnings	291,360	293,157
Accumulated other comprehensive loss	(1,877)	(12,742)

Total stockholders’ equity	619,797	280,415

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$645,200	$280,790

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF OPERATIONS - PARENT COMPANY ONLY
(Dollars in thousands, except per share amounts)

	December 31,

	2007	2006	2005

INCOME
Dividends from the Bank	$—	$7,368	$1,000
Interest on interest-bearing deposits with the Bank	271	—	—
Interest from non-affilated banks	4	4	1
Interest and dividends on investment securities	245	49	52
Interest on loan to the Bank	186	—	—
Realized gain/(loss) on securities available-for-sale	(915)	(57)	77
Other income	26	—	—

Total income	(183)	7,364	1,130

EXPENSES
Expenses paid to the Bank	4	12	11
Interest expense	876	—	—
Charitable contributions	10,000	5	—
Other expenses	546	11	12

Total expenses	11,426	28	23
(Loss) income before income tax benefit and equity in undistributed net income of affiliates	(11,609)	7,392	1,153
Income tax (benefit) expense	3,695	(31)	32

Equity in undistributed net income of the Bank	6,369	4,258	12,125

Net (loss) income	$(1,545)	$11,625	$13,200

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOWS - PARENT COMPANY ONLY
(Dollars in thousands, except per share amounts)

	December 31,

	2007	2006	2005

OPERATING ACTIVITIES:
Net income (loss)	$(1,545)	$11,625	$13,200
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Contribution of stock to The Beneficial Foundation	9,491	—	—
Equity in undistributed net earnings of subsidiaries	(6,369)	(4,258)	(12,125)
Investment securities (gains) losses	(277)	57	(77)
Impairment on equity securities	1,192	—	—
Accrued interest receivable	1,496	(4)	—
Accrued interest payable	(74)	—	—
Net intercompany transactions	968	—	—
Amortization of debt	8	—	—
Deferred income taxes	(2,948)	—	—
Changes in assets and liabilities that provided (used) cash:
Other liabilities	68	(62)	16
Other assets	(426)	(29)	—

Net cash provided by operating activities	1,584	7,329	1,014

INVESTING ACTIVITIES:
Dividends of investment securities from the Bank		(3,768)
Purchases of investment securities available-for-sale	(9,431)	436	335
Proceeds from sales and maturities of investment securities available-for-sale	5,577	(508)	(380)
Net change in money market account balance	(1,896)
Cash paid in business combination	(62,913)
Investment in the Bank	(77,888)
Advance to the Bank	(10,000)

Net cash used in investing activities	(156,551)	(3,840)	(45)

FINANCING ACTIVITIES:
Cash proceeds from stock offering	232,379	—	—
Cash dividends	(252)	—	—
Loan to employee stock ownership plan	(32,248)	—	—

Net cash used in financing activities	199,879	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	44,912	3,489	969

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,647	1,158	89

CASH AND CASH EQUIVALENTS, END OF YEAR	$49,559	$4,647	$1,158

26.	CONSOLIDATED SUMMARY OF QUARTERLY EARNINGS (UNAUDITED)

(Dollars in thousands, except per share amounts)
The following table presents summarized quarterly data for 2007 and 2006

2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year

Total interest income	$31,381	$32,208	$46,511	$47,793	$157,894
Total interest expense	15,994	15,682	20,393	21,705	73,774

Net interest income	15,387	16,526	26,118	26,088	84,120
Provision for loan losses	300	—	—	2,170	2,470

Net interest income after provision for loan losses	15,087	16,526	26,118	23,918	81,650
Total non-interest income	2,844	2,690	3,779	4,058	13,372
Total non-interest expense	15,982	17,080	35,411	32,559	101,032

(Loss) income before income taxes	1,949	2,136	(5,514)	(4,583)	(6,010)
Income tax (benefit) expense	200	225	(475)	(4,415)	(4,465)

Net (loss) income	$1,749	$1,911	$(5,039)	$(168)	$(1,545)

Basic and diluted earnings per common share (1)	$0.03	$0.03	$(0.08)	$(0.00)	$(0.03)

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year

Total interest income	$30,491	$31,323	$32,476	$33,037	$127,326
Total interest expense	14,416	15,243	16,464	16,773	62,896

Net interest income	16,075	16,080	16,012	16,264	64,430
Provision for loan losses	600	600	375	—	1,575

Net interest income after provision for loan losses	15,475	15,480	15,637	16,264	62,855
Total non-interest income	3,068	2,442	2,435	2,586	10,531
Total non-interest expense	14,846	14,907	14,588	15,098	59,439

Income before income taxes	3,697	3,015	3,484	3,752	13,947
Income tax expense	927	576	502	317	2,322

Net income	$2,770	$2,439	$2,982	$3,435	$11,625

Basic and diluted earnings per common share (1)	$0.06	$0.05	$0.07	$0.08	$0.25

(1)	EPS is computed independently for each period. The sum of the individual quarters may not be equal to the annual EPS.

************************************

INVESTOR AND CORPORATE INFORMATION

Market for Common Equity and Related Stockholder Matters

          The Company’s common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “BNCL.” The following table sets forth the high and low sales prices of the Company’s common stock from July 16, 2007, the first day of trading of the Company’s common stock, through December 31, 2007, as reported by Nasdaq. The Company has not paid any dividends to its stockholders to date. See Item 1, “Business—Regulation and Supervision—Restrictions on Dividends.” As of March 21 2008, the Company had approximately 3,111 holders of record of common stock.

2007:	High	Low

First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	$9.75	$8.70
Fourth Quarter	$10.02	$9.29

Stock Performance Graph

The following graph compares the cumulative total return of the Company’s common stock with the cumulative total return of the SNL Mid-Atlantic Thrift Index and the Index for the Nasdaq Stock Market (U.S. Companies, all Standard Industrial Classification, (“SIC”)). The graph assumes $100 was invested on July 16, 2007, the first day of trading of the Company’s common stock. Cumulative total return assumes reinvestment of all dividends.

	Period Ending

Index	07/16/07	07/31/07	08/31/07	09/30/07	10/31/07	11/30/07	12/31/07

Beneficial Mutual Bancorp, Inc.	$100.00	$99.67	$103.15	$105.86	$104.34	$105.86	$105.54
NASDAQ Composite	100.00	94.40	96.26	100.15	106.00	98.65	98.33
SNL Mid-Atlantic Thrift Index	100.00	93.91	101.01	102.71	99.42	93.98	90.79