Form 10-K, Exhibit 13
period 2008-12-31
Beneficial Mutual Bancorp Inc
filed 2009-03-27
CIK 1378020

EXHIBIT 13.0

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

At and For the Year Ended December 31, (Dollars in thousands, except per share amounts)	2008	2007(1)	2006	2005	2004

Financial Condition Data:
Total assets	$4,002,050	$3,557,818	$2,300,219	$2,392,394	$2,332,730
Cash and cash equivalents	44,389	58,327	21,074	32,927	32,352
Investment securities available-for-sale	1,142,154	968,609	348,484	359,444	434,742
Investment securities held-to-maturity	76,014	111,986	130,357	163,320	205,584
Loans receivable, net	2,387,677	2,097,581	1,671,457	1,716,057	1,558,159
Deposits	2,741,679	2,465,163	1,678,054	1,665,821	1,608,585
Federal Home Loan Bank Advances	174,750	185,750	196,550	312,797	395,104
Other borrowed funds	405,304	221,372	98,346	95,414	14,232
Stockholders’ equity	610,540	619,797	280,415	278,372	270,116

Operating Data:
Interest income	$192,926	$157,894	$127,326	$117,091	$108,080
Interest expense	78,915	73,774	62,896	51,363	41,943
Net interest income	114,011	84,120	64,430	65,728	66,137
Provision for loan losses	18,901	2,470	1,575	1,703	2,400
Net interest income after provision for loan losses	95,110	81,650	62,855	64,025	63,737
Non-interest income	23,604	13,372	10,531	10,862	3,168
Non-interest expenses	98,303	101,032	59,439	56,961	50,577
Income (Loss) before income taxes	20,411	(6,010)	13,947	17,928	16,328
Income tax expense (benefit)	3,865	(4,465)	2,322	4,728	4,704
Net income (loss)	$16,546	$(1,545)	$11,625	$13,200	$11,624
Average common shares outstanding – Basic and Diluted	78,702,419	61,374,792	45,792,775	45,792,775	45,792,775
Net (loss) earnings per share - Basic and Diluted	$0.21	$(0.03)	$0.25	$0.29	$0.25
Dividends per share (2)	$0.00	$0.01	$0.00	$0.00	$0.00

(1)	2007 financial results reflect the acquisition of FMS Financial Corporation and the Company’s minority stock offering.
(2)
Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to Beneficial Mutual Bancorp’s minority stock offering in July 2007. See Note 3, “Minority Stock Offering and Mergers and Acquisitions”, of the Notes to the Consolidated Financial Statements for further discussion.

At and For the Year Ended December 31, (Dollars in thousands)	2008	2007	2006	2005	2004

Performance Ratios:
Return on average assets	0.44%	(0.05)%	0.49%	0.56%	0.51%

Return on average equity	2.70	(0.35)	4.04	4.83	4.44

Interest rate spread (1)	2.86	2.59	2.45	2.57	2.73

Net interest margin (2)	3.33	3.17	2.87	2.90	3.03

Other expenses to average assets	2.60	3.48	2.51	2.40	2.22

Efficiency ratio (3)	71.43	102.68	79.29	74.37	72.98

Average interest-earning assets to average interest-bearing liabilities	119.98	120.96	114.86	114.80	115.75

Average equity to average assets	16.26	15.06	12.20	11.52	11.49

Capital Ratios (4):
Tier 1 capital to average assets	11.25	12.20	11.73	11.37	11.40

Tier 1 capital to risk-weighted assets	17.80	19.80	17.66	16.83	17.95

Total risk-based capital to risk-weighted assets	19.05	20.92	18.78	17.91	19.18

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.52	1.10	1.03	0.99	1.09

Allowance for loan losses as a percent of non-performing loans	97.00	143.10	213.09	331.32	278.17

Net charge-offs to average outstanding loans during the period	0.24	0.08	0.07	0.10	0.14

Nonperforming loans as a percent of total loans	1.57	0.77	0.48	0.30	0.39

Nonperforming assets as a percent of total assets	1.52	0.59	0.48	0.35	0.39

Other Data:
Number of offices (5)	72	72	39	38	35

Number of deposit accounts	276,377	284,742	163,140	163,740	164,827

Number of loans	65,951	62,017	61,478	67,242	70,430

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents other non-interest expenses divided by the sum of net interest income and non-interest income.
(4)	Ratios are for Beneficial Bank.
(5)
During 2008 one new office was opened, one office was relocated to a new building and one office was closed. Two additional offices were opened in fiscal 2007 and 31 additional offices were acquired in the FMS Financial merger.

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

The history of Beneficial Bank (the “Bank”) dates back to 1853. Over the years, we have expanded primarily through internal growth, reaching $4.0 billion in assets at December 31, 2008. In 2004, the Bank reorganized into the mutual holding company structure, forming Beneficial Mutual Bancorp, Inc. (the “Company”), a federally chartered stock holding company, as its holding company and Beneficial Savings Bank MHC (the “MHC”), a federally chartered mutual holding company, as the sole stockholder of the Company. In 2005, we completed the acquisition of Northwood Savings Bank, located in the Fishtown area of Philadelphia and acquired the insurance firm Paul Hertel & Co., Inc. through our subsidiary Beneficial Insurance Services, LLC. Our goal in this acquisition was to provide property, casualty, life, health and benefits insurance to individual and business customers with a focus on strengthening our fee income and overall earnings. On July 13, 2007, the Company completed its minority stock offering, raising approximately $236.1 million, and acquired FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together, “FMS Financial”). FMS Financial, which had total assets of over $1.2 billion and a lower loan to deposit ratio than the Company, has provided us with an additional source of funds for our rising loan activity. On October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc. (“CLA”), a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.

The Company was established to serve the financing needs of the public and has expanded its services over time to offer personal and business checking accounts, home equity loans and lines of credit, commercial real estate loans and other types of commercial and consumer loans. We also provide insurance services through our wholly owned subsidiary, Beneficial Insurance Services, LLC, and investment and non-deposit services through our wholly owned subsidiary Beneficial Advisors, LLC. Our retail market area primarily includes all of the area surrounding our 72 banking offices located in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and Burlington and Camden Counties in New Jersey, while our lending market also includes other counties in central and southern New Jersey as well as Delaware. In Pennsylvania, we serve our customers through our four offices in Bucks County, seven offices in Delaware County, nine offices in Montgomery County, 19 offices in Philadelphia County, and one office in Chester County, Pennsylvania. In New Jersey, we serve our customers through our 29 offices in Burlington County and three offices in Camden County. In addition, Beneficial Insurance Services, LLC operates two offices in Pennsylvania, one in Philadelphia County and one in Delaware County. Based on a comprehensive review of all 72 branches to assess proximity to other Beneficial locations, customer activity, financial performance, future market potential and our growth plans, the Company announced during the first quarter 2009 their plan to consolidate four branches during the second quarter of 2009. Each of the affected offices has another Beneficial branch within at least a 1.4 mile radius.

In addition to expanding relationships with current customers, we plan to increase the number of households and customers we serve by continuing to expand our branch network. While our major focus will be organic growth, we will continue to evaluate acquisition opportunities, although we currently have no definitive plans regarding acquisition opportunities.

We have focused on attaining and maintaining a sound financial position and recognize that maintaining a strong financial position is a major consideration in strategic planning. We are aware that our vision must be pursued in conjunction with key financial objectives to ensure overall sound financial performance. At the time of our public offering in mid 2007, the credit markets began to experience serious disruptions. This began with concerns about delinquency and default rates on certain mortgage loans defined as “sub-prime.” Sub-prime loans are defined as mortgages advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. The Bank does not engage in sub-prime lending. The Bank focuses its lending efforts within its market area.

Through 2008, the volatility sparked by the sub-prime mortgage crisis has been accompanied by similar deterioration in all other asset classes including prime mortgages, commercial real estate, student loans, credit cards, and hedge funds. As a result, we have entered a period of uncertainty across markets fueled by instability throughout the commercial and investment banking sectors. The market aftermath has included concerns about core inflation, liquidity, personal and corporate debt levels and repayment risk, housing prices, and mortgage loan availability. In response to these concerns, the Federal Reserve has taken unprecedented steps to bolster the financial markets in an effort to restore confidence.

The disruptions in certain credit markets, while challenging for the entire industry, has led to significant easing in the Federal Reserve’s monetary policy, resulting in lower short-term interest rates. Additionally, the tightening of the credit market has adversely impacted our competition as they experience a rapid deterioration of their capital position. Our strong capital base has allowed us the opportunity to satisfy the borrowing needs of those consumers who meet our underwriting criteria and are looking for alternatives to our competition. Customers who are having difficulty obtaining loans and the lowering of the cost of funds have increased our opportunities to grow our deposit base at a lower cost, as consumers seek the safety of insured deposits. As the largest bank headquartered in Philadelphia, with a strong capital base, the Company is uniquely positioned to capitalize on these disruptions.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between the income we earn on our loans and investments and the interest we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. During 2008, the spread between short-term interest rates (which influence the rates we pay on deposits) and longer-term interest rates (which influence the rates we earn on loans) has widened. The widening of the spread between the interest we earn on loans and investments and the interest we pay on deposits has allowed us to maintain a stable net interest margin. Our acquisition of FMS Financial in July 2007 provided a larger base of assets and liabilities on which our net interest income is earned.

A secondary source of income is non-interest income, which is revenue we receive from providing products and services. Traditionally, the majority of our non-interest income has generally come from service charges (mostly from service charges on deposit accounts). Our service charge income increased in 2008 due primarily to the significant addition of transaction accounts as a result of the acquisition of FMS, and the institution of an overdraft privilege program. Due to significant declines in market values in the market for equity securities and mutual funds, our income in 2008 was adversely impacted by other-than-temporary impairment charges of $3.2 million. We have recently sought to increase non-interest income by expanding the insurance and investment products we can offer our customers.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, equity plans, occupancy expenses, depreciation, amortization and maintenance expenses and other miscellaneous expenses, such as advertising, insurance, professional services and printing and supplies expenses.

Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Our salaries and employee benefits expense has increased in recent periods as a result of the acquisition of FMS Financial, the addition of staff for our new branch offices, and the recruitment of new employees hired to help the Company achieve its growth objectives. In addition, we recorded a non-recurring curtailment gain of $7.3 million in 2008 related to pension plan modifications. The after-tax impact of this curtailment gain was $4.7 million.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Our occupancy expenses increased because of the full year operation of the branches acquired in the FMS Financial acquisition in July 2007.

Effective at the beginning of 2007, the Federal Deposit Insurance Corporation (“FDIC”) began assessing most insured depository institutions premiums for deposit insurance at a rate between five cents and seven cents for every one hundred dollars of deposits. Assessment credits have been provided to institutions that paid high premiums in the past. The Bank received an assessment credit of approximately $1.72 million, which was supplemented with an additional credit of approximately $0.4 million as a result of the acquisition of FMS Financial. Our assessment in 2007 equaled five cents for every one hundred dollars of deposits, resulting in a premium of approximately $0.8 million, which was entirely offset by our assessment credit. The balance of our assessment credits as of December 31, 2008 was $0.05 million.

In February 2009, the FDIC adopted an interim final rule imposing a special assessment on all insured institutions due to recent bank and savings association failures, significantly increasing expense for all depository institutions. The emergency assessment amounts to 20 basis points of insured deposits as of June 30, 2009. The assessment will be collected on September 30, 2009. In addition, the interim rule would also permit the FDIC to impose additional emergency special assessments after June 30, 2009, of up to 10 basis points per quarter if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures.

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

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows on impaired loans; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking (“the Department”), as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on judgments about information available to them at the time of their examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See Note 7 to the Consolidated Financial Statements included in this Annual Report.

Goodwill and Intangible Assets. Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”)) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2008 and 2007, our step one impairment analysis indicated goodwill was not impaired.

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2008, intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine to 13 years for customer relationships and two to four years for other intangibles.

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

We use the asset and liability method of accounting for income taxes as prescribed in SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Business Strategy

Our business strategy is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

●	Expanding our franchise through the opening of additional branch offices in our market area and careful review of acquisition opportunities;

●	Pursuing opportunities to increase commercial lending in our market area;

●	Continuing to use consistent, disciplined underwriting practices to maintain the quality of our loan portfolio;

●	Growing non-interest income by expanding the products and services we offer our customers, including the expansion of our insurance services and investment services; and

●	Building profitable business and consumer relationships by providing superior customer service with an emphasis on growing transaction deposit accounts and deposit balances.

Expanding our franchise through the opening of additional branch offices in our primary market area and careful review of acquisition opportunities

The Bank has sought to expand its franchise in recent years through acquisition opportunities and by opening new branch offices and continues to evaluate opportunities for further expansion. In 2006, we opened one new branch in Bucks County, Pennsylvania and relocated two branches, one in Philadelphia, Pennsylvania and another to Delaware County, Pennsylvania. Our branch expansion has been within our existing market area as we have sought to penetrate more of our primary market area. We opened a new branch office in Camden County, New Jersey in January 2007 and another in Montgomery County, Pennsylvania in March 2007. In January 2008, we opened a new branch office in Montgomery County, Pennsylvania. In December 2008, we relocated our north Philadelphia branch to a new building within one half mile of the old branch.

On July 13, 2007, the Company completed its merger with FMS Financial. In connection with the merger, FMS Financial Corporation’s wholly owned subsidiary, Farmers & Mechanics Bank, which had a network of 31 branch offices located primarily in Burlington County, New Jersey and parts of Camden County, New Jersey, merged with and into the Bank. The merger solidified the Bank’s position as the largest bank headquartered in Philadelphia operating solely in the greater metropolitan area, with more than $4.0 billion in assets and a greatly expanded network of neighborhood banking offices throughout the region. The combined bank now offers a full array of financial products encompassing retail and commercial banking, real estate, consumer and commercial lending, insurance and brokerage operations through 72 banking offices and two insurance offices.

Notwithstanding recent market dislocations resulting from the credit crisis and the weakening economy that have reduced the ability of financial firms to access the capital markets, the Company is well positioned to execute on our growth strategies due to our strong capital position. In November 2008, we announced that the Company had decided not to apply for funds available through the U.S. Treasury’s Capital Purchase Program.

Pursuing opportunities to increase commercial lending in our primary market area

We have a diversified loan portfolio which includes commercial real estate and commercial business loans. At December 31, 2008, we had $787.7 million and $320.6 million of commercial real estate and commercial business loans representing 32.6% and 13.25% of total loans, respectively. Commercial loans provide diversification to our loan portfolio and, because our commercial loans are based upon rate indices that are higher than those used for one-to-four family loans, improve the interest sensitivity of our assets. While the current economic recession has dampened aggregate demand for commercial credit, our activity has increased due to greater market penetration resulting from continued additions to our staff of experienced commercial lenders and to reduced competition from larger banks currently distracted by credit and liquidity difficulties or recent acquisitions.

Continuing to use consistent, disciplined underwriting practices to maintain the quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. During 2008, in light of the weakening economy, we increased our credit monitoring efforts and plan to hire a Chief Credit Officer in 2009 to maintain quality in our portfolio. We have sought to grow and diversify our loan portfolio within our local market area while keeping nonperforming assets to a minimum. We consistently apply underwriting standards that we believe are prudent and disciplined and we diligently monitor collection efforts. At December 31, 2008, our nonperforming loans were 1.57% of our total loan portfolio. The increase in nonperforming loans during the year ended December 31, 2008 includes loans to affiliates of commercial real estate development companies and one shared national credit to a national home builder. As part of the Shared National Credit Program, this loan is reviewed annually by the Federal Deposit Insurance Corporation. We maintain our philosophy of managing large loan exposures through our consistent, disciplined approach to lending, and our proactive approach to managing existing credits. Approximately 17% or $222.3 million, of our commercial loan portfolio consists of loans to commercial and residential real estate developers. Most of the loans to residential real estate developers are structured in a way that strictly limits the construction of model and speculative homes. Loan proceeds are generally drawn against executed agreements of sale.

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

Balance Sheet Analysis

Loans. At December 31, 2008, total loans, net, were $2.4 billion, or 59.7% of total assets. Total loans grew from $2.1 billion at December 31, 2007 to $2.4 billion at December 31, 2008 with the largest increase in commercial business loans which grew from $136.3 million to $320.6 million, an increase of 135.2%. During 2008, we hired four experienced commercial lending officers, who brought with them new customer relationships resulting in over $100 million of new loans. Additionally, with the distressed financial markets resulting in displacement of long established banking relationships amongst our competitors, we have experienced an increase in new referral business. In 2007, our total loan portfolio increased $434.7 million, or 25.87%, while our commercial real estate loan portfolio increased $284.0 million, or 69.33%, resulting from the acquisition of $134.9 million in commercial real estate loans in connection with our purchase of FMS Financial, the addition of experienced commercial lenders and increased marketing efforts focused towards commercial real estate and commercial business loan origination. Primarily due to our acquisition of FMS Financial, one-to-four family loans increased to 22.69% of our loan portfolio at December 31, 2007 compared to 16.61% at December 31, 2006, respectively. The effects of the current recession are reflected in the balance of our home equity loans and lines of credit which have declined to $362.4 million at December 31, 2008, down 7.26% from $390.8 million at December 31, 2007.

The following table shows the loan portfolio at the dates indicated:

	2008		2007		2006		2005		2004
December 31, (Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Real estate loans:

One-to-four family	$508,097	20.99%	$479,817	22.69%	$278,970	16.61%	$294,960	17.12%	$278,011	17.75%
Commercial real estate (1)	787,748	32.55	693,733	32.80	409,702	24.38	370,086	21.48	281,038	17.95
Residential construction	6,055	0.25	1,958	0.09	9,967	0.59	16,529	0.96	10,404	0.67
Total real estate loans	1,301,900	53.79	1,175,508	55.58	698,639	41.58	681,575	39.56	569,453	36.37

Commercial business loans	320,640	13.25	136,345	6.45	98,612	5.87	66,818	3.88	48,898	3.12

Consumer loans:
Home equity loans and lines of credit	362,381	14.98	390,762	18.48	384,370	22.88	394,432	22.90	347,727	22.20
Automobile loans	142,097	5.87	174,769	8.26	232,675	13.85	271,209	15.74	265,048	16.93
Other consumer loans (2)	293,106	12.11	237,442	11.23	265,878	15.82	308,605	17.92	334,834	21.38
Total consumer loans	797,584	32.96	802,973	37.97	882,923	52.55	974,246	56.56	947,609	60.51
Total loans	2,420,124	100.00%	2,114,826	100.00%	1,680,174	100.00%	1,722,639	100.00%	1,565,960	100.00%

Net deferred loan costs	4,458		6,096		8,651		10,514		9,340
Allowance for losses	(36,905)		(23,341)		(17,368)		(17,096)		(17,141)
Loans, net	$2,387,677		$2,097,581		$1,671,457		$1,716,057		$1,558,159

(1)
At December 31, 2008, includes loans totaling $222.3 million for the acquisition and development of real estate. We continually communicate and monitor on a regular basis the progress of these loans. These loans are within our local region and are not spread throughout the country.

(2)
At December 31, 2008, includes $162.5 million in student loans, which are primarily guaranteed, $64.3 million in loans secured by recreational vehicles, $55.8 million in loans secured by boats, $6.2 million in loans secured by mobile homes and manufactured housing, and, $4.3 million in personal loans.

Loan Maturity

The following tables set forth certain information at December 31, 2008 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process and unearned interest in consumer loans and include net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

December 31, 2008 (Dollars in thousands)	One-to-Four Family	Commercial Real Estate	Residential Construction	Commercial Business	Home Equity	Auto- mobile	Other Consumer	Total Loans

Amounts due in:

One year or less	$1,742	$273,812	$6,055	$77,111	$16,555	$5,992	$2,535	$383,802

More than one to five years	34,162	92,480	—	58,878	45,425	111,289	9,984	352,218

More than five to ten years	93,303	38,237	—	23,379	107,675	24,816	60,688	348,098

More than ten years	378,890	383,219	—	161,272	192,726	—	219,899	1,336,006

Total	$508,097	$787,748	$6,055	$320,640	$362,381	$142,097	$293,106	$2,420,124

The following table sets forth all loans at December 31, 2008 that are due after December 31, 2009 and have either fixed interest rates or floating or adjustable interest rates:

(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total

One-to-four family	$457,137	$49,218	$506,355
Commercial real estate	46,768	467,168	513,936
Construction	—	—	—
Commercial business	43,519	200,010	243,529
Consumer	736,194	36,308	772,502
Total	$1,283,618	$752,704	$2,036,322

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated:

Year Ended December 31, (Dollars in thousands)	2008	2007	2006	2005	2004
Total loans at beginning of period	$2,120,922	$1,688,825	$1,733,153	$1,575,300	$1,498,167
Originations:
Real estate loans:
One-to-four family	100,403	33,988	27,306	43,505	65,205
Commercial real estate	258,438	273,547	185,246	176,874	147,612
Residential construction	8,462	1,959	8,978	18,048	14,317
Total real estate loans	367,303	309,494	221,530	238,427	227,134

Commercial business loans	237,148	53,861	44,588	31,926	25,682

Consumer:
Home equity loans and lines of credit	88,809	71,783	87,377	153,824	199,099
Automobile loans	53,722	52,329	92,926	148,738	139,570
Other consumer loans	99,274	34,094	64,469	102,041	63,548
Total consumer loans	241,805	158,206	244,772	404,603	402,217
Total loans originated	846,256	521,561	510,890	674,956	655,033

Loans acquired from FMS Financial	—	443,016	—	—	—

Purchases	38,356	91	5,064	38,283	—
Less:
Principal payments and repayments	580,166	529,335	551,351	545,565	561,693
Loan sales	—	2,941	8,592	9,371	16,066
Transfers to foreclosed real estate	786	295	339	450	141
Total loans at end of period	$2,424,582	$2,120,922	$1,688,825	$1,733,153	$1,575,300

Securities. At December 31, 2008, the investment securities portfolio excluding FHLB (“FHLB”) stock was $1.2 billion, or 29.8% of total assets. At December 31, 2008, 88.3% of the investment portfolio was invested in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and Government National Mortgage Association (“GNMA”); including collateralized mortgage obligations (“CMO”) securities issued by the Freddie Mac, Fannie Mae, and private issuer CMOs. Private issuer CMOs totaled $113.2 million or 9.5% of our total securities portfolio at December 31, 2008. The remainder was invested primarily in United States government sponsored enterprises (“GSE”) and agency note securities, municipal and other bonds, corporate bonds, equity securities, mutual funds and money market funds.

	2008		2007		2006
December 31, (Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available-for-sale:
GSE and agency notes	$8,687	$8,699	$184,756	$187,063	$72,644	$71,786

Mortgage-backed securities:
GNMA guaranteed mortgage certificates	12,796	12,505	17,299	17,388	26,438	26,348
Fannie Mae and Freddie Mac mortgage-backed securities	767,978	793,281	431,500	440,184	53,759	52,962
Collateralized mortgage obligations	177,300	176,373	206,842	206,007	144,339	140,400
Total mortgage-backed securities	958,074	982,159	655,641	663,578	224,536	219,710

Municipal and other bonds	105,280	99,930	74,330	74,226	31,632	31,732
Equity securities	7,638	7,746	9,391	9,802	6,453	7,639
Mutual Funds	15,553	15,553	14,717	15,125	2,073	2,073
Total available–for-sale	1,095,232	1,114,087	938,835	949,795	337,338	332,940

Securities held-to-maturity:
GSE and agency notes	7,500	7,547	27,498	27,487	27,499	26,880

Mortgage-backed securities:
GNMA guaranteed mortgage certificates	728	699	771	745	912	881
Fannie Mae and Freddie Mac mortgage-backed securities	67,786	69,123	83,717	82,895	101,946	99,472
Total mortgage-backed securities	68,514	69,822	84,488	83,640	102,858	100,353

Total held–to-maturity	76,014	77,369	111,986	111,127	130,357	127,233
Total	$1,171,246	$1,191,456	$1,050,821	$1,060,922	$467,695	$460,173

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages. These securities usually pay periodic payments that are similar to coupon payments. Furthermore, the mortgage must have originated from regulated and authorized financial institutions. The contractual cash flows of investments in government sponsored enterprises’ mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae. Both companies are currently under the conservatorship of the Federal Housing Finance Agency (FHFA). The cash flows related to GNMA securities are direct obligations of the U.S. Government. Mortgage-backed securities are also known as mortgage pass-throughs. CMOs are a type of mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying cashflow structures, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds’ prospectus. At December 31, 2008, we had no investments in a single company or entity (other than United States government sponsored enterprise securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2008.

Due to the condition of financial institutions during 2008, the Company recorded an impairment charge related to the value of common equity securities of various financial services companies and mutual funds that were deemed to be other-than-temporarily-impaired. The Company recognized an other-than-temporary impairment for these securities of $3.2 million for the full year ending December 31, 2008.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2008 and 2007 are summarized in the following table:

(Dollars in thousands)	At December 31, 2008
	Less than 12 months		12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$522	$5	$—	$—	$522	$5
Mortgage-backed securities	33,551	375	699	29	34,250	404
Municipal and other bonds	23,465	5,895	3,843	253	27,308	6,148
Collateralized mortgage obligations	78,951	1,367	55,768	782	134,719	2,149
Subtotal, debt securities	136,489	7,642	60,310	1,064	196,799	8,706
Equity securities	—	—	—	—	—	—
Mutual Funds	—	—	—	—	—	—
Total temporarily impaired securities	$136,489	$7,642	$60,310	$1,064	$196,799	$8,706

(Dollars in thousands)	At December 31, 2007
	Less than 12 months		12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$—	$—	$63,979	$174	$63,979	$174
Mortgage-backed securities	8,357	14	87,931	1,621	96,288	1,635
Municipal and other bonds	28,293	376	3,075	16	31,368	392
Collateralized mortgage obligations	37,414	408	97,324	2,300	134,738	2,708
Subtotal, debt securities	74,064	798	252,309	4,111	326,373	4,909
Equity securities	750	26	—	—	750	26
Mutual Funds	347	24	—	—	347	24
Total temporarily impaired securities	$75,161	$848	$252,309	$4,111	$327,470	$4,959

When evaluating for impairment, the Company’s management considers the duration and extent to which fair value is less than cost, the creditworthiness and near-term prospects of the issuer, and other available information to determine the nature of the decline in the fair value of the securities. The following summarizes, by security type, the basis for the conclusion that the applicable investments within the Company’s available-for-sale portfolio were not other than temporarily impaired.

United States Government Sponsored Enterprise and Agency Notes

The Company’s investments in the preceding table in United States government sponsored enterprise notes consist of a debt obligation of the Department of Housing and Urban Development (“HUD”). The unrealized loss is due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Mortgage-Backed Securities

The Company’s investments in the preceding table in mortgage-backed securities consist of GSE mortgage-backed securities and government agency mortgage-backed securities. The unrealized losses are due to current interest rate levels relative to the Company’s cost. The contractual cash flows of those investments in GSE mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae. Both companies are currently under the conservatorship of the Federal Housing Finance Agency (“FHFA”). The cash flows related to government agency mortgage-backed securities are direct obligations of the U.S. Government. The decline in fair value is attributable to changes in interest rates, and not necessarily due to underlying credit deterioration. The contractual cash flows for these investments are performing as expected. As the decline in fair value is attributable to changes in interest rates and not underlying credit deterioration, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Municipal and other bonds

The Company’s investments in the preceding table in municipal and other bonds are comprised of municipal bonds, a corporate bond and trust preferred/collateralized debt obligations (“CDOs”) backed by bank trust preferred capital securities. Other bonds that were in a loss position for greater than 12 months consisted of one trust preferred CDO with an unrealized loss of 6.68%. Other bonds that were in a loss position for less than 12 months include two trust preferred CDOs with an unrealized loss, on average, of 25.92%. There has been little secondary market trading for these types of securities, as a declining domestic economy and increasing credit losses in the banking industry have led to illiquidity in the market for these types of securities. At December 31, 2008, the Company believes that the credit quality of these securities remains adequate to absorb further economic declines, and these securities remain investment grade. Only a limited number of issuers have contractually deferred their interest payments. As a result, the Company believes all contractual cash flows will be received on this portfolio. The Trust Preferred/CDOs in this category are all senior tranches. The senior tranches of trust preferred CDOs are generally protected from defaults by over-collateralization. The Company expects the issuers to continue to perform according to the terms of the contracts and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments other-than temporarily impaired at December 31, 2008.

The Company’s municipal bonds consist of obligations of entities located in Pennsylvania and New Jersey, obligations issued by the Pennsylvania Housing Finance Agency and obligations issued by the Philadelphia Pennsylvania Authority for Industrial Development Pension Funding Agency and were in an unrealized loss position, on average, of 4.42% at December 31, 2008. Those bonds are rated investment grade at December 31, 2008. The decline in market value is attributable to widening of spreads and changes in the ratings of bond insurers. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Also included in other bonds that were in a loss position for less than 12 months was one corporate bond with an unrealized loss, on average, of 0.28% at December 31, 2008. The bond was rated investment grade at December 31, 2008. The unrealized loss is attributable to changes in current interest rates relative to our cost and not credit quality. As the Company has the ability and intent to hold this investment until a recovery of fair value, which may be maturity, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008.

Collateralized Mortgage Obligations

In the preceding table, the Company’s investments in this category consist of collateralized mortgage obligations (“CMOs”) issued by Freddie Mac, Fannie Mae and non-agency (whole loan) mortgage-backed securities. While the decline in market value of whole loan CMOs is attributable to the widening of credit spreads in the whole loan CMO market. The majority of securities in this category were issued in 2003 and 2004 with 15 year and 20 year collateral. The weighted average loan to value ratio for the overall portfolio is less than 50%, and the Company expects the full payment of principal and interest. The Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity. The Company therefore does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

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

The following table sets forth the stated maturities and weighted average yields of the investment securities at December 31, 2008. Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges. Mutual funds, money market funds, and equity securities are not included in the table, based on lack of maturity. These repricing schedules are not reflected in the table below. All but approximately $75.7 million of the securities listed have fixed rates.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
December 31, 2008 (Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:
GSE and agency notes	$2,615	4.09%	$5,301	4.02%	$783	7.07%	$—	0.00%	$8,699	4.32%
Mortgage-backed securities	3,958	4.76	36,225	4.56	107,153	4.98	834,823	5.31	982,159	5.25
Municipal and other bonds	49,730	2.93	6,948	3.81	23,923	4.09	19,329	3.42	99,930	3.36
Certificates of Deposit	202	2.81	89	4.30	—	0	—	0.00	291	3.27
Total available-for-sale	56,505	3.11	48,563	4.39	131,859	4.83	854,152	5.27	1,091,079	5.07%

Securities held to maturity:
GSE and agency notes	7,500	3.48	—	—	—	—	—	—	7,500	3.48
Mortgage-backed securities	5,464	4.38	11,565	3.98	23,516	4.24	27,969	5.75	68,514	4.82
Total held to maturity	12,964	3.86	11,565	3.98	23,516	4.24	27,969	5.75	76,014	4.69

Premises and Equipment. Premises and equipment totaled $78.5 million at December 31, 2008 as compared to $79.0 million at December 31, 2007. An increase in building improvements of $3.5 million related to a new branch opening and an increase in furniture and fixtures of $1.5 million due to the installation of marketing delivery systems in the Bank’s branches were offset by the resulting decrease in construction in progress of $4.3 million. Land decreased $1.0 million due to the transfer of two properties to OREO.

Deposits. Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. We consider demand deposits and money market and passbook accounts to be core deposits. At December 31, 2008, core deposits were 62.04% of total deposits. Deposits increased $276.5 million, or 11.22%. Our efforts to grow core deposits have been focused on the promotion of interest earning checking accounts.

The following table sets forth the deposits as a percentage of total deposits for the periods indicated:

	2008		2007		2006
At December 31, (Dollars in thousands)	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits

Non-interest bearing deposits	$226,382	8%	$242,351	10%	$90,040	5%
Interest-earning checking accounts	546,133	20	389,812	16	162,955	10
Money market accounts	534,012	20	376,300	15	281,044	17
Savings accounts	394,308	14	414,398	17	250,109	15
Time deposits	1,040,844	38	1,042,302	42	893,906	53
Total	$2,741,679	100%	$2,465,163	100%	$1,678,054	100%

The following table indicates the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2008. We have solicited brokered time deposits as an alternative source of funds. The table below excludes brokered deposits. At December 31, 2008, we had $35.0 million in brokered deposits.

December 31, 2008 (Dollars in thousands)	Certificates of Deposit

Maturity Period:
Three months or less	$52,360
Over three through six months	60,593
Over six through twelve months	57,827
Over twelve months	76,418
Total	$247,198

The following table sets forth the time deposits classified by rates at the dates indicated:

At December 31, (Dollars in thousands)	2008	2007	2006

0.00 - 1.00%	$7,395	$37	$7
1.01 - 2.00%	115,616	2,376	108
2.01 - 3.00%	326,853	80,943	93,997
3.01 - 4.00%	490,091	363,417	264,228
4.01 - 5.00%	96,494	496,178	267,819
5.01 - 6.00%	4,373	99,329	267,687
6.01 - 7.00%	22	22	60
Total	$1,040,844	$1,042,302	$893,906

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2008:

	Amount Due
(Dollars in thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total

0.00 - 1.00%	$6,504	$884	$2	$5	$7,395

1.01 - 2.00%	110,602	4,791	202	21	115,616
2.01 - 3.00%	275,693	45,329	4,305	1,526	326,853
3.01 - 4.00%	247,863	190,827	28,760	22,641	490,091
4.01 - 5.00%	58,353	32,608	4,352	1,181	96,494
5.01 - 6.00%	3,664	419	4	286	4,373
6.01 - 7.00%	—	22	—	—	22
Total	$702,679	$274,880	$37,625	$25,660	$1,040,844

The following table sets forth the deposit activity for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2008	2007	2006
Beginning balance	$2,465,163	$1,678,054	$1,665,821
Increase (decrease) before interest credited	216,969	730,866	(32,154)
Interest credited	59,547	56,243	44,387
Net increase in deposits	276,516	787,109	12,233
Ending balance	$2,741,679	$2,465,163	$1,678,054

Borrowings. We use borrowings from the Federal Home Loan Bank of Pittsburgh and New York, the Federal Reserve Bank of Philadelphia, as well as repurchase agreements, to supplement our supply of funds for loans and investments. The following table sets forth the outstanding borrowings and weighted averages at the dates indicated:

Year Ended December 31, (Dollars in thousands)	2008	2007	2006
Maximum amount outstanding at any month-end during period:
Federal Home Loan Bank advances	$225,750	$196,550	$255,697
Repurchase agreements	240,273	205,594	125,350
Federal Home Loan Bank overnight borrowings	151,255	—	70,000
Federal Reserve Bank of Philadelphia overnight borrowings	96,250	—	—
Statutory Trust Debenture	25,282	25,264	—
Other	72,446	30,796	52,496
Average outstanding balance during period:
Federal Home Loan Bank advances	$190,684	$180,557	$231,604
Repurchase agreements	215,992	129,741	101,883
Federal Home Loan Bank overnight borrowings	30,746	—	9,880
Federal Reserve Bank of Philadelphia overnight borrowings	4,417	—	—
Statutory Trust Debenture	25,273	12,018	—
Other	17,987	8,702	29,930
Weighted average interest rate during period:
Federal Home Loan Bank advances	4.34%	4.94%	4.88%
Repurchase agreements	4.38	4.87	4.92
Federal Home Loan Bank overnight borrowings	1.04	—	4.63
Federal Reserve Bank of Philadelphia overnight borrowings	0.50	—	—
Statutory Trust Debenture	5.04	7.29	—
Other	2.36	4.64	5.05
Balance outstanding at end of period:
Federal Home Loan Bank advances	$174,750	$185,750	$196,550
Repurchase agreements	240,177	185,562	88,600
Federal Home Loan Bank overnight borrowings	—	—	—
Federal Reserve Bank of Philadelphia overnight borrowings	96,250	—	—
Statutory Trust Debenture	25,282	25,264
Other	43,595	10,546	9,746
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.18%	4.81%	5.01%
Repurchase agreements	4.39	4.78	4.93
Federal Home Loan Bank overnight borrowings	—	—	—
Federal Reserve Bank of Philadelphia overnight borrowings	0.50	—	—
Statutory Trust Debenture	3.58	6.57	—
Other	3.57	3.57	4.47

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Financial Highlights. We recorded net income of $16.5 million for the year ended December 31, 2008 compared to a net loss of $(1.5) million for the year ended December 31, 2007. The increase included increases of $29.9 million in net interest income and $10.2 million in non-interest income. Non-interest expense decreased $2.7 million, primarily due to a curtailment gain recorded as a result of the freezing of the pension plans. As a result of the weakening economy, the increase in commercial loans outstanding and an increase in non-performing loans and charge offs, our provision for loan losses in 2008 increased by $16.4 million from the previous year to $18.9 million. The net loss in 2007 resulted from expenses related to our acquisition of FMS Financial and our initial public offering in July of 2007, including an expense of $10.0 million that was incurred in connection with the establishment of The Beneficial Foundation.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

				Change 2008/2007		Change 2007/2006
Year Ended December 31, (Dollars in thousands)	2008	2007	2006	$	%	$	%

Net interest income	$114,011	$84,120	$64,430	$29,891	35.53%	$19,690	30.56%
Provision for loan losses	18,901	2,470	1,575	16,431	665.22	895	56.83
Non-interest income	23,604	13,372	10,531	10,232	76.52	2,841	26.98
Non-interest expenses	98,303	101,032	59,439	(2,729)	(2.70)	41,593	69.98
Net (loss) income	16,546	(1,545)	11,625	18,091	(1,170.94)	(13,170)	(113.29)

Return on average equity	2.70%	(0.35)%	4.04%
Return on average assets	0.44%	(0.05)%	0.49%

Net Interest Income

2008 vs. 2007. Net interest income increased $29.9 million or 35.53% to $114.0 million for 2008 from $84.1 million in 2007. Total interest income increased $35.0 million or 22.19% to $192.9 million for 2008 as a result of increases in interest and dividends on investments of 53.43% to $59.8 million and an increase in interest and fees on loans of 13.05% to $132.6 million. The increase in income from interest and fees on loans and interest and dividends on investments securities was primarily due to an increase in the average balance of loans of 20% to $2.2 billion and investment securities of 54.6% to $1.2 billion. Total interest expense increased $5.1 million or 7.0% to $79.0 million for 2008 due to an increase of 27.2% in the average balance of interest bearing deposits of $506.3 million to $2.4 billion and an increase of 46.5% in average other borrowings of $154.1 million to $485.1 million. During 2008, the average balance of our time deposits increased $100.0 million and the cost on time deposits decreased 61 basis points.

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

Analysis of Net Interest Income

The following table sets forth an analysis of net interest income for the periods indicated:

				Change 2008/2007		Change 2007/2006
December 31, (Dollars in thousands)	2008	2007	2006	$	%	$	%

Components of net interest income
Loans	$132,645	$117,334	$104,143	$15,311	13.05%	$13,191	12.67%
Investment securities	59,758	38,933	23,060	20,825	53.49	15,873	68.83
Other interest-earning assets	523	1,627	123	(1,104)	(67.85)	1,504	1,222.76
Total interest income	192,926	157,894	127,326	35,032	22.19	30,568	24.01
Deposits	59,142	57,254	44,619	1,888	3.30	12,635	28.32
Borrowings	19,773	16,520	18,277	3,253	19.69	(1,757)	(9.61)
Total interest expense	78,915	73,774	62,896	5,141	6.97	10,878	17.30
Net interest income	114,011	84,120	64,430	29,891	35.53	19,690	30.56

Average yield and rates paid
Interest-earning assets	5.63%	5.96%	5.67%	(0.33)%	(5.54)%	0.30%	5.29%
Interest-bearing liabilities	2.77	3.36	3.21	(0.59)	(17.56)	0.15	4.67
Interest rate spread	2.86	2.59	2.45	0.27	10.42	0.16	6.53
Net interest margin	3.33	3.17	2.87	0.16	5.05	0.32	11.15

Average balances
Loans	2,239,274	1,864,939	1,740,606	374,335	20.07%	124,333	7.14
Investment securities	1,162,256	751,674	504,045	410,582	54.62	247,628	49.13
Other interest-earning assets	22,766	33,870	2,785	(11,104)	(32.78)	31,086	1,116.34
Deposits	2,368,911	1,862,617	1,580,540	506,294	27.18	282,077	17.85
Borrowings	485,099	331,019	373,297	154,080	46.55	(42,278)	(11.33)

Provision for Loan Losses.

Based on our evaluation of loan loss factors, management made a provision of $18.9 million for the year ended December 31, 2008, compared to provisions of $2.5 million for the year ended December 31, 2007 and $1.6 million for the year ended December 31, 2006. We had $5.3 million in net charge-offs for the year ended December 31, 2008 compared to net charge-offs of $1.5 million for the year ended December 31, 2007 and $1.3 million for the year ended December 31, 2006. We used the same methodology and generally similar assumptions to determine the provision for all three periods. The provision for loan losses was determined by management to be an amount necessary to maintain a balance of allowance for loan losses at a level that considers all known and current losses in the loan portfolio as well as potential losses due to unknown factors such as the economic environment. Changes in the provision were based on management’s analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

The allowance for loan losses was $36.9 million or 1.52% of total loans outstanding as of December 31, 2008, as compared to $23.3 million, or 1.10% of total loans outstanding as of December 31, 2007 and $17.4 million, or 1.03% as of December 31, 2006. An analysis of the changes in the allowance for loan losses is presented under “Risk Management–Analysis and Determination of the Allowance for Loan Losses” below.

Non-interest Income. Non-interest income increased by $10.2 million to $23.6 million in 2008 due to an increase of $4.9 million or 93.2% in insurance commission income as a result of the full year of earnings from the CLA insurance subsidiary acquired in October 2007, an increase of $6.9 million or 76.4% in service charges and other income compared to 2007, in particular an increase of $4.5 million in NSF/OD fees, and an increase in gain on sale of investment securities available for sale of $0.5 million, which was partially offset by an increase in impairment charges on securities available-for-sale of $2 million due to write-downs on equity securities. In 2007 non-interest income increased by $2.8 million to $13.4 million primarily due to an increase of $3.5 million or 62.2% from service charges and other income as well as an increase of $0.9 million or 22% in insurance commission income compared to 2006, the effect of which was partially offset by a decrease of $0.4 million in gains on sale of investment securities available-for-sale and a write-down on equity securities of $1.2 million.

Non-interest Income Summary

The following table sets forth a summary of non-interest income for the periods indicated:

				Change 2008/2007		Change 2007/2006
Year Ended December 31, (Dollars in thousands)	2008	2007	2006	$	%	$	%

Insurance commission income	$10,090	$5,223	$4,278	$4,867	93.18%	$945	22.09%
Services charges and other income	15,973	9,053	5,581	6,920	76.44	3,472	62.21
Impairment charge on securities available-for-sale	(3,216)	(1,192)	—	(2,024)	169.80	(1,192)	100.00
Gains on sale of investment securities available-for-sale	757	288	672	469	162.85	(384)	(57.14)
Total	$23,604	$13,372	$10,531	$10,232	76.52%	$2,841	26.98%

Non-interest Expenses. Non-interest expense decreased $2.7 million or 2.7% in 2008 from 2007. This decrease is primarily due to the $10.0 million contribution to The Beneficial Foundation that was made in 2007 offset by overall increases in expense due to the full year operational costs of the combined Beneficial and former FMS Financial operations and a significant increase in advertising to increase brand awareness.

Non-interest Expense Summary

The following table sets forth an analysis of non-interest expense for the periods indicated:

(Dollars in thousands)
				Change 2008/2007		Change 2007/2006
Year Ended December 31,	2008	2007	2006	$	%	$	%
Salaries and employee benefits	$45,395	$51,118	$34,412	$(5,723)	-11.20%	$16,706	48.55%
Contribution to the Beneficial Foundation	0	9,995	0	(9,995)	-100.00%	9,995	100.00%
Occupancy expense	11,693	9,367	7,566	2,326	24.83%	1,801	23.80%
Depreciation, amortization and maintenance	8,225	6,970	5,269	1,255	18.01%	1,701	32.28%
Amortization of intangibles	5,213	3,434	426	1,779	51.81%	3,008	706.10%
Advertising	6,300	4,507	2,049	1,793	39.78%	2,458	119.96%
Insurance and protection	2,235	1,911	1,531	324	16.95%	380	24.82%
Professional fees	4,300	2,674	1,439	1,626	60.81%	1,235	85.82%
Printing and supplies	2,361	1,883	1,041	478	25.39%	842	80.88%
Correspondent Bank/ATM charges	2,780	1,952	1,086	828	42.42%	866	79.74%
Postage	1,142	882	595	260	29.48%	287	48.24%
Other	8,659	6,339	4,025	2,320	36.60%	2,314	57.49%
Total	$98,303	$101,032	$59,439	$(2,729)	-2.70%	$41,593	69.98%

Income Tax Expense. The provision for income taxes was $3.9 million for 2008, reflecting an effective tax rate of 19.0%, compared to an income tax (benefit) of ($4.5) million for 2007, reflecting an effective tax rate of (74.3%), and compared to $2.3 million for 2006, reflecting an effective tax rate of 16.6%. The change from 2007 to 2008 is primarily due to an increase in pre-tax book income of $26.4 million, which includes a curtailment gain of $7.3 million relating to a freeze of benefit accruals on the Company’s defined benefit pension plans during 2008, and increases relating to a full year of operations following the FMS Financial acquisition in mid 2007. Also, in 2007, the Company made a $10.0 million charitable contribution to The Beneficial Foundation. State taxes increased $0.1 million in 2008 over 2007. The tax rates differ from the statutory rate of 35% principally because of tax-exempt investments, non-taxable income related to bank-owned life insurance and tax credits received on low income housing partnerships. These credits relate to investments maintained by the Bank as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing credits pursuant to Section 42 of the Internal Revenue Code.

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

(Dollars in thousands)	2008			2007			2006
	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost

Assets:
Interest-bearing demand deposits	$2,765	$29	1.05%	$2,895	$139	4.82%	$2,519	$93	3.69%
Loans	2,239,274	132,645	5.92	1,864,939	117,334	6.29	1,740,606	104,143	5.98
Investment securities	219,089	9,827	4.48	261,642	12,988	4.96	160,493	6,755	4.21
Mortgage-backed securities	755,659	40,693	5.39	331,134	17,524	5.21	200,967	9,249	4.60
Collateralized mortgage obligations	187,508	9,209	4.91	160,819	8,295	5.16	141,163	7,008	4.96
Other interest-earning assets	20,001	523	2.61	31,944	1,614	5.05	1,688	78	4.62
Total interest-earning assets	3,424,296	192,926	5.63	2,653,372	157,894	5.96	2,247,436	127,326	5.67

Non-interest-earning assets	349,990			250,516			114,102

Total Assets	3,774,286			2,903,888			2,361,538

Liabilities and Stockholders’ Equity:
Interest-earning checking account	441,591	5,490	1.24	265,951	4,250	1.60	162,368	1,747	1.08
Money market accounts	491,449	12,307	2.50	332,523	10,291	3.09	263,703	6,906	2.62
Savings accounts	404,346	2,742	0.68	332,196	2,212	0.67	267,426	1,991	0.74
Time deposits	1,031,525	38,603	3.74	931,970	40,501	4.35	887,043	33,975	3.83
Total interest-bearing deposits	2,368,911	59,142	2.50	1,862,640	57,254	3.07	1,580,540	44,619	2.82

Federal Home Loan Bank advances	190,684	8,276	4.34	180,557	8,925	4.94	231,604	11,294	4.88
Repurchase agreements	215,992	9,459	4.38	129,741	6,315	4.87	101,883	5,014	4.92
Federal Reserve overnight borrowings	4,417	22	0.50	—	—	—	—	—	—
Federal Home Loan Bank overnight borrowings	30,746	319	1.04	—	—	—	9,880	457	4.63
Statutory Trust Debenture	25,273	1,274	5.04	12,018	876	7.29	—	—	—
Other borrowings	17,987	423	2.36	8,702	404	4.64	29,930	1,512	5.05
Total interest-bearing liabilities	2,854,010	78,915	2.77	2,193,658	73,774	3.36	1,953,837	62,896	3.22

Non-interest-bearing deposits	301,052			173,855			80,380
Other non-interest-bearing liabilities	5,588			98,974			39,289
Total liabilities	3,160,650	78,915		2,466,487	73,774		2,073,506	62,896

Total Stockholders’ Equity	613,636			437,401			288,032

Total Liabilities and Stockholders’ Equity	$3,774,286			$2,903,888			$2,361,538
Net Interest Income		$114,011			$84,120			$64,430

Interest rate spread			2.87%			2.59%			2.45%
Net interest margin			3.33%			3.17%			2.87%

Average interest-earning assets to average interest-bearing liabilities			119.98%			120.96%			114.86%

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

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007			Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Interest-bearing deposits	$(1)	$(109)	$(110)	$18	$28	$46
Loans receivable	22,174	(6,863)	15,311	7,823	5,369	13,192
Investment securities	(1,909)	(1,253)	(3,162)	5,021	1,212	6,233
Mortgage-backed securities	22,861	308	23,169	6,889	1,386	8,275
Collateralized mortgage obligations	1,311	(397)	914	1,014	273	1,287
Other interest-earning assets	(312)	(778)	(1,090)	1,528	7	1,535
Total interest-earning assets	44,124	(9,092)	35,032	22,293	8,275	30,568
Interest expense:
Interest-earning checking accounts	2,184	(944)	1,240	1,655	848	2,503
Money market	3,980	(1,964)	2,016	2,130	1,255	3,385
Savings accounts	489	41	530	431	(210)	221
Time deposits	3,726	(5,624)	(1,898)	1,952	4,574	6,526
Total interest-bearing deposits	10,379	(8,490)	1,888	6,168	6,467	12,636

Federal Home Loan Bank advances	440	(1,089)	(649)	(2,523)	154	(2,369)
Repurchase agreements	3,777	(633)	3,144	1,356	(55)	1,301
Federal Home Loan Bank overnight borrowings	319	—	319	—	(457)	(457)
Statutory Trust Debenture	668	(270)	398	876	—	876
Other borrowings	272	(231)	41	(985)	(123)	(1,108)
Total interest-bearing liabilities	15,855	(10,714)	5,141	4,892	5,986	10,879
Net change in net interest income	$28,269	$1,622	$29,891	$17,401	$2,289	$19,690

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

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. In addition, new loan credits are reviewed on a quarterly basis by the Loan Review Committee, which is comprised of members of senior management throughout the organization, including representatives of the Bank’s Risk Management, Finance and Accounting and Lending Departments. Additionally, loan review analysis of the portfolio is provided on an annual basis by a third party vendor, who provides reporting associated with loan quality and risk rating recommendations to senior management and the Board of Trustees.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals beginning on the seventh day of delinquency. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, collection proceedings begin as soon as a consumer loan becomes past due. When a consumer loan becomes 45 days past due, we institute attempts to repossess any personal property that secures the loan. Management informs the Board of Trustees monthly of the amount of nonperforming loans to total loans and regarding charge-offs. More detailed information regarding delinquencies by loan type is provided to the Board of Trustees on a quarterly basis.

During 2009, a Loan Review Department will be established under a designated Chief Credit Officer, who will report into the Bank’s Director of Risk Management. This group will be responsible for completing a risk based review of credits prior to loan approval, management of risk rating assignments for the commercial loan portfolio, as well as ongoing monitoring and analysis of the loan portfolio. Reporting of this analysis will be provided to the Bank’s Board of Trustees on a quarterly basis.

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

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost or fair market value (“FMV”) less estimated costs to sell. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table sets forth information with respect to our nonperforming assets at the dates indicated. We had five troubled debt restructurings in 2008 and none for the other periods presented.

December 31, (Dollars in thousands)	2008	2007	2006	2005	2004

Nonaccrual loans:
Real estate loans:
One-to-four family	$13	$23	$—	$—	$—
Commercial real estate	15,394	4,939	363	—	—
Residential construction	—	—	—	—	—
Total real estate loans	15,407	4,962	363	—	—

Commercial business loans	1,175	2,500	—	—	—

Consumer loans:
Home equity lines of credit	248	—	—	—	—
Automobile loans	224	223	171	385	363
Other consumer loans	109	—	—	—	74
Total consumer loans	581	223	171	385	437
Total nonaccrual loans	17,163	7,685	534	385	437

Accruing loans past due 90 days or more:
Real estate loans:
One-to-four family	6,192	3,700	2,425	2,540	3,185
Commercial real estate	4,104	1,343	2,662	—	52
Residential construction	—	—	—	—	—
Total real estate loans	10,296	5,043	5,087	2,540	3,237

Commercial business loans	2,889	64	83	—	12

Consumer loans:
Home equity lines of credit	—	36	54	1	1
Automobile loans	114	117	130	179	102
Other consumer loans	7,584	3,366	2,263	2,055	2,373
Total consumer loans	7,698	3,519	2,447	2,235	2,476
Total accruing loans past due 90 days or more	20,883	8,626	7,617	4,775	5,725
Total of nonaccrual and 90 days or more past due loans	38,046	16,311	8,151	5,160	6,162

Troubled debt restructurings	16,442	—	—	—	—
Real estate owned	6,297	4,797	2,809	3,146	2,939

Total nonperforming assets	$60,785	$21,108	$10,960	$8,306	$9,101

Total nonperforming loans to total loans	1.57%	0.77%	0.48%	0.30%	0.39%
Total nonperforming loans to total assets	0.95%	0.46%	0.35%	0.22%	0.26%
Total real estate owned to total assets	0.16%	0.13%	0.12%	0.13%	0.13%

Interest income that would have been recorded for the year ended December 31, 2008, had non-accruing loans been current according to their original terms, amounted to approximately $0.4 million. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2008.

At December 31, 2008, we had a total of 143 land acquisition and development loans totaling $161.3 million, which consist of 96 residential land acquisition and development loans totaling $93.3 million and 47 commercial land acquisition and development loans totaling $68.0 million. We continually monitor progress of our loans and communicate on a regular basis with the borrowers. Site visits are performed as needed.

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

The following table shows the aggregate amounts of our criticized assets at the dates included:

At December 31, (Dollars in thousands)	2008	2007	2006

Special mention assets	$42,233	$—	$—
Substandard assets	41,739	9,295	7,015
Doubtful assets	13,351	370	—
Loss assets	—	—	—
Total classified assets	$97,323	$9,665	$7,015

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

In 2008, the commercial loan portfolio grew 34% to $1.1 billion. This, coupled with significant turmoil in the financial markets, including residential real estate and commercial real estate markets resulted in increases in the classified loan portfolio. Stress throughout the economy, especially in the latter half of 2008, contributed to a significant increase in unemployment, coupled with significant decreases in consumer confidence and consumer spending, resulted in significant pressure on residential home developers and retail merchants among others. These pressures directly impacted our commercial loan portfolio in the form of delinquency, specifically in these industries. Management is actively monitoring these classified loans, including maintaining regular contact with each customer to ensure delinquency issues are identified, and potential risk of loss is effectively managed throughout the portfolio.

Credit Risk Management. The objective of the Bank’s credit risk management strategy is to quantify and manage credit risk on an aggregate portfolio basis, as well as to limit the risk of loss resulting from an individual customer default. The Bank’s credit risk management strategy is based on three core principles: conservatism, diversification and monitoring. The Bank believes that effective credit risk management begins with conservative lending practices. These practices include conservative exposure limits and conservative underwriting, documentation and collection standards. The Bank’s credit risk management strategy also emphasizes diversification on an industry and customer level as well as regular credit examinations and weekly management reviews of large credit exposures and credits experiencing deterioration of credit quality. Additionally, a management comprised Loan Review Committee reviews new credit underwriting, delinquent and classified loans on a quarterly basis. Lending officers with the authority to extend credit are delegated specific authority amounts, the utilization of which is closely monitored. Underwriting activities are centralized. The Credit Risk Review function, within Enterprise Risk Management, has been implemented to provide objective assessments of the quality of underwriting and documentation, the accuracy of risk grades and the charge-off, nonaccrual and reserve analysis process. The Bank’s credit review process and overall assessment of required allowances is based on quarterly assessments of the probable estimated losses inherent in the loan portfolio. The Bank uses these assessments to promptly identify potential problem loans within the portfolio, maintain an adequate reserve and take any necessary charge-offs. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of a risk grading system. The risk grading system currently utilizes six ratings to capture and assess risk factors associated with each credit. The Bank is in the process of evaluating enhancements to the current rating system to provide additional granularity to the overall analysis. The enhanced risk rating system is expected to be consistent with Basel II expectations and allows for more precision in the analysis of commercial credit risk. Historical portfolio performance metrics, current economic conditions and delinquency monitoring are factors used to assess the credit risk in the Bank’s homogenous consumer loan portfolio.

 Loan Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated:

	December 31,
	2008		2007		2006		2005		2004
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate loans:
One-to-four family	$5,381	$2,157	$4,943	$2,243	$2,712	$1,281	$2,474	$859	$3,566	$1,611
Commercial real estate	6,139	2,654	6,274	1,000	673	666	45	3	2,452	620
Residential construction	—	822	—	—	—	—	—	—	—	—
Total real estate	11,520	5,633	11,217	3,243	3,385	1,947	2,519	862	6,018	2,231

Commercial business	2,159	1,697	2,212	187	5,700	—	8	1	427	108

Consumer:
Home equity lines of credit	202	14	320	150	68	7	183	16	53	68
Automobile loans	1,354	407	1,468	291	1,028	217	1,014	310	963	194

Other consumer loans	6,298	2,476	2,458	998	2,756	1,147	2,728	1,148	2,700	1,269
Total consumer	7,854	2,897	4,246	1,439	3,852	1,371	3,925	1,474	3,716	1,531
Total	$21,533	$10,227	$17,675	$4,869	$12,937	$3,318	$6,452	$2,337	$10,161	$3,870

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

We evaluate all classified loans and establish a specific reserve if a determination is made that full collectability may not be reasonably assured. When this occurs, we consider the estimated fair value of the underlying collateral, less selling costs and other market conditions. If a shortfall exists, we establish a specific allowance amount.

We establish a general allowance for loans that are not evaluated separately for impairment to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The percentages may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. These significant risk factors may include recent loss experience in particular segments of the portfolio, trends in loan volumes, levels and trends in delinquent loans, changes in existing general economic and business conditions affecting our primary lending areas, as well as other factors such as: concentrations, seasoning of the loan portfolio, and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment. An unallocated component covers uncertainties that could affect our estimate of probable losses.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectability. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan as well as a shortfall in collateral value may result in a write down to management’s estimate of net realizable value. Personal loans are typically charged off at 120 days delinquent.

The FDIC and Pennsylvania Department of Banking, as an integral part of their examination process, periodically review our allowance for loan losses. The FDIC and Pennsylvania Department of Banking may require us to make additional provisions for loan losses based on judgments different from ours.

For the year ended December 31, 2008, a provision for loan losses of $18.9 million was recorded, bringing the allowance for loan losses at December 31, 2008 to $36.9 million, or 1.5% of total loans outstanding, compared to $23.3 million, or 1.1% of total loans outstanding, at December 31, 2007. This allowance represents management’s estimate of the amount necessary to cover known and inherent losses in the loan portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

	2008		2007		2006
December 31, (Dollars in thousands)	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans
Real estate loans:
One-to-four family	$3,152	20.99%	$1,763	22.69%	$970	16.61%
Commercial real estate	22,744	32.55	12,320	32.80	8,124	24.38
Residential construction	37	0.25	—	0.09	—	0.59
Total real estate	25,933	53.79	14,083	55.58	9,094	41.58

Commercial business	7,185	13.25	4,837	6.45	1,955	5.87

Consumer:
Home equity loans and lines of credit	1,400	14.98	2,370	18.48	2,326	22.88
Automobile loans	801	5.87	1,230	8.26	2,532	13.85
Other consumer loans	1,586	12.11	821	11.23	1,304	15.82
Total consumer	3,787	32.96	4,421	37.97	6,162	52.55

Unallocated	—		—		157
Total allowance for loan losses	$36,905	100.00%	$23,341	100.00%	$17,368	100.00%

	2005		2004
December 31, (Dollars in thousands)	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans
Real estate loans:
One-to-four family	$942	$17.12%	$894	$17.75%
Commercial real estate	7,261	21.48	6,905	17.95
Residential construction	—	0.96	—	0.67
Total real estate	8,203	39.56	7,799	36.37

Commercial business	1,311	3.88	1,201	3.12

Consumer:
Home equity loans and lines of credit	2,623	22.90	2,659	22.20
Automobile loans	3,150	15.74	3,081	16.93
Other consumer loans	1,735	17.92	1,752	21.38
Total consumer	7,508	56.56	7,492	60.51

Unallocated	74		649
Total allowance for loan losses	$17,096	100.00%	$17,141	100.00%

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

The following table sets forth an analysis of the allowance for loan losses for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2008	2007	2006	2005	2004

Allowance at beginning of period	$23,341	$17,368	$17,096	$17,141	$16,944

Provision for loan losses	18,901	2,470	1,575	1,703	2,400
Charge offs:
Real estate loans:
One-to-four family	35	72	44	76	42
Commercial real estate	921	477	—	47	—
Total real estate loans	956	549	44	123	42

Commercial business loans	2,753	188	12	110	109

Consumer:
Home equity lines of credit	433	241	81	93	185
Automobile loans	1,282	969	1,347	1,427	1,915
Other consumer loans	539	444	813	1,157	904
Total consumer loans	2,254	1,654	2,241	2,677	3,004
Total charge-offs	5,963	2,391	2,297	2,910	3,155

Recoveries:
Real estate loans:
One-to-four family	3	1	36	8	59
Commercial real estate	—	—	—	47	76
Total real estate loans	3	1	36	55	135

Commercial business	—	—	1	8	1

Consumer:
Home equity lines of credit	128	137	123	223	90
Automobile loans	355	504	467	586	510
Other consumer loans	140	237	367	290	216
Total consumer loans	623	878	957	1,099	816
Total recoveries	626	879	994	1,162	952
Net charge-offs	5,337	1,512	1,303	1,748	2,203
Allowance acquired from merger	—	5,015	—	—	—
Allowance at end of period	36,905	$23,341	$17,368	$17,096	$17,141

Allowance to nonperforming loans	97.00	143.10%	213.09%	331.32%	278.17%
Allowance to total loans outstanding at the end of the period	1.52%	1.10%	1.03%	0.99%	1.09%
Net charge-offs (recoveries) to average loans outstanding during the period	.24	0.08%	0.07%	0.10%	0.14%

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

Our goal is to manage our interest rate risk by determining whether a given movement in interest rates affects our net income and the market value of our portfolio equity in a positive or negative way, and to execute strategies to maintain interest rate risk within established limits. The results at December 31, 2008 and 2007 indicate an acceptable level of risk. The net interest income at risk results indicate a slightly asset sensitive profile, which provides net interest margin benefits in rising rate scenarios. The economic value at risk remains limited in magnitude and indicates potential moderate exposures in increasing rate environments.

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

The table below sets forth an approximation of our interest rate risk exposure. The simulation uses projected repricing of assets and liabilities at December 31, 2008. The primary interest rate exposure measurement applied to the entire balance sheet is the effect on net interest income and earnings of a gradual change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of gradual change in market interest rates of plus or minus 200 basis points for all projected future cash flows. Various assumptions are made regarding the prepayment speed and optionality of loans, investments and deposits, which are based on analysis, market information. The assumptions regarding optionality, such as prepayments of loans and the effective maturity of non-maturity deposit products are documented periodically through evaluation under varying interest rate scenarios.

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

As of December 31, 2008 (Dollars in thousands):

Basis point change in rates	-200	Base Forecast	+200

Net Interest Income at Risk:
Net Interest Income	$122,349	$128,090	$131,728
% change	(4.48)%		2.84%

Net Income at Risk:
Net income	$28,778	$32,552	$34,945
% change	(11.59)%		7.35%

Economic Value at Risk:
Equity	$536,852	$645,194	$634,628
% change	(16.99)%		(1.64)%

As of December 31, 2008, based on the scenarios above, net interest income and net income would be adversely affected over a one-year time horizon in a declining rate environment.

The net interest income at risk results indicate a slightly asset sensitive profile, which provides net interest margin benefits in rising rate scenarios. The economic value at risk remains limited in magnitude and indicates potential moderate exposures both rising and declining rate environments.

The current historically low interest rate environment reduces the reliability of the measurement of a 200 basis point decline in interest rates, as such a decline would result in negative interest rates. The Company has established an interest rate floor of zero percent for purposes of measuring interest rate risk. Such a floor in our income simulation results in a reduction in our net interest margin as more of our liabilities than our assets are impacted by the zero percent floor. In addition, economic value of equity is also reduced in a declining rate environment due to the negative impact to deposit premium values.

For 2008, our results indicate that we are well positioned with limited net interest income and economic value at risk and that all interest risk results continue to be within our policy guidelines.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings to supplement our supply of investable funds and to meet deposit withdrawal requirements. Our sources of borrowings include access to the Federal Reserve Bank’s discount window, membership in the Federal Home Loan Bank of Pittsburgh, repurchase agreements and federal funds lines with correspondent banks. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2008, cash and cash equivalents totaled $44.4 million. In addition, at December 31, 2008, we had arrangements to borrow up to $1.2 billion from the Federal Home Loan Bank of Pittsburgh. On December 31, 2008, we had $174.8 million of Federal Home Loan Bank advances outstanding.

A significant use of our liquidity is the funding of loan originations. At December 31, 2008, we had $248.8 million in loan commitments outstanding, which consisted of $63.0 million and $8.2 million in commercial and consumer commitments to fund loans, respectively, $112.5 million and $48.1 million in commercial and consumer unused lines of credit, respectively, and $17.1 million in standby letters of credit. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of December 31, 2008 totaled $702.7 million, or 67.51% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2009. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations at December 31, 2008:

		Payments due by period
(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years

Commitments to fund loans	$71,154	$71,154	$—	$—	$—
Unused lines of credit	160,605	112,512	—	—	48,093
Standby letters of credit	17,065	17,065	—	—	—
Operating lease obligations	27,465	4,984	7,745	3,521	11,215
Total	$276,289	$205,715	$7,745	$3,521	$59,308

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and borrowings. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

Year Ended December 31, (Dollars in thousands)	2008	2007	2006

Investing activities:
Loan purchases	$(38,356)	$(91)	$(5,064)
Loan originations	(846,256)	(518,897)	(502,021)
Principal repayments on loans	574,829	528,703	550,048
Purchases of investment securities available-for-sale	518,492	2,255,047	(55,779)
Purchases of investment securities held–to-maturity	—	—	(474)
Proceeds from sales and maturities of investment securities available-for-sale	361,605	2,189,039	67,130
Proceeds from maturities, calls or repayments of investment securities held-to-maturity	35,813	18,167	33,162

Financing activities:
Increase (decrease) in deposits	276,517	(123,262)	12,925
(Decrease) in Federal Home Loan Bank advances	(11,000)	(10,800)	(66,347)
Increase (Decrease) in repurchase agreements	54,615	(13,777)	(4,318)
Increase in Federal Reserve overnight borrowings	96,250	—	—
(Decrease) in Federal Home Loan Bank overnight borrowings	—	—	(49,900)
Increase in other borrowings	31,067	808	7,250

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulatory Capital Compliance” at note 14 to the consolidated financial statements.

At December 31, 2008, the Bank’s ratio of Tier 1 Capital to risk-weighted assets equaled 17.8%, or $422.2 million, well above the ratio necessary to be considered well capitalized under the federal prompt corrective action regulations. We will manage our capital for maximum stockholder benefit. While the significant increase in equity which resulted from our initial public stock offering in July 2007 adversely impacts our return on equity, our financial condition and results of operations were enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. Further, in the current economic environment, our strong capital position leaves the Company well-positioned to meet our customers’ needs and to execute on our growth strategies. We may use capital management tools such as cash dividends and common share repurchases. In September 2008, we announced the adoption of a stock repurchase program that enables the Company to acquire up to 1,823,584 shares, or 5.0% of the Company’s outstanding common stock not held by the MHC. Such repurchases may be conducted through open market purchases or privately negotiated transactions when, at management’s discretion, it is determined that market conditions and other factors warrant the repurchase of the Company’s stock. Repurchased shares will be held in Treasury. At December 31, 2008, no shares had been repurchased under this program. In November 2008, due to our strong capital position, the Company announced that it would not apply for funds available through the U.S. Treasury’s Capital Purchase Program as part of the Troubled Assets Relief Program (“TARP”).

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

For the year ended December 31, 2008, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Recent Accounting Pronouncements.

In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 132(R) - “Employers Disclosures about Postretirement Benefit Plan Assets.” This FSP requires employers to disclose information about fair value measurements of plan assets that would be similar to the requirements of SFAS 157. This FSP requires the following disclosures about the plan assets of pension plans and other post retirement plans including investment allocations, fair value of plan assets, asset categories, fair value measurements and significant concentrations of risk. This FSP is effective for fiscal years ending after December 15, 2009.

On June 16, 2008, the FASB issued FASB Staff Position FSP No. Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”, which concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data to conform to the provisions of FSP No. EITF 03-6-1. Under the terms of 2008 Equity Incentive Plan the Company’s Compensation Committee at its sole discretion may allow participants to be credited with dividends paid with respect to underlying restricted shares.  Management has not yet determined the impact of this FSP on EPS.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This statement requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular form. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is evaluating the impact of adopting this Statement on the Company’s consolidated financial statements.

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

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an Amendment to ARB No. 51” ("SFAS No. 160"). This Statement established new accounting and reporting standards that require that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary shall be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary measured using fair value of any noncontrolling equity investments rather than the carrying amount of that retained investment. SFAS No. 160 also clarifies that changes in parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This Statement is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company is evaluating the impact of adopting this Statement on the Company’s consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (“SAB 109”). This SAB supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”), and expresses the current view of the staff that, consistent with guidance in SFAS No. 156 and 159, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Additionally, this SAB expands SAB 105’s view that internally-developed intangible assets should not be recorded as part of the fair value for any written loan commitments that are accounted for at fair value through earnings. This SAB was effective for fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 on January 1, 2008 did not have a material impact on the Company’s financial condition and results of operations and cash flows.

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008. In October 2008, FASB issued FASB Staff Position 157-3 (FSP 157-3) which addresses fair valuing a financial asset when the market for an asset that is not active. This FSP clarifies the application of SFAS 157 in an inactive market and provides examples to illustrate key considerations and was effective upon issuance. The Company adopted SFAS No. 157 on January 1, 2008 and has included additional disclosures about fair value in the notes to the financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postemployment Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”) An endorsement split-dollar arrangement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and using a separate agreement endorses a portion of the policy death benefit to the insured employee’s beneficiary. EITF 06-4 applies only to those endorsement split-dollar arrangements that provide a death benefit postemployment. This EITF requires an employer recognize a liability for future benefits if, in substance, the benefit exists. The liability would be accounted for in accordance with SFAS No. 106 “Employers Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”) or Accounting Principles Board (“APB”) No. 12 “Omnibus Opinion”. The EITF’s requirement is effective for fiscal years beginning after December 15, 2007. Upon adoption of the accounting guidance under EITF 06-4 as of January 1, 2008, the Company recognized a liability of $11.8 million in accordance with SFAS No. 106 and recorded a corresponding reduction to retained earnings representing the cumulative effect of the change in accounting principle.

In June 2006, the FASB released FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and the initial adoption did not have a material impact on the Company’s financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this document have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Beneficial Mutual Bancorp, Inc. and Subsidiaries
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Beneficial Mutual Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beneficial Mutual Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, on January 1, 2008, the Company adopted the provisions of the AICPA Emerging Issues Task Force Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” and on December 31, 2006, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 25, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Dollars in thousands, except per share amounts)
As of December 31, 2008 and 2007

	2008	2007
ASSETS

CASH AND CASH EQUIVALENTS
Cash and due from banks	$44,380	$53,545
Interest-bearing deposits at other banks	9	4,782
Federal funds sold	—	—

Total cash and cash equivalents	44,389	58,327

INVESTMENT SECURITIES:

Available-for-sale (amortized cost of $1,095,232 and $938,835 at December 31, 2008 and 2007, respectively)	1,114,086	949,795
Held-to-maturity (estimated fair value of $77,369 and $111,127 at December 31, 2008 and 2007, respectively)	76,014	111,986
Federal Home Loan Bank stock, at cost	28,068	18,814

Total investment securities	1,218,168	1,080,595

LOANS	2,424,582	2,120,922
Allowance for loan losses	(36,905)	(23,341)

Net loans	2,387,677	2,097,581
ACCRUED INTEREST RECEIVABLE	17,543	18,089

BANK PREMISES AND EQUIPMENT, Net	78,490	79,027

OTHER ASSETS
Goodwill	111,462	110,335
Bank owned life insurance	30,850	29,405
Other intangibles	23,985	29,199
Other assets	89,486	55,260
Total other assets	255,783	224,199
TOTAL ASSETS	$4,002,050	$3,557,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Non-interest bearing deposits	$226,382	$242,351
Interest-bearing deposits	2,515,297	2,222,812

Total deposits	2,741,679	2,465,163

Borrowed funds	580,054	407,122
Other liabilities	69,777	65,736

Total liabilities	3,391,510	2,938,021

COMMITMENTS AND CONTINGENCIES (Note 20)
STOCKHOLDERS’ EQUITY:
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2008 and December 31, 2007	—	—
Common Stock - $.01 par value 300,000,000 shares authorized, 82,264,457 and 82,264,600 respectively shares issued and outstanding as of December 31, 2008 and December 31, 2007	823	823
Additional paid-in capital	342,420	360,126
Unearned common stock held by employee stock ownership plan	(28,510)	(30,635)
Retained earnings (partially restricted)	296,106	291,360
Accumulated other comprehensive loss	(299)	(1,877)

Total stockholders’ equity	610,540	619,797
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,002,050	$3,557,818

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts)
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
INTEREST INCOME
Interest and fees on loans	$132,645	$117,334	$104,143

Interest on federal funds sold	523	1,613	78
Interest and dividends on investment securities:
Taxable	58,054	37,885	22,160
Tax-exempt	1,704	1,062	945
Total interest income	192,926	157,894	127,326

INTEREST EXPENSE
Interest on deposits:
Interest bearing checking accounts	5,490	4,250	1,747
Money market and savings deposits	15,049	12,503	8,898
Time deposits	38,603	40,501	33,974
Total	59,142	57,254	44,619

Interest on borrowed funds	19,773	16,520	18,277
Total interest expense	78,915	73,774	62,896
Net interest income	114,011	84,120	64,430

PROVISION FOR LOAN LOSSES	18,901	2,470	1,575
Net interest income after provision for loan losses	95,110	81,650	62,855

NON-INTEREST INCOME
Insurance commission income	10,090	5,223	4,278
Service charges and other income	15,973	9,053	5,581
Impairment charge on securities available-for-sale	(3,216)	(1,192)	—
Gains on sale of investment securities available-for-sale	757	288	672
Total non-interest income	23,604	13,372	10,531

NON-INTEREST EXPENSE
Salaries and employee benefits	52,684	51,118	34,412
Pension curtailment gain	(7,289)	—	—
Contribution to the Beneficial Foundation	—	9,995	—
Occupancy expense	11,693	9,367	7,566
Depreciation, amortization and maintenance	8,225	6,970	5,269
Advertising	6,300	4,507	2,049
Intangible amortization expense	5,213	3,434	426
Other	21,477	15,641	9,717

Total non-interest expense	98,303	101,032	59,439

Income (loss) before income taxes	20,411	(6,010)	13,947

INCOME TAX EXPENSE (BENEFIT)	3,865	(4,465)	2,322

Net income (loss)	$16,546	$(1,545)	$11,625

NET EARNINGS (LOSS) PER SHARE - Basic and Diluted	$0.21	$(0.03)	$0.25

Average common shares outstanding - Basic and Diluted	78,702,419	61,374,792	45,792,775

Dividends per share (1)	$—	$0.01	$—

(1)	Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to Beneficial Mutual Bancorp’s minority stock offering in July 2007.

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS ‘ EQUITY (Dollars in thousands, except per share amounts)
For the Years Ended December 31, 2008, 2007 and 2006

	Number of Shares	Common Stock	Additional Paid in Capital	Common Stock held by ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
BEGINNING BALANCE, JANUARY 1, 2006	100	$—	$—	$—	$281,532	$(3,160)	$278,372
Net income					11,625		11,625	$11,625
Net unrealized gain on available-for-sale securities arising during the year (net of deferred tax of $593)						1,101	1,101	1,101
Reclassification adjustment for net gains included in net income (net of tax of $235)						(436)	(436)	(436)
Comprehensive income								$12,290

Adjust to initially apply SFAS No. 158, net of tax						(10,247)	(10,247)
BALANCE, DECEMBER 31, 2006	100	$—	$—	$—	$293,157	$(12,742)	$280,415
Net loss					(1,545)		(1,545)	(1,545)
Stock dividend of 45,792,675 shares to Beneficial Savings Bank MHC	45,792,675
Sale of 23,606,625 shares of common stock in initial public offering and issuance of 950,000 shares to The Beneficial Foundation	24,556,625	704	241,166				241,870
Issuance of 11,915,200 shares in connection with FMS Financial Corporation acquisition	11,915,200	119	119,033				119,152
Unallocated ESOP shares committed to employees				(32,248)			(32,248)
ESOP shares committed to be released			(73)	1,613			1,540
Net unrealized gain on available-for-sale securities arising during the year (net of deferred tax of $3,161)						9,032	9,032	9,032
Reclassification adjustment for net gains included in net income (net of tax of $101)						(187)	(187)	(187)
Reclassification adjustment for other-than-temporary impairment (net of tax benefit of $417)						775	775	775
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $670)						1,245	1,245	1,245
Comprehensive income								$9,320
Cash dividend					(252)		(252)
BALANCE, DECEMBER 31, 2007	82,264,600	$823	$360,126	$(30,635)	$291,360	$(1,877)	$619,797
Net Income					16,546		16,546	16,546
ESOP shares committed to be released			236	2,125			2,361
Sotck Option Expense			433				433
Restricted Stock Shares			683				683
Funding of Restricted Stock Awards			(19,074)				(19,074)
Other	(143)		16				16
Net unrealized gain on available-for-sale securities arising during the year (net of deferred tax of $1,902)						3,533	3,533	3,533
Reclassification adjustment for net gains included in net income (net of tax of $265)						(492)	(492)	(492)
Reclassification adjustment for other-than-temporary-impairment (net of tax benefit of $1,126)						2,090	2,090	2,090
Pension and other postretirement and benefit plan adjustments (net of tax of $6,087)						(11,306)	(11,306)	(11,306)
Immediate recognition of prior service cost and unrealized gain due to curtailment (Net of deferred tax $4,175)						7,753	7,753	7,753
Comprehensive income								$18,124
Adoption of EITF 06-4 Split-Dollar Life Insurance					(11,800)		(11,800)
BALANCE, DECEMBER 31, 2008	82,264,457	$823	$342,420	$(28,510)	$296,106	$(299)	$610,540

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIAIRIES CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
OPERATING ACTIVITIES:
Net income (loss)	$16,546	$(1,545)	$11,625
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Contribution of stock to The Beneficial Foundation	—	9,491	—
Provision for loan losses	18,901	2,470	1,575
Depreciation and amortization	5,578	4,563	3,520
Intangible amortization	5,213	3,434	426
Impairment on investments	3,216	1,192
Impairment on other real estate owned	1,194	—	—
Pension Charge	(7,289)
Net gain on sale of investments	(757)	(288)	(672)
Accretion of discount	(3,842)	(2,487)	(285)
Amortization of premium	326	326	417
Origination of loans held for sale	—	(2,664)	(8,869)
Proceeds from sales of loans	—	2,941	8,634
Deferred income taxes	(4,154)	(10,648)	(12,497)
Net (gain) loss from sales of premises and equipment	27	162	(72)
Amortization of ESOP	2,361	—	—
Increase in stock options and grants	1,117	—	—
Increase in bank owned life insurance	(1,445)	(1,402)	(2,638)
Changes in assets and liabilities that provided (used) cash:
Accrued interest receivable	546	(216)	(1,538)
Accrued interest payable	(399)	(266)	(51)
Income taxes payable	943	(2,912)	1,522
Other liabilities	(7,921)	11,190	(2,339)
Other assets	(28,611)	1,872	8,483
Net cash provided by operating activities	1,550	15,213	7,241
INVESTING ACTIVITIES:
Net cash paid in business combination	—	(32,474)	(1,000)
Loans originated or acquired	(884,612)	(518,988)	(507,085)
Principal repayment on loans	574,829	528,703	550,048
Purchases of investment securities available for sale	(518,492)	(2,255,047)	(55,779)
Purchases of investment securities held to maturity	—	—	(474)
Net purchases in money market fund	(867)	43,798	(2,070)
Proceeds from sales and maturities of investment securities available for sale	363,506	2,189,039	67,130
Proceeds from maturities, calls or repayments of investment securities held to maturity	35,813	18,167	33,162
(Purchase) Redemption of Federal Home Loan Bank stock	(9,254)	2,707	2,794
Net decrease in other real estate owned	1,644	2,796	336
Purchases of premises and equipment	(8,465)	(11,473)	(5,429)
Proceeds from sale of premises and equipment	35	370	272
Proceeds from other investing activities	—	53	—
Net cash (used in) provided by investing activities	(445,863)	(32,349)	81,905
FINANCING ACTIVITIES:
Net increase (decrease) in borrowed funds	172,932	(23,769)	(113,315)
Net increase (decrease) in checking, savings and demand accounts	277,975	(19,340)	(33,674)
Net (decrease) increase in time deposits	(1,458)	(103,922)	45,990
Purchase of stock for share-based compensation plans	(19,074)	—	—
Cash dividend to parent company	—	(252)	—
Proceeds from stock issuance	—	228,697	—
Loan to employee stock ownership plan	—	(30,708)	—
Net cash (used in) provided by financing activities	430,375	54,389	(100,999)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,938)	37,253	(11,853)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	58,327	21,074	32,927
CASH AND CASH EQUIVALENTS, END OF YEAR	$44,389	$58,327	$21,074
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:
Cash payments for interest	$99,707	$187,410	$62,950
Cash payments of income taxes	7,733	7,239	13,861
Transfers of loans to other real estate owned	786	295	339
Issuance of common stock for FMS Financial	—	119,152	—
Fair value of tangible assets acquired	—	1,073,387	—
Goodwill and identifiable intangible assets acquired	—	134,332	—
Liabilities assumed and note issued	—	1,055,870	—

See accompanying notes to consolidated financial statements.

Beneficial Mutual Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(All dollar amounts are presented in thousands, except per share data)

1.	NATURE OF OPERATIONS

Beneficial Mutual Bancorp, Inc. (“the “Company”) is a federally chartered stock holding company and owns 100% of the outstanding common stock of Beneficial Bank (the “Bank”), a Pennsylvania chartered stock savings bank. On July 13, 2007, the Company completed its initial minority public offering and acquisition of FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together “FMS Financial”), which are discussed in more detail below. Following the consummation of the merger and public offering, the Company had a total of 82,264,457 shares of common stock, par value $0.01 per share, issued and outstanding, of which 36,471,825 were held publicly and 45,792,775 were held by Beneficial Savings Bank MHC (the “MHC”), the Company’s federally chartered mutual holding company.

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

Principles of Consolidation and Basis of Presentation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and two variable interest entities (“VIE”) where the Company is the primary beneficiary. The financial statements include the Bank and its wholly owned subsidiaries. The Bank’s wholly owned subsidiaries are as follows: Beneficial Advisors, LLC, which offers non-deposit products, Neumann Corporation, a Delaware corporation, which was formed for the purpose of managing certain investment securities, Beneficial Insurance Services, LLC, which was formed to provide insurance services to individual and business customers and BSB Union Corporation, a leasing company. All subsidiaries of the Company enhance or support the traditional banking services provided by the Bank. All intercompany accounts and transactions have been eliminated. In addition, VIE’s were consolidated in the financial statements. See Note 24 for further discussion. Under Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company determined it operates in one reporting segment which is community banking. While the company monitors revenue on various products and services, the operations and financial performance is evaluated on a company wide basis. Accordingly, all financial operations are included in one reportable segment.

Use of Estimates in the Preparation of Financial Statements – These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for loan losses, goodwill, other intangible assets and deferred taxes. Actual results could differ from those estimates and assumptions.

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

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, the Company evaluates its securities portfolio for other-than-temporary impairment throughout the year. Each investment, which has an estimated fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (1) the length of time and the extent to which the fair value has been less than book value, (2) the financial condition and the near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Among the other factors that are considered in determining intent and ability is a review of capital adequacy, interest rate risk profile and liquidity position of the Company. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. During 2008 and 2007, the Company recorded an other-than-temporary impairment charges of $3.2 and $1.2 million respectively as described in Note 6.

The Company invests in Federal Home Loan Bank of Pittsburgh and New York (“FHLB”) stock as required to support borrowing activities, as detailed in Note 13. The Company reports its investment in FHLB stock at cost in the consolidated statements of financial condition. The Company reviews FHLB stock for impairment based on guidance from American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 01-6, “Accounting by Certain Entities (Including Entities With Trade Receivables) that Lend to Finance the Activities of Others.”

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

Loan fees and certain direct loan origination costs are deferred and recognized as a yield adjustment over the life of the loans using the interest method.

Personal loans are typically charged off at 120 days delinquent. Business loans are placed on nonaccrual when the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Business loans are charged off when the loan is deemed uncollectible. Residential mortgage loans are typically placed on nonaccrual only when the loan becomes 90 days delinquent, the collateral does not have sufficient value to cover any potential losses and the loan is in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans placed on nonaccrual or charged off is generally charged to interest income. Payments received on nonaccrual loans are generally applied first to principal balances and then to interest income. Loans are returned to accrual status when all of the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame.

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

The servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. At December 31, 2008 and 2007, mortgage servicing rights totaling $0.4.million and $0.5 million, respectively, were included in Other Assets in the consolidated statements of financial condition.

At December 31, 2008 and 2007, loans serviced for others totaled $62.0 million and $70.2 million, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company had fiduciary responsibility for related escrow and custodial funds aggregating approximately $1.0 million and $1.0 million at December 31, 2008 and 2007, respectively.

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

Goodwill and Other Intangibles - Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Finite lived intangibles are amortized on an accelerated or straight-line basis over the period benefited. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2008 and 2007, goodwill was tested for impairment and no impairment charges were recorded.

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2008 and 2007, intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine years for customer relationships and two to four years for other intangibles.

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

Postretirement Benefits - The Company currently provides certain postretirement benefits to qualified retired employees. These postretirement benefits principally pertain to health insurance coverage and life insurance. The cost of such benefits are accrued during the years the employee provides service.

Accounting for Derivatives - The Company’s derivative instruments outstanding during the years ended December 31, 2008 and 2007 included commitments to fund loans held for sale, forward loan sale arrangements, and forward calls for equity securities. Currently, the Company does not have any embedded derivatives that require bifurcation and does not employ hedging activities.

Consolidation of Variable Interest Entities - At December 31, 2008 and 2007, the assets and liabilities of the Company’s investment as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing tax credits pursuant to Section 42 of the Internal Revenue Code (“LIHTC investments”) have been consolidated in accordance with FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (“ARB”) No. 51”. The Company’s involvement in variable interest entities is further described in Note 23.

Employee Savings and Stock Ownership Plan (“KSOP”)- The Company accounts for its KSOP based on guidance from American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 96-3 “Employer’s Accounting for Employee Stock Ownership Plans.” Shares are released to participants proportionately as the loan is repaid. If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the KSOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the KSOP participants is contingent upon the repayment of the loan to the Company.

Stock Based Compensation- The Company accounts for stock awards and stock options granted to employees and directors based on guidance from SFAS 123R “Share Based Payments.” The Company recognizes the related expense for the options and awards over the service period using the straight-line method.

Earnings Per share – The Company follows SFAS 128 “Earnings Per Share.” Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outsanding for the period. Diluted earnings per share are based on the weighted average number of shares and the dilutive impact if any of stock options and restricted stock awards.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

Recent Accounting Pronouncements.

In December 2008, the FASB issued FASB Staff Position ("FSP") No. 132(R) - "Employers Disclosures about Postretirement Benefit Plan Assets". This FSP requires employers to disclose information about fair value measurements of plan assets that would be similar to the requirements of SFAS 157. This FSP requires the following disclosures about the plan assets of pension plans and other post retirement plans including investment allocations, fair value of plan assets, asset categories, fair value measurements and significant concentrations of risk. This FSP is effective for fiscal years ending after December 15, 2009.

On June 16, 2008, the FASB issued FSP No. Emerging Issues Task Force (“EITF”) 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities", which concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data to conform to the provisions of FSP No. EITF 03-6-1. Under the terms of 2008 Equity Incentive Plan the Company’s Compensation Committee at its sole discretion may allow participants to be credited with dividends paid with respect to underlying restricted shares. The Company is evaluating the impact of adopting this Statement on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” ("SFAS No. 161"). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This statement requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular form. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is evaluating the impact of adopting this Statement on the Company’s consolidated financial statements.

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

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an Amendment to ARB No. 51" (SFAS No. 160"). This Statement established new accounting and reporting standards that require that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary shall be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary measured using fair value of any noncontrolling equity investments rather than the carrying amount of that retained investment. SFAS No. 160 also clarifies that changes in parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This Statement is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company is evaluating the impact of adopting this Statement on the Company’s consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (“SAB 109”). This SAB supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”), and expresses the current view of the staff that, consistent with guidance in SFAS No. 156 and 159, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Additionally, this SAB expands SAB 105’s view that internally-developed intangible assets should not be recorded as part of the fair value for any written loan commitments that are accounted for at fair value through earnings. This SAB was effective for fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 on January 1, 2008 did not have a material impact on the Company’s financial condition and results of operations and cash flows.

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008. In October 2008, FASB issued FASB Staff Position 157-3 (FSP 157-3) which addresses fair valuing a financial asset when the market for an asset that is not active. This FSP clarifies the application of SFAS 157 in an inactive market and provides examples to illustrate key considerations and was effective upon issuance. The Company adopted SFAS No. 157 on January 1, 2008 and has included additional disclosures about fair value in the notes to the financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postemployment Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”) An endorsement split-dollar arrangement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and using a separate agreement endorses a portion of the policy death benefit to the insured employee’s beneficiary. EITF 06-4 applies only to those endorsement split-dollar arrangements that provide a death benefit postemployment. This EITF requires an employer recognize a liability for future benefits if, in substance, the benefit exists. The liability would be accounted for in accordance with SFAS No. 106 “Employers Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”) or Accounting Principles Board (“APB”) No. 12 “Omnibus Opinion”. The EITF’s requirement is effective for fiscal years beginning after December 15, 2007. Upon adoption of the accounting guidance under EITF 06-4 as of January 1, 2008, the Company recognized a liability of $11.8 million in accordance with SFAS No. 106 and recorded a corresponding reduction to retained earnings representing the cumulative effect of the change in accounting principle.

In June 2006, the FASB released FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and the initial adoption did not have a material impact on the Company’s financial condition and results of operations and cash flows.

3.	MINORITY STOCK OFFERING AND MERGERS AND ACQUISITIONS

On October 13, 2006, the Company announced that it had signed a definitive merger agreement with FMS Financial. Under the terms of the agreement, which was approved by the Boards of Directors of both companies, the Company conducted a minority stock offering to qualifying Bank depositors and the general public and immediately thereafter acquired FMS Financial. Upon completion of the merger, Farmers & Mechanics Bank was merged with and into the Bank. The transaction closed on July 13, 2007. FMS was acquired to increase the Bank’s deposit base and its loan portfolio, and provide the Bank with greater access to customers in New Jersey, particularly in Burlington County, New Jersey.

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

In the event the Company pays dividends to its stockholders, it will also be required to pay dividends to the MHC, unless the MHC elects to waive the receipt of dividends. Prior to its initial public offering, the Company declared a dividend of $0.3 million to the MHC on April 13, 2007.

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

In accordance with the purchase method of accounting, the Company’s results of operations and cash flows for the fiscal year ended December 31, 2007 only reflect the former FMS Financial’s results for the approximate six-month period between July 13, 2007 and the fiscal year end date of December 31, 2007.

Presented below are the Company’s pro forma condensed consolidated statements of operations which have been prepared as if the stock offering and business combination with FMS Financial had been consummated as of the beginning of each of the years ended December 31, 2007 and 2006.

	2007	2006

Total interest income	$191,811	$196,021
Total interest expense	88,064	90,493
Net interest income	103,747	105,528
Provision for loan losses	2,500	1,905
Net interest income after provision for loan losses	101,247	103,623
Total non-interest income	16,282	17,694
Total non-interest expense	123,651	103,949

(Loss) Income before income taxes	(6,122)	17,368

Income tax (benefit) expense	(3,934)	4,653
Net (loss) income	$(2,188)	$12,715
Net (loss) earnings per share – Basic and Diluted	$(0.03)	$(0.16)
Average common shares outstanding – Basic and Diluted	79,113,729	79,113,729

The following table summarizes the estimated fair value of FMS Financial assets acquired and liabilities assumed at July 13, 2007:

2007
Cash and due from banks	$41,382
Interest-bearing deposits	35
Investment securities available for sale	579,018
FHLB stock	5,977
Net loans	438,002
Premises and equipment	41,512
Core deposit intangible	23,215
Goodwill	101,155
Other Assets	6,476
Total assets acquired	1,236,772

Deposits	910,371
Repurchase agreement	110,739
Statutory debenture	25,256
Other liabilities	7,392
Total liabilities acquired	1,053,758

Net assets acquired	$183,014

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

As described in Note 3, on July 13, 2007, in connection with the closing of the minority stock offering, the Company issued 82,264,457 shares of common stock. On July 13, 2007, the 100 shares of the Company’s common stock previously issued to the MHC in connection with the Bank’s mutual holding company reorganization in 2004 were replaced with 45,792,775 shares, representing 55.67% of the shares of the Company’s outstanding common stock. The remaining shares were sold to the public, issued to former FMS Financial shareholders in connection with the Company’s acquisition of FMS Financial and contributed to the Foundation.

The replacement of the MHC shares is analogous to a stock split or significant stock dividend. Therefore, the earnings per share information is calculated by giving retroactive application to the periods presented of the weighted average number of MHC shares outstanding on the minority offering’s July 13, 2007 closing date.

The following table presents a calculation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, respectively. Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding.

(Dollars in thousands, except share and per share amounts)	For the Year Ended December 31,
	2008	2007	2006
Basic and diluted earnings per share:

Net income (loss)	$16,546	$(1,545)	$11,625

Basic average common shares outstanding	78,702,419	61,374,792	45,792,775

Effect of dilutive securities	—	—	—
Dilutive average shares outstanding	78,702,419	61,374,792	45,792,775
Net earnings (loss) per share

Basic	$0.21	$(0.03)	$0.25
Diluted	$0.21	$(0.03)	$0.25

For the twelve months ended December 31, 2008, there were 1,697,500 outstanding options that were anti-dilutive and 761,000 restricted stock grants that were anti-dilutive for year-to-date earnings per share.

5.	CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances in accordance with federal requirements. Cash and due from banks in the consolidated statements of financial condition include $12.0 million and $7.7 million at December 31, 2008 and 2007, respectively, relating to this requirement.

Cash and due from banks also includes fiduciary funds of $1.2 million and $1.3 million at December 31, 2008 and 2007, respectively, relating to insurance services.

6.	INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 2008 and 2007 are as follows:

(dollars are in thousands)	Available-for-Sale - 2008

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Equity securities	$7,638	$108	$—	$7,746
U.S. Government Sponsored Enterprise (“GSE”) and Agency Notes	8,687	17	5	8,699
GNMA guaranteed mortgage certificates	12,796	3	294	12,505
Collateralized mortgage obligations	177,300	1,222	2,149	176,373
Other mortgage-backed securities	767,978	25,342	40	793,280
Municipal and other bonds	105,280	798	6,148	99,930
Mutual funds	15,553	—	—	15,553

Total	$1,095,232	$27,490	$8,636	$1,114,086

	Held-to-Maturity - 2008

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government Sponsored Enterprise (“GSE”) and Agency Notes	$7,500	$47	$—	$7,547
GNMA guaranteed mortgage certificates	728	—	29	699
Other mortgage-backed securities	67,786	1,378	41	69,123

Total	$76,014	$1,425	$70	$77,369

(dollars are in thousands)	Available-for-Sale - 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Equity securities	$9,391	$437	$(26)	$9,802
U.S. Government Sponsored Enterprise (“GSE”) and Agency Notes	184,756	2,437	(130)	187,063
GNMA guaranteed mortgage certificates	17,299	89	—	17,388
Collateralized mortgage obligations	206,842	1,873	(2,709)	206,006
Other mortgage-backed securities	431,500	8,987	(303)	440,184
Municipal and other bonds	74,330	288	(392)	74,226
Mutual funds	14,717	432	(23)	15,126

Total	$938,835	$14,543	$(3,583)	$949,795

	Held-to-Maturity - 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government Sponsored Enterprise (“GSE”) and Agency Notes	$27,498	$33	$(44)	$27,487
GNMA guaranteed mortgage certificates	771	$0	(26)	745
Other mortgage-backed securities	83,717	485	(1,307)	82,895

Total	$111,986	$518	$(1,377)	$111,127

The aggregate amount of available-for-sale securities sold and calls were $167.4 million, $384.9 million and $8.7 million during the years ended December 31, 2008, 2007 and 2006, resulting in gross realized gains of $1.0 million, $0.9 million and $0.8 million and gross realized losses of ($0.2) million, ($0.6) million and ($0.2) million in 2008, 2007 and 2006, respectively. The tax provision applicable to these net realized gains (losses) amounted to $0.3 million, $0.01 million and $0.2 million, respectively.

Due to the condition of financial institutions in the fourth quarter of 2008 and the evaluation of near term prospects of the issues in relation to the severity of the decline, the Company recorded a charge related to the value of common equity securities of various financial services companies and mutual funds that were deemed to be other-than-temporarily-impaired. The Company has recognized an other-than-temporary impairment for these securities of $3.2 million for the year ended December 31, 2008.

At December 31, 2008, the Company owned certificates of deposit in financial institutions located in Pennsylvania and New Jersey totaling $0.3 million that the Company carries at cost. The Company has the ability and intent to hold these investments and there were no indications that these investments were other-than-temporarily impaired at December 31, 2008.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2008 and 2007 are summarized in the following table:

(dollars are in thousands)	Less than 12 months		2008 12 months or longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

GSE and Agency Notes	$522	$5	$-	$-	$522	$5
Mortgage-backed securities	33,551	375	699	29	34,250	404
Municipal and other bonds	23,465	5,895	3,843	253	27,308	6,148
Collateralized mortgage obligations	78,951	1,367	55,768	782	134,719	2,149
Total temporarily impaired securities	$136,489	$7,642	$60,310	$1,064	$196,799	$8,706

	Less than 12 months		2007 12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

GSE and Agency Notes	$-	$-	$63,979	$174	$63,979	$174
Mortgage-backed securities	8,357	14	87,931	1,621	96,288	1,635
Municipal and other bonds	28,293	376	3,075	16	31,368	392
Collateralized mortgage obligations	37,414	408	97,324	2,300	134,738	2,708
Subtotal debt securities	74,064	798	252,309	4,111	326,373	4,909
Equity securities	750	26	-	-	750	26
Mutual funds	347	24	-	-	347	24
Total temporarily impaired securities	$75,161	$848	$252,309	$4,111	$327,470	$4,959

United States Government Sponsored Enterprise and Agency Notes

The Company’s investments in the preceding tables in United States government sponsored enterprise notes consist of a debt obligation of the Department of Housing and Urban Development (“HUD”). The unrealized loss is due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Mortgage-Backed Securities

The Company’s investments in the preceding tables in mortgage-backed securities consist of GSE mortgage-backed securities and government agency mortgage-backed securities. The unrealized losses are due to current interest rate levels relative to the Company’s cost. The contractual cash flows of those investments in GSE mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae. Both companies are currently under the conservatorship of the Federal Housing Finance Agency (FHFA). The cash flows related to government agency mortgage-backed securities are direct obligations of the U.S. Government. The decline in market value is attributable to changes in interest rates , and not due to underlying credit deterioration. The contractual cash flows for these investments are performing as expected. As the decline in market value is attributable to changes in interest rates and not underlying credit deterioration, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Municipal and other bonds

The Company’s investments in the preceding tables in municipal and other bonds are comprised of municipal bonds, a corporate bond and trust preferred/collateralized debt obligations (“CDOs”) backed by bank trust preferred capital securities. Other bonds that were in a loss position for greater than 12 months consisted of one trust preferred CDO with an unrealized loss of 6.68%. Other bonds that were in a loss position for less than 12 months include two trust preferred CDOs with an unrealized loss, on average, of 25.92%. There has been little secondary market trading for these types of securities, as a declining domestic economy and increasing credit losses in the banking industry have led to illiquidity in the market for these types of securities. At December 31, 2008, the Company believes that the credit quality of these securities remains adequate to absorb further economic declines, and these securities remain investment grade. Only a limited number of issuers have contractually deferred their interest payments. As a result, the Company believes all contractual cash flows will be received on this portfolio. The Trust Preferred/CDOs in this category are all senior tranches. The senior tranches of trust preferred CDOs are generally protected from defaults by over-collateralization. The Company expects the issuers to continue to perform according to the terms of the contracts and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments other-than temporarily impaired at December 31, 2008.

The municipal bonds consist of obligations of entities located in Pennsylvania and New Jersey, obligations issued by the Pennsylvania Housing Finance Agency and obligations issued by the Philadelphia Pennsylvania Authority for Industrial Development Pension Funding Agency. These bonds were in an unrealized loss position, on average, of 4.42%. Those bonds are rated investment grade at December 31, 2008. The decline in market value is attributable to widening of spreads and changes in the ratings of bond insurers. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Also included in other bonds that were in a loss position for less than 12 months was one corporate bond with an unrealized loss, on average, of 0.28%. The bond was rated investment grade at December 31, 2008. The unrealized loss is attributable to changes in current interest rates relative to our cost and not credit quality. As the Company has the ability and intent to hold this investment until a recovery of fair value, which may be maturity, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008.

Collateralized Mortgage Obligations

In the preceding tables, the Company’s investments in this category consist of collateralized mortgage obligations (“CMOs”) issued by Freddie Mac, Fannie Mae and non-agency (whole loan) mortgage-backed securities. While the decline in market value of whole loan CMOs is attributable to the widening of credit spreads in the whole loan CMO market. The majority of securities in this category were issued in 2003 and 2004 with 15 year and 20 year collateral. The weighted average loan to value ratio for the overall portfolio is less than 50%, and the Company expects the full payment of principal. The Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity. The Company therefore does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

The amortized cost and estimated fair value of debt securities at December 31, 2008 and 2007, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(dollars are in thousands)	2008		2007
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Available-for-sale:
Due in one year or less	$52,143	$52,345	$82,907	$82,906
Due after one year through five years	13,605	13,739	44,417	44,467
Due after five years through ten years	93,668	93,888	90,323	92,431
Due after ten years	131,851	125,030	248,281	247,492
Mortgage-backed securities	780,774	805,785	448,799	457,571

Total	$1,072,041	$1,090,787	$914,727	$924,867

Held-to-maturity:
Due in one year or less	$7,500	$7,547	$5,000	$5,013
Due after one year through five years	—	—	22,498	22,474
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
Mortgage-backed securities	68,514	69,822	84,488	83,640

Total	$76,014	$77,369	$111,986	$111,127

The Company pledges securities to secure its Treasury Tax and Loan account. At December 31, 2008, securities with an amortized cost of $5.9 million and an estimated fair value of $6.1 million were pledged. At December 31, 2007, securities with an amortized cost of $7.1 million and an estimated fair value of $7.2 million were pledged.

7.	LOANS

The Company provides loans to borrowers throughout the continental United States. The majority of these loans are to borrowers located in the Mid-Atlantic region. The ultimate repayment of these loans is dependent, to a certain degree, on the economy of this region. The U.S. and global economic environment has changed considerably from 2007. The slowdown in housing activity and decline in home values associated with the subprime mortgage crisis has led to wider credit disruptions throughout the financial system, the bankruptcy or failure of financial services companies, sharp declines in stock indices and significant government intervention in banking and insurance companies intended to maintain orderly markets. It does not appear likely that economic growth will rebound sharply in the coming months, which will further strain the financial condition of both households and businesses.

The Company does not engage in subprime lending and investment activities, which are defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. In addition, the Company proactively manages credit risk in its loan portfolio and employs a robust loan review process.

Major classifications of loans at December 31, 2008 and 2007 are summarized as follows:

(dollars are in thousands)
	2008	2007
Real estate loans:
One-to-four family	$508,097	$479,817
Commercial real estate	787,748	693,733
Residential construction	6,055	1,958
Total real estate loans	1,301,900	1,175,508

Commercial business loans	320,640	136,345

Consumer loans:
Home equity loans and lines of credit	362,381	390,762
Auto loans	142,097	174,769
Other consumer loans	293,106	237,442
Total consumer loans	797,584	802,973
Total loans	2,420,124	2,114,826

Net deferred loan costs	4,458	6,096
Allowance for loan losses	(36,905)	(23,341)
Loans, net	$2,387,677	$2,097,581

The activity in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006, is as follows:

(dollars are in thousands)
	2008	2007	2006

Balance, beginning of year	$23,341	$17,368	$17,096
Provision for loan losses	18,901	2,470	1,575
Allowance purchased	—	5,015	—
Charge-offs	(5,963)	(2,391)	(2,297)
Recoveries	626	879	994

Balance, end of year	$36,905	$23,341	$17,368

The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan – an amendment of FASB Statements No. 5 and 15” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures – an amendment of FASB Statement No. 114”. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in a loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. Impairment losses are included in the provision for loan losses. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include personal loans and most residential mortgage loans, and are not included in the following data. The increase in the provision was due primarily to our continuous evaluation of non-performing loans, a risk assessment regarding weakening economic conditions, along with the increase in commercial loans outstanding.

Components of Impaired Loans (Dollars in thousands)
	December 31, 2008	December 31, 2007
Impaired loans with related allowance for loan losses calculated under SFAS No. 114	$14,079	$5,173
Impaired loans with no related allowance for loan losses calculated under SFAS No. 114	5,138	2,927
Total impaired loans	$19,217	$8,100

Valuation allowance related to impaired loans	$8,707	$2,713

Analysis of Impaired Loans (Dollars in thousands)
	Year Ended December 31,
	2008	2007
Average impaired loans	$9,877	$5,744
Interest income recognized on impaired loans	134	194
Cash basis interest income recognized on impaired loans	353	—

Nonperforming loans (which includes nonaccrual loans and loans past 90 days or more and still accruing) at December 31, 2008 and 2007 amounted to approximately $38.0 million and $16.3 million, respectively. The loans include impaired loans acquired in a business combination accounted for under SOP 03-3. As of December 31, 2008, the impaired balance pertaining to loans accounted for under AICPA SOP 03-3 was $0.4 million.

Nonaccrual loans at December 31, 2008 and 2007 amounted to approximately $17.2 million and $7.7 million, respectively.

Interest income on impaired loans other than nonaccrual loans is recognized on an accrual basis. Interest income on nonaccrual loans is recognized only as collected.

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $0.4, $0.4 million and $0.5 million at December 31, 2008, 2007 and 2006, respectively. The amount of repayments in respect to such loans during the years ended December 31, 2008, 2007 and 2006 totaled $0.2 million, $0.5 million and $0.6 million, respectively. There were $0.3, $0.3 million and $0.3 million of new related party loans granted during fiscal years 2008, 2007 and 2006, respectively.

8.	ACCRUED INTEREST RECEIVABLE

The following table provides selected information on accrued interest receivable at December 31, 2008 and 2007.

(dollars in thousands)	2008		2007
	Amount	% of Total	Amount	% of Total

Interest-Bearing Deposits	$—	0.00%	$8	0.05%

Investment Securities	5,350	30.50%	7,178	39.68%

Loans	12,193	69.50%	10,903	60.27%

Total Accrued Interest Receivable	$17,543	100.00%	$18,089	100.00%

9.	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2008 and 2007 consist of the following:

(dollars in thousands)	2008	2007

Land	$16,030	$17,012
Bank premises	51,943	42,828
Furniture, fixtures and equipment	24,036	22,957
Leasehold improvements	10,629	10,674
Construction in progress	2,022	9,870

Total	104,660	103,341
Accumulated depreciation and amortization	(26,170)	(24,314)

Total	$78,490	$79,027

Depreciation and amortization expense amounted to $5.6 million, $4.6 million, and $3.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

10.	GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets arising from the acquisition of CLA Agency, Inc. (“CLA”) and FMS Financial Corporation were accounted for in accordance with SFAS No. 142 “Goodwill and Intangibles Assets.” As required under SFAS No. 142, goodwill is not amortized but rather reviewed for impairment at least annually. The other intangibles are amortizing intangibles, which primarily consist of a core deposit intangible, which is amortized over an estimated useful life of ten years. As of December 31, 2008, and December 31, 2007, the core deposit intangible net of accumulated amortization totaled $16.2 million and $20.3 million, respectively. The other amortizing intangibles, which include customer lists, trademarks and agreements not to compete, vary in estimated useful lives from 2 to 13 years. The weighted average lives for core deposit intangibles, customer lists, trademarks and agreements not to compete are 11.0 years, 11.6 years, 2.6 years and 3.5 years, respectively.

The purchase price adjustments to goodwill were primarily a result of adjustments to the valuation of fixed assets and other assets acquired from FMS and CLA.

See Note 3, “ Minority Stock Offering and Mergers and Acquisitions” for information regarding goodwill acquired in 2007.

Goodwill and other intangibles at December 31, 2008 and December 31, 2007 are summarized as follows:

(Dollars in thousands)
	Goodwill	Core Deposit Intangible	Customer Relationships and other
Balances at December 31, 2006	$6,679	$—	$1,956
Additions:
FMS Financial Corporation acquisition	100,049	23,215	—
CLA acquisition adjustments	3,607	—	7,461
Amortization	—	(2,921)	(512)
Balances at December 31, 2007	$110,335	$20,294	$8,905
Adjustments
FMS Financial Corporation acquisition	1,106
CLA acquisition	21
Amortization	—	(4,137)	(1,077)
Balance at December 31, 2008	$111,462	$16,157	$7,828

The following table summarizes intangible assets at December 31, 2008 and 2007:

	2008			2007
(Dollars in thousands)
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Amortizing Intangibles:
Core Deposits	$23,215	$(7,058)	$16,157	$23,215	$(2,921)	$20,294

Customer Relationship and Other	10,251	(2,423)	7,828	10,251	(1,346)	8,905
Total Amortizing	$33,466	$(9,481)	$23,985	$33,466	$(4,267)	$29,199

Aggregate amortization expense was $5.21 million, $3.4 million and $0.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense for the next five years is expected to be as follows:

(dollars in thousands)

2009	$3,555
2010	3,511
2011	3,449
2012	2,830
2013	2,198
2014 and thereafter	8,442

For purposes of impairment testing, the goodwill and intangibles are to be assigned to a reporting unit and segment. There was no impairment as of December 31, 2008 and 2007.

11.	OTHER ASSETS

The following table provides selected information on other assets at December 31, 2008 and 2007:

(dollars in thousands)
	2008	2007
Unconsolidated investments in affordable housing and other partnerships	$6,444	$7,111
Cash surrender value of life insurance	15,046	13,235
Prepaid assets	2,000	2,525
Net deferred tax asset	18,496	16,485
Other real estate	6,267	4,797
All other assets	41,233	11,107
Total other assets	$89,486	$55,260

12.	DEPOSITS

At December 31, 2008 and 2007, the weighted average cost of deposits were 2.50% and 3.07% respectively. Time deposit accounts outstanding at December 31, 2008 and 2007, mature as follows:

(dollars in thousands)
	2008	2007

0 to 6 months	$493,514	$579,287
7 to 12 months	209,164	278,269
13 to 24 months	274,880	110,890
Over 25 months	63,286	73,856

	$1,040,844	$1,042,302

The aggregate amount of certificate accounts in denominations of one hundred thousand dollars or more totaled $247.1 million and $237.3 million at December 31, 2008 and 2007, repectively. Deposits in excess of two hundred fifty thousand and one hundred thousand dollars were not generally insured by the Federal Deposit Insurance Corporation for the years ended December 31, 2008 and 2007, respectively.  Congress has temporarily increased the FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2009.  Unlimited deposit insurance coverage is available through December 31, 2009 for non-interest bearing transaction accounts at institutions participating in FDIC's Temporary Liquidity Guarantee Program.

Deposits consisted of the following major classifications at December 31, 2008 and 2007:

(dollars in thousands)
	2008	% of total assets	2007	% of total assets

Non-interest bearing deposits	$226,382	5.66%	$242,351	6.81%
Interest-earning checking accounts	546,133	13.65%	389,812	10.96%
Money market accounts	534,012	13.34%	376,300	10.58%
Savings accounts	394,308	9.85%	414,398	11.65%
Time deposits	1,040,844	26.01%	1,042,302	29.30%

Total deposits	$2,741,679	68.51%	$2,465,163	69.29%

13.	BORROWED FUNDS

A summary of borrowings is as follows:

(dollars in thousands)
	December 31,
	2008	2007

Federal Funds purchased	$40,000	$8,050
FHLB advances	174,750	185,750
Repurchase agreements	240,177	185,562
Federal Reserve overnight borrowings	96,250	—
Statutory trust debenture	25,282	25,264
Other	3,595	2,496
Total borrowings	$580,054	$407,122

Advances from the FHLB bear fixed interest rates with remaining periods until maturity, summarized as follows:

	December 31,
	2008	2007

Due in one year or less	$5,000	$51,000
Due after one year through five years	119,750	104,750
Due after five years through ten years	50,000	30,000
Total	$174,750	$185,750

Included as “FHLB advances” at December 31, 2008 and 2007 in the above table are FHLB borrowings whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to the London Interbank Offered Rate (LIBOR). If the FHLB converts the interest rate, the Company would have the option to prepay these advances without penalty. These advances are included in the periods in which they mature. At December 31, 2008, $159.8 million, or 91.4% of the FHLB advances, are convertible at the option of the FHLB, of which $149.8 million are convertible in 2009.

FHLB advances are collateralized under a blanket collateral lien agreement.

The weighted average interest rates of the borrowings for period ending December 31, 2008 and December 2007 were as follows:

Weighted average interest rate during period:
Federal Home Loan Bank advances	4.34%	4.94%
Repurchase agreements	4.38	4.87
Federal Home Loan Bank overnight borrowings	1.04	—
Federal Reserve Bank of Philadelphia overnight borrowings	0.50	—
Statutory Trust Debenture	5.04	7.29
Other	2.36	4.64

The Company pledges securities and loans to secure its borrowing capacity. At December 31, 2008, securities with an amortized cost of $5.9 million and an estimated fair value of $6.1 million were pledged. At December 31, 2007, securities with an amortized cost of $7.1 million and an estimated fair value of $7.2 million were pledged. Pledged loans totaled $193.1 million and $67.1 million at December 31, 2008 and 2007, respectively.

The Company enters into sales of securities under agreements to repurchase. These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains recorded as an asset and carried in the Company’s securities portfolio.

At December 31, 2008 and 2007, outstanding repurchase agreements were $240.3 million and $185.6 million, respectively, with a weighted average maturity of 3.19 and 4.03 years, respectively, and a weighted average cost of 4.39% and 4.77%, respectively. The average balance of repurchase agreements during the year ended December 31, 2008 and 2007 was $216.0 million and $129.7 million, respectively. The maximum amount outstanding at any month end period during 2008 and 2007 was $240.3 million, and $205.6 million, respectively.

At December 31, 2008 and 2007, outstanding repurchase agreements were secured by GSE Notes, GSE Mortgage-Backed Securities and GSE CMOs. At December 31, 2008 and 2007, the market value of the securities held as collateral for repurchase agreements was $285.8 million and $239.4 million, respectively.

The Company assumed FMS Financial’s obligation to the FMS Statutory Trust II (the “Trust”) as part of the acquisition of FMS Financial on July 13, 2007. The Company’s debentures to the Trust as of December 31, 2008 were $25.8 million. The fair value of the debenture was recorded as of the acquisition date at $25.3 million. The difference between market value and the Company’s debenture is being amortized as interest expense over the expected life of the debt.

The Trust issued $25.8 million of floating rate capital securities and $0.8 million of common securities to the Company. The Trust’s capital securities are fully guaranteed by the Company’s debenture to the Trust. The Company has recorded its investment in the capital securities in the other asset section of the statement of condition.

As of December 31, 2008, the rate was 3.58%. The debentures are redeemable at the Company’s option any time after June 2011. The redemption of the debentures would result in the mandatory redemption of the Trust’s capital and common securities at par. The statutory trust debenture is wholly owned by the Company, however under FIN 46R it is not a consolidated entity because the Company is not the primary beneficiary.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2008 and 2007, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2008, the most recent date for which information is available, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank’s categorization since the most recent notification from the FDIC.

The Bank’s actual capital amounts and ratios (under rules established by the FDIC) are presented in the following table:

(Dollars in thousands)
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
As of December 31, 2008:
Tier 1 Capital (to average assets)	$421,665	11.24%	$112,523	3.00%	$187,538	5.00%
Tier 1 Capital (to risk weighted assets)	421,665	17.78%	94,866	4.00%	142,300	6.00%
Total Capital (to risk weighted assets)	451,413	19.03%	189,733	8.00%	237,166	10.00%

As of December 31, 2007:
Tier 1 Capital (to average assets)	$412,551	12.20%	$101,485	3.00%	$169,141	5.00%
Tier 1 Capital (to risk weighted assets)	412,551	19.80%	$83,348	4.00%	125,021	6.00%
Total Capital (to risk weighted assets)	435,892	20.92%	166,695	8.00%	208,369	10.00%

The Company’s capital at December 31, 2008 and 2007 for financial statement purposes was greater than the Tier 1 Capital amounts by $188.9 million and $207.3 million, respectively, due to the inclusion for regulatory capital purposes of unrealized losses on securities available-for-sale, the accumulated other comprehensive loss adjustment related to adopting SFAS No. 158 and the exclusion of goodwill and other intangibles. The amounts in the above table are for the Bank only.

15.	INCOME TAXES

The Company files a consolidated federal income tax return. The Company uses the specific charge-off method for computing bad debts.

The provision for income taxes for the years ended December 31, 2008, 2007 and 2006 includes the following:

(dollars in thousands)
	2008	2007	2006

Current federal taxes	$7,550	$5,765	$14,773
Current state and local taxes	469	418	46
Deferred federal and state taxes benefit	(4,154)	(10,648)	(12,497)

Total	$3,865	$(4,465)	$2,322

During 2007, the Company established the Foundation as described in Note 3, and contributed a total of $10.0 million to the Foundation. Under current federal income tax regulations, charitable contribution deductions are limited to 10% of taxable income. Accordingly, the $10.0 million contribution created a carry forward for income tax purposes and a deferred tax asset for financial statement purposes.

Items that give rise to significant portions of the deferred tax accounts at December 31, 2008 and 2007, are as follows:

(dollars in thousands)
	2008	2007
Deferred tax assets:
Reserve for bad debts	$12,917	$7,601
Pension liabilities	7,245	7,446
Postretirement benefits	4,163	4,039
Contribution carryforward	1,890	2,534
Purchase accounting	6,211	2,939
Deferred compensation	1,254	1,839
Lease accounting	575	527
Impairment of securities	1,617	417
State net deferred taxes	1,150	0
State net operating loss carryover	765	926
Other	451	1,341
	38,238	29,609
Less: Valuation Allowance	(1,964)	(870)
Total	36,274	28,739
Deferred tax liabilities:
Available-for-sale securities	6,599	3,889
Property	3,292	106
Intangibles	6,004	5,460
Prepaid expenses and deferred loan fees	1,284	1,522
Mortgage servicing rights	140	166
Other	459	1,111

Total	17,778	12,254

Net deferred tax asset	$18,496	$16,485

During 2008, $0.9 million in net deferred tax liabilities were recorded as adjustments to other comprehensive income. Also recorded were decreases in other deferred tax assets, primarily relating to goodwill, of $1.3 million that did not impact income tax expense.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The initial adoption did not have a material impact on the Company’s financial condition and results of operations. At the adoption date of January 1, 2007, the Company had a liability for uncertain tax positions of $0.1 million, which represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes, when applicable, interest and penalties related to unrecognized tax positions in the provision for income taxes in the consolidated statement of income. As of January 1, 2007, the Company had approximately $0.04 million of accrued interest and penalties, which were included in the liability for uncertain tax positions. This liability under FIN 48 was zero for the years ended December 31, 2008 and December 31, 2007, respectively. In 2008, the Company received a notice from the Internal Revenue Service that the 2006 consolidated federal tax return was selected for examination. The tax years 2005 through 2007 remain subject to examination by Federal, Pennsylvania, New Jersey and Philadelphia taxing authorities.

A reconciliation of income tax computed at the statutory federal income tax rate to the expense included in the consolidated statements of income is as follows:

	2008		2007		2006

Tax at statutory rate	$7,144	35.00%	$(2,104)	(35.00)%	$4,881	35.00%
Increase (reduction) in taxes resulting from:
Tax-exempt income	(1,281)	(6.30)	(1,003)	(16.70)	(957)	(6.90)
State and local income tax	(431)	(2.10)	272	4.50	30	0.20
Employee benefit programs	(616)	(3.00)	38	0.70	85	0.60
Federal income tax credits	(1,879)	(9.20)	(1,681)	(28.00)	(1,586)	(11.40)
Valuation allowances	1,094	5.40	0	0.00	0	0.00
Other	(166)	(0.80)	13	0.20	(131)	(0.90)
Total	$3,865	19.00%	$(4,465)	(74.30)%	$2,322	16.60%

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

16.	PENSION AND POSTEMPLOYMENT BENEFIT PLANS

The Bank has noncontributory defined benefit pension plans (“Plans”) covering most of its employees. Additionally, the Company sponsors nonqualified supplemental employee retirement plans for certain participants. The Bank also provides certain postemployment benefits to qualified former employees. These postemployment benefits principally pertain to certain health and life insurance coverage. Information relating to these employee benefits program are included in the tables that follow.

During 2007, the Bank assumed sponsorship of Farmers & Mechanics Pension Plan (“FMS Plan”) in conjunction with the FMS Financial merger as described in Note 1 and Note 3. As of December 31, 2008, the benefit obligation and fair value of assets of the FMS Plan were $8.6 million and $7.6 million, respectively, and these are included in the following data.

Effective June 30, 2008, the defined pension benefits for Bank employees were frozen at the current levels. As a result the Bank recognized a curtailment gain of $7.3 million. Additionally, the Company has enhanced its 401(k) Plan and combined it with its recently adopted Employee Stock Ownership Plan to fund employer contributions. See Note 17, Employee Savings and Stock Ownership Plan.

The following tables present a reconciliation of beginning and ending balances of benefit obligations and assets at December 31, 2008 and 2007:

(Dollars in thousands)
	Pension Benefits		Postretirement Benefits
Change in Benefit Obligation	2008	2007	2008	2007
Benefit obligation at beginning of year	$77,795	$63,120	$11,950	$10,935
Adoption of EITF 06-4 for Split Dollar Life Insurance	0	0	11,806	0
Plan acquired in merger, at acquisition	0	16,332	0	644
Service cost	1,194	2,452	173	220
Interest cost	4,228	4,110	1,454	686
Curtailment	(19,218)	0	0	0
Participants’ contributions	0	0	51	13
Plan Amendment	0	0	(321)	0
Actuarial (gain)/loss	(2,783)	(2,773)	(554)	(187)
Benefits paid	(3,036)	(5,446)	(1,911)	(361)
Benefit obligation at end of year	$58,180	$77,795	$22,648	$11,950

Change in Assets
Fair value of assets at beginning of year	$57,326	$44,486	$0	$0
Plan acquired in merger, at acquisition	0	15,572	0	0
Actual return on assets	(14,916)	1,870	0	0
Employer contribution	564	844	1,860	348
Participants’ contributions	0	0	51	13
Expense	(372)	0	0	0
Benefits paid	(3,036)	(5,446)	(1,911)	(361)
Fair value of assets at end of year	$39,566	$57,326	$0	$0

The following table presents a reconciliation of the funded status of the pension benefits at December 31, 2007 and 2006.

	2008	2007
Projected benefit obligation	$58,180	$77,795
Fair value of plan asset	39,566	57,326
Accrued pension cost	$18,614	$20,469

Amounts recognized in accumulated other comprehensive income at December 31, 2008:

(Dollars in thousands)	Pension Benefits	Postretirement Benefits

Net loss	$10,305	$1,198
Prior service cost	—	414
Transition obligation	—	638

The Company’s total accumulated pension benefit obligations at December 31, 2008 and December 31, 2007 were $58.2 million and $54.4 million, respectively. At December 31, 2008, the accumulated pension obligation equals the projected benefit obligation as a result of the freeze in pension benefits effective June 30, 2008.

Significant assumptions as of December 31, 2008, 2007 and 2006 are as follows:

	Pension Benefits			Postretirement Benefits
Beneficial Bank Plans	2008	2007	2006	2008	2007	2006
Discount rate for periodic pension cost	6.50%	6.00%	6.75%	6.50%	6.00%	6.75%
Discount rate for benefit obligation	6.50%	6.50%	6.00%	6.90%	6.50%	6.00%
Rate of increase in compensation levels and social security wage base	5.50%	5.50%	5.50%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

FMS Pension Plan
Discount rate for periodic pension cost	6.50%	6.00%		6.50%	6.00%
Discount rate for benefit obligation	6.90%	6.50%		6.90%	6.50%
Rate of increase in compensation levels and social security wage base	5.50%	5.50%
Expected long-term rate of return on plan assets	8.00%	8.00%

The components of net pension cost are as follows:
(dollars in thousands)	Pension Benefits			Postretirement Benefits
Component of Net Periodic Benefit Cost	2008	2007	2006	2008	2007	2006
Service cost	$1,194	$2,435	$1,491	$173	$260	$180
Interest cost	4,228	4,128	3,501	1,454	647	621
Expected return on assets	(4,430)	(3,998)	(3,186)	—	—	—
Amortization of transition obligation	—	—	—	164	164	164
Amortization of prior service cost	14	36	36	146	187	188
Pension curtailments	(7,289)	—	—	—	—	—
Recognized net actuarial loss	73	425	111	18	68	—
Net periodic pension cost	$(6,210)	$3,026	$1,953	$1,955	$1,326	$1,153

The Company's pension benefits funding policy is to contribute annually an amount, as determined by consulting actuaries and approved by the Board of Directors, which can be deducted for federal income tax purposes. In 2008 and 2007, $0.6 million and $0.5 million, respectively, were contributed to the Plans under the Bank's funding policy. For 2009, the Bank expects to contribute $1.8 million to the Plans.

For benefit obligation measurement purposes, the annual rate of increase in the per capita cost of postemployment health care costs was: before age 65 – 2008, rates decrease from 9.0 percent to 6.0 percent for 2011 and remain level thereafter, and after age 65 - 2008 rates decrease from 11.0 percent to 6.0 percent for 2013 and remain level thereafter.

The impact of a 1.0% increase and decrease in assumed health care cost trend for each future year would be as follows:

(Dollars in thousands)	1.0% Increase	1.0% Decrease
Accumulated postretirement benefit obligation	$254	$(233)
Service and interest cost	23	(22)

The estimated net loss for the pension benefits that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year is $0.1 million. The estimated transition, net loss and prior service cost for postemployment benefits that will be amortized from accumulated other comprehensive income into periodic pension cost over the next fiscal year are $0.2 million, $0.04 million and $0.2 million, respectively.

Future benefit payments for all pension and post retirement plans are estimated to be paid as follows:

Pension Benefits		Postretirement Benefits
2009	$2,911	2009	$1,912
2010	2,940	2010	1,897
2011	3,025	2011	1,824
2012	3,159	2012	1,817
2013	3,338	2013	1,720
2014-2017	19,286	2014 -2017	8,155

The weighted-average asset allocations of the Plans at December 31, 2008 and 2007, by asset category are as follows:

	Plan Assets at December 31, 2008	Plan Assets at December 31, 2007	Target Asset Allocation
Equity securities	68%	75%	70% - 80%
Cash and fixed income securities	32%	25%	20% - 30%

Total	100%	100%

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

The Company also maintains contributory savings plans (401(k) plans) covering substantially all of its employees. The Company may make contributions out of current or retained earnings. The Company made cash contributions of $0.3 million, $0.4 million and $0.3 million in 2008, 2007 and 2006, respectively. See Note 17 regarding the merger of the ESOP and 401(k) plans as of July 1, 2008.

The Company provides life insurance benefits to eligible employees under an endorsement split-dollar life insurance program. At December 31, 2008 and 2007, $13.9 million and $11.7 million, respectively, in cash surrender value relating to this program was recognized in Other Assets in the consolidated statements of financial condition. The Company adopted EITF No. 06-4 as of January 1, 2008 which requires employers to recognize a liability for future benefits applicable to endorsement split-dollar life insurance arrangements that provide a death benefit postretirement. In conjunction with the adoption of EITF 06-4, the Company recognized a liability of $11.8 million in accordance with SFAS No. 106. The liability was $11.7 million at December 31, 2008 and is included in the postemployment tables above.

17.	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

In connection with the initial public offering, the Company implemented an Employee Stock Ownership Plan (“ESOP”), which provides retirement benefits for substantially all full-time employees who were employed at the date of the initial public offering and are at least 21 years of age. Other salaried employees will be eligible after they have completed 1 year of service and have attained the age of 21. The Company makes annual contributions to the ESOP equal to the ESOP’s debt service or equal to the debt service less the dividends received by the ESOP on 67 unallocated shares. Shares in the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders’ equity. The loan to the ESOP as of December 31, 2008 and December 31, 2007 was $29.7 million and $30.2 million, respectively. The Company accounts for the ESOP based on guidance from Statement of Position (SOP) 93-6 “Employer’s Accounting for Employee Stock Ownership Plans.” Shares are released to participants proportionately as the loan is repaid.

As of July 1, 2008, the ESOP was merged with the Company’s 401(k) plans to form the Employee Savings and Stock Ownership Plan (“KSOP”). All full time employees and certain part time employees are eligible to participate in the KSOP if they meet service criteria. Shares will be allocated and released based on the Company’s 401(k) Plan Document. While the KSOP is one plan, the two separate components of the 401(k) Plan and ESOP remain. Under the KSOP the Company makes basic contributions and matching contributions. The Company makes additional contributions for certain employees based on age and years of service. The Company may also make discretionary contributions under the KSOP. Each participant’s account is credited with shares of the Company’s stock or cash based on compensation earned during the year in which the contribution was made.

If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the KSOP which has not been allocated to the account of a participant can be used to repay the loan. Allocation of shares to the ESOP participants is contingent upon the repayment of a loan to the Company. During years ended December 31, 2008 and December 31, 2007 shares allocated and committed totaled 212,512 and 161,239, respectively. During 2008, 18,577 shares of the prior year allocation under the KSOP were forfeited by participants and reallocated by the Company to other participants. As of December 31, 2008 and 2007 shares that were unallocated totaled 2,689,783 and 2,902,295, respectively. The fair value of the unallocated shares was $30.2 million and $28.2 million as of December 31, 2008 and December 31, 2007, respectively.

The Company recorded an expense of approximately $2.7 million and $1.6 million for the years ended December 31, 2008 and December 31, 2007, respectively.

18.	STOCK BASED COMPENSATION

Stock-based compensation is accounted for in accordance with SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payment”. The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period, using the straight-line method. However, consistent with SFAS No. 123(R), the amount of stock-based compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date. As a result, it may be necessary to recognize the expense using a ratable method.

The Company’s 2008 Equity Incentive Plan (“EIP”) authorizes the issuance of shares of common stock pursuant to awards that may be granted in the form of stock options to purchase common stock (“options”) and awards of shares of common stock (“stock awards”). The purpose of the Company’s stock-based incentive plans is to attract and retain personnel for positions of substantial responsibility and to provide additional incentive to certain officers, directors and employees. In order to fund grants of stock awards under the EIP, the Equity Incentive Plan Trust (the “Trust”) purchased 1,612,386 shares of Company common stock in the open market for approximately $19.0 million during the year ended December 31, 2008. The Company made sufficient contributions to the Trust to fund the stock purchases. The acquisition of these shares by Trust reduced the Company’s outstanding additional paid in capital. The EIP shares will generally vest at a rate of 20% over five years. As of December 31, 2008, no shares were fully vested or forfeited. All grants that were issued contain a service condition in order for the shares to vest. Awards of common stock include awards to certain officers of the Company that will vest only if certain specified performance requirements are met during a specific performance measurement period. The Company believes it is probable that the performance measurements will be met.

Compensation expense related to the stock awards is recognized ratably over the five year vesting period in an amount which totals the market price of the Company’s stock at the grant date. For the year ended December 31, 2008, the expense recognized for the stock awards was $0.5 million.

The following table summarizes the non-vested stock award activity for December 31, 2008:

(Dollars in thousands)
Summary of Non-vested Stock Award Activity	Number of Shares	Weighted Average Grant Price

Non-vested Stock Awards outstanding, January 1, 2008	—	$—
Issued	761,000	11.86
Vested	—	—
Non-vested Stock Awards outstanding, December 31, 2008	761,000	$11.86

The EIP authorizes the grant of options to officers, employees, and directors of the company to acquire shares of common stock with an exercise price equal to the fair value of the common stock at the grant date. Options expire ten years after the date of grant, unless terminated earlier under the option terms. Options are granted at the then fair market value of the Company’s stock. The options were valued using the Black-Scholes option pricing model. During the year ended December 31, 2008, the Company granted 1,697,500 options. All options issued contain service conditions based on the participant’s continued service. The options generally become vested and exercisable at the rate of 20% a year over five years. For the year ended December 31, 2008, the compensation expense for the options was $0.4 million.

A summary of option activity as of December 31, 2008 and changes during the nine-month period is presented below:

	Number of Options	Weighted Exercise Price per Shares	Number of Options Exercisable

January 1, 2008	—	—	—

Granted	1,697,500	$11.86	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
December 31, 2008	1,697,500	$11.86	—

The weighted average remaining contractual term was approximately 9.60 years for options outstanding as of December 31, 2008. No options were exercisable as of December 31, 2008.

The risk-free rate of return is based on the U.S. Treasury yield curve in effect at the time of grant. Significant weighted average assumptions used to calculate the fair value of the options for the year ended December 31, 2008 are as follows:

For the Year Ended December 31, 2008
Weighted average fair value of options granted	$3.37
Weighted average risk-free rate of return	3.62%
Weighted average expected option life in months	78
Weighted average expected volatility	17.56%
Expected dividends	$—

The expected volatility was determined using historical volatilities based on historical stock prices. The Company used the simplified method for determining the expected life for options as allowed under SAB 110. As of December 31, 2008, there was $5.2 million and $8.2 million of total unrecognized compensation cost related to options and non-vested stock awards, respectively, granted under the EIP.

19.	REDUCTION IN FORCE

On October 12, 2007, the Company announced that its Board of Directors had approved plans to reduce the Bank’s workforce in an effort to restructure the Bank’s management team and workforce. In connection with taking these steps, the Board of Directors approved severance plans, including the adoption of the Severance Pay Plan for Eligible Employees of the Bank, pursuant to which employees terminated as result of the reduction in force received certain severance benefits. The termination of employees and payment of benefits under the severance agreements resulted in $3.9 million of charges during the fourth quarter of 2007, consisting of the payment to or accrual of severance benefits for 40 employees. During 2008 all benefits were paid out. The reduction in force costs are classified within salary and employee benefits expense on the consolidated statement of operations.

20.	COMMITMENTS AND CONTINGENCIES

The Company leases a number of offices in its regular operations. Rental expense under such leases aggregated $4.7 million, $4.3 million and $4.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, the Company was committed under noncancelable operating lease agreements for minimum rental payments to lessors as follows:

2009	$4,984
2010	5,014
2011	2,732
2012	1,866
2013	1,654
Thereafter	11,215
$27,465

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the consolidated financial statements. The Company has established specific reserves related to these commitments and contingencies that are not material to the Company.

At December 31, 2008 and 2007, the Company had outstanding commitments to purchase or make loans aggregating approximately $71.2 million and $69.0 million, respectively, and commitments to customers on available lines of credit of $160.6 million and $132.9 million, respectively, at competitive rates. Commitments are issued in accordance with the same policies and underwriting procedures as settled loans. We have a reserve for our commitments and contingencies of $0.15 million and $0.05 at year end December 31, 2008 and 2007, respectively.

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

The Company is a member of the VISA USA Network. On October 3, 2007, VISA announced it had completed restructuring transactions in preparation for its initial public offering (“IPO”) expected to occur in the first quarter of 2008. As part of the restructuring, the Company’s indemnification obligation was modified to include only certain known litigation as of the date of restructuring. This modification triggered a requirement to fair value the indemnification obligation in accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Company’s potential indemnification obligations based on its proportionate share of ownership in VISA USA is not material as of December 31, 2008 or December 31, 2007.

21.	INTEREST RATE RISK

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

At December 31, 2008 and 2007, the Company had average interest-earning assets of approximately $3.4 billion and $2.7 billion, respectively, having a weighted average yield of 5.63% and 5.96%, respectively, and average interest-bearing liabilities of approximately $2.9 billion and $2.2 billion, respectively with a weighted average cost of 2.77% and 3.21%, respectively. The Company’s assets that earned interest at fixed and variable interest rates were funded primarily with liabilities that have interest rates that are fixed.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company had no derivative instruments outstanding at December 31, 2008 and December 31, 2007. Occasionally, the Company originates single-family residential loans for sale pursuant to a program with Fannie Mae. At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with respect to the sale of such loan at a set price in an effort to manage the interest rate risk inherent in the locked loan commitment. Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate to the time the Bank funds the loan and sells it to Fannie Mae is generally within 60 days.

At December 31, 2008 and 2007, the Company had no loan commitments outstanding related to loans being originated for sale subject to interest rate locks. Also, at December 31, 2008 and 2007, the Company had not entered into forward loan sale agreements related to loan commitments with interest rate locks.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted SFAS 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. FASB Staff Position (“FSP”) No. 157-2, Effective Date of FASB Statement No. 157, issued in February 2008, delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008.

Fair value is based on quoted market prices, when available. If listed prices or quotes are not available, fair value is based on fair value models that use market participant or independently sourced market data which include: discount rate, interest rate yield curves, credit risk, default rates and expected cash flow assumptions. In addition, valuation adjustments may be made in the determination of fair value. These fair value adjustments may include amounts to reflect counter party credit quality, creditworthiness, liquidity and other unobservable inputs that are applied consistently over time. These adjustments are estimated and, therefore, subject to significant management judgment, and at times, may be necessary to mitigate the possibility of error or revision in the model-based estimate of the fair value provided by the model. The methods described above may produce fair value calculations that may not be indicative of the net realizable value. While the Company believes its valuation methods are consistent with other financial institutions, the use of different methods or assumptions to determine fair values could result in different estimates of fair value.

SFAS No. 157 describes three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt, equity securities and derivative contracts that are traded in an active exchange market as well as certain U.S. Treasury securities that are highly liquid and actively traded in over-the-counter markets.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted market prices that are traded less frequently than exchange traded assets and liabilities. The values of these items are determined using pricing models with inputs observable in the market or can be corroborated from observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities and derivative contracts.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

At the end of each quarter, the Company assesses the valuation hierarchy for each asset or liability measured. From time to time, assets or liabilities will be transferred within hierarchy levels as a result of changes in valuation methodologies used. During the third quarter 2008, the Company determined that collateralized debt obligations have become less liquid and pricing has become less observable along with a currently inactive market. Consequently, the Company transferred $23.9 million, or 0.6% of total assets, previously valued at fair value to Level 3. The methodology for establishing valuations for these securities considered the pricing of similar securities issued during the period, and adjusted this pricing for credit quality, diversification of underlying collateral and recent cash flows on the Company’s holdings.

In addition, SFAS No. 157 requires the Company to disclose the fair value for financial assets on both a recurring and non-recurring basis. The Company measures loans held for sale, impaired loans, SBA servicing assets, restricted equity investments and loans transferred to other real estate owned at fair value on a non-recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as a non-recurring Level 2 valuation.

Those assets which will continue to be measured at fair value on a recurring basis are as follows:

(Dollars in thousands)
	Category Used for Fair Value Measurement
	Level 1	Level 2	Level 3	Total
Assets:
Investment securities available for sale:
U.S. Government Sponsored Enterprise ("GSE") and agency notes	$—	$8,700	$—	$8,700
GNMA guaranteed mortgage certificates	—	12,505	—	12,505
Collateralized mortgage obligations	—	176,373	—	176,373
Municipal and other bonds	—	80,601	19,329	99,930
Other mortgage-backed securities	—	793,280	—	793,280
Equity securities	7,746	—	—	7,746
Money market funds	—	14,012	—	14,012
Mutual funds	—	1,541	—	1,541

The table below presents all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008.

Level 3 Investments Only (Dollars in thousands)	Year Ended December 31, 2008

Available-for-Sale Securities

Balance, January 1, 2008	$—
Total gains or losses realized/(unrealized):
Included in earnings
Included in other comprehensive income	844
Purchases, issuances and settlements	(5,438)
Transfers in and/or out of Level 3	23,922
Balance, December 31, 2008	$19,329

The Company also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market and had a fair value below cost at the end of the period as summarized below (in thousands). A loan is impaired when, based on current information the Company determines that it is probable the Company will be unable to collect amounts due according to the terms of the loan agreement. The Company's impaired loans at December 31, 2008 are measured based on the estimated fair value of the collateral since the loans are collateral dependent.

          Assets measured at fair value on a nonrecurring basis are as follows:

		Category Used for Fair Value Measurement
	Balance at December 31, 2008	Level 1	Level 2	Level 3

Impaired loans	$10,511			$10,511

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

	2008		2007

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$44,380	$44,380	$53,545	$53,545
Investment securities	1,218,168	1,219,523	1,085,377	1,097,638
Loans - net	2,387,677	2,399,200	2,120,922	2,126,821
Liabilities:
Checking deposits	772,515	722,515	618,953	618,953
Money market and savings accounts	928,320	928,320	790,497	790,497
Time deposits	1,040,844	1,060,599	1,042,302	1,050,573
Borrowed funds	580,054	590,980	407,122	415,493

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investments - The fair value of investment securities, mortgage-backed securities and collateralized mortgage obligations is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The methodology for establishing valuations for collateralized debt obligations considered the pricing of similar securities issued during the period, and adjusted this pricing for credit quality, diversification of underlying collateral and recent cash flows on the Company's holdings. The fair value of Federal Home Loan Bank stock is not determinable since there is no active market for the stock.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. Additionally, for 2008, to be consistent with the requirements under SFAS 157, the loans were valued at a price that represents the Company’s exit price or the price at which these instruments would be sold or transferred.

Checking and Money Market Deposits, Savings Accounts, and Time Deposits - the fair value of checking and money market deposits and savings accounts is the amount reported in the consolidated financial statements. The carrying amount of checking, savings and money market is the amount that is payable on demand at the reporting date. The fair value of time deposits is generally based on a present value estimate using rates currently offered for deposits of similar remaining maturity.

Borrowed Funds - The fair value of borrowed funds is based on a present value estimate using rates currently offered. Under SFAS 157, the subordinated debenture was valued based on management's estimate of similar trust preferred activity in the market.

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

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2008 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2008 and 2007, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

24.	VARIABLE INTEREST ENTITIES

The Company is involved with various entities in the normal course of business that may be deemed to be Variable Interest Entities (“VIE”). The Company has consolidated two VIE’s, one in 2005 and another in 2007, for which the Company was determined to be the primary beneficiary based on its majority share of the tax credits and operating losses.

At December 31, 2008 and 2007, the aggregate assets and liabilities of the VIE’s that the Company consolidated in the financial statements are as follows:

Consolidated VIEs-Primary Beneficiary
	Aggregate Assets	Aggregate Liabilities
December 31, 2008

Affordable housing projects	$15,410	$4,967

December 31, 2007

Affordable housing projects	$11,566	$6,266

The Company makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate affordable housing project offerings and to assist the Company in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development and operation of housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity. The Company consolidated two partnerships in 2007 and one in 2005 for which it owns the majority of limited partnership interests. As a limited partner, the Company’s credit and investment are protected from any liabilities that occur within the low income housing operations. The Company is only required to contribute its limited partner equity and has no implicit or explicit guarantees to purchase assets or lends funds to the VIE's.

The Company also holds interests in other VIEs that have not been consolidated because the Company is not considered the primary beneficiary. The Company’s total investment in these VIEs was $5.0 million and $5.7 million as of 2008 and 2007, respectively, which are accounted for under the equity or cost methods of accounting as applicable to the individual investments. These investments were included in Other Assets in the consolidated statements of financial condition.  For these other VIEs, the Company is a limited partner with no additional recourse than the Company's committed investment amount.

25.	RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, certain directors, executive officers, principal holders of the Company’s common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bank in the aggregate amount of $0.4 million and $0.4 million, respectively.

Commitments to lend to related parties as of December 31, 2008 and 2007 were comprised of $0 and $0 million, respectively, to directors and $0.00 million and $0.01 million, respectively, to executive officers. The commitments are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other unfavorable features.

None of the Company’s affiliates, officers, directors or employees has an interest in or receives remuneration from any special purpose entities or qualified special purpose entities which the Company transacts business.

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

26.	PARENT COMPANY FINANCIAL INFORMATION

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION - PARENT COMPANY ONLY
(Dollars in thousands, except per share amounts)

	December 31,
	2008	2007
ASSETS
Cash on deposit at the Bank	$1,500	$4,491
Interest-bearing deposit at the Bank	30,614	44,960
Interest-bearing deposits at non-affiliated banks	–	107
Investment in the Bank	571,355	562,569
Investment in Statutory Trust	774	774
Investment securities available-for-sale	8,866	11,698
Loan Receivable from the Bank (interest earning)	15,500	15,500
Receivable from the Bank	1,030	288
Accrued Interest from the Bank	225	186
Deferred Income Taxes	2,550	3,147
Other assets	3,483	1,480
TOTAL ASSETS	$635,897	$645,200
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Payable to the Bank	$0	$0
Accrued and other liabilities	31	68
Accrued Interest Payable	44	71
Statutory Trust Debenture	25,282	25,264
Total liabilities	25,357	25,403
COMMIITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2008 and 2007
Common Stock - $.01 par value 300,000,000 shares authorized, 82,264,457 shares issued and outstanding as of December 31, 2008 and 2007	823	823
Additional paid-in capital	342,420	360,126
Unearned common stock held by employee stock ownership plan	(28,510)	(30,635)
Retained earnings	296,106	291,360
Accumulated other comprehensive loss	(299)	(1,877)
Total stockholders’ equity	610,540	619,797
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$635,897	$645,200

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF OPERATIONS- PARENT COMPANY ONLY
(Dollars in thousands)

	December 31,
	2008	2007	2006
INCOME
Dividends from the Bank	$—	$—	$7,368
Interest on interest-bearing deposits with the Bank	797	271	—
Interest from non-affilated banks	4	4	4
Interest and dividends on investment securities	282	245	49
Interest on loan to the Bank	758	186	—
Realized (loss) on securities available-for-sale	(2,265)	(915)	(57)
Other (loss) income	(337)	26	—
Total (loss) income	(761)	(183)	7,364

EXPENSES
Expenses paid to the Bank	150	4	12
Interest expense	1,274	876	—
Charitable contributions	70	10,000	5
Other expenses	535	546	11
Total expenses	2,029	11,426	28
(Loss) income before income tax benefit and equity in undistributed net income of affiliates	(2,790)	(11,609)	7,392
Income tax expense (benefit)	525	3,695	(31)

Equity in undistributed net income of the Bank	18,811	6,369	4,258

Net income (loss)	$16,546	$(1,545)	$11,625

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOWS- PARENT COMPANY ONLY

(Dollars in thousands, except per share amounts)

	December 31,
	2008	2007	2006
OPERATING ACTIVITIES:
Net income (loss)	$16,546	$(1,545)	$11,625
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Contribution of stock to The Beneficial Foundation	—	9,491	—
Equity in undistributed net earnings of subsidiaries	(18,811)	(6,369)	(4,258)
Investment securities (gains) losses	(394)	(277)	57
Impairment on equity securities	2,658	1,192	—
Accrued interest receivable	(77)	1,496	(4)
Accrued interest payable	(27)	(74)	—
Net intercompany transactions	2,104	968	—
Amortization of debt	18	8	—
Deferred income taxes	703	(2,948)	—
Changes in assets and liabilities that provided (used) cash:
Other liabilities	(1,266)	68	(62)
Other assets	886	(426)	(29)
Net cash provided by operating activities	2,340	1,584	7,329
INVESTING ACTIVITIES:
Dividends of investment securities from the Bank	—	—	(3,768)
Purchases of investment securities available-for-sale	(5,997)	(9,431)	436
Proceeds from sales and maturities of investment securities available-for-sale	4,286	5,577	(508)
Net change in money market account balance	1,000	(1,896)	—
Cash paid in business combination	—	(62,913)	—
Investment in the Bank	—	(77,888)	—
Advance to the Bank	—	(10,000)	—
Net cash used in investing activities	(711)	(156,551)	(3,840)
FINANCING ACTIVITIES:
Cash proceeds from stock offering	—	232,379	—
Cash dividends	—	(252)	—
Purchase of restricted stock	(19,074)	—	—
Loan to employee stock ownership plan	—	(32,248)	—
Net cash used in financing activities	(19,074)	199,879	—
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17,445)	44,912	3,489
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,559	4,647	1,158

CASH AND CASH EQUIVALENTS, END OF YEAR	$32,114	$49,559	$4,647

27.	CONSOLIDATED SUMMARY OF QUARTERLY EARNINGS (UNAUDITED)

(Dollars in thousands, except per share amounts)
The following table presents summarized quarterly data for 2008 and 2007

2008	1st Quarter	2nd Quarter	3rd Quarter		4th Quarter	Total Year

Total interest income	$48,242	$47,870	$48,080		$48,734	$192,926
Total interest expense	21,124	19,813	18,989		18,989	78,915
Net interest income	27,118	28,057	29,091		29,745	114,011
Provision for loan losses	300	2,300	3,191	(2)	13,110	18,899
Net interest income after provision for loan losses	26,818	25,757	25,900		16,635	95,112
Total non-interest income	7,335	5,934	6,460	(3)	3,875	23,601
Total non-interest expense	25,892	18,640	26,639		27,132	98,303
(Loss) income before income taxes	8,261	13,051	5,721		(6,622)	20,411
Income tax (benefit) expense	2,200	3,950	1,400		(3,685)	3,865

Net (loss) income	$6,061	$9,101	$4,321		$(2,937)	$16,546

Basic and diluted earnings per common share (1)	$0.08	$0.11	$0.05		$(0.04)	$0.21

2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year

Total interest income	$31,381	$32,208	$46,511	$47,793	$157,894
Total interest expense	15,994	15,682	20,393	21,705	73,774
Net interest income	15,387	16,526	26,118	26,088	84,120
Provision for loan losses	300	—	—	2,170	2,470
Net interest income after provision for loan losses	15,087	16,526	26,118	23,918	81,650
Total non-interest income	2,844	2,690	3,779	4,058	13,372
Total non-interest expense	15,982	17,080	35,411	32,559	101,032
(Loss) income before income taxes	1,949	2,136	(5,514)	(4,583)	(6,010)
Income tax (benefit) expense	200	225	(475)	(4,415)	(4,465)

Net (loss) income	$1,749	$1,911	$(5,039)	$(168)	$(1,545)

Basic and diluted earnings per common share (1)	$0.03	$0.03	$(0.08)	$(0.00)	$(0.03)

(1)	EPS is computed independently for each period. The sum of the individual quarters may not be equal to the annual EPS.

(2)
As a result of the weakening economy, the increase in commercial loans outstanding and an increase in non-performing loans and charge offs, our provision for loan losses increased by $13.1 million during the quarter.  Changes in the provision were based on management’s analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

(3)	In the fourth quarter 2008, the Company recorded an other-than-temporary impairment charge on available-for-sale securities of $2.5 million in non-interest income.

************************************

INVESTOR AND CORPORATE INFORMATION

Market for Common Equity and Related Stockholder Matters

The Company’s common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “BNCL.” The following table sets forth the high and low quarterly sales prices of the Company’s common stock for the four 2008 and 2007, as reported by Nasdaq. The Company has not paid any dividends to its stockholders to date. See Item 1, “Business—Regulation and Supervision—Restrictions on Dividends.” As of March 25, 2009, the Company had approximately 2,820 holders of record of common stock.

2008:	High	Low

First Quarter	$9.94	$8.92
Second Quarter	$11.99	$9.77
Third Quarter	$12.65	$10.75
Fourth Quarter	$12.35	$9.68

2007:	High	Low
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	$9.75	$8.70
Fourth Quarter	$10.02	$9.29

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

	Period Ending
Index	07/16/07	12/31/07	03/31/08	06/30/08	09/30/08	12/31/08
Beneficial Mutual Bancorp, Inc.	$100.00	$105.54	$107.38	$120.20	$137.35	$122.15
NASDAQ Composite	100.00	98.33	84.49	85.01	77.55	58.47
SNL Mid-Atlantic Thrift	100.00	90.79	95.10	87.40	88.23	75.24

Source: SNL Financial LC