Form 10-K, Exhibit 13
period 2009-12-31
Beneficial Mutual Bancorp Inc
filed 2010-03-15
CIK 1378020

Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

At and For the Year Ended December 31, (Dollars in thousands, except per share amounts)	2009	2008	2007(1)	2006	2005

Financial Condition Data:
Total asset	$4,673,680	$4,002,050	$3,557,818	$2,300,219	$2,392,394
Cash and cash equivalents	179,701	44,389	58,327	21,074	32,927
Trading Securities	31,825	-	-	-	-
Investment securities available-for-sale	1,315,174	1,142,154	968,609	348,484	359,444
Investment securities held-to-maturity	48,009	76,014	111,986	130,357	163,320
Loans receivable, net	2,744,264	2,387,677	2,097,581	1,671,457	1,716,057
Deposits	3,509,247	2,741,679	2,465,163	1,678,054	1,665,821
Federal Home Loan Bank Advances	169,750	174,750	185,750	196,550	312,797
Other borrowed funds	263,870	405,304	221,372	98,346	95,414
Stockholders’ equity	637,001	610,540	619,797	280,415	278,372

Operating Data:
Interest income	$192,974	$192,926	$157,894	$127,326	$117,091
Interest expense	65,632	78,915	73,774	62,896	51,363
Net interest income	127,342	114,011	84,120	64,430	65,728
Provision for loan losses	15,697	18,901	2,470	1,575	1,703
Net interest income after provision for loan losses	111,645	95,110	81,650	62,855	64,025
Non-interest income	26,847	23,604	13,372	10,531	10,862
Non-interest expenses	119,866	98,303	101,032	59,439	56,961
Income (Loss) before income taxes	18,626	20,411	(6,010)	13,947	17,928
Income tax expense (benefit)	1,537	3,865	(4,465)	2,322	4,728
Net income (loss)	$17,089	$16,546	$(1,545)	$11,625	$13,200

Average common shares outstanding – Basic	77,693,082	78,702,419	61,374,792	45,792,775	45,792,775
Average common shares outstanding – Diluted	77,723,668	78,702,419	61,374,792	45,792,775	45,792,775
Net income (loss) earnings per share - Basic	$0.22	$0.21	$(0.03)	$0.25	$0.29
Net income (loss) earnings per share – Diluted	$0.22	$0.21	$(0.03)	$0.25	$0.29
Dividends per share (2)	$0.00	$0.00	$0.01	$0.00	$0.00

(1)	2007 financial results reflect the acquisition of FMS Financial Corporation and the Company’s minority stock offering.

(2)
Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to Beneficial Mutual Bancorp’s minority stock offering in July 2007.  See Note 3, “Minority Stock Offering and Mergers and Acquisitions”, of the Notes to the Consolidated Financial Statements for further discussion.

At and For the Year Ended December 31,	2009	2008	2007	2006	2005

Performance Ratios:
Return on average assets	0.40%	0.44%	(0.05)%	0.49%	0.56%
Return on average equity	2.74	2.70	(0.35)	4.04	4.83
Interest rate spread (1)	2.99	2.86	2.59	2.45	2.57
Net interest margin (2)	3.28	3.33	3.17	2.87	2.90
Other expenses to average assets	2.80	2.60	3.48	2.51	2.40
Efficiency ratio (3)	77.74	71.43	102.68	79.29	74.37
Average interest-earning assets to average interest-bearing liabilities	117.00	119.98	120.96	114.86	114.80
Average equity to average assets	14.57	16.26	15.06	12.20	11.52

Capital Ratios (4):
Tier 1 capital to average assets	9.81	11.25	12.20	11.73	11.37
Tier 1 capital to risk-weighted assets	16.71	17.80	19.80	17.66	16.83
Total risk-based capital to risk-weighted assets	17.98	19.05	20.92	18.78	17.91

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.64	1.52	1.10	1.03	0.99
Allowance for loan losses as a percent of non-performing loans	262.75	97.00	143.10	213.09	331.32
Net charge-offs to average outstanding loans during the period	0.25	0.24	0.08	0.07	0.10
Nonperforming loans as a percent of total loans (5)	4.32	1.57	0.77	0.48	0.30
Nonperforming assets as a percent of total assets (5)	3.49	1.52	0.59	0.48	0.35

Other Data:
Number of offices (6)	68	72	72	39	38
Number of deposit accounts	284,531	276,377	284,742	163,140	163,740
Number of loans	64,690	65,951	62,017	61,478	67,242

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents other non-interest expenses divided by the sum of net interest income and non-interest income.
(4)	Ratios are for Beneficial Bank.
(5)	Nonperforming loans include accruing loans past due 90 days or more.
(6)
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

The history of Beneficial Bank (the “Bank”) dates back to 1853.  Over the years, we have expanded primarily through internal growth, reaching $4.7 billion in assets at December 31, 2009.  In 2004, the Bank reorganized into the mutual holding company structure, forming Beneficial Mutual Bancorp, Inc. (the “Company”), a federally chartered stock holding company, as its holding company and Beneficial Savings Bank MHC (the “MHC”), a federally chartered mutual holding company, as the sole stockholder of the Company.  In 2005, we completed the acquisition of Northwood Savings Bank, located in the Fishtown area of Philadelphia and acquired the insurance firm Paul Hertel & Co., Inc. through our subsidiary Beneficial Insurance Services, LLC.  Our goal in this acquisition was to provide property, casualty, life, health and benefits insurance to individual and business customers with a focus on strengthening our fee income and overall earnings. On July 13, 2007, the Company completed its minority stock offering, raising approximately $236.1 million, and acquired FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together, “FMS Financial”).  FMS Financial, which had total assets of over $1.2 billion and a lower loan to deposit ratio than the Company, has provided us with an additional source of funds for our rising loan activity.   On October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc. (“CLA”), a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.

The Company was established to serve the financing needs of the public and has expanded its services over time to offer personal and business checking accounts, home equity loans and lines of credit, commercial real estate loans and other types of commercial and consumer loans. We also provide insurance services through our wholly owned subsidiary, Beneficial Insurance Services, LLC, and investment and non-deposit services through our wholly owned subsidiary Beneficial Advisors, LLC.  Our retail market area primarily includes all of the area surrounding our 68 banking offices located in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and Burlington and Camden Counties in New Jersey, while our lending market also includes other counties in central and southern New Jersey as well as Delaware.  In Pennsylvania, we serve our customers through our four offices in Bucks County, seven offices in Delaware County, nine offices in Montgomery County, 17 offices in Philadelphia County, and one office in Chester County, Pennsylvania.  In New Jersey, we serve our customers through our 27 offices in Burlington County and three offices in Camden County.  In addition, Beneficial Insurance Services, LLC operates two offices in Pennsylvania, one in Philadelphia County and one in Delaware County.  Based on a comprehensive review of all 68 branches to assess proximity to other Bank locations, customer activity, financial performance, future market potential and our growth plans, the Company will occasionally consolidate branches.

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

During 2009, some stability returned to U.S. markets, as accommodative fiscal and monetary policies appear to have arrested the economic decline that gripped the nation through the previous year.  The Federal Reserve Board held short term interest rates at historic lows throughout the year and purchased significant amounts of mortgage backed and other debt securities in the open market.  At the same time, the U.S. Government stimulated the economy via increased infrastructure spending and tax credits for certain buyers of residential real estate, automobiles and other durable goods.  Together, these historic efforts supported increased economic growth as measured by the Gross Domestic Product, which is currently estimated to have grown by 5.9% during the fourth quarter of 2009.  While the unemployment rate stabilized during the fourth quarter of 2009, after rising steadily through most of the year, it remained uncomfortably high at approximately 10.0% at year end.

We believe that the economic crisis that has gripped our nation and adversely impacted our customers and communities will result in a refocus on financial responsibility. We remain committed to the financial responsibility we’ve practiced throughout our 157 year history.  Through any economic cycle, Beneficial’s strong capital profile positions us to advance our growth strategy by working with our customers to help them save and use credit wisely. It also allows us to continue to dedicate financial and human capital to support organizations that share our sense of responsibility to do what’s right for the communities we serve.

Income.  Our primary source of pre-tax income is net interest income.  Net interest income is the difference between the income we earn on our loans and investments and the interest we pay on our deposits and borrowings.  Changes in levels of interest rates affect our net interest income.  During 2009, the spread between short-term interest rates (which influence the rates we pay on deposits) and longer-term interest rates (which influence the rates we earn on loans) widened.  The widening of the spread between the interest we earn on loans and investments and the interest we pay on deposits has allowed us to maintain a stable net interest margin.  Our acquisition of FMS Financial in July 2007 provided a larger base of assets and liabilities on which our net interest income is earned.

A secondary source of income is non-interest income, which is revenue we receive from providing products and services.  Traditionally, the majority of our non-interest income has come from service charges (mostly on deposit accounts).  Our service charge and fee income in aggregate increased slightly in 2009 due primarily to fees from additional product offerings.  Realized gains on the sale of investment securities increased to $6.5 million in 2009 from $0.8 million in 2008, as we sold longer term mortgage backed securities in order to reposition the balance sheet for the inevitable rise in interest rates and liquidated the majority of our equity securities.  Other-than-temporary impairment charges decreased to $1.6 million from $3.2 million for the year ended December 31, 2008.  We continue to seek to increase non-interest income by expanding the insurance and investment products we can offer our customers.

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

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.  Our occupancy expenses have stabilized after the acquisition of FMS Financial acquisition in July 2007.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the Deposit Insurance Fund.  As a result, the Federal Deposit Insurance Corporation  has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance.  The base assessment rate was increased by seven basis points (7 cents for every $100 of deposits) for the first quarter of 2009.  Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components.  These increases in the base assessment rate will increase our deposit insurance costs and negatively impact our earnings.  In addition, in May 2009, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions due to recent bank and savings association failures.  The emergency assessment amounts to 5 basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base.  The assessment was collected on September 30, 2009.  Based on our assets and Tier 1 capital as of June 30, 2009, our special assessment was approximately $1.9 million.

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

Goodwill and Intangible Assets.  Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in FASB ASC Topic 350 for Intangibles – Goodwill and Other) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.  Overall economic conditions and increased competition have significantly impacted the financial results of the insurance brokerage business during 2009.  As a result, during the third quarter of 2009, the Company conducted an impairment evaluation of the goodwill specifically related to the insurance brokerage business. This impairment test is generally performed annually as of December 31.  As a result of this testing, the Company recorded a charge of $1.0 million for impairment of goodwill relating to the Bank’s insurance brokerage subsidiary.

Other intangible assets subject to amortization are evaluated for impairment in accordance with authoritative guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine to 13 years for customer relationships and two to four years for other intangibles.  At December 31, 2009 the fair value of other intangible assets exceeded the carrying amount and no impairment was recorded.

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

The Company uses the asset and liability method of accounting for income taxes as prescribed in FASB ASC Topic 740  for Income Taxes. Under this method, deferred tax assets and tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established.  Deferred tax assets and tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and tax assets.  These judgments require us to make projections of future taxable income.  The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change.  Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.  A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Stock Based Compensation.  The Company accounts for stock awards and stock options granted to employees and directors based on guidance FASB ASC Topic 718   for Compensation –Stock Compensation  The Company recognizes the related expense for the options and awards over the service period using the straight-line method.

Postretirement Benefits.  The Company currently provides certain postretirement benefits to qualified retired employees.  These postretirement benefits principally pertain to health insurance coverage and life insurance.  The costs of such benefits are accrued during the years the employees provide service and are determined by consulting actuaries based upon certain assumptions such as discount rates, premium costs and mortality.

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

Expanding our franchise organically and by careful review of acquisition opportunities

We regularly evaluate our network of banking offices to optimize the penetration of our market area in the most efficient way.  We will occasionally open or consolidate banking offices.

On July 13, 2007, the Company completed its merger with FMS Financial.  In connection with the merger, FMS Financial Corporation’s wholly owned subsidiary, Farmers & Mechanics Bank, which had a network of 31 branch offices located primarily in Burlington County, New Jersey and parts of Camden County, New Jersey, merged with and into the Bank.  The merger solidified the Bank’s position as the largest bank headquartered in Philadelphia operating solely in the greater metropolitan area, greatly expanded network of neighborhood banking offices throughout the region.  The combined bank now offers a full array of financial products encompassing retail and commercial banking, real estate, consumer and commercial lending, insurance and brokerage operations through 68 banking offices and two insurance offices.

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

Pursuing opportunities to increase commercial lending in our primary market area

We have a diversified loan portfolio which includes commercial real estate and commercial business loans.  At December 31, 2009, we had $783.0 million and $524.5 million of commercial real estate and commercial business loans representing 28.1% and 18.9% of total loans, respectively.  Commercial loans provide diversification to our loan portfolio and, because our commercial loans are based upon rate indices that are higher than those used for one-to-four family loans, improve the interest sensitivity of our assets.    While the current economic recession has dampened aggregate demand for commercial credit, our activity has increased due to greater market penetration resulting from continued additions to our staff of experienced commercial lenders and to reduced competition from larger banks currently focused on credit and liquidity difficulties or recent acquisitions.

Continuing to use consistent, disciplined underwriting practices to maintain the quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success.  During 2009, in light of the weakening economy, we continued to strengthen our credit monitoring efforts by expanding our loan review department and hiring a Chief Credit Officer in 2009 to maintain quality in our portfolio.  We have sought to grow and diversify our loan portfolio within our local market area while closely monitoring any nonperforming assets.  We consistently apply underwriting standards that we believe are prudent and disciplined and we diligently monitor collection efforts.  At December 31, 2009, our nonperforming loans were 4.32% of our total loan portfolio.  The increase in nonperforming loans during the year ended December 31, 2009 includes loans to affiliates of commercial real estate development companies.  One shared national credit to a national home builder remains included in our nonperforming loans since 2008. At December 31, 2009 the Bank’s exposure related to this loan was $6.0 million.  As part of the Shared National Credit Program, this loan is reviewed annually by the Federal Deposit Insurance Corporation.  We maintain our philosophy of managing large loan exposures through our consistent, disciplined approach to lending, and our proactive approach to managing existing credits.  At December 31, 2009, we had a total of 135 land acquisition and development loans totaling $239.6 million, which consist of 73 residential land acquisition and development loans totaling $96.8 million and 62 commercial land acquisition and development loans totaling $142.8 million. Most of the loans to residential real estate developers are structured in a way that significantly limits the construction of model and speculative homes.  Loan proceeds are generally drawn against executed agreements of sale.  These loans have been evaluated individually in accordance with accounting guidance and appropriate reserves have been included in the Company’s allowance for loan loss.

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

Growing non-interest income by expanding the products and services we offer our customers, including the expansion of our insurance services

We are seeking to expand the non-traditional financial products that we offer to serve the insurance and investment needs of our customers.  In 2005, Beneficial Insurance Services, LLC, a wholly owned subsidiary of the Bank, acquired the assets of Philadelphia-based Paul Hertel & Co., Inc., an insurance brokerage firm that provides property, casualty, life, health and benefits insurance services to individuals and business customers.  Additionally, on October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA, a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.  We intend to continue to seek opportunities to expand the products and services we make available to our customers.

Building profitable business, municipal and consumer relationships by providing superior customer service with an emphasis on growing transaction deposit accounts and deposit balances

We are a full-service financial services company offering our customers a broad range of loan and deposit products.  On the lending side, we continue to seek to increase the commercial real estate and commercial business loans we originate and hope to serve a greater percentage of the small businesses in our market area.  Following our merger with FMS Financial, we have aggressively sought lending relationships with the former customers of FMS Financial and have sought to capitalize on the reputation of Farmers & Mechanics Bank in the market area it served, particularly with small businesses throughout those counties.  On the deposit side, we offer a broad array of services, including internet banking, which enables our customers to pay bills on-line, among other conveniences.  We also offer a full array of cash management services, including remote deposit, an electronic device that is essentially a virtual branch office, to our commercial and municipal customers, which enables them to make deposits and conduct other banking business with us at their place of business.

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

Balance Sheet Analysis

Loans.  At December 31, 2009, total loans, net, were $2.7 billion, or 58.7% of total assets.  Total loans grew from $2.4 billion at December 31, 2008 to $2.8 billion at December 31, 2009 with the largest increase in commercial business loans which grew from $320.6 million to $524.5 million, an increase of 63.6%. Additionally, with the distressed financial markets resulting in displacement of long established banking relationships amongst our competitors, we have experienced an increase in new referral business.  At December 31, 2008, total loans, net, were $2.4 billion, or 59.7% of total assets.  Total loans grew from $2.1 billion at December 31, 2007 to $2.4 billion at December 31, 2008 with the largest increase in commercial business loans which grew from $136.3 million to $320.6 million, an increase of 135.2%.

The following table shows the loan portfolio at the dates indicated:

	2009		2008		2007		2006		2005
December 31, (Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:

One-to-four family	$648,465	23.26%	$508,097	20.99%	$479,817	22.69%	$278,970	16.61%	$294,960	17.12%
Commercial real estate (1)	783,043	28.08	787,748	32.55	693,733	32.80	409,702	24.38	370,086	21.48
Residential construction	11,938	0.43	6,055	0.25	1,958	0.09	9,967	0.59	16,529	0.96
Total real estate loans	1,443,446	51.77	1,301,900	53.79	1,175,508	55.58	698,639	41.58	681,575	39.56

Commercial business loans	524,544	18.81	320,640	13.25	136,345	6.45	98,612	5.87	66,818	3.88

Consumer loans:
Home equity loans and lines of credit	313,697	11.25	362,381	14.98	390,762	18.48	384,370	22.88	394,432	22.90
Automobile loans	140,196	5.03	142,097	5.87	174,769	8.26	232,675	13.85	271,209	15.74
Other consumer loans (2)	366,524	13.14	293,106	12.11	237,442	11.23	265,878	15.82	308,605	17.92
Total consumer loans	820,417	29.42	797,584	32.96	802,973	37.97	882,923	52.55	974,246	56.56
Total loans	2,788,407	100.00%	2,420,124	100.00%	2,114,826	100.00%	1,680,174	100.00%	1,722,639	100.00%

Net deferred loan costs	1,712		4,458		6,096		8,651		10,514
Allowance for losses	(45,855)		(36,905)		(23,341)		(17,368)		(17,096)
Loans, net	$2,744,264		$2,387,677		$2,097,581		$1,671,457		$1,716,057

(1)
At December 31, 2009, we had a total of 135 land acquisition and development loans totaling $239.6 million, which consist of 73 residential land acquisition and development loans totaling $96.8 million and 62 commercial land acquisition and development loans totaling $142.8 million.

At December 31, 2008, includes loans totaling $222.3 million for the acquisition and development of real estate.  We continually communicate and monitor on a regular basis the progress of these loans.  These loans are within our local region and are not spread throughout the country.

(2)
At December 31, 2009, includes $256.4 million in student loans, which are primarily government guaranteed, $55.6 million secured by recreational vehicles, $45.4 million secured by boats, $4.9 million secured by mobile homes and manufactured housing, and $2.6 million in personal loans.

At December 31, 2008, includes $162.5 million in student loans, which are primarily government guaranteed, $64.3 million in loans secured by recreational vehicles, $55.8 million in loans secured by boats, $6.2 million in loans secured by mobile homes and manufactured housing, and $4.3 million in personal loans.

Loan Maturity

The following tables set forth certain information at December 31, 2009 regarding the dollar amount of loan principal repayments becoming due during the periods indicated.  The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.  Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.  The amounts shown below exclude applicable loans in process and unearned interest in consumer loans and include net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate.  When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

December 31, 2009 (Dollars in thousands)	One-to- Four Family	Commercial Real Estate	Residential Construction	Commercial Business	Home Equity	Auto- mobile	Other Consumer	Total Loans

Amounts due in:

One year or less	$372	$281,686	$11,861	$94,383	$45,758	$5,254	$1,892	$441,206

More than one to five years	15,501	109,556	77	102,532	54,044	100,436	9,416	391,562

More than five to ten years	92,312	32,086	-	60,143	89,952	34,506	63,885	372,884

More than ten years	540,280	359,715	-	267,486	123,966	-	291,331	1,582,778

Total	$648,465	$783,043	$11,938	$524,544	$313,720	$140,196	$366,524	$2,788,430

The following table sets forth all loans at December 31, 2009 that are due after December 31, 2010 and have either fixed interest rates or floating or adjustable interest rates:

(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total

One-to-four family	$599,527	$48,566	$648,093
Commercial real estate	56,097	445,260	501,357
Construction	-	77	77
Commercial business	82,651	347,510	430,161
Consumer	700,953	66,583	767,536
Total	$1,439,228	$907,996	$2,347,224

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated:

Year Ended December 31, (Dollars in thousands)	2009	2008	2007	2006	2005

Total loans at beginning of period	$2,424,582	$2,120,922	$1,688,825	$1,733,153	$1,575,300
Originations:
Real estate loans:
One-to-four family	183,666	100,403	33,988	27,306	43,505
Commercial real estate	183,233	258,438	273,547	185,246	176,874
Residential construction	8,940	8,462	1,959	8,978	18,048
Total real estate loans	375,839	367,303	309,494	221,530	238,427

Commercial business loans	202,947	237,148	53,861	44,588	31,926

Consumer:
Home equity loans and lines of credit	83,465	88,809	71,783	87,377	153,824
Automobile loans	71,090	53,722	52,329	92,926	148,738
Other consumer loans	31,634	99,274	34,094	64,469	102,041
Total consumer loans	186,189	241,805	158,206	244,772	404,603
Total loans originated	764,975	846,256	521,561	510,890	674,956

Loans acquired from FMS Financial	-	-	443,016	–	–

Purchases	201,681	38,356	91	5,064	38,283

Less:

Principal payments and repayments	560,617	580,166	529,335	551,351	545,565
Loan sales	37,272	-	2,941	8,592	9,371
Transfers to foreclosed real estate	3,230	786	295	339	450
Total loans at end of period	$2,790,119	$2,424,582	$2,120,922	$1,688,825	$1,733,153

Securities. At December 31, 2009, the investment securities portfolio excluding FHLB (“FHLB”) stock was $1.3 billion, or 28.6% of total assets.  At December 31, 2009, 67.7% of the investment portfolio was invested in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and Government National Mortgage Association (“GNMA”); including collateralized mortgage obligations (“CMO”) securities issued by the Freddie Mac, Fannie Mae, and private issuer CMOs.  Private issuer CMOs totaled $81.8 million, or 6.1% of the Bank’s securities portfolio at December 31, 2009.  At December 31, 2009, 1.4 % of the investment portfolio was invested in pooled trust preferred securities. The remainder was invested primarily in United States government sponsored enterprises (“GSE”) and agency note securities, municipal and other bonds, equity securities, mutual funds and money market funds.

	2009		2008		2007
December 31, (Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Securities available-for-sale:
GSE and agency notes	$209,135	$208,334	$8,687	$8,699	$184,756	$187,063

Mortgage-backed securities:
GNMA guaranteed mortgage certificates	10,214	10,394	12,796	12,505	17,299	17,388
Other mortgage-backed securities	680,018	706,245	767,978	793,281	431,500	440,184
Collateralized mortgage obligations	138,857	140,308	177,300	176,373	206,842	206,007
Total mortgage-backed securities	829,089	856,947	958,074	982,159	655,641	663,579

Municipal and other bonds
Municipal bonds	188,980	189,957	79,542	79,976	45,317	45,591
Pooled trust preferred securities	21,379	18,797	25,113	19,328	28,288	27,913
Corporate bonds	-	-	125	125	225	222
Foreign bonds	-	-	500	501	500	500
Total municipal and other bonds	210,359	208,754	105,280	99,930	74,330	74,226

Equity securities	5,427	6,062	7,638	7,746	9,391	9,802
Money market fund	6,660	7,009	15,553	15,553	14,717	15,125
Total available–for-sale	1,260,670	1,287,106	1,095,232	1,114,087	938,835	949,795

Securities held-to-maturity:
GSE and agency notes	-	-	7,500	7,547	27,498	27,487

Mortgage-backed securities:
GNMA guaranteed mortgage certificates	685	655	728	699	771	745
Other mortgage-backed securities	45,359	47,284	67,786	69,123	83,717	82,895
Total mortgage-backed securities	46,044	47,939	68,514	69,822	84,488	83,640

Municipal bonds	1,465	1,413	-	-	-	-
Foreign bonds	500	501	-	-	-	-
Total municipal and other bonds	1,965	1,914	-	-	-	-
Total held–to-maturity	48,009	49,853	76,014	77,369	111,986	111,127

Total	$1,308,679	$1,336,959	$1,171,246	$1,191,456	$1,050,821	$1,060,922

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages.  These securities usually pay periodic payments that are similar to coupon payments.  Furthermore, the mortgage must have originated from regulated and authorized financial institutions.  The contractual cash flows of investments in government sponsored enterprises’ mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae.  Both companies are currently under the conservatorship of the Federal Housing Finance Agency (FHFA). The cash flows related to GNMA securities are direct obligations of the U.S. Government.  Mortgage-backed securities are also known as mortgage pass-throughs.  CMOs are a type of mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying cashflow structures, called tranches.  The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds’ prospectus.  At December 31, 2009, we had no investments in a single company or entity (other than United States government sponsored enterprise securities) that had an aggregate book value in excess of 10% of our equity.

During 2009, the Company sold long term mortgage-backed securities with a par value of $135.7 million and municipal bonds with a par value of $12.1 million.  These transactions were intended to position the Company’s balance sheet for an inevitable expected rise in interest rates, by reducing the Company’s exposure to extension risk, as prepayments generally slow as interest rates rise.  Gains from the sale of mortgage-backed securities and municipal bonds equaled $4.8 million.  Proceeds from these sales were generally invested in securities not subject to extension risk.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2009 and 2008 are summarized in the following table:

(Dollars in thousands)	At December 31, 2009
	Less than 12 months		12 months or longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
GSE and Agency Notes	$154,110	$932	$-	$-	$154,110	$932
Mortgage-backed securities	82,220	630	655	30	82,875	660
Municipal and other bonds	72,166	356	494	6	72,660	362
Pooled trust preferred securities	-	-	18,797	2,582	18,797	2,582
Collateralized mortgage obligations	40,977	232	8,824	53	49,801	285
Subtotal, debt securities	349,473	2,150	28,770	2,671	378,243	4,821
Equity securities	2,264	236	-	-	2,264	236
Mutual Funds	-	-	-	-	-	-
Total temporarily impaired securities	$351,737	$2,386	$28,770	$2,671	$380,507	$5,057

(Dollars in thousands)	At December 31, 2008
	Less than 12 months		12 months or longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
GSE and Agency Notes	$522	$5	$-	$-	$522	$5
Mortgage-backed securities	33,551	375	699	29	34,250	404
Municipal bonds	7,524	362	330	2	7,854	364
Pooled trust preferred securities	15,816	5,533	3,513	251	19,329	5,784
Corporate bonds	125	-	-	-	125	-
Collateralized mortgage obligations	78,951	1,367	55,768	782	134,719	2,149
Subtotal, debt securities	136,489	7,642	60,310	1,064	196,799	8,706
Total temporarily impaired securities	$136,489	$7,642	$60,310	$1,064	$196,799	$8,706

At December 31, 2009, the Company had three common equity securities with an unrealized loss, on average, of 24.6% of which it intends to sell.  Therefore, the Company deems these holding to be other than temporarily impaired.  The Company recognized an other-than-temporary impairment for these securities of $0.2 million during the three months ended December 31, 2009.  For the twelve months ended December 31, 2009, the Company recognized other-than-temporary impairments of $1.6 million in connection with equity securities intended to be sold.

When evaluating for impairment, the Company’s management considers the duration and extent to which fair value is less than cost, the creditworthiness and near-term prospects of the issuer, the likelihood of recovering the Company’s investment,  whether the Company has the intent to sell the investment or that it is more likely than not the Company will be required to sell the investment before recovery and other available information to determine the nature of the decline in market value of the securities.  The following summarizes, by security type, the basis for the conclusion that the applicable investments within the Company’s available-for-sale and held-to-maturity portfolio were not other than temporarily impaired.

United States Government Sponsored Enterprise and Agency Notes

The Company’s investments in the preceding table in United States GSE notes that were in a loss position for less than 12 months and had an unrealized loss, on average , of 0.60% consisted of six debt obligations of Fannie Mae which is currently under the conservatorship of the Federal Housing Finance Agency (“FHFA”) and one government guaranteed debt obligation of the Department of Housing and Urban Development (“HUD”).  The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of its amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Mortgage-Backed Securities

The Company’s investments in the preceding table in mortgage-backed securities that were in a loss position for less than 12 months, and had an unrealized loss, on average, of 0.76% consisted of three GSE mortgage-backed securities.  The Company’s investment in the preceding table in mortgage-backed securities that were in a loss position for greater than 12 months and had an unrealized loss of 4.36% consisted of one government agency mortgage-backed security.  The unrealized losses are due to current interest rate levels relative to the Company’s cost.  The cash flows of these investments in GSE mortgage-backed securities are debt obligations of Fannie Mae, which is currently under the conservatorship of the FHFA.  The cash flows related to the government agency mortgage-backed security are a direct obligation of the U.S. Government.  Accordingly, the Company expects to recover its full payment of principal and interest of the investments.  Because the unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Municipal and other bonds

The Company’s investment in the preceding table that were in a loss position for less than 12 months and had an unrealized loss on average, of 0.49% consisted of 52 municipal bond obligations issued by the Pennsylvania Housing Finance Agency rated Aa2 by Moody’s, non-rated short term municipal anticipation notes, non-rated private placement bonds from a local New Jersey municipality and general obligation bonds rated A or better by Moody’s and/or S&P issued by Pennsylvania municipalities and/or school districts. The Company’s investment in the preceding table that was in a loss position for greater than 12 months and had an unrealized loss of 1.21%, consisted of one municipal bond obligation issued by the Pennsylvania Housing Finance Agency rated Aa2 by Moody’s. The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality.  Because the Company does not intend to sell the investments, and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Pooled Trust Preferred Securities

There has been little secondary market trading for pooled trust preferred collateralized debt obligations (“CDOs”), as a declining domestic economy and increasing credit losses in the banking industry have led to illiquidity in the market for these types of securities. While the number of issuers that have contractually deferred their interest payments has increased, the pooled trust preferred securities in this category are all senior tranches.   The senior tranches of trust preferred CDOs are generally protected from defaults by over-collateralization. The Company performs a calculation of the present value of the cash flows expected utilizing a cash flow analysis model and, based on the analysis performed on December 31, 2009, expects to recover its principal and interest on the investments and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The Company’s investments in the preceding table that were in a loss position for greater than 12 months consisted of three pooled bank trust preferred securities with an unrealized loss, on average, of 12.1%.  Pooled trust preferred security, Trapeza 2003-2A Class A1A, is rated Aa1 by Moody’s and AAA by Standard & Poor’s.  At December 31, 2009 the book value of the security totaled $3.3 million and the fair value totaled $3.2 million, representing an unrealized loss of $0.1 million, or 2.73%.  Pooled trust preferred security, Trapeza 2003-4A Class A1A, is rated Aa3 by Moody’s and BBB by Standard & Poor’s.  At December 31, 2009 the book value of the security totaled $10.3 million and the fair value totaled $9.4 million, representing an unrealized loss of $1.0 million, or 9.59%.  The remaining pooled trust preferred security, US Capital Fund III Class A-1, is rated Baa2 by Moody’s and BB by Standard & Poor’s, which represents a rating of below investment grade.  At December 31, 2009, the book value of the security totaled $7.7 million and the fair value totaled $6.2 million, representing an unrealized loss of $1.5 million, or 19.4%.  At December 31, 2009, there were a total of 36 banks currently performing of the 45 remaining banks in the security.  A total of 6.5%, or $15.2 million, of the original collateral of $233.2 million have defaulted and 12.4%, or $29.0 million, of the original collateral has deferred.  Utilizing a cash flow analysis model in analyzing this security, an assumption of 0% recovery of current deferrals and additional defaults of 3.6% of outstanding collateral, every three years beginning in March 2010, with a 0% recovery, was modeled and resulted in no cash flow shortfalls.  This represents the assumption of an additional 26.8% of defaults from the remaining performing collateral of $172.5 million.  Excess subordination for the US Capital Fund III A-1 security represents 46.9% of the remaining performing collateral.  The excess subordination of 46.9% is calculated by taking the remaining performing collateral of $172.5 million, subtracting the Class A-1 or senior tranche balance of $91.6 million and dividing this result, $80.9 million, by the remaining performing collateral.  This excess subordination represents the additional collateral supporting our tranche.

Collateralized Mortgage Obligations

The Company’s investments in the preceding table that were in a loss position for less than 12 months and had an unrealized loss, on average, of 0.56% consisted of eleven collateralized mortgage obligations (“CMOs”) issued by a government agency, GSEs and non-agency (whole loan) mortgage-backed securities. The Company’s investments in the preceding table that were in a loss position for greater than 12 months and had an unrealized loss, on average, of 0.60% consisted of four CMOs issued by GSEs and non-agency (whole loan) mortgage-backed securities. The unrealized losses in the government agency CMO and the GSE CMOs are due to current interest rate levels relative to the Company’s cost.  The cash flows of the government agency CMO are direct obligations of the U.S. government. The contractual cash flows of the investments in GSE CMOs are debt obligations of Freddie Mac and Fannie Mae, which are currently under the conservatorship of the FHFA.  Accordingly, the Company expects to recover its full payment of principal of the investments.  Because the unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The decline in the market value of the whole loan CMOs is attributable to the widening of credit spreads in the whole loan CMO market.  The Company performs a qualitative analysis by monitoring certain characteristics of its non-agency CMOs, such as ratings, delinquency and foreclosure percentages, historical default and loss severity ratios, credit support and coverage ratios.  Based on the analysis performed at December 31, 2009, the Company expects to recover all principal and interest payments of its non-agency CMOs and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Equity Securities

In the preceding table, the Company’s investment in this category consist of one bank-issued common stock in a loss position for less than 12 months of 9.4%.  The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment and the Company has the ability and intent to hold this investment until a recovery of fair value.  The Company, therefore, does not consider this investment to be other-than-temporarily impaired at December 31, 2009.

The following table sets forth the stated maturities and weighted average yields of the investment securities at December 31, 2009.  Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges.  Mutual funds, money market funds, and equity securities are not included in the table, based on lack of maturity.  These repricing schedules are not reflected in the table below.  All but approximately $111.9 million of the securities listed have fixed rates.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
December 31, 2009 (Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:
GSE and agency notes	$3,878	4.03%	$625	7.31%	$203,831	3.42%	$-	0.00%	$208,334	3.44%

Mortgage-backed securities	8,468	5.02	13,015	4.24	93,614	4.98	741,850	4.78	856,947	4.80
Municipal and other bonds	76,808	1.76	28,043	4.08	28,059	4.04	57,047	4.20	189,957	3.17
Pooled trust preferred	-	0.00	-	0.00	-	0.00	18,797	1.16	18,797	1.16
Certificates of Deposit	297	2.51	-	0.00	-	0.00	-	0.00	297	2.51
Total available-for-sale	89,451	2.17	41,683	4.18	325,504	3.92	817,694	4.66	1,274,332	4.28%

Securities held to maturity:

GSE and agency notes	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00

Mortgage-backed securities	2,964	3.66	3,611	4.31	18,476	4.21	20,993	5.76	46,044	4.89
Foreign bonds	-	0.00	500	1.45	-	0.00	-	0.00	500	1.45
Municipal bonds	135	1.50	460	2.90	615	4.93	255	5.85	1,465	4.13
Total held to maturity	3,099	3.57	4,571	3.86	19,091	4.23	21,248	5.76	48,009	4.83
Total	$92,550	2.22%	$46,254	4.15%	$344,595	3.94%	$838,942	4.68%	$1,322,341	4.30%

Premises and Equipment.  Premises and equipment totaled $81.3 million at December 31, 2009 as compared to $78.5 million at December 31, 2008.  An increase in construction in progress of $4.8 million was due to the construction of two new branches scheduled to open in 2010, and an increase in building improvements of $3.2 million related to new branch openings.  Buildings owned decreased $2.1 million due to the transfer of two properties to OREO.

Deposits.  Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits.  We consider demand deposits and money market and passbook accounts to be core deposits.  At December 31, 2009, core deposits were 72.7% of total deposits.  Deposits increased $767.6 million, or 28.0% during the year ended December 31, 2009.  Our core deposit growth has largely resulted from the promotion of municipal checking accounts.

The following table sets forth the deposits as a percentage of total deposits for the periods indicated:

	2009		2008		2007
At December 31, (Dollars in thousands)	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits

Non-interest bearing deposits	$242,412	7%	$226,382	8%	$242,351	10%
Interest-earning checking accounts	1,122,515	32	546,133	20	389,812	16
Money market accounts	665,757	19	534,012	20	376,300	15
Savings accounts	532,511	15	394,308	14	414,398	17
Time deposits	946,052	27	1,040,844	38	1,042,302	42
Total	$3,509,247	100%	$2,741,679	100%	$2,465,163	100%

The following table indicates the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2009.    The bank had no brokered deposits at December 31, 2009.

December 31, 2009 (Dollars in thousands)	Certificates of Deposit

Maturity Period:
Three months or less	$111,458
Over three through six months	54,348
Over six through twelve months	60,396
Over twelve months	29,088
Total	$255,290

The following table sets forth the time deposits classified by rates at the dates indicated:

At December 31, (Dollars in thousands)	2009	2008	2007

0.00 - 1.00%	$126,615	$7,395	$37
1.01 - 2.00%	412,660	115,616	2,376
2.01 - 3.00%	123,863	326,853	80,943
3.01 - 4.00%	243,859	490,091	363,417
4.01 - 5.00%	37,479	96,494	496,178
5.01 - 6.00%	1,514	4,373	99,329
6.01 - 7.00%	62	22	22
Total	$946,052	$1,040,844	$1,042,302

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2009:

	Amount Due
(Dollars in thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total

0.00 - 1.00%	$125,787	$730	$7	$91	$126,615
1.01 - 2.00%	338,265	51,151	16,205	7,039	412,660
2.01 - 3.00%	100,013	13,432	9,450	968	123,863
3.01 - 4.00%	192,117	28,165	16,403	7,174	243,859
4.01 - 5.00%	32,177	4,102	1,185	15	37,479
5.01 - 6.00%	1,207	5	301	1	1,514
6.01 - 7.00%	62	-	-	-	62
Total	$789,628	$97,585	$43,551	$15,288	$946,052

The following table sets forth the deposit activity for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2009	2008	2007
Beginning balance	$2,741,679	$2,465,163	$1,678,054
Increase (decrease) before interest credited	719,416	216,969	730,866
Interest credited	48,152	59,547	56,243
Net increase in deposits	767,568	276,516	787,109
Ending balance	$3,509,247	$2,741,679	$2,465,163

Borrowings. We use borrowings from the Federal Home Loan Bank of Pittsburgh and New York, the Federal Reserve Bank of Philadelphia, as well as repurchase agreements, to supplement our supply of funds for loans and investments.  The following table sets forth the outstanding borrowings and weighted averages at the dates indicated:

Year Ended December 31, (Dollars in thousands)	2009	2008	2007
Maximum amount outstanding at any month-end during period:
Federal Home Loan Bank advances	$174,750	$225,750	$196,550
Repurchase agreements	240,145	240,273	205,594
Federal Home Loan Bank overnight borrowings	-	151,255	-
Federal Reserve Bank of Philadelphia overnight borrowings	94,650	96,250	-
Statutory Trust Debenture	25,299	25,282	25,264
Other	35,896	72,446	30,796
Average outstanding balance during period:
Federal Home Loan Bank advances	$174,599	$190,684	$180,557
Repurchase agreements	239,511	215,992	129,741
Federal Home Loan Bank overnight borrowings	-	30,746	-
Federal Reserve Bank of Philadelphia overnight borrowings	9,348	4,417	-
Statutory Trust Debenture	25,290	25,273	12,018
Other	6,249	17,987	8,702
Weighted average interest rate during period:
Federal Home Loan Bank advances	4.22%	4.34%	4.94%
Repurchase agreements	4.38	4.38	4.87
Federal Home Loan Bank overnight borrowings	-	1.04	-
Federal Reserve Bank of Philadelphia overnight borrowings	0.5	0.50	-
Statutory Trust Debenture	2.71	5.04	7.29
Other	3.13	2.36	4.64
Balance outstanding at end of period:
Federal Home Loan Bank advances	$169,750	$174,750	$185,750
Repurchase agreements	235,000	240,177	185,562
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	96,250	-
Statutory Trust Debenture	25,299	25,282	25,264
Other	3,571	43,595	10,546
Weighted average interest rate at end of period:
Federal Home Loan Bank advances	4.13%	4.18%	4.81%
Repurchase agreements	4.38	4.39	4.78
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	0.50	-
Statutory Trust Debenture	1.83	3.58	6.57
Other	3.97	3.57	3.57

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

Financial Highlights. We recorded net income of $17.1 million for the year ended December 31, 2009 compared to a net income of $16.5 million for the year ended December 31, 2008 and a net loss of $1.5 million for the year ended December 31, 2007.  The increase in net income for the year ended December 31, 2009 from the year ended December 31, 2008 included increases of $13.3 million in net interest income and $3.2 million in non-interest income.  Non-interest expense increased $21.6 million, primarily due to an increase in salaries and employee benefits of $5.6 million as the Bank enhanced its work force with specific expertise to support its significant growth, and an increase in FDIC deposit insurance assessment charges of $5.3 million including a special assessment expense of $1.9 million.  In addition, during the year ended December 31, 2008, a curtailment gain of $7.3 million was recorded as a result of the freezing of the Bank’s pension plans.    As a result of the weakened economy, the Bank saw an increase in non-performing loans to $120.5 million at December 31, 2009 up from $38.0 million at December 31, 2008.  While the balance of non-performing loans increased, the provision for loan losses in 2009 decreased by $3.2 million from the previous year to $15.7 million due to the quality of the collateral supporting the non-performing loans.  We continue to rigorously review our loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

				Change 2009/2008		Change 2008/2007
Year Ended December 31, (Dollars in thousands)	2009	2008	2007	$	%	$	%

Net interest income	$127,342	$114,011	$84,120	$13,331	11.69%	$29,891	35.53%

Provision for loan losses	15,697	18,901	2,470	(3,204)	-16.95%	16,431	665.22

Non-interest income	26,847	23,604	13,372	3,243	13.74%	10,232	76.52

Non-interest expenses	119,866	98,303	101,032	21,563	21.94%	(2,729)	(2.70)

Net (loss) income	17,089	16,546	(1,545)	543	3.28%	18,091	(1,170.94)

Return on average equity	2.74%	2.70%	(0.35)%
Return on average assets	0.40%	0.44%	(0.05)%

Net Interest Income

2009 vs. 2008.  Net interest income increased $13.3 million or 11.69% to $127.3 million for 2009 from $114.0 million in 2008.  Total interest income increased $0.05 million, or only 0.02% to $193.0 million for 2009 as a result of increases in interest and fees on loans and dividends on tax-exempt investment securities offset by a decline in interest on taxable investment securities.  The increase in income from interest and fees on loans was primarily due to an increase in the average balance of loans of 18.35% to $2.7 billion.  Total interest expense decreased $13.3 million or 16.83% to $65.6 million for 2009 due to a decline in interest rates in the weakened economy and a shift from higher interest time deposits to lower interest savings and demand deposits.  During 2009, the average balance of our time deposits decreased $50.9 million and the cost on time deposits decreased 101 basis points.

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

Analysis of Net Interest Income

The following table sets forth an analysis of net interest income for the periods indicated:

				Change 2009/2008		Change 2008/2007
December 31, (Dollars in thousands)	2009	2008	2007	$	%	$	%

Components of net interest income
Loans	$140,183	$132,645	$117,334	$7,538	5.68%	$15,311	13.05%
Investment securities	52,791	59,758	38,933	(6,967)	(11.66)	20,825	53.49
Other interest-earning asset	-	523	1,627	(523)	(100.00)	(1,104)	(67.85)
Total interest income	192,974	192,926	157,894	48	0.02	35,032	22.19
Deposits	46,849	59,142	57,254	(12,293)	(20.79)	1,888	3.30
Borrowings	18,783	19,773	16,520	(990)	(5.01)	3,253	19.69
Total interest expense	65,632	78,915	73,774	(13,283)	(16.83)	5,141	6.97
Net interest income	127,342	114,011	84,120	13,331	11.69	29,891	35.53

Average yield and rates paid
Interest-earning assets	4.97%	5.63%	5.96%	(0.66)%	(11.72)%	(0.33)%	(5.54)%
Interest-bearing liabilities	1.98	2.77	3.36	(0.79)	(28.52)	(0.59)	(17.56)
Interest rate spread	2.99	2.86	2.59	0.13	4.55	0.27	10.42
Net interest margin	3.28	3.33	3.17	(0.05)	(1.50)	0.16	5.05

Average balances
Loans	2,650,116	2,239,274	1,864,939	410,842	18.35%	374,335	20.07%
Investment securities	1,229,149	1,162,256	751,674	66,893	5.76	410,582	54.62
Other interest-earning assets	-	22,766	33,870	(22,766)	(100.00)	(11,104)	(32.78)
Deposits	2,860,627	2,368,911	1,862,617	491,716	20.76	506,294	27.18
Borrowings	454,997	485,099	331,019	(30,102)	(6.21)	154,080	46.55

Provision for Loan Losses.

Based on our evaluation of loan loss factors, management made a provision of $15.7 million for the year ended December 31, 2009, compared to provisions of $18.9 million for the year ended December 31, 2008 and $2.5 million for the year ended December 31, 2007.  We had $6.7 million in net charge-offs for the year ended December 31, 2009 compared to net charge-offs of $5.3 million for the year ended December 31, 2008 and $1.5 million for the year ended December 31, 2007.  We used the same methodology and generally similar assumptions to determine the provision for all three periods.  The provision for loan losses was determined by management to be an amount necessary to maintain a balance of allowance for loan losses at a level that considers all known and current losses in the loan portfolio as well as potential losses due to unknown factors such as the economic environment.  Changes in the provision were based on management’s analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

The allowance for loan losses was $45.9 million or 1.65% of total loans outstanding as of December 31, 2009, as compared to $36.9 million, or 1.52% of total loans outstanding as of December 31, 2008 and $23.3 million, or 1.10% as of December 31, 2007.  An analysis of the changes in the allowance for loan losses is presented under “Risk Management–Analysis and Determination of the Allowance for Loan Losses” below.

Non-interest Income. Non-interest income increased by $3.2 million, or 13.7% to $26.8 million in 2009 due to an increase of $5.8 million or 762.6% in gains on sales of investment securities available for sale coupled with a decrease of $1.6 million or 50.7% in impairment charges.  This was partially offset by a decline in insurance commission income of $2.1 million, a decline in other income of $1.5 million and an increase in loss on other assets of $0.8 million resulting from the closure of branches and the decrease in value of other real estate owned.

Non-interest Income Summary

The following table sets forth a summary of non-interest income for the periods indicated:

				Change 2009/2008		Change 2008/2007
Year Ended December 31, (Dollars in thousands)	2009	2008	2007	$	%	$	%

Insurance commission income	$8,133	$10,090	$5,223	$(1,957)	(19.4%)	$4,867	93.18%
Services charges and other income	13,743	15,973	9,053	(2,230)	(14.0)	6,920	76.44
Impairment charge on securities available-for-sale	(1,587)	(3,216)	(1,192)	1,629	(50.7)	(2,024)	169.80
Gains on sale of investment securities AFS	6,530	757	288	5,773	762.6	469	162.85
Trading securities profits	28	-	-	28	100.0
Total	$26,847	$23,604	$13,372	$3,243	13.7%	$10,232	76.52%

Non-interest Expenses. Non-interest expense increased by $21.6 million, or 21.9%, in 2009.  The primary components of this increase included: an increase in salaries and employee benefits of $12.9 million, or 28.3%, resulting from a pension curtailment gain recorded in 2008 for $7.3 million and an enhancement of the Bank’s work force with specific expertise to support growth; an increase in FDIC insurance assessments of $5.3 million including a special assessment of $1.9 million; an increase of $1.5 million in loan expenses due to increased collection activity;  and an increase of $1.2 million in internet banking expenses resulting from product enhancements.

Non-interest Expense Summary

The following table sets forth an analysis of non-interest expense for the periods indicated:

Year Ended December 31,				Change 2009/2008		Change 2008/2007
(Dollars in thousands)	2009	2008	2007	$	%	$	%
Salaries and employee benefits	$58,251	$45,395	$51,118	$12,856	28.32%	$(5,723)	(11.20%)
Contribution to the Beneficial Foundation	-	-	9,995	-	0.00%	(9,995)	(100.00%)
Occupancy expense	11,992	11,693	9,367	299	2.56%	2,326	24.83%
Depreciation, amortization and maintenance	8,822	8,225	6,970	597	7.26%	1,255	18.01%
Amortization of intangibles	3,555	5,213	3,434	(1,658)	(31.81%)	1,779	51.81%
Advertising	5,889	6,300	4,507	(411)	(6.52%)	1,793	39.78%
Insurance and protection	1,943	2,235	1,911	(292)	(13.06%)	324	16.95%
Professional fees	4,046	4,300	2,674	(254)	(5.91%)	1,626	60.81%
Printing and supplies	2,314	2,361	1,883	(47)	(1.99%)	478	25.39%
Correspondent Bank/ATM charges	2,952	2,780	1,952	172	6.19%	828	42.42%
Postage	1,241	1,142	882	99	8.67%	260	29.48%
Impairment of goodwill	976	-	-	976	100.00%	-	0.00%
FDIC Assessment	5,633	341	255	5,292	1,551.91%	86	33.73%
Other	12,252	8,318	6,084	3,934	47.30%	2,234	36.72%
Total	$119,866	$98,303	$101,032	$21,563	21.94%	$(2,729)	-2.70%

Income Tax Expense. The provision for income taxes was $1.5 million for 2009, reflecting an effective tax rate of 8.25%, compared to an income tax provision of $3.9 million for 2008, reflecting an effective tax rate of 19.0%, and compared to a tax benefit of ($4.5) million for 2007, reflecting an effective tax rate of (74.3%).    The change from 2008 to 2009 is primarily due to a decrease in pre-tax book income of $1.8 million, which included a curtailment gain during 2008 of $7.3 million relating to a freeze of benefit accruals on the Bank’s defined benefit pension plans, increases relating to a full year of operations following the FMS Financial acquisition in mid 2007, and an increase in tax exempt securities and tax return  accrual to actual adjustments of $0.5 million .  State taxes increased $1.0 million in 2009 over 2008.  The tax rates differ from the statutory rate of 35% principally because of tax-exempt investments, non-taxable income related to bank-owned life insurance and tax credits received on affordable housing partnerships.  These credits relate to investments maintained by the Bank as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing credits pursuant to Section 42 of the Internal Revenue Code.

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

Year ended December 31, (Dollars in thousands)	2009			2008			2007
	Average Balance	Interest And	Yield/ Cost	Average Balance	Interest And	Yield/ Cost	Average Balance	Interest And	Yield/ Cost
		Dividends			Dividends			Dividends
Assets:
Interest-bearing demand deposits	$0	$0	0.00%	$2,765	$29	1.05%	$2,895	$139	4.82%
Loans	2,650,116	140,183	5.29	2,239,274	132,645	5.92	1,864,939	117,334	6.29
Trading securities	139	1	0.72
Overnight investments	47,734	113	0.23
Investment securities	210,254	6,292	2.99	219,089	9,827	4.48	261,642	12,988	4.96
Mortgage-backed securities	792,130	39,644	5.00	755,659	40,693	5.39	331,134	17,524	5.21
CMOs	150,824	6,521	4.32	187,508	9,209	4.91	160,819	8,295	5.16
Other interest-earning assets	28,068	220	0.78	20,001	523	2.61	31,944	1,614	5.05
Total interest-earning assets	3,879,265	192,974	4.97	3,424,296	192,926	5.63	2,653,372	157,894	5.96
Non-interest-earning assets	401,583			349,990			250,516

Total Assets	4,280,848			3,774,286			2,903,888

Liabilities and Stockholders’ Equity:
Interest-earning checking	840,578	9,052	1.08	441,591	5,490	1.24	265,951	4,250	1.60
Money market	611,930	8,402	1.37	491,449	12,307	2.50	332,523	10,291	3.09
Savings	427,478	2,671	0.62	404,346	2,742	0.68	332,196	2,212	0.67
Time deposits	980,641	26,724	2.73	1,031,525	38,603	3.74	931,970	40,501	4.35
Total interest-bearing deposits	2,860,627	46,849	1.64	2,368,911	59,142	2.50	1,862,640	57,254	3.07
FHLB advances	174,599	7,373	4.22	190,684	8,276	4.34	180,557	8,925	4.94
Repurchase agreements	239,511	10,481	4.38	215,992	9,459	4.38	129,741	6,315	4.87
Federal Reserve overnight borrowings	9,348	47	0.50	4,417	22	0.50	-	-	-
FHLB overnight borrowings	-	-	0.00	30,746	319	1.04	-	-	-
Statutory Trust Debenture	25,290	686	2.71	25,273	1,274	5.04	12,018	876	7.29
Other borrowings	6,249	196	3.14	17,987	423	2.36	8,702	404	4.64
	3,315,624	65,632	1.98	2,854,010	78,915	2.77	2,193,658	73,774	3.36
Non-interest-bearing deposits	239,871			301,052			173,855
Other non-interest-bearing liabilities	101,461			5,588			98,974
Total liabilities	3,656,956	65,632		3,160,650	78,915		2,466,487	73,774

Total Stockholders’ Equity	623,892			613,636			437,401
Total Liabilities and Stockholders’ Equity	$4,280,848			$3,774,286			$2,903,888
Net Interest Income		$127,342			$114,011			$84,120
Interest rate spread			2.99%			2.87%			2.59%
Net interest margin			3.28%			3.33%			3.17%
Average interest-earning assets to average interest-bearing liabilities			117.00%			119.98%			120.96%

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

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008			Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
(Dollars in thousands)	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
Interest income:
Interest-bearing deposits	$(29)	$-	$(29)	$(1)	$(109)	$(110)
Loans receivable	21,732	(14,194)	7,538	22,174	(6,863)	15,311
Trading securities	1	-	1	-	-	-
Overnight investments	113	-	113	-	-	-
Investment securities	(264)	(3,271)	(3,535)	(1,909)	(1,253)	(3,162)
Mortgage-backed securities	1,825	(2,874)	(1,049)	22,861	308	23,169
Collateralized mortgage obligations	(1,586)	(1,102)	(2,688)	1,311	(397)	914
Other interest-earning assets	63	(366)	(303)	(312)	(778)	(1,090)
Total interest-earning assets	21,855	(21,807)	48	44,124	(9,092)	35,032
Interest expense:
Interest-earning checking accounts	4,297	(735)	3,562	2,184	(944)	1,240
Money market	1,654	(5,559)	(3,905)	3,980	(1,964)	2,016
Savings accounts	145	(216)	(71)	489	41	530
Time deposits	(1,387)	(10,492)	(11,879)	3,726	(5,624)	(1,898)
Total interest-bearing deposits	4,709	(17,002)	(12,293)	10,379	(8,491)	1,888

FHLB advances	(679)	(224)	(903)	440	(1,089)	(649)
Repurchase agreements	1,029	(7)	1,022	3,777	(633)	3,144
Federal Reserve overnight borrowings	47	-	47	-	-	-
FHLB overnight borrowings	(319)	-	(319)	319	-	319
Statutory Trust Debenture	-	(588)	(588)	668	(270)	398
Other borrowings	(507)	258	(249)	272	(231)	41
Total interest-bearing liabilities	4,280	(17,563)	(13,283)	15,855	(10,714)	5,141
Net change in net interest income	$17,575	$(4,244)	$13,331	$28,269	$1,622	$29,891

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

Credit Risk Management.  Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.   In addition, new loan credits are reviewed on a weekly basis by an in-house Loan Committee, which is comprised of members of senior management including representatives of the Bank’s Risk Management and Lending Departments.  Additionally, loan review analysis of the portfolio is provided by our Loan Review function, who provides reports associated with loan quality and risk rating recommendations to senior management and the Board of Trustees, at a portfolio level as well as relative to individual lender portfolios.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals beginning on the seventh day of delinquency.  When the borrower is in default, we continue to escalate collection proceedings.  If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is secured by the Bank at foreclosure, and the Bank proceeds with activities aimed to liquidate the collateral while optimizing return to the bank.  Generally, collection proceedings begin as soon as a consumer loan becomes past due.  When a consumer loan becomes 45 days past due, we institute attempts to repossess any personal property that secures the loan.  Management informs the Board of Trustees monthly of the amount of nonperforming loans to total loans and regarding charge-offs.  More detailed information regarding delinquencies by loan type is provided to the Board of Trustees on a quarterly basis.

During 2009, a Loan Review Department was established under a designated Chief Credit Officer, who reports to the Bank’s Director of Risk Management.  This group is responsible for completing a risk based review of credits prior to loan approval, management of risk rating assignments for the commercial loan portfolio, as well as ongoing monitoring and analysis of the loan portfolio.  Reporting of this analysis is provided to the Bank’s Board of Trustees on a quarterly basis.

Analysis of Nonperforming and Classified Assets.  We consider repossessed assets and loans that are 90 days or more past due, except guaranteed student loans, to be nonperforming assets.  Residential real estate loans are generally placed on nonaccrual status when they become 90 days delinquent and are not well secured and in the process of collection at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations.  Commercial loans are placed on non-accrual when the loan is 90 days delinquent unless the credit is well secured and in the process of collection.  Typically, payments received on a nonaccrual loan are applied to the outstanding principal balance of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold.  When property is acquired, it is recorded at the lower of its cost or fair market value (“FMV”) less estimated costs to sell.  Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table sets forth information with respect to our nonperforming assets at the dates indicated.  We had eighteen troubled debt restructurings (“TDR”) in 2009, five in 2008 and none for the other periods presented.    Of the eighteen TDRs, ten, or 55.6%, had been performing under the terms of the TDR for six months or greater.  Management monitors the activity and performance of each TDR on a monthly basis.

December 31, (Dollars in thousands)	2009	2008	2007	2006	2005
Nonaccrual loans:
Real estate loans:
One-to-four family	$1,226	$13	$23	$–	$–
Commercial real estate	64,317	15,394	4,939	363	–
Residential construction	-	-	–	–	–
Total real estate loans	65,543	15,407	4,962	363	–

Commercial business loans	6,356	1,175	2,500	–	–

Consumer loans:
Home equity lines of credit	-	248	–	–	–
Automobile loans	274	224	223	171	385
Other consumer loans	134	109	–	–	–
Total consumer loans	408	581	223	171	385
Total nonaccrual loans	72,307	17,163	7,685	534	385

Accruing loans past due 90 days or more:
Real estate loans:
One-to-four family	4,405	6,192	3,700	2,425	2,540
Commercial real estate	5,222	4,104	1,343	2,662	–
Residential construction	-	-	–	–	–
Total real estate loans	9,627	10,296	5,043	5,087	2,540

Commercial business loans	1,448	2,889	64	83	–

Consumer loans:
Home equity lines of credit	12	-	36	54	1
Automobile loans	176	114	117	130	179
Other consumer loans	36,912	7,584	3,366	2,263	2,055
Total consumer loans	37,100	7,698	3,519	2,447	2,235
Total accruing loans past due 90 days or more	48,175	20,883	8,626	7,617	4,775
Total of nonaccrual and 90 days or more past due loans	120,482	38,046	16,311	8,151	5,160

Troubled debt restructurings	33,337	16,442	–	–	–
Real estate owned	9,061	6,297	4,797	2,809	3,146

Total nonperforming assets	$162,880	$60,785	$21,108	$10,960	$8,306

Total nonperforming loans to total loans (1)	4.32%	1.57%	0.77%	0.48%	0.30%
Total nonperforming loans to total assets (1)	2.58%	0.95%	0.46%	0.35%	0.22%
Total nonperforming assets to total assets (1)	3.49%	1.52%	0.59%	0.48%	0.35%
Total real estate owned to total assets	0.19%	0.16%	0.13%	0.12%	0.13%
(1)   Nonperforming loans include accruing loans past due 90 days or more.

Interest income that would have been recorded for the year ended December 31, 2009, had non-accruing loans been current according to their original terms, amounted to approximately $3.6 million.

At December 31, 2009, we had a total of 135 land acquisition and development loans totaling $239.6 million, which consisted of 73 residential land acquisition and development loans totaling $96.8 million and 62 commercial land acquisition and development loans totaling $142.8 million. We use interest reserves at the outset of acquisition and development loans, allowing time for the project(s) to stabilize.  Interest reserve usage is monitored on a monthly basis. We continually monitor progress of our loans and communicate on a regular basis with the borrowers.  Site visits are performed as needed.

Federal regulations require us to review and classify our assets on a regular basis.  In addition, the FDIC has the authority to identify problem assets and, if appropriate, require them to be classified.  There are three classifications for problem assets:  substandard, doubtful and loss.  “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.  “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss.  An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.  The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention.  When we classify an asset as substandard or doubtful we evaluate whether there is a need to establish a specific allowance for loan loss related to that asset.  If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our criticized assets at the dates included:

At December 31, (Dollars in thousands)	2009	2008	2007

Special mention assets	$40,809	$42,233	$–
Substandard assets	65,617	41,739	9,295
Doubtful assets	51,482	13,351	370
Loss assets	–	–	–
Total classified assets	$157,908	$97,323	$9,665

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

In 2009, the commercial loan portfolio grew 18.0% to $1.3 billion.  This, coupled with significant turmoil in the financial markets, including residential real estate and commercial real estate markets resulted in increases in the classified loan portfolio.  The increase in the classified loan portfolio is not seen in a similar increase in the loan loss provision due to the strength of the underlying collateral supporting the classified loans.  Stress throughout the economy is showing continued  increases in unemployment and lackluster consumer confidence and consumer spending.  Significant pressure remains on residential home developers and retail merchants among others.  These pressures directly impacted our commercial loan portfolio in the form of delinquency, specifically in these industries.  Management is actively monitoring these classified loans, including maintaining regular contact with each customer to ensure delinquency issues are identified, and potential risk of loss is effectively managed throughout the portfolio.

Credit Risk Management.  The objective of the Bank’s credit risk management strategy is to quantify and manage credit risk on an aggregate portfolio basis, as well as to limit the risk of loss resulting from an individual customer default. The Bank’s credit risk management strategy is based on three core principles: conservatism, diversification and monitoring. The Bank believes that effective credit risk management begins with conservative lending practices. These practices include conservative exposure limits and conservative underwriting, documentation and collection standards. The Bank’s credit risk management strategy also emphasizes diversification on an industry and customer level as well as regular credit examinations and weekly management reviews of large credit exposures and credits experiencing deterioration of credit quality. Additionally, a management comprised Loan Review Committee reviews new credit underwriting, delinquent and classified loans on a quarterly basis. Lending officers with the authority to extend credit are delegated specific authority amounts, the utilization of which is closely monitored. Underwriting activities are centralized. The Credit Risk Review function, within Enterprise Risk Management, provides objective assessments of the quality of underwriting and documentation, the accuracy of risk grades and the charge-off, nonaccrual and reserve analysis process. The Bank’s credit review process and overall assessment of required allowances is based on quarterly assessments of the probable estimated losses inherent in the loan portfolio. The Bank uses these assessments to promptly identify potential problem loans within the portfolio, maintain an adequate reserve and take any necessary charge-offs. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of a risk grading system. The Bank is in the process of enhancing the current rating system to provide additional granularity to the overall analysis. The enhanced risk rating system is expected to be consistent with Basel II expectations and allows for more precision in the analysis of commercial credit risk. Historical portfolio performance metrics, current economic conditions and delinquency monitoring are factors used to assess the credit risk in the Bank’s homogenous consumer loan portfolio.

Loan Delinquencies.  The following table provides information about delinquencies in our loan portfolio at the dates indicated:

	December 31,
	2009		2008		2007		2006		2005
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate loans:
One-to-four family	$4,862	$2,871	$5,381	$2,157	$4,943	$2,243	$2,712	$1,281	$2,474	$859
Commercial real estate	6,112	6,384	6,139	2,654	6,274	1,000	673	666	45	3
Residential construction	-	-	-	822	-	-	-	-	-	-
Total real estate	10,974	9,255	11,520	5,633	11,217	3,243	3,385	1,947	2,519	862

Commercial business	2,788	2,008	2,159	1,697	2,212	187	5,700	-	8	1

Consumer:
Home equity lines of credit	503	284	202	14	320	150	68	7	183	16
Automobile loans	1,299	271	1,354	407	1,468	291	1,028	217	1,014	310
Other consumer loans	19,727	10,016	6,298	2,476	2,458	998	2,756	1,147	2,728	1,148
Total consumer	21,529	10,571	7,854	2,897	4,246	1,439	3,852	1,371	3,925	1,474
Total	$35,291	$21,834	$21,533	$10,227	$17,675	$4,869	$12,937	$3,318	$6,452	$2,337

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

For the year ended December 31, 2009, a provision for loan losses of $15.7 million was recorded, bringing the allowance for loan losses at December 31, 2009 to $45.9 million, or 1.6% of total loans outstanding, compared to $36.9 million, or 1.5% of total loans outstanding, at December 31, 2008.  This allowance represents management’s estimate of the amount necessary to cover known and inherent losses in the loan portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

	2009		2008		2007
December 31, (Dollars in thousands)	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans
Real estate loans:
One-to-four family	$5,460	23.26%	$3,152	20.99%	$1,763	22.69%
Commercial real estate	14,185	28.08	22,744	32.55	12,320	32.80
Residential construction	97	0.43	37	0.25	–	0.09
Total real estate	19,742	51.77	25,933	53.79	14,083	55.58

Commercial business	20,515	18.81	7,185	13.25	4,837	6.45

Consumer:
Home equity loans and lines of credit	2,169	11.25	1,400	14.98	2,370	18.48
Automobile loans	1,484	5.03	801	5.87	1,230	8.26
Other consumer loans	1,945	13.14	1,586	12.11	821	11.23
Total consumer	5,598	29.42	3,787	32.96	4,421	37.97

Unallocated	–		–		–
Total allowance for loan losses	$45,855	100.00%	$36,905	100.00%	$23,341	100.00%

	2006		2005
December 31, (Dollars in thousands)	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans	Amount of Allowance Allocated to Loan Category	Loan Category as a % of Total Loans
Real estate loans:
One-to-four family	$970	16.16%	$942	17.12%
Commercial real estate	8,124	24.38	7,261	21.48
Residential construction	–	0.59	–	0.96
Total real estate	9,094	41.58	8,203	39.56

Commercial business	1,955	5.87	1,311	3.88

Consumer:
Home equity loans and lines of credit	2,326	22.88	2,623	22.90
Automobile loans	2,532	13.85	3,150	15.74
Other consumer loans	1,304	15.82	1,735	17.92
Total consumer	6,162	52.55	7,508	56.56

Unallocated	157		74
Total allowance for loan losses	$17,368	100.00%	$17,096	100.00%

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

The following table sets forth an analysis of the allowance for loan losses for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2009	2008	2007	2006	2005

Allowance at beginning of period	$36,905	$23,341	$17,368	$17,096	$17,141

Provision for loan losses	15,697	18,901	2,470	1,575	1,703
Charge offs:
Real estate loans:
One-to-four family	6	35	72	44	76
Commercial real estate	2,851	921	477	–	47
Total real estate loans	2,857	956	549	44	123

Commercial business loans	1,870	2,753	188	12	110

Consumer:
Home equity lines of credit	544	433	241	81	93
Automobile loans	1,340	1,282	969	1,347	1,427
Other consumer loans	1,092	539	444	813	1,157
Total consumer loans	2,976	2,254	1,654	2,241	2,677
Total charge-offs	7,703	5,963	2,391	2,297	2,910

Recoveries:
Real estate loans:
One-to-four family	4	3	1	36	8
Commercial real estate	-	-	–	–	47
Total real estate loans	4	3	1	36	55

Commercial business	212	–	–	1	8

Consumer:
Home equity lines of credit	137	128	137	123	223
Automobile loans	355	355	504	467	586
Other consumer loans	248	140	237	367	290
Total consumer loans	740	623	878	957	1,099
Total recoveries	956	626	879	994	1,162
Net charge-offs	6,747	5,337	1,512	1,303	1,748
Allowance acquired from merger	-	-	5,015	–	–
Allowance at end of period	$45,855	$36,905	$23,341	$17,368	$17,096

Allowance to nonperforming loans	262.75%	97.00%	143.10%	213.09%	331.32%
Allowance to total loans outstanding
at the end of the period	1.64%	1.52%	1.10%	1.03%	0.99%
Net charge-offs (recoveries) to average loans outstanding during the period	0.25%	0.24%	0.08%	0.07%	0.10%

Interest Rate Risk Management.  .  Interest rate risk is defined as the exposure to current and future earnings, and capital that arises from adverse movements in interest rates.  Depending on a bank’s asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates.  For example, a bank with predominantly long-term fixed-rate loans, and short-term deposits could have an adverse earnings exposure to a rising rate environment.  Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates.  This is referred to as repricing or maturity mismatch risk.

Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk); from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar repricing characteristics (basis risk); and from interest rate related options embedded in the bank’s assets and liabilities (option risk).

Our goal is to manage our interest rate risk by determining whether a given movement in interest rates affects our net income and the market value of our portfolio equity in a positive or negative way, and to execute strategies to maintain interest rate risk within established limits.  The results at December 31, 2009 and 2008 indicate an acceptable level of risk.  The 2009 results indicate a profile which reflects moderate interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.  In comparison, the 2008 results indicated a slightly asset sensitive profile that would provide net interest benefits in a rising rate scenario and an economic value at risk position that indicated moderate interest rate risk exposure in both rising and declining rate environments.

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

The tables below sets forth an approximation of our interest rate risk exposure.  The simulation uses projected repricing of assets and liabilities at December 31, 2009 and December 31, 2008.  The primary interest rate exposure measurement applied to the entire balance sheet is the effect on net interest income and earnings of a gradual change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of gradual change in market interest rates of plus or minus 200 basis points for all projected future cash flows.  Various assumptions are made regarding the prepayment speed and optionality of loans, investments and deposits, which are based on analysis, market information.  The assumptions regarding optionality, such as prepayments of loans and the effective maturity of non-maturity deposit products are documented periodically through evaluation under varying interest rate scenarios.

Because prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results.  While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security, collateralized mortgage obligation and loan repayment activity.  Further, the computation does not reflect any actions that management may undertake in response to changes in interest rates.  Management periodically reviews its rate assumptions based on existing and projected economic conditions.

As of December 31, 2009 (Dollars in thousands):

Basis point change in rates	-200	Base Forecast	+200

Net Interest Income at Risk:
Net Interest Income	$155,463	$158,508	$155,032
% change	(1.92)%		(2.19)%

Net Income at Risk:
Net income	$23,592	$25,637	$23,409
% change	(7.98)%		(8.69)%

Economic Value at Risk:
Equity	$586,859	$593,075	$470,299
% change	(1.05)%		(20.70)%

As of December 31, 2008 (Dollars in thousands):

Basis point change in rates	-200	Base Forecast	+200

Net Interest Income at Risk:
Net Interest Income	$122,349	$128,090	$131,728
% change	(4.48)%		2.84%

Net Income at Risk:
Net income	$28,778	$32,552	$34,945
% change	(11.59)%		7.35%

Economic Value at Risk:
Equity	$536,852	$645,194	$634,628
% change	(16.99)%		(1.64)%

As of December 31, 2009, based on the scenarios above, the results indicate a profile which reflects moderate interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.

The current historically low interest rate environment reduces the reliability of the measurement of a 200 basis point decline in interest rates; as such a decline would result in negative interest rates.  The Company has established an interest rate floor of zero percent for purposes of measuring interest rate risk.  Such a floor in our income simulation results in a reduction in our net interest margin as more of our liabilities than our assets are impacted by the zero percent floor.  In addition, economic value of equity is also reduced in a declining rate environment due to the negative impact to deposit premium values.

In comparison, the results as of December 31, 2008 indicate that net interest income and net income would be adversely affected over a one-year time horizon in a declining rate environment and indicate a slightly asset sensitive position, which provides net interest margin benefits in a rising rate environment.  In addition, the economic value at risk was limited in magnitude with potential moderate exposure in both rising and declining rate environments.

The increased exposure to rising rates as of December 31, 2009 compared to December 31, 2008 is primarily the result of the impact of the increased levels of municipal checking accounts.  This growth, and the related model assumptions, has served to increase the rate sensitivity and decrease the average life of the deposit portfolio resulting in increased interest rate risk exposure in a rising rate environment for our net interest income, net income and economic value.

Overall, our 2009 results indicate that we are well positioned with limited net interest income and economic value at risk and that all interest rate risk results continue to be within our policy guidelines.

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

Our most liquid assets are cash and cash equivalents.  The levels of these assets depend on our operating, financing, lending and investing activities during any given period.  At December 31, 2009, cash and cash equivalents totaled $179.7 million.  In addition, at December 31, 2009, we had arrangements to borrow up to $1.3 billion from the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank of Philadelphia.  On December 31, 2009, we had $169.8 million of Federal Home Loan Bank advances outstanding.

A significant use of our liquidity is the funding of loan originations.  At December 31, 2009, we had $268.6 million in loan commitments outstanding, which consisted of $61.0 million and $11.7 million in commercial and consumer commitments to fund loans, respectively, $111.9 million and $59.0 million in commercial and consumer unused lines of credit, respectively, and $25.1 million in standby letters of credit.  Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements.  Another significant use of our liquidity is the funding of deposit withdrawals.  Certificates of deposit due within one year of December 31, 2008 totaled $789.6 million, or 83.5% of certificates of deposit.  The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment.  If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings.  Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2010.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations at December 31, 2009:

		Payments due by period
(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years

Commitments to fund loans	$72,688	$72,688	$-	$-	$-
Unused lines of credit	170,858	111,907	-	-	58,951
Standby letters of credit	25,093	25,093	-	-	-
Operating lease obligations	25,260	5,211	4,906	3,413	11,730
Total	$293,899	$214,899	$4,906	$3,413	$70,681

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

The following table presents our primary investing and financing activities during the periods indicated.

Year Ended December 31, (Dollars in thousands)	2009	2008	2007

Investing activities:
Loan purchases	$(201,681)	$(38,356)	$(91)
Loan originations	(764,975)	(846,256)	(518,897)
Principal repayments on loans	553,870	574,829	528,703
Purchases of investment securities available-for-sale	653,265	518,492	2,255,047
Purchases of investment securities held–to-maturity	1,965	-	-
Proceeds from sales and maturities of investment securities available-for-sale	485,625	361,605	2,189,039
Proceeds from maturities, calls or repayments of investment securities held-to-maturity	29,826	35,813	18,167

Financing activities:
Increase (decrease) in deposits	767,568	276,517	(123,262)
Decrease in Federal Home Loan Bank Advances	(5,000)	(11,000)	(10,800)
Increase (Decrease) in repurchase agreements	-	54,615	(13,777)
(Decrease) increase in Federal Reserve overnight borrowings	(96,250)	96,250	-
Decrease in Federal Home Loan Bank overnight borrowings	-	-	-
(Decrease) increase in other borrowings	(7)	31,067	808

The Company is a separate legal entity from the Bank and must provide for its own liquidity.  In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders.  The Company’s primary source of income is dividends received from the Bank.  The amount of dividends that the Bank may declare and pay to the Company is generally restricted under Pennsylvania law to the retained earnings of the Bank.  At December 31, 2009, the Company had liquid assets of $35.3 thousand.

Capital Management.  We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2009, we exceeded all of our regulatory capital requirements.  We are considered “well capitalized” under regulatory guidelines.  See “Regulatory Capital Compliance” at note 14 to the consolidated financial statements.

At December 31, 2009, the Bank’s ratio of Tier 1 Capital to risk-weighted assets equaled 16.7%, or $439.9 million, well above the ratio necessary to be considered well capitalized under the federal prompt corrective action regulations.    We will manage our capital for maximum stockholder benefit. While the significant increase in equity which resulted from our initial public stock offering in July 2007 adversely impacts our return on equity, our financial condition and results of operations were enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income.  Further, in the current economic environment, our strong capital position leaves the Company well-positioned to meet our customers’ needs and to execute on our growth strategies.  We may use capital management tools such as cash dividends and common share repurchases.  In September 2008, we announced the adoption of a stock repurchase program that enables the Company to acquire up to 1,823,584 shares, or 5.0% of the Company’s outstanding common stock not held by the MHC.  Such repurchases may be conducted through open market purchases or privately negotiated transactions when, at management’s discretion, it is determined that market conditions and other factors warrant the repurchase of the Company’s stock.  Repurchased shares will be held in Treasury.  At December 31, 2009, 410,904 shares had been repurchased under this program.

Off-Balance Sheet Arrangements.  In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.  For information about our loan commitments and unused lines of credit, see note 19 to the consolidated financial statements.

For the year ended December 31, 2009, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Recent Accounting Pronouncements.

In October 2009, the FASB issued ASU 2009-15 “Accounting for Own Share Lending arrangements in Contemplation of Convertible Debt Issuance or Other Financing.”  This guidance impacts debt and certain preferred stock with specific conversion features and other options including debt instruments with detachable warrants and convertible securities, changes related to this update are effective for fiscal years beginning on or after December 15, 2009. This statement will not have a material impact on the consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05 “Fair Value Measurement and Disclosures (Topic 820) “Measuring Liabilities at Fair Value.”    ASU No. 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. The changes as a result of this update are effective for the first reporting period (including interim periods) beginning after issuance.  The Company adopted the ASU in its disclosures containing the fair value of financial liabilities.

In June 2009, FASB issued authoritative guidance on accounting for transfers of financial assets which is now incorporated into FASB ASC Topic 810 for Consolidation, which addresses certain provisions regarding consolidation of variable interest entities.  The changes in SFAS 167 are reflected in ASU 2009-17 “Improvements to financial Reporting Enterprises Involved with Variable Interest Entities” which was issued in December 2009. This guidance defines the primary beneficiary of variable interest entities as meeting the following two criteria 1) the power to direct the activities of variable interest entity that most significantly impact the entity’s economic performance 2) the obligation to absorb the losses or receive the benefits that could potentially be significant to the variable interest entity.  This statement changes the current requirements which are based on a quantitative approach to a more qualitative approach. Additionally, the statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This statement is effective for periods beginning after November 15, 2009. Management is evaluating the effect of this change.

In June 2009, prior to codification, FASB issued SFAS 166 “Accounting for Transfers of Financial assets- an Amendment of FASB Statement No. 140” which is now incorporated into FASB ASC Topic 860 for Transfers and Servicing. In December 2009, FASB issued ASU 2009-16 “Accounting for Transfers of Financial Assets” which reflects the amendments issued in SFAS 166.This statement implements two primary changes.  This statement eliminates the exceptions for special-purpose qualifying entities from consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets.  This statement establishes conditions for reporting a transfer of a portion of a financial asset as a sale. This statement is effective for periods beginning after November 15, 2009.  These amendments will not have a material impact on the consolidated financial statements.

In May 2009 prior to codification FASB issued authoritative guidance on subsequent events which is now incorporated into FASB ASC Topic 855 for Subsequent Events, which establishes general standards of accounting disclosures of events that occur after the balance sheet date but before the date the financial statements are issued.  This statement sets forth guidelines defining the period after the balance sheet date in which management should evaluate transactions for potential recognition or disclosure to the financial statements.  Additionally the statement addresses circumstances which would cause an entity to recognize events or transactions occurring after the balance sheet date in its financial statements and disclosures as subsequent events. This statement does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. This statement is effective for interim or financial periods ending after June 15, 2009.  The Company adopted this guidance for the quarter ended September 30, 2009 which did not have a material impact on interim consolidated financial statements.

In April 2009, prior to codification FASB issued FSP FAS 157-4 “Determining Fair Value When the Value and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly”, which is now incorporated into FASB ASC Topic 820 for Fair Value Measurements and Disclosures.   This guidance is for estimating fair value when the volume and level of activity for an asset or liability has significantly decreased.  Under this guidance price quotes for assets and liabilities resulting from inactive markets may require adjustments. This guidance outlines possible factors to consider in determining if a market is inactive consisting of transactions that are not orderly. Additionally, valuations based on inactive transactions that are not orderly should not be given significant weighting in the valuation of assets. This guidance does not prescribe a methodology for making significant adjustments to quoted prices when estimating fair value. This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009 and shall be applied prospectively.  The Company adopted this statement for the quarter ended September 30, 2009, which did not have a material impact on the Company’s unaudited interim consolidated financial statements.

In April 2009, prior to codification FASB issued FSP FAS 115-2 and 124-2 “Recognition of Other-Than-Temporary Impairments”, which is currently incorporated into FASB ASC Topic 320 for Investments – Debt and Equity Securities.  This guidance amends the other-than-temporary impairment guidance for debt securities and makes guidance more operational and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Prior to determining if a debt security is other than temporarily impaired management must assess whether it has the intent to sell the security or it is more likely than not that it will be required to sell the security prior to the anticipated recovery.  An other-than-temporary impairment has occurred if an entity does not expect to recover the entire amortized cost basis of the security.

Additionally, this gives guidance on other-than-temporary impairment being recognized in earnings or other comprehensive income. If an entity intends to sell a security or if an entity is more likely than not will be required to sell a security, then the loss will be recognized in earnings. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes.

This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009 and shall be applied prospectively.  Adoption of this guidance required additional disclosures but did not have a material impact to the interim consolidated financial statements.

In April 2009, prior to codification FASB issued FSP FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” which is currently incorporated into FASB ASC Topic 825 for Financial Instruments and requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  Adoption of this guidance required additional disclosures but did not materially impact the unaudited interim consolidated financial statements.  The disclosures required by this statement are contained in Note 17.

In September 2008, prior to codification, FASB issued FSP No. Emerging Issues Task Force (“EITF”) 08-6 “Equity Method Investment Accounting Considerations” which is now incorporated into FASB ASC Topic 323 for Investments – Equity Method and Joint Ventures. This authoritative guidance clarifies how to account for certain transactions involving equity method investments including recording the initial cost of the investment, contingent consideration, decrease in investment value, and change in level of ownership.  This authoritative guidance is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.   This guidance did not have a material impact on the Company’s unaudited interim consolidated financial statements.

In December 2008, prior to the codification, FASB issued FSP No. 132(R) – “Employers Disclosures about Postretirement Benefit Plan Assets” which is now incorporated into FASB ASC Topic 715 for Compensation – Retirement Benefits. This authoritative guidance requires employers to disclose information about fair value measurements of plan assets and requires disclosures about the plan assets of pension plans and other post retirement plans including investment allocations, fair value of plan assets, asset categories, fair value measurements and significant concentrations of risk. This authoritative guidance is effective for fiscal years ending after December 15, 2009.

On June 16, 2008, prior to the codification, FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP No. EITF 03-6-1”), which is currently incorporated into FASB ASC Topic 260 for Earnings Per Share and concluded that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This authoritative guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data to conform to the provisions in the authoritative guidance.  The Company does not have participating securities under this guidance.  Under the terms of 2008 Equity Incentive Plan the Company’s Compensation Committee at its sole discretion may allow participants to be credited with dividends paid with respect to underlying restricted shares.

In March 2008, prior to the codification FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” which is now incorporated into FASB ASC Topic for 815 for Derivatives and Hedging.  This authoritative guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  This guidance requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular form.  It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk related.  Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  This statement did not have a material impact on the Company’s unaudited interim consolidated financial statements.

In December 2007, prior to the codification, FASB issued SFAS No. 141(R), “Business Combinations” which replaces SFAS No. 141, “Business Combinations” which is now incorporated in FASB ASC Topic 805 for Business Combinations.  This authoritative guidance retains the fundamental requirements that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and that an acquirer be identified for each business combination.  This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as of the date that the acquirer takes control.  This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at fair values.  This guidance requires the acquirer to recognize acquisition-related costs and restructuring costs separately from the business combination as period expense.  This guidance was effective for business combinations for which the acquisition is on or after the first annual reporting period of the acquisition beginning on or after December 15, 2008.  The adoption of this guidance will impact the accounting and reporting of acquisitions after January 1, 2009.

In December 2007, prior to the codification, FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an Amendment to ARB No. 51” which is now incorporated into FASB ASC Topic 810 for Consolidation and Topic 860 for Transfers and Servicing.  This authoritative guidance established new accounting and reporting standards that require that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity.  This guidance also requires that the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income.  In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary shall be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary measured using fair value of any non-controlling equity investments rather than the carrying amount of that retained investment.  This authoritative guidance also clarifies that changes in parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its expanded disclosure requirements regarding the interests of the parent and its non-controlling interest.  This guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the issued guidance regarding accounting for deferred compensation and postemployment benefit aspects of endorsement split-dollar life insurance arrangements now incorporated into FASB ASC 715 Topic for Compensation. An endorsement split-dollar arrangement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and using a separate agreement endorses a portion of the policy death benefit to the insured employee’s beneficiary.  The guidance applies only to those endorsement split-dollar arrangements that provide a death benefit postemployment. This guidance requires an employer recognize a liability for future benefits if, in substance, the benefit exists. The liability would be accounted for in manner similar to other post retirement benefits. The guidance requirement is effective for fiscal years beginning after December 15, 2007. Upon adoption of the accounting guidance as of January 1, 2008, the Company recognized a liability of $11.8 million in and recorded a corresponding reduction to retained earnings representing the cumulative effect of the change in accounting principle

Effect of Inflation and Changing Prices

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
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Beneficial Mutual Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beneficial Mutual Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, on January 1, 2008, the Company adopted the authoritative guidance on Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 15, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Dollars in thousands, except per share amounts)
As of December 31, 2009 and 2008

ASSETS	2009	2008

CASH AND CASH EQUIVALENTS
Cash and due from banks	$39,739	$44,380
Interest-bearing deposits	139,962	9
Total cash and cash equivalents	179,701	44,389

Trading securities	31,825	-

INVESTMENT SECURITIES:

Available-for-sale (amortized cost of $1,260,670 and $1,095,232 at December 31, 2009 and 2008, respectively)	1,287,106	1,114,086
Held-to-maturity (estimated fair value of $49,853 and $77,369 at December 31, 2009 and 2008, respectively)	48,009	76,014
Federal Home Loan Bank stock, at cost	28,068	28,068
Total investment securities	1,363,183	1,218,168

LOANS	2,790,119	2,424,582
Allowance for loan losses	(45,855)	(36,905)
Net loans	2,744,264	2,387,677
ACCRUED INTEREST RECEIVABLE	19,375	17,543

BANK PREMISES AND EQUIPMENT, Net	81,255	78,490

OTHER ASSETS
Goodwill	110,486	111,462
Bank owned life insurance	32,357	30,850
Other intangibles	20,430	23,985
Other assets	90,804	89,486
Total other assets	254,077	255,783
TOTAL ASSETS	$4,673,680	$4,002,050
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Non-interest bearing deposits	$242,412	$226,382
Interest-bearing deposits	3,266,835	2,515,297

Total deposits	3,509,247	2,741,679

Borrowed funds	433,620	580,054
Other liabilities	93,812	69,777

Total liabilities	4,036,679	3,391,510

COMMITMENTS AND CONTINGENCIES (Note 20)
STOCKHOLDERS’ EQUITY:
Preferred Stock - $.01 par value; 100,000,000 shares authorized,
None issued or outstanding as of December 31, 2009 and December 31, 2008	-	-
Common Stock - $.01 par value 300,000,000 shares authorized, 82,264,457 and 82,264,457,
Shares issued and outstanding as of December 31, 2009 and December 31, 2008, respectively	823	823
Additional paid-in capital	345,356	342,420
Unearned common stock held by employee stock ownership plan	(25,489)	(28,510)
Retained earnings (partially restricted)	313,195	296,106
Accumulated other comprehensive income (loss)	6,712	(299)
Treasury Stock at cost, 410,904 shares and 0 shares at December 31, 2009 and 2008, respectively.	(3,596)	-
Total stockholders’ equity	637,001	610,540
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,673,680	$4,002,050

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts)
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
INTEREST INCOME
Interest and fees on loans	$140,183	$132,645	$117,334
Interest on overnight investments	113	523	1,613
Interest on trading securities	1	-	-
Interest and dividends on investment securities:
Taxable	49,438	58,054	37,885
Tax-exempt	3,239	1,704	1,062
Total interest income	192,974	192,926	157,894
INTEREST EXPENSE
Interest on deposits:
Interest bearing checking accounts	9,052	5,490	4,250
Money market and savings deposits	11,073	15,049	12,503
Time deposits	26,724	38,603	40,501
Total	46,849	59,142	57,254
Interest on borrowed funds	18,783	19,773	16,520
Total interest expense	65,632	78,915	73,774
Net interest income	127,342	114,011	84,120
PROVISION FOR LOAN LOSSES	15,697	18,901	2,470
Net interest income after provision for loan losses	111,645	95,110	81,650
NON-INTEREST INCOME
Insurance commission income	8,133	10,090	5,223
Service charges and other income	13,743	15,973	9,053
Impairment charge on securities available-for-sale	(1,587)	(3,216)	(1,192)
Net gains on sale of investment securities available-for-sale	6,530	757	288
Trading securities profits	28	-	-
Total non-interest income	26,847	23,604	13,372
NON-INTEREST EXPENSE
Salaries and employee benefits	58,251	52,684	51,118
Pension curtailment gain	-	(7,289)	-
Contribution to the Beneficial Foundation	-	-	9,995
Occupancy expense	11,992	11,693	9,367
Depreciation, amortization and maintenance	8,822	8,225	6,970
Advertising	5,889	6,300	4,507
Intangible amortization expense	3,555	5,213	3,434
Impairment of goodwill	976	-	-
FDIC Insurance	5,633	341	255
Other	24,748	21,136	15,386
Total non-interest expense	119,866	98,303	101,032
Income (loss) before income taxes	18,626	20,411	(6,010)
INCOME TAX EXPENSE (BENEFIT)	1,537	3,865	(4,465)
Net income (loss)	$17,089	$16,546	$(1,545)

NET EARNINGS (LOSS) PER SHARE - Basic and Diluted	$0.22	$0.21	$(0.03)
Average common shares outstanding - Basic	77,693,082	78,702,419	61,374,792
Average common shares outstanding - Diluted	77,723,668	78,702,419	61,374,792
Dividends per share (1)	$-	$-	$0.01

(1)	Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to the consummation of Beneficial Mutual Bancorp’s minority stock offering in July 2007.

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Dollars in thousands, except per share amounts) For the Years Ended December 31, 2009, 2008 and 2007

	Number of Shares	Common Stock	Additional Paid in Capital	Common Stock held by ESOP	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
BEGINNING BALACE, JANUARY 1, 2007	100	$-	$-	$-	$293,157	$-	$(12,742)	$280,415
Net loss					(1,545)			(1,545)	$(1,545)
Stock dividend of 45,792,675 shares to Beneficial Savings Bank MHC	45,792,675
Sale of 23,606,625 shares of common stock in initial public offering and issuance of 950,000 shares to The Beneficial Foundation	24,556,625	704	241,166					241,870
Issuance of 11,915,200 shares in connection with FMS Financial Corporation acquisition	11,915,200	119	119,033					119,152
Unallocated ESOP shares committed to employees				(32,248)				(32,248)
ESOP shares committed to be released			(73)	1,613				1,540
Net unrealized gain on available-for-sale (“AFS”) securities arising during the year (net of deferred tax of $3,161)							9,032	9,032	9,032
Reclassification adjustment for net gains AFS securities included in net income (net of tax of $101)							(187)	(187)	(187)
Reclassification adjustment for other-than-temporary impairment (net of tax benefit of $417)							775	775	775
Pension, other postretirement benefit plan adjustments (net of tax of $670)							1,245	1,245	1,245
Comprehensive income									$9,320
Cash dividend					(252)			(252)
BALANCE, DECEMBER 31, 2007	82,264,600	$823	$360,126	$(30,635)	$291,360	$-	$(1,877)	$619,797
Net Income					16,546			16,546	16,546
ESOP shares committed to be released			236	2,125				2,361
Stock Option Expense			433					433
Restricted Stock Shares			683					683
Funding of Restricted Stock Awards			(19,074)					(19,074)
Other	(143)		16					16
Net unrealized gain on AFS securities arising during the year (net of deferred tax of $1,902)							3,533	3,533	3,533
Reclassification adjustment for net gains AFS securities included in net income (net of tax of $265)							(492)	(492)	(492)
Reclassification adjustment for OTTI (net of tax benefit of $1,126)							2,090	2,090	2,090
Pension and other postretirement benefit plan adjustments (net of tax of $6,087)							(11,306)	(11,306)	(11,306)
Immediate recognition of prior service cost and unrealized gain due to curtailment (Net of deferred tax of $4,175)							7,753	7,753	7,753
Comprehensive income									$18,124
Split-Dollar Life Insurance Adjustment					(11,800)			(11,800)
BALANCE, DECEMBER 31, 2008	82,264,457	$823	$342,420	$(28,510)	$296,106	$-	$(299)	$610,540
Net Income					17,089			17,089	17,089
ESOP shares committed to be released			(91)	3,021				2,930
Stock Option Expense			1,266					1,266
Restricted Stock Shares			1,761					1,761
Purchase of treasury stock						(3,596)		(3,596)
Net unrealized gain on AFS securities arising during the year (net of deferred tax of $4,383)							8,141	8,141	8,141
Reclassification adjustment for net gains on AFS securities included in net income (net of tax of $2,285)							(4,245)	(4,245)	(4,245)
Reclassification adjustment for OTTI (net of tax of $555)							1,032	1,032	1,032
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $1,326)							2,083	2,083	2,083
Comprehensive income									$24,100
BALANCE, DECEMBER 31, 2009	82,264,457	$823	$345,356	$(25,489)	$313,195	$(3,596)	$6,712	$637,001

See accompanying notes to Consolidated Financial Statements

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIAIRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
OPERATING ACTIVITIES:
Net income (loss)	$17,089	$16,546	$(1,545)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Contribution of stock to The Beneficial Foundation	-	-	9,491
Provision for loan losses	15,697	18,901	2,470
Depreciation and amortization	6,042	5,578	4,563
Intangible amortization	3,555	5,213	3,434
Impairment on investments	1,587	3,216	1,192
Impairment on other real estate owned	1,281	1,194	-
Impairment on goodwill	976	-	-
Pension Charge	-	(7,289)	-
Net gain on sale of investments	(6,530)	(757)	(288)
Accretion of discount	(2,086)	(3,842)	(2,487)
Amortization of premium	482	326	326
Origination of loans held for sale	-	-	(2,664)
Proceeds from sales of loans	-	-	2,941
Deferred income taxes	(6,275)	(4,154)	(10,648)
Net loss from sales of premises and equipment	746	27	162
Amortization of ESOP	2,882	2,361	-
Stock options and grants expense	3,027	-	-
Increase in stock options and grants	-	1,117	-
Increase in bank owned life insurance	(1,507)	(1,445)	(1,402)
Changes in assets and liabilities that provided (used) cash:
Purchases of trading securities	(139,772)	-	-
Proceeds from sale of trading securities	107,947	-	-
Accrued interest receivable	(1,832)	546	(216)
Accrued interest payable	(1,223)	(399)	(266)
Income taxes payable/receivable	644	943	(2,912)
Other liabilities	28,316	(7,921)	11,190
Other assets	5,512	(28,611)	1,872
Net cash provided by operating activities	36,558	1,550	15,213
INVESTING ACTIVITIES:
Net cash paid in business combination	-	-	(32,474)
Loans originated or acquired	(966,656)	(884,612)	(518,988)
Principal repayment on loans	553,870	574,829	528,703
Purchases of investment securities available for sale	(653,265)	(518,492)	(2,255,047)
Purchases of investment securities held to maturity	(1,965)	-	-
Net sales (purchases) of money market fund	8,893	(867)	43,798
Proceeds from sales of loans	37,272	-	-
Proceeds from sales and maturities of investment securities available for sale	485,625	363,506	2,189,039
Proceeds from maturities, calls or repayments of investment securities HTM	29,826	35,813	18,167
(Purchase) Redemption of Federal Home Loan Bank stock	-	(9,254)	2,707
Proceeds from other real estate owned	1,052	1,644	2,796
Purchases of premises and equipment	(11,625)	(8,465)	(11,473)
Proceeds from sale of premises and equipment	388	35	370
(Purchases) proceeds from other investing activities, net	(2,199)	-	53
Net cash used in investing activities	(518,784)	(445,863)	(32,349)
FINANCING ACTIVITIES:
Net (decrease) increase in borrowed funds	(146,434)	172,932	(23,769)
Net increase (decrease) in checking, savings and demand accounts	862,360	277,975	(19,340)
Net decrease in time deposits	(94,792)	(1,458)	(103,922)
Purchase of treasury stock	(3,596)	-	-
Purchase of stock for share-based compensation plans	-	(19,074)	-
Cash dividend to parent company	-	-	(252)
Proceeds from stock issuance	-	-	228,697
Stock issuance costs	-	-	3,683
Loan to employee stock ownership plan	-	-	(30,708)
Net cash provided by financing activities	617,538	430,375	54,389
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	135,312	(13,938)	37,253
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	44,389	58,327	21,074
CASH AND CASH EQUIVALENTS, END OF YEAR	$179,701	$44,389	$58,327
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:
Cash payments for interest	$48,054	$99,707	$187,410
Cash payments of income taxes	8,271	7,733	7,239
Transfers of loans to other real estate owned	3,230	786	295
Issuance of common stock for FMS Financial	-	-	119,152
Fair value of tangible assets acquired	-	-	1,073,387
Goodwill and identifiable intangible assets acquired	-	-	134,332
Liabilities assumed and note issued	-	-	1,055,870
Transfers of bank branches to OREO	1,668	-	-

See accompanying notes to consolidated financial statements.

Beneficial Mutual Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

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

The Bank offers a variety of consumer and commercial banking services to individuals, businesses, and nonprofit organizations through 68 offices throughout the Philadelphia and Southern New Jersey area.  The Bank is supervised and regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the “FDIC”). The Office of Thrift Supervision (the “OTS”) regulates the Company and the MHC.  The deposits of the Bank are insured by the Deposit Insurance Fund of the FDIC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and two variable interest entities (“VIE”) where the Company is the primary beneficiary.  The consolidated financial statements include the Bank and its wholly owned subsidiaries.  The Bank’s wholly owned subsidiaries are as follows: Beneficial Advisors, LLC, which offers non-deposit products, Neumann Corporation, a Delaware corporation, which was formed for the purpose of managing certain investment securities, Beneficial Insurance Services, LLC, which was formed to provide insurance services to individual and business customers and BSB Union Corporation, a leasing company.  Additionally, the Company has three subsidiaries that hold other real estate acquired  in foreclosure or transferred from the commercial real estate loan portfolio.   All subsidiaries of the Company enhance or support the traditional banking services provided by the Bank.  All intercompany accounts and transactions have been eliminated. In addition, VIE’s were consolidated in the consolidated financial statements. See Note 24 for further discussion. Under Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 for Segment Reporting  the Company determined it operates in one reporting segment which is community banking.  While the company monitors revenue on various products and services, the operations and financial performance is evaluated on a company wide basis.  Accordingly, all financial operations are included in one reportable segment.

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

FASB Accounting Standards Codification - In June 2009, the FASB confirmed that FASB ASC would become the single official source of GAAP (other than guidance issued by the Securities Exchange Commission (“SEC”), superseding all other accounting literature except that issued by the SEC.  The literature is considered non-authoritative.  The FASB ASC is effective for interim and annual periods ending on or after September 15, 2009.  Therefore, we have changed the way specific accounting standards are referenced in the consolidated financial statements.

Trading Securities - The Company established a municipal securities dealer during 2009 to underwrite and trade short-term municipal notes.  The fair value changes for these securities flow through the statement of operations.

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

The Company determines whether the unrealized losses are temporary in accordance with guidance under FASB ASC Topic 320 for Investments – Debt and Equity Securities. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an other-than-temporary impairment (“OTTI”) condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.

In accordance with accounting guidance for equity securities, the Company evaluates its securities portfolio for other-than-temporary impairment throughout the year. Each investment, which has an estimated fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary:  (1) the length of time and the extent to which the fair value has been less than book value, (2) the financial condition and the near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Among the other factors that are considered in determining intent and ability is a review of capital adequacy, interest rate risk profile and liquidity position of the Company.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. During 2009 and 2008, the Company recorded OTTI charges of $1.6 million and $3.2 million, respectively, as described in Note 6.

Accounting guidance for debt securities requires the Company to assess whether the loss existed by considering whether (1) the Company has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. The guidance requires the Company to bifurcate the impact on securities where impairment in value was deemed to be other than temporary between the component representing credit loss and the component representing loss related to other factors. The portion of the fair value decline attributable to credit loss must be recognized through a charge to earnings. The difference between the fair market value and the credit loss is recognized in other comprehensive income.

The Company invests in Federal Home Loan Bank of Pittsburgh and New York (“FHLB”) stock as required to support borrowing activities, as detailed in Note 13.  The Company reports its investment in FHLB stock at cost in the consolidated statements of financial condition.  The Company reviews FHLB stock for impairment based on guidance from  FASB ASC Topic  320 for Investments-Debt and Equity Securities and  FASB ASC Topic  942 for  Financial Services-Depository and Lending.

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

Personal loans are typically charged off at 120 days delinquent.  Business loans are placed on nonaccrual when the loan is 90 days delinquent unless the credit is well secured and in the process of collection.  Business loans are charged off when the loan is deemed uncollectible.  Consistent with guidance, residential mortgage loans are typically placed on nonaccrual status to stop accruing interest income on the loan when the loan becomes 90 days delinquent, the collateral does not have sufficient value to cover any potential losses and the loan is in the process of collection.  In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

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

Under the accounting guidance  FASB ASC Topic 310 for Receivables  a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired.  The measurement is based either on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent.  Impairment losses are included in the provision for loan losses.

 Mortgage Banking Activities - The Company originates mortgage loans held for investment and for sale.  At origination, mortgage loans are identified as either held for sale or held for investment.  Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis.

The Company originates mortgage loans for sale to institutional investors.  In accordance with FASB ASC  Topic 860 for Transfers and Servicing the cost of the loan sold is allocated between the servicing rights, the retained portion of the loan and the sold portion of the loan based on the relative fair values of each.  The fair value of the loan servicing rights is determined by valuation techniques.  The mortgage servicing rights are reviewed for impairment on a quarterly basis.

The servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.  At December 31, 2009 and 2008, mortgage servicing rights totaling $0.3 million and $0.4 million, respectively, were included in Other Assets in the consolidated statements of financial condition.

At December 31, 2009 and 2008, loans serviced for others totaled $48.9 million and $62.0 million, respectively.  Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures.  Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.  The Company had fiduciary responsibility for related escrow and custodial funds aggregating approximately $0.8 million and $1.0 million at December 31, 2009 and 2008, respectively.

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

Real Estate Owned – Real estate owned includes properties acquired by foreclosure or deed in-lieu of foreclosure and premises no longer used in operations.  These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter.  Losses arising from foreclosure transactions are charged against the allowance for loan losses.  The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company.  Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense.  Real estate owned is periodically evaluated for impairment and reductions in carrying value are recognized in the consolidated statements of operations in service charges and other income.

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

Goodwill and Other Intangibles - Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value.  Finite lived intangibles are amortized on an accelerated or straight-line basis over the period benefited. In accordance with FASB ASC Topic 350 for Intangibles - Goodwill and Other is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Consistent with accounting guidance, goodwill was tested for impairment in 2009 and 2008.  See note 10 on Goodwill and Other Intangibles for discussion of goodwill testing.

Other intangible assets subject to amortization are evaluated for impairment in accordance with the accounting guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2009 and 2008, intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine years for customer relationships and two to four years for other intangibles.

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

Accounting for Derivatives - The Company’s derivative instruments outstanding during the years ended December 31, 2009 and 2008 included commitments to fund loans held for sale, forward loan sale arrangements, and forward calls for equity securities.  Currently, the Company does not have any embedded derivatives that require bifurcation and does not employ hedging activities.

Consolidation of Variable Interest Entities - At December 31, 2009 and 2008, the assets and liabilities of the Company’s investment as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing tax credits pursuant to Section 42 of the Internal Revenue Code (“LIHTC investments”) have been consolidated in accordance with accounting guidance in FASB ASC Topic 810 for Consolidations.  The Company’s involvement in variable interest entities is further described in Note 23.

Employee Savings and Stock Ownership Plan (“KSOP”) - The Company accounts for its KSOP based on guidance FASB ASC Topic 718 for Compensation –Stock Compensation. Shares are released to participants proportionately as the loan is repaid.  If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings.  Dividends declared on common stock held by the KSOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the KSOP participants is contingent upon the repayment of the loan to the Company.

Stock Based Compensation- The Company accounts for stock awards and stock options granted to employees and directors based on guidance FASB ASC Topic 718   for Compensation –Stock Compensation  The Company recognizes the related expense for the options and awards over the service period using the straight-line method.

Earnings Per share – The Company follows FASB ASC Topic 260 for  Earnings Per Share. Basic earnings per share is computed by dividing  net income available to common stockholders by the weighted  average number of common shares outstanding for the period.  Diluted earnings per share are based on the weighted average number of shares and the dilutive impact if any of stock options and restricted stock awards.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest bearing deposits and federal funds sold.

Recent Accounting Pronouncements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-15 “Accounting for Own Share Lending arrangements in Contemplation of Convertible Debt Issuance or Other Financing.”  This guidance impacts debt and certain preferred stock with specific conversion features and other options including debt instruments with detachable warrants and convertible securities.  Changes related to this update are effective for fiscal years beginning on or after December 15, 2009.  This statement will not have a material impact on the consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05 “Fair Value Measurement and Disclosures (Topic 820) “Measuring Liabilities at Fair Value.” ASU No. 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. The changes as a result of this update are effective for the first reporting period (including interim periods) beginning after issuance.  The Company adopted this ASU in its disclosures containing the fair value of financial liabilities. See Note 23.

In June 2009, prior to codification, FASB issued guidance regarding variable interest entities which is now incorporated into FASB ASC Topic 810 for Consolidation, which addresses certain provisions regarding consolidation of variable interest entities.  The changes in SFAS 167 are reflected in ASU 2009-17 “Improvements to financial Reporting Enterprises Involved with Variable Interest Entities” which was issued in December 2009. This guidance defines the primary beneficiary of variable interest entities as meeting the following two criteria 1) the power to direct the activities of variable interest entity that most significantly impact the entity’s economic performance 2) the obligation to absorb the losses or receive the benefits that could potentially be significant to the variable interest entity.  This statement changes the current requirements which are based on a quantitative approach to a more qualitative approach. Additionally, the statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This statement is effective for periods beginning after November 15, 2009.  Management is evaluating the effect of this change.

In June 2009, FASB issued authoritative guidance on accounting for transfers of financial assets which is now incorporated into FASB ASC Topic 860 for Transfers and Servicing. In December 2009, FASB issued ASU No. 2009-16 “Accounting for Transfers of Financial Assets” which reflects the amendments issued in SFAS 166.  The guidance implements two primary changes and eliminates the exceptions for special-purpose qualifying entities from consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets.  The guidance establishes conditions for reporting a transfer of a portion of a financial asset as a sale. This guidance is effective for periods beginning after November 15, 2009.  These changes resulting from this new guidance will not have a material impact on the consolidated financial statements.

In May 2009 FASB issued authoritative guidance on subsequent events which is now incorporated into FASB ASC Topic 855 for Subsequent Events, which establishes general standards of accounting disclosures of events that occur after the balance sheet date but before the date the financial statements are issued.  This statement sets forth guidelines defining the period after the balance sheet date in which management should evaluate transactions for potential recognition or disclosure to the financial statements.  Additionally the statement addresses circumstances which would cause an entity to recognize events or transactions occurring after the balance sheet date in its financial statements and disclosures as subsequent events. This guidance does not apply to subsequent events or transactions that are within the scope of other applicable guidance on the accounting treatment for subsequent events or transactions. In addition to the above guidance concerning subsequent events, the FASB issued ASU 2010-09 “Subsequent Events” in February 2010.  This update changes the guidance to require an SEC filer to evaluate subsequent events through the date the financial statements are issued. This update will be effective for interim and annual periods ending after June 15, 2010.  The Company adopted this guidance for the quarter ended September 30, 2009 which did not have a material impact on the consolidated financial statements.

In April 2009, FASB issued guidance related to determining fair value when the value and level of activity for the asset or liability has significantly decreased and identifying transactions that are not orderly which is now incorporated into FASB ASC Topic 820 for Fair Value Measurements and Disclosures.   This guidance is for estimating fair value when the volume and level of activity for an asset or liability has significantly decreased.  Under this guidance price quotes for assets and liabilities resulting from inactive markets may require adjustments. This guidance outlines possible factors to consider in determining if a market is inactive consisting of transactions that are not orderly. Additionally, valuations based on inactive transactions that are not orderly should not be given significant weighting in the valuation of assets. This guidance does not prescribe a methodology for making significant adjustments to quoted prices when estimating fair value. This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009 and shall be applied prospectively.  The Company adopted this statement for the quarter ended September 30, 2009 which did not have a material impact on the Company’s consolidated financial statements.

In April 2009, FASB issued guidance related to the recognition of OTTI, which is now incorporated into FASB ASC Topic 320 for Investments – Debt and Equity Securities.  This guidance amends the OTTI guidance for debt securities and makes guidance more operational and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Accounting guidance for debt securities requires the Company to assess whether the loss existed by considering whether (1) the Company has the intent to sell the security (2) it is more likely than not that it will be required to sell the security before recovery or (3) it does not expect to recover the entire amortized cost basis of the security.

Additionally, this gives guidance on other-than-temporary impairment being recognized in earnings or other comprehensive income. If an entity intends to sell a security or if an entity is more likely than not will be required to sell a security, then the loss will be recognized in earnings. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes.

This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009 and shall be applied prospectively.  Adoption of this guidance required additional disclosures but did not have a material impact to the consolidated financial statements.

In April 2009, FASB issued guidance on Interim disclosures about fair value of financial instruments which is currently incorporated into FASB ASC Topic 825 for Financial Instruments and requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  Adoption of this guidance required additional disclosures but did not materially impact the unaudited interim consolidated financial statements.

In September 2008, FASB issued guidance on equity method investment accounting considerations which is now incorporated into FASB ASC Topic 323 for Investments – Equity Method and Joint Ventures. This authoritative guidance clarifies how to account for certain transactions involving equity method investments including recording the initial cost of the investment, contingent consideration, decrease in investment value, and change in level of ownership.  This authoritative guidance is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.   This guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2008, FASB issued guidance on employer’s disclosures about postretirement benefit plan assets which is now incorporated into FASB ASC Topic 715 for Compensation – Retirement Benefits. This authoritative guidance requires employers to disclose information about fair value measurements of plan assets and requires disclosures about the plan assets of pension plans and other post retirement plans including investment allocations, fair value of plan assets, asset categories, fair value measurements and significant concentrations of risk. This authoritative guidance is effective for fiscal years ending after December 15, 2009.  Disclosures related to this guidance can be found in Note 16 for pension and postretirement benefits.

On June 16, 2008, FASB issued guidance for determining whether instruments granted in share-based payment transactions are participating securities which is currently incorporated into FASB ASC Topic 260 for Earnings Per Share and concluded that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This authoritative guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data to conform to the provisions in the authoritative guidance.  The Company does not have participating securities under this guidance.  Under the terms of 2008 Equity Incentive Plan the Company’s Compensation Committee at its sole discretion may allow participants to be credited with dividends paid with respect to underlying restricted shares.

In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities which is now incorporated into FASB ASC Topic for 815 for Derivatives and Hedging.  This authoritative guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  This guidance requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular form.  It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk related.  Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.  This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  This guidance did not have an impact on the Company’s consolidated financial statements.

In December 2007, FASB issued guidance on business combinations which is now incorporated in FASB ASC Topic 805 for Business Combinations.  This authoritative guidance retains the fundamental requirements that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and that an acquirer be identified for each business combination.  This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as of the date that the acquirer takes control.  This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at fair values.  This guidance requires the acquirer to recognize acquisition-related costs and restructuring costs separately from the business combination as period expense.  This guidance was effective for business combinations for which the acquisition is on or after the first annual reporting period of the acquisition beginning on or after December 15, 2008.  The adoption of this guidance had no impact on the Company’s consolidated financial statements.

In December 2007, FASB issued guidance related to non-controlling interests in consolidated financial statements which is now incorporated into FASB ASC Topic 810 for Consolidation and Topic 860 for Transfers and Servicing.  This authoritative guidance established new accounting and reporting standards that require that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity.  This guidance also requires that the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income.  In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary shall be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary measured using fair value of any non-controlling equity investments rather than the carrying amount of that retained investment.  This authoritative guidance also clarifies that changes in parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its expanded disclosure requirements regarding the interests of the parent and its non-controlling interest.  This guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the issued guidance regarding accounting for deferred compensation and postemployment benefit aspects of endorsement split-dollar life insurance arrangements now incorporated into FASB ASC 715 Topic for Compensation. An endorsement split-dollar arrangement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and using a separate agreement endorses a portion of the policy death benefit to the insured employee’s beneficiary.  The guidance applies only to those endorsement split-dollar arrangements that provide a death benefit postemployment. This guidance requires an employer recognize a liability for future benefits if, in substance, the benefit exists. The liability would be accounted for in manner similar to other post retirement benefits. The guidance requirement is effective for fiscal years beginning after December 15, 2007. Upon adoption of the accounting guidance as of January 1, 2008, the Company recognized a liability of $11.8 million and recorded a corresponding reduction to retained earnings representing the cumulative effect of the change in accounting principle.

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

Presented below are the Company’s pro forma condensed consolidated statements of operations which have been prepared as if the stock offering and business combination with FMS Financial had been consummated as of the beginning of the year ended December 31, 2007.

2007

Total interest income	$191,811
Total interest expense	88,064
Net interest income	103,747
Provision for loan losses	2,500
Net interest income after provision for loan losses	101,247
Total non-interest income	16,282
Total non-interest expense	123,651

(Loss) Income before income taxes	(6,122)

Income tax (benefit) expense	(3,934)
Net (loss) income	$(2,188)
Net (loss) earnings per share – Basic and Diluted	$(0.03)
Average common shares outstanding – Basic and Diluted	79,113,729

The following table summarizes the estimated fair value of FMS Financial assets acquired and liabilities assumed at July 13, 2007:

2007
Cash and due from banks	$41,382
Interest-bearing deposits	35
Investment securities available for sale	579,018
FHLB stock	5,977
Net loans	438,002
Premises and equipment	41,512
Core deposit intangible	23,215
Goodwill	101,155
Other Assets	6,476
Total assets acquired	1,236,772

Deposits	910,371
Repurchase agreement	110,739
Statutory debenture	25,256
Other liabilities	7,392
Total liabilities acquired	1,053,758

Net assets acquired	$183,014

On October 5, 2007, the Bank’s wholly owned subsidiary, Beneficial Insurance Services, LLC, acquired the business of CLA Agency, Inc. (“CLA”), a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania. The acquisition was accounted for under the purchase method of accounting for business combinations in accordance accounting guidance. Consideration for the purchase consisted of cash, a portion of which is contingent upon the achievement of certain earnings targets.  We recognized goodwill and other intangibles as presented in Note 10, Goodwill and Other Intangibles.  The acquisition of CLA is considered immaterial for purposes of the disclosures required by accounting guidance.

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

The following table presents a calculation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively. Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding.  The difference between common shares issued and basic weighted average shares outstanding, for purposes of calculating basic earnings per share, is a result of subtracting unallocated employee stock ownership plan (“ESOP”) shares and unvested restricted stock shares.

(Dollars in thousands, except share and per share amounts)	For the Year Ended December 31,
	2009	2008	2007
Basic and diluted earnings per share:
Net income (loss)	$16,808	$16,546	$(1,545)

Basic weighted average common shares outstanding	77,693,082	78,702,419	61,374,792

Effect of dilutive securities	30,586	-	-
Dilutive weighted average shares outstanding	77,723,668	78,702,419	61,374,792
Net earnings (loss) per share

Basic	$0.22	$0.21	$(0.03)
Diluted	$0.22	$0.21	$(0.03)

For the year ended December 31, 2009, there were 1,917,250 outstanding options that were anti-dilutive and 248,000 restricted stock grants that were anti-dilutive for the earnings per share calculation.  For the year ended December 31, 2008, there were 1,697,500 outstanding options that were anti-dilutive and 761,000 restricted stock grants that were anti-dilutive for the earnings per share calculation.  For the year ended December 31, 2007, there were no restricted stock grants or options outstanding.

5.	CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances in accordance with federal requirements.  Cash and due from banks in the consolidated statements of financial condition include $14.6 million and $12.0 million at December 31, 2009 and 2008, respectively, relating to this requirement.

Cash and due from banks also includes fiduciary funds of $0.9 million and $1.2 million at December 31, 2009 and 2008, respectively, relating to insurance services.

6.	INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 2009 and 2008 are as follows:

(Dollars are in thousands)	Investment Securities Available-for-Sale - 2009

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Equity securities	$5,427	$871	$236	$6,062
U.S. Government Sponsored
Enterprise ("GSE") and Agency Notes	209,135	131	932	208,334
GNMA guaranteed mortgage certificates	10,214	180	-	10,394
Collateralized mortgage obligations	138,857	1,736	285	140,308
Other mortgage-backed securities	680,018	26,857	630	706,245
Municipal bonds	188,980	1,287	310	189,957
Pooled trust preferred securities	21,379	-	2,582	18,797
Money market fund	6,660	349	-	7,009

Total	$1,260,670	$31,411	$4,975	$1,287,106

	Investment Securities Held-to-Maturity - 2009

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

GNMA guaranteed mortgage certificates	$685	$-	$30	$655
Other mortgage-backed securities	45,359	1,925	-	47,284
Municipal bonds	1,465	-	52	1,413
Foreign bonds	500	1	-	501

Total	$48,009	$1,926	$82	$49,853

(Dollars are in thousands)	Investment Securities Available-for-Sale - 2008

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Equity securities	$7,638	$108	$-	$7,746
GSE and Agency Notes	8,687	17	5	8,699
GNMA guaranteed mortgage certificates	12,796	3	294	12,505
Collateralized mortgage obligations	177,300	1,222	2,149	176,373
Other mortgage-backed securities	767,978	25,342	40	793,280
Municipal bonds	79,542	797	363	79,976
Pooled trust preferred securities	25,113	-	5,785	19,328
Corporate bonds	125	-		125
Foreign bonds	500	1		501
Money market fund	15,553	-	-	15,553

Total	$1,095,232	$27,490	$8,636	$1,114,086

	Investment Securities Held-to-Maturity - 2008

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

GSE and Agency Notes	$7,500	$47	$-	$7,547
GNMA guaranteed mortgage certificates	728	-	29	699
Other mortgage-backed securities	67,786	1,378	41	69,123

Total	$76,014	$1,425	$70	$77,369

The aggregate amount of available-for-sale securities sold was $161.0 million, $167.4 million and $384.9 million during the years ended December 31, 2009, 2008 and 2007, resulting in gross realized gains of $6.9 million, $1.0 million and $0.9 million and gross realized losses of ($0.4) million, ($0.2) million and ($0.6) million in 2009, 2008 and 2007, respectively.

At December 31, 2009, the Company owned certificates of deposit in financial institutions located in Pennsylvania and New Jersey totaling $0.3 million that the Company carries at cost.  The Company has the ability and intent to hold these investments and there were no indications that these investments were other than temporarily impaired at December 31, 2009.

When evaluating for impairment, the Company’s management considers the duration and extent to which fair value is less than cost, the creditworthiness and near-term prospects of the issuer, the likelihood of recovering the Company’s investment and other available information to determine the nature of the decline in market value of the securities.  The following summarizes, by security type, the basis for the conclusion that the applicable investments within the Company’s available-for-sale and held-to-maturity portfolio were not other than temporarily impaired.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2009 and 2008 are summarized in the following table:

(Dollars in thousands)	At December 31, 2009
	Less than 12 months		12 months or longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
GSE and Agency Notes	$154,110	$932	$-	$-	$154,110	$932
Other mortgage-backed securities	82,220	630	655	30	82,875	660
Municipal and other bonds	72,166	356	494	6	72,660	362
Pooled trust preferred securities	-	-	18,797	2,582	18,797	2,582
Collateralized mortgage obligations	40,977	232	8,824	53	49,801	285
Subtotal, debt securities	349,473	2,150	28,770	2,671	378,243	4,821
Equity securities	2,264	236	-	-	2,264	236
Mutual Funds	-	-	-	-	-	-
Total temporarily
impaired securities	$351,737	$2,386	$28,770	$2,671	$380,507	$5,057

(Dollars in thousands)	At December 31, 2008
	Less than 12 months		12 months or longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
GSE and Agency Notes	$522	$5	$-	$-	$522	$5
Other mortgage-backed securities	33,551	375	699	29	34,250	404
Municipal bonds	7,524	362	330	2	7,854	364
Pooled trust preferred securities	15,816	5,533	3,513	251	19,329	5,784
Corporate bonds	125	-	-	-	125	-
Collateralized mortgage obligations	78,951	1,367	55,768	782	134,719	2,149
Subtotal, debt securities	136,489	7,642	60,310	1,064	196,799	8,706
Total temporarily
impaired securities	$136,489	$7,642	$60,310	$1,064	$196,799	$8,706

At December 31, 2009, the Company had three common equity securities with an unrealized loss, on average, of 24.6% of which it intends to sell.  Therefore, the Company deems these holding to be other than temporarily impaired.  The Company recognized an other-than-temporary impairment for these securities of $0.2 million during the three months ended December 31, 2009.  For the twelve months ended December 31, 2009, the Company recognized other-than-temporary impairments of $1.6 million in connection with equity securities intended to be sold.

United States Government Sponsored Enterprise and Agency Notes

The Company’s investments in the preceding table in United States GSE notes that were in a loss position for less than 12 months and had an unrealized loss, on average, of 0.60% consisted of six debt obligations of Fannie Mae which is currently under the conservatorship of the Federal Housing Finance Agency (“FHFA”) and one government guaranteed debt obligation of the Department of Housing and Urban Development (“HUD”).  The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of its amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Mortgage-Backed Securities

The Company’s investments in the preceding table in mortgage-backed securities that were in a loss position for less than 12 months, and had an unrealized loss, on average, of 0.76% consisted of three GSE mortgage-backed securities.  The Company’s investment in the preceding table in mortgage-backed securities that were in a loss position for greater than 12 months and had an unrealized loss of 4.36% consisted of one government agency mortgage-backed security.  The unrealized losses are due to current interest rate levels relative to the Company’s cost.  The cash flows of these investments in GSE mortgage-backed securities are debt obligations of Fannie Mae, which is currently under the conservatorship of the FHFA.  The cash flows related to the government agency mortgage-backed security are a direct obligation of the U.S. Government.  Accordingly, the Company expects to recover its full payment of principal and interest of the investments.  Because the unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Municipal and other bonds

The Company’s investment in the preceding table that were in a loss position for less than 12 months and had an unrealized loss on average, of 0.49% consisted of 52 municipal bond obligations issued by the Pennsylvania Housing Finance Agency rated Aa2 by Moody’s, non-rated short term municipal anticipation notes, non-rated private placement bonds from a local New Jersey municipality and general obligation bonds rated A or better by Moody’s and/or S&P issued by Pennsylvania municipalities and/or school districts. The Company’s investment in the preceding table that was in a loss position for greater than 12 months and had an unrealized loss of 1.21%, consisted of one municipal bond obligation issued by the Pennsylvania Housing Finance Agency rated Aa2 by Moody’s. The unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality.  Because the Company does not intend to sell the investments, and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Pooled Trust Preferred Securities

There has been little secondary market trading for pooled bank trust preferred collateralized debt obligations (“CDOs”), as a declining domestic economy and increasing credit losses in the banking industry have led to illiquidity in the market for these types of securities. While the number of issuers that have contractually deferred their interest payments has increased, the CDOs in this category are all senior tranches.   The senior tranches of trust preferred CDOs are generally protected from defaults by over-collateralization. The Company performs a calculation of the present value of the cash flows expected utilizing a cash flow analysis model and, based on the analysis performed on December 31, 2009, expects to recover its principal and interest on the investments and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The Company’s investments in the preceding table that were in a loss position for greater than 12 months consisted of three CDOs with an unrealized loss, on average, of 12.1%.  Pooled trust preferred security, Trapeza 2003-2A Class A1A, is rated Aa1 by Moody’s and AAA by Standard & Poor’s.  At December 31, 2009 the book value of the security totaled $3.3 million and the fair value totaled $3.2 million, representing an unrealized loss of $0.1 million, or 2.73%.  Pooled trust preferred security, Trapeza 2003-4A Class A1A, is rated Aa3 by Moody’s and BBB by Standard & Poor’s.  At December 31, 2009 the book value of this security totaled $10.3 million and the fair value totaled $9.4 million, representing an unrealized loss of $1.0 million, or 9.59%.  US Capital Fund III Class A-1, is rated Baa2 by Moody’s and BB by Standard & Poor’s, which represents a rating of below investment grade.  At December 31, 2009, the book value of the security totaled $7.7 million and the fair value totaled $6.2 million, representing an unrealized loss of $1.5 million, or 19.4%.  At December 31, 2009, there were a total of 36 banks currently performing of the 45 remaining banks in the security.  A total of 6.5%, or $15.2 million, of the original collateral of $233.2 million have defaulted and 12.4%, or $29.0 million, of the original collateral has deferred.  Utilizing a cash flow analysis model in analyzing this security, an assumption of additional defaults of 3.6% of outstanding collateral, every three years beginning in March 2010, with a 0% recovery, was modeled and resulted in no cash flow shortfalls.  This represents the assumption of an additional 26.8% of defaults from the remaining performing collateral of $172.5 million.  Excess subordination for the US Capital Fund III A-1 security represents 46.9% of the remaining performing collateral.  The excess subordination of 46.9% is calculated by taking the remaining performing collateral of $172.5 million, subtracting the Class A-1 or senior tranche balance of $91.6 million and dividing this result, $80.9 million, by the remaining performing collateral.  This excess subordination represents the additional collateral supporting our tranche.

Collateralized Mortgage Obligations

The Company’s investments in the preceding table that were in a loss position for less than 12 months and had an unrealized loss, on average, of 0.56% consisted of eleven collateralized mortgage obligations (“CMOs”) issued by a government agency, GSEs and non-agency (whole loan) mortgage-backed securities. The Company’s investments in the preceding table that were in a loss position for greater than 12 months and had an unrealized loss, on average, of 0.60%, consisted of four CMOs, two issued by GSEs and two issued by non-agency (whole loan) mortgage-backed securities. The unrealized losses in the government agency CMO and the GSE CMOs are due to current interest rate levels relative to the Company’s cost.  The cash flows of the government agency CMO are direct obligations of the U.S. government. The contractual cash flows of the investments in GSE CMOs are debt obligations of Freddie Mac and Fannie Mae, which are currently under the conservatorship of the FHFA.  Accordingly, the Company expects to recover its full payment of principal of the investments.  Because the unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The decline in the market value of the whole loan CMOs is attributable to the widening of credit spreads in the whole loan CMO market.  The Company performs a qualitative analysis by monitoring certain characteristics of its non-agency CMOs, such as ratings, delinquency and foreclosure percentages, historical default and loss severity ratios, credit support and coverage ratios.  Based on the analysis performed at December 31, 2009, the Company expects to recover all principal and interest payments of its non-agency CMOs and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Equity Securities

In the preceding table, the Company’s investment in this category consist of one bank-issued common stock in a loss position for less than 12 months of 9.4%.  The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment and the Company has the ability and intent to hold this investment until a recovery of fair value.  The Company, therefore, does not consider this investment to be other-than-temporarily impaired at December 31, 2009.

The following table sets forth the stated maturities and weighted average yields of the investment securities at December 31, 2009.  Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges.  Mutual funds, money market funds, and equity securities are not included in the table, based on lack of maturity.  These repricing schedules are not reflected in the table below.  All but approximately $111.9 million of the securities listed have fixed rates.

(Dollars are in thousands)	2009		2008
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

Available-for-sale:
Due in one year or less	$80,560	$80,685	$52,143	$52,345
Due after one year through five years	28,684	29,029	13,605	13,739
Due after five years through ten years	295,932	296,355	93,668	93,888
Due after ten years	153,175	151,326	131,851	125,030
Mortgage-backed securities	690,232	716,640	780,774	805,785

Total	$1,248,583	$1,274,035	$1,072,041	$1,090,787

Held-to-maturity:
Due in one year or less	$135	$134	$7,500	$7,547
Due after one year through five years	960	945	-	-
Due after five years through ten years	615	591	-	-
Due after ten years	255	244	-	-
Mortgage-backed securities	46,044	47,939	68,514	69,822

Total	$48,009	$49,853	$76,014	$77,369

The Company pledges securities to secure its Treasury Tax and Loan  and Discount Window account at the Federal Reserve Bank.   At December 31, 2009, securities with an amortized cost of $4.3 million and an estimated fair value of $4.6 million were pledged. At December 31, 2008, securities with an amortized cost of $5.9 million and an estimated fair value of $6.1 million were pledged.

7.	LOANS

The Company provides loans to borrowers throughout the continental United States. The majority of these loans are to borrowers located in the Mid-Atlantic region. The ultimate repayment of these loans is dependent, to a certain degree, on the economy of this region.  The U.S. and global economic environment has changed considerably over the past couple of years.  The slowdown in housing activity and decline in home values associated with the subprime mortgage crisis has led to wider credit disruptions throughout the financial system, the bankruptcy or failure of financial services companies, sharp declines in stock indices and significant government intervention in banking and insurance companies intended to maintain orderly markets. It does not appear likely that economic growth will rebound sharply in the coming months, which will further strain the financial condition of both households and businesses.

The Company does not engage in subprime lending and investment activities, which are defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history.  In addition, the Company proactively manages credit risk in its loan portfolio and employs a robust loan review process.

Major classifications of loans at December 31, 2009 and 2008 are summarized as follows:

(Dollars are in thousands)
	2009	2008
Real estate loans:
One-to-four family	$648,465	$508,097
Commercial real estate	783,043	787,748
Residential construction	11,938	6,055
Total real estate loans	1,443,446	1,301,900

Commercial business loans	524,544	320,640

Consumer loans:
Home equity loans and lines
of credit	313,697	362,381
Auto loans	140,196	142,097
Other consumer loans	366,524	293,106
Total consumer loans	820,417	797,584
Total loans	2,788,407	2,420,124

Net deferred loan costs	1,712	4,458
Allowance for loan losses	(45,855)	(36,905)
Loans, net	$2,744,264	$2,387,677

The activity in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007, is as follows:

(Dollars are in thousands)
	2009	2008	2007

Balance, beginning of year	$36,905	$23,341	$17,368
Provision for loan losses	15,697	18,901	2,470
Allowance purchased	-	-	5,015
Charge-offs	(7,703)	(5,963)	(2,391)
Recoveries	956	626	879

Balance, end of year	$45,855	$36,905	$23,341

The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under FASB ASC Topic 310 for Loans and Debt Securities.  A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan.  A minor delay or immaterial shortfall in amount of payments does not necessarily result in a loan being identified as impaired.  For this purpose, delays less than 90 days are considered to be minor.  Impairment losses are included in the provision for loan losses.  Large groups of homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring.  While the balance of non-performing loans increased, the provision decreased due to the quality of collateral supporting the non-performing loans.  We continue to rigorously review our loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances. Loans collectively evaluated for impairment include personal loans and most residential mortgage loans, and are not included in the following data.

Components of Impaired Loans
(Dollars in thousands)
	December 31, 2009	December 31, 2008
Impaired loans with related allowance for loan losses calculated under FASB ASC Topic 310	$30,473	$14,079
Impaired loans with no related allowance for loan losses calculated under FASB ASC Topic 310	41,414	5,138
Total impaired loans	$71,887	$19,217

Valuation allowance related to impaired loans	$15,878	$8,707

Analysis of Impaired Loans
(Dollars in thousands)
	Year Ended December 31,
	2009	2008
Average impaired loans	$55,326	$9,877
Interest income recognized on impaired loans	166	134
Cash basis interest income recognized on impaired loans	64	353

Nonperforming loans (which includes nonaccrual loans and loans past 90 days or more and still accruing) at December 31, 2009 and 2008 amounted to approximately $120.5 million and $38.0 million, respectively.  The loans include impaired loans acquired in a business combination accounted for under FASB ASC 310-30.  As of December 31, 2009, the impaired balance pertaining to loans accounted for under FASB ASC 310-30 was $0.3 million compared to $0.4 million at December 31, 2008.

Nonaccrual loans at December 31, 2009 and 2008 amounted to approximately $72.3 million and $17.2 million, respectively.

Interest income on impaired loans other than nonaccrual loans is recognized on an accrual basis.  Interest income on nonaccrual loans is recognized only as collected.

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $0.3, $0.4 million and $0.4 million at December 31, 2009, 2008 and 2007, respectively.  The amount of repayments in respect to such loans during the years ended December 31, 2009, 2008 and 2007 totaled $0.1 million, $0.2 million and $0.5 million, respectively.  There were $0.0, $0.3 million and $0.3 million of new related party loans granted during fiscal years 2009, 2008 and 2007, respectively.

8.	ACCRUED INTEREST RECEIVABLE

The following table provides selected information on accrued interest receivable at December 31, 2009 and 2008.

(Dollars in thousands)	2009		2008
	Amount	% of Total	Amount	% of Total

Interest-Bearing Deposits	$24	0.12%	$-	0.00%

Investment Securities	6,144	31.71%	5,350	30.50%

Loans	13,207	68.17%	12,193	69.50%

Total Accrued Interest Receivable	$19,375	100.00%	$17,543	100.00%

9.	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2009 and 2008 consist of the following:

(Dollars in thousands)	2009	2008

Land	$15,533	$16,030
Bank premises	53,042	51,854
Furniture, fixtures and equipment	23,999	24,125
Leasehold improvements	9,397	10,629
Construction in progress	6,804	2,022

Total	108,775	104,660
Accumulated depreciation and amortization	(27,520)	(26,170)

Total	$81,255	$78,490

Depreciation and amortization expense amounted to $6.0 million, $5.6 million, and $4.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

10.	GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets arising from the acquisition of CLA Agency, Inc. (“CLA”), FMS Financial Corporation (“FMS”), and Paul Hertel & Company were accounted for in accordance with the accounting guidance in FASB ASC Topic 350 for Intangibles - Goodwill and Other.   As required under the accounting guidance, goodwill is not amortized but rather reviewed for impairment at least annually. The other intangibles are amortizing intangibles, which primarily consist of a core deposit intangible which is amortized over an estimated useful life of ten years.  As of December 31, 2009, the core deposit intangible net of accumulated amortization totaled $13.6 million.  The other amortizing intangibles, which include customer lists, trademarks and agreements not to compete, vary in estimated useful lives from 2-13 years. The weighted average lives for core deposit intangibles, customer lists, trademarks and agreements not to compete are 11.0 years, 11.6 years, 2.6 years and 3.5 years respectively

The 2008 purchase price adjustments to Goodwill were primarily a result of adjustments to the valuation of fixed assets and other assets acquired from FMS and CLA.

For purposes of impairment testing, the goodwill and intangibles are to be assigned to a reporting unit and segment.  Overall economic conditions and a soft insurance rate environment have significantly impacted the financial results of the insurance brokerage business during 2009. As a result, during the third quarter of 2009, the Company conducted an impairment evaluation of the goodwill specifically related to the insurance brokerage business and recorded an impairment charge of $1.0 million. The Company determined the fair value of the insurance brokerage business based upon a combination of a guideline public company technique, a precedent transaction technique and a discounted cash flow technique. The company did not have any prior accumulated goodwill impairment charges and there were no other impairment charges during the fourth quarter of 2009.

Goodwill and other intangibles at December 31, 2009, December 31, 2008 and December 31, 2007 are summarized as follows:

(Dollars in thousands)	Goodwill	Core Deposit Intangible	Customer Relationships and other
Balances at December 31, 2007	$110,335	$20,294	$8,905
Adjustments
FMS Financial Corporation acquisition	1,106	-	-
CLA acquisition	21	-	-
Amortization	-	(4,137)	(1,077)
Balance at December 31, 2008	$111,462	$16,157	$7,828
Adjustments
Impairment	(976)	-	-
Amortization	-	(2,580)	(975)
Balance at December 31, 2009	$110,486	$13,577	$6,853

The following table summarizes intangible assets at December 31, 2009 and 2008:

	2009			2008
(Dollars in thousands)
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Amortizing Intangibles:
Core Deposits	$23,215	$(9,638)	$13,577	$23,215	$(7,058)	$16,157
Customer Relationships and Other	10,251	(3,398)	6,853	10,251	(2,423)	7,828
Total Amortizing	$33,466	$(13,036)	$20,430	$33,466	$(9,481)	$23,985

Aggregate amortization expense was $3.6 million, $5.21 million and $3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense for the next five years is expected to be as follows:

(Dollars in thousands)

Year	Expense
2010	$3,511
2011	3,449
2012	2,830
2013	2,198
2014	1,966
2015 and thereafter	6,476

11.	OTHER ASSETS

The following table provides selected information on other assets at December 31, 2009 and 2008:

(Dollars in thousands)
	2009	2008
Unconsolidated investments in affordable housing and other partnerships	$5,659	$6,444
Cash surrender value of life insurance	17,107	15,046
Prepaid assets	20,698	2,000
Net deferred tax asset	20,609	18,496
Other real estate	9,061	6,267
All other assets	17,670	41,233
Total other assets	$90,804	$89,486

12.	DEPOSITS

At December 31, 2009 and 2008, the weighted average cost of deposits were 1.64% and 2.50% respectively.

Time deposit accounts outstanding at December 31, 2009 and 2008, mature as follows:

(Dollars in thousands)
	2009	2008

0 to 6 months	$545,261	$493,514
7 to 12 months	244,367	209,164
13 to 24 months	97,585	274,880
Over 25 months	58,839	63,286

	$946,052	$1,040,844

The aggregate amount of certificate accounts in denominations of one hundred thousand dollars or more totaled $255.3 million and $247.1 million at December 31, 2009 and 2008, respectively.  Deposits in excess of $250,000 and $150,000 were not generally insured by the Federal Deposit Insurance Corporation for the years ended December 31, 2009 and 2008, respectively.  Congress has temporarily increased the FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2009.  Unlimited deposit insurance coverage is available through December 31, 2009 for non-interest bearing transaction accounts at institutions participating in FDIC’s Temporary Liquidity Guarantee Program.

Deposits consisted of the following major classifications at December 31, 2009 and 2008:

(Dollars in thousands)
		% of total		% of total
	2009	assets	2008	assets

Non-interest bearing deposits	$242,412	5.19%	$226,382	5.66%
Interest-earning checking accounts	1,122,515	24.02%	546,133	13.65%
Money market accounts	665,757	14.25%	534,012	13.34%
Savings accounts	532,511	11.39%	394,308	9.85%
Time deposits	946,052	20.24%	1,040,844	26.01%

Total deposits	$3,509,247	75.09%	$2,741,679	68.51%

13.	BORROWED FUNDS

A summary of borrowings is as follows:

(Dollars in thousands)
	December 31,
	2009	2008

Federal Funds purchased	$-	$40,000
FHLB advances	169,750	174,750
Repurchase agreements	235,000	240,177
Federal Reserve overnight borrowings	-	96,250
Statutory trust debenture	25,299	25,282
Other	3,571	3,595
Total borrowings	$433,620	$580,054

Advances from the FHLB bear fixed interest rates with remaining periods until maturity are summarized as follows:

	December 31,
	2009	2008

Due in one year or less	$56,750	$5,000
Due after one year through five years	93,000	119,750
Due after five years through ten years	20,000	50,000
Total	$169,750	$174,750

Repurchase agreements that bear fixed interest rates with remaining periods until maturity are summarized as follows:

	December 31,
	2009	2008

Due in one year or less	$100,000	$5,177
Due after one year through five years	135,000	205,000
Due after five years through ten years	-	30,000
Total	$235,000	$240,177

Included as “FHLB advances” at December 31, 2009 and 2008 in the above table are FHLB borrowings whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to the London Interbank Offered Rate (“LIBOR”).  If the FHLB converts the interest rate, the Company would have the option to prepay these advances without penalty. These advances are included in the periods in which they mature.  At December 31, 2009, $154.8 million, or 91.2% of the FHLB advances, are convertible at the option of the FHLB convertible in 2010.

FHLB advances are collateralized under a blanket collateral lien agreement.  The Company is required to report certain quarterly financial data to maintain current and future borrowings from the FHLB.

The weighted average interest rates of the borrowings for the year ended December 31, 2009 and December 2008 were as follows:

	2009	2008
Weighted average interest rate during period:
Federal Home Loan Bank advances	4.13%	4.34%
Repurchase agreements	4.38	4.38
Federal Home Loan Bank overnight borrowings	-	1.04
Federal Reserve Bank of Philadelphia overnight borrowings	0.50	0.50
Statutory Trust Debenture	2.71	5.04
Other	3.14	2.36

The Company pledges securities and loans to secure its borrowing capacity at the Federal Reserve Bank of Philadelphia.  In order to increase borrowing capacity, the Company increased the amount of pledged loans during the year. At December 31, 2009, securities with an amortized cost of $4.3 million and an estimated fair value of $4.6 million were pledged.  At December 31, 2008, securities with an amortized cost of $5.9 million and an estimated fair value of $6.1 million were pledged.   Pledged loans totaled $682.5 million and $193.1 million at December 31, 2009 and 2008, respectively

The Company enters into sales of securities under agreements to repurchase.  These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of financial condition.  The dollar amount of securities underlying the agreements remains recorded as an asset and carried in the Company’s securities portfolio.

At December 31, 2009 and 2008, outstanding repurchase agreements were $235.0 million and $240.2 million, respectively, with a weighted average maturity of 2.24 and 3.19 years, respectively, and a weighted average cost of 4.38% and 4.39%, respectively. The average balance of repurchase agreements during the year ended December 31, 2009 and 2008 was $239.5 million and $216.0 million, respectively. The maximum amount outstanding at any month end period during 2009 and 2008 was $240.1 million, and $240.3 million, respectively.

At December 31, 2009 and 2008, outstanding repurchase agreements were secured by GSE Notes, GSE Mortgage-Backed Securities and GSE CMOs.  At December 31, 2009 and 2008, the market value of the securities held as collateral for repurchase agreements was $275.5 million and $285.8 million, respectively.

The Company assumed FMS Financial’s obligation to the FMS Statutory Trust II (the “Trust”) as part of the acquisition of FMS Financial on July 13, 2007. The Company’s debentures to the Trust as of December 31, 2009 were $25.8 million. The fair value of the debenture was recorded as of the acquisition date at $25.3 million.  The difference between market value and the Company’s debenture is being amortized as interest expense over the expected life of the debt.

The Trust issued $25.8 million of floating rate capital securities and $0.8 million of common securities to the Company.  The Trust’s capital securities are fully guaranteed by the Company’s debenture to the Trust. The Company has recorded its investment in the capital securities in the other asset section of the statement of condition.

As of December 31, 2009, the rate was 1.83%. The debentures are redeemable at the Company’s option any time after June 2011. The redemption of the debentures would result in the mandatory redemption of the Trust’s capital and common securities at par.   The statutory trust debenture is wholly owned by the Company, however under accounting guidance, it is not a consolidated entity because the Company is not the primary beneficiary.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes that, as of December 31, 2009 and 2008, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2009, the most recent date for which information is available, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table.  There are no conditions or events that management believes have changed the Bank’s categorization since the most recent notification from the FDIC.

The Bank’s actual capital amounts and ratios (under rules established by the FDIC) are presented in the following table:

(Dollars in thousands)					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio

As of December 31, 2009:
Tier 1 Capital (to average assets)	$439,865	9.81%	$134,500	3.00%	$224,200	5.00%
Tier 1 Capital (to risk weighted assets)	439,865	16.71%	105,300	4.00%	157,900	6.00%
Total Capital (to risk weighted assets)	473,090	17.98%	210,500	8.00%	263,200	10.00%

As of December 31, 2008:
Tier 1 Capital (to average assets)	$421,665	11.24%	$112,523	3.00%	$187,538	5.00%
Tier 1 Capital (to risk weighted assets)	421,665	17.78%	94,866	4.00%	142,300	6.00%
Total Capital (to risk weighted assets)	451,413	19.03%	189,733	8.00%	237,166	10.00%

The Company’s capital at December 31, 2009 and 2008 for financial statement purposes was greater than the Tier 1 Capital amounts by $197.1 million and $188.9 million, respectively, due to the Tier 1 exclusion for regulatory capital purposes of unrealized gains or losses on securities available-for-sale and the accumulated other comprehensive adjustment related to pension and post retirement benefits.  Additionally, regulatory capital reduces capital by the goodwill and other intangibles and the deferred tax asset. The amounts in the above table are for the Bank only.

15.	INCOME TAXES

The Company files a consolidated federal income tax return.  The Company uses the specific charge-off method for computing bad debts.

The provision for income taxes for the years ended December 31, 2009, 2008 and 2007 includes the following:

(Dollars in thousands)	2009	2008	2007

Current federal taxes	$6,347	$7,550	$5,765
Current state and local taxes	1,465	469	418
Deferred federal and state taxes benefit	(6,275)	(4,154)	(10,648)

Total	$1,537	$3,865	$(4,465)

A reconciliation from the expected federal income tax expense (benefit) computed at the statutory federal income tax rate to the actual income tax expense (benefit) included in the consolidated statements of operations is as follows:

(Dollars in thousands)	2009		2008		2007

Tax at statutory rate	$6,519	35.00%	$7,144	35.00%	$(2,104)	(35.00)%
Increase (reduction) in taxes resulting from:
Tax-exempt income	(1,773)	(9.52)	(1,281)	(6.30)	(1,003)	(16.70)
State and local income tax	453	2.43	(431)	(2.10)	272	4.50
Employee benefit programs	(166)	(0.89)	(616)	(3.00)	38	0.70
Federal income tax credits	(2,441)	(13.11)	(1,879)	(9.20)	(1,681)	(28.00)
Valuation allowances:	(591)	(3.17)	1,094	5.40	-	-
Other	(464)	2.49	(166)	(0.80)	13	0.20

Total	$1,537	8.25%	$3,865	19.00%	$(4,465)	(74.30)%

Items that give rise to significant portions of the deferred tax accounts at December 31, 2009 and 2008, are as follows:

(Dollars in thousands)	2009	2008

Deferred tax assets:
Reserve for bad debts	$16,888	$13,318
Pension liabilities	7,183	7,470
Postretirement benefits	4,197	4,292
Contribution carryforward	924	1,949
Purchase accounting	6,627	6,404
Deferred compensation	2,343	1,293
Lease accounting	561	593
Impairment of securities	1,097	1,667
State net operating loss carryover	894	789
Other	376	463
	41,090	38,238
Less: Valuation Allowance	(1,373)	(1,964)
Total	39,717	36,274
Deferred tax liabilities:
Available-for-sale securities	9,252	6,599
Property	3,110	3,292
Intangibles	5,149	6,004
Prepaid expenses and deferred loan fees	1,012	1,284
Mortgage servicing rights	109	140
Other	476	459

Total	19,108	17,778

Net deferred tax asset	$20,609	$18,496

During 2009 and 2008, $4.0 million and $0.9 million, respectively, in net deferred tax liabilities were recorded in other comprehensive income, relating to securities available for sale and employee benefit programs.

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

As of December 31, 2009 and 2008, the Company has state net operating loss carryovers of $19.8 million, resulting in gross deferred tax assets of $894 thousand.  These net operating loss carryovers will begin to expire after December 31, 2010 if not utilized.  A valuation allowance for the entire amount of these deferred tax assets has been recorded as of December 31, 2009, as management believes it is more likely than not that such deferred tax assets will not be realized.  In addition, as of December 31, 2009, management has recorded a valuation allowance of $479 thousand related to deferred tax assets associated with the write down of certain equity securities, for which management believes that it is more likely than not that such deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic 740 for income taxes.  The guidance clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. The FASB prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.  The initial adoption did not have a material impact on the Company’s consolidated financial condition and results of operations.  The uncertain tax liability for uncertain tax positions was $0.05 million and zero for the years ended December 31, 2009 and December 31, 2008, respectively, representing the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.  The Company recognizes, when applicable, interest and penalties related to unrecognized tax positions in the provision for income taxes in the consolidated statement of operations.  As of December 31, 2009, the uncertain tax liability recorded for uncertain tax positions consisted totally of accrued interest and penalties.  In 2009, an examination of the 2006 consolidated federal income tax return was completed by the Internal Revenue Service (“IRS”) with no changes to reported tax.  Also in 2009, the Company received a notice from the IRS that the 2007 consolidated federal tax return was selected for examination.  The 2008 tax year remains open to examination by the IRS, and the tax years 2006 through 2008 remain subject to examination by Pennsylvania and Philadelphia taxing authorities.  The tax years 2005 through 2008 remain subject to examination by New Jersey taxing authorities.

The following table provides a reconciliation of the beginning and ending amounts of the Company’s unrecognized tax liabilities.

(Dollars in thousands)	2009	2008

Unrecognized tax liabilities January 1	$-	$-
Increase/(Decrease) as a result of tax position taken in prior year	50	-
Increase/(Decrease) as a result of tax position taken during the year	-	-
Decreases realting to settlemtents with taxing authorities	-	-
Reductions as a result of a lapse of applicable statute of limitation	-	-

Unrecognized tax liabilities at December 31	$50	$-

Pursuant to accounting guidance, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987.  The amount of this reserve on which no deferred taxes have been provided is approximately $2.3 million. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Company’s retained earnings represented by this reserve are used for distributions in liquidation or for any other purpose other than to absorb losses from bad debts; (2) the company fails to qualify as a Bank, as provided by the Internal Revenue Code; or (3) there is a change in federal tax law.

16.	PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has noncontributory defined benefit pension plans (“Plans”) covering most of its employees.  Additionally, the Company sponsors nonqualified supplemental employee retirement plans for certain participants.  The Bank also provides certain postretirement benefits to qualified former employees.  These postretirement benefits principally pertain to certain health and life insurance coverage. Information relating to these employee benefits program are included in the tables that follow.

During 2007, the Bank assumed sponsorship of Farmers & Mechanics Pension Plan (“FMS Plan”) in conjunction with the FMS Financial merger as described in Note 1 and Note 3.  As of December 31, 2009, the benefit obligation and fair value of assets of the FMS Plan were $10.8 million and $9.7 million, respectively, and these are included in the following data.

Effective June 30, 2008, the defined pension benefits for Bank employees were frozen at the current levels.  As a result the Bank recognized a curtailment gain of $7.3 million.  Additionally, the Company has enhanced its 401(k) Plan and combined it with its recently adopted Employee Stock Ownership Plan to fund employer contributions.  See Note 17, Employee Savings and Stock Ownership Plan.

The following tables present a reconciliation of beginning and ending balances of benefit obligations and assets at December 31, 2009 and 2008:

(Dollars in thousands)			Postretirement
	Pension Benefits		Benefits
Change in Benefit Obligation	2009	2008	2009	2008
Benefit obligation at beginning of year	$58,180	$77,795	$22,648	$11,950
Adoption of EITF 06-4 for Split Dollar Life Insurance	-	-	-	11,806
Service cost	-	1,194	171	173
Interest cost	3,784	4,228	1,495	1,454
Curtailment	-	(19,218)	-	-
Participants’ contributions	-	-	84	51
Plan Amendment	-	-	-	(321)
Actuarial (gain)/loss	6,327	(2,783)	1,440	(554)
Benefits paid	(2,865)	(3,036)	(1,904)	(1,911)
Benefit obligation at end of year	$65,426	$58,180	$23,934	$22,648

Change in Assets
Fair value of assets at beginning of year	$39,566	$57,326	$-	$-
Actual return on assets	8,815	(14,916)	-	-
Employer contribution	1,828	564	1,821	1,860
Participants’ contributions	-	-	83	51
Expense	(302)	(372)	-	-
Benefits paid	(2,865)	(3,036)	(1,904)	(1,911)
Fair value of assets at end of year	$47,042	$39,566	$-	$-

The following table presents a reconciliation of the funded status of the pension benefits at December 31, 2009 and 2008.

	2009	2008
Projected benefit obligation	$65,426	$58,180
Fair value of plan assets	47,042	39,566
Accrued pension cost	$18,384	$18,614

Amounts recognized in accumulated other comprehensive income at December 31, 2009:

	Pension	Postretirement
(Dollars in thousands)	Benefits	Benefits

Net loss	$10,998	$1,617
Prior service cost	-	137
Transition obligation	-	532

The Company’s total accumulated pension benefit obligations at December 31, 2009 and December 31, 2008 were $65.4 million and $58.2 million, respectively.  The accumulated pension obligation equals the projected benefit obligation as a result of the freeze in pension benefits effective June 30, 2008.

Significant assumptions as of December 31, 2009, 2008 and 2007 are as follows:

	Pension Benefits			Postretirement Benefits
Beneficial Bank Plans	2009	2008	2007	2009	2008	2007
Discount rate for periodic pension cost	6.50%	6.50%	6.00%	6.90%	6.50%	6.00%
Discount rate for benefit obligation	6.05%	6.50%	6.50%	6.05%	6.90%	6.50%
Rate of increase in compensation levels
and social security wage base		5.50%	5.50%
Expected long-term rate of return on
plan assets	8.00%	8.00%	8.00%

FMS Pension Plan
Discount rate for periodic pension cost	6.90%	6.50%	6.00%	6.90%	6.50%	6.00%
Discount rate for benefit obligation	6.05%	6.90%	6.50%	6.05%	6.90%	6.50%
Rate of increase in compensation levels
and social security wage base		5.50%	5.50%
Expected long-term rate of return on
plan assets	8.00%	8.00%	8.00%

The components of net pension cost are as follows:
(Dollars in thousands)	Pension Benefits			Postretirement Benefits
Component of Net Periodic Benefit Cost	2009	2008	2007	2009	2008	2007
Service cost	$-	$1,194	$2,435	$171	$173	$260
Interest cost	3,784	4,228	4,128	1,495	1,454	647
Expected return on assets	(3,093)	(4,430)	(3,998)	-	-	-
Amortization of transition obligation	-	-	-	164	164	164
Amortization of prior service cost		14	36	147	146	187
Pension curtailments		(7,289)	-	-	-	-
Recognized net actuarial loss	799	73	425	14	18	68
Net periodic pension cost	$1,490	$(6,210)	$3,026	$1,991	$1,955	$1,326

The Company’s pension benefits funding policy is to contribute annually an amount, as determined by consulting actuaries and approved by the Board of Directors, which can be deducted for federal income tax purposes. In 2009 and 2008, $1.8 million and $0.6 million, respectively, were contributed to the Plans under the Bank’s funding policy. For 2010, the Bank expects to contribute $3.0 million to the Plans.

For benefit obligation measurement purposes, the annual rate of increase in the per capita cost of postretirement health care costs was: before age 65 – 2009, rates decrease from 8.0 percent to 6.0 percent for 2011 and remain level thereafter, and after age 65 - 2008 rates decrease from 10.0 percent to 6.0 percent for 2013 and remain level thereafter.

The impact of a 1.0% increase and decrease in assumed health care cost trend for each future year would be as follows:

(Dollars in thousands)	1.0% Increase	1.0% Decrease
Accumulated postretirement benefit obligation	$271	$(264)
Service and interest cost	21	(21)

The estimated net loss for the pension benefits that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year is $0.9 million. The estimated transition, net loss and prior service cost for postretirement benefits that will be amortized from accumulated other comprehensive income into periodic pension cost over the next fiscal year are $0.2 million, $0.04 million and $0.2 million, respectively.

Future benefit payments for all pension and postretirement plans are estimated to be paid as follows:

(Dollars in thousands)

Pension Benefits		Postretirement Benefits
2010	$2,844	2010	$1,990
2011	3,245	2011	1,903
2012	3,158	2012	1,943
2013	3,292	2013	1,937
2014	3,615	2014	1,888
2015-2019	20,297	2015-2019	9,411

The fair vales of Plan assets at December 31, 2009 by asset category are as follows:

	Category Used for Fair Value Measurement
	December 31, 2009				December 31, 2008
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,358	$-	$-	$4,358	$2,285	$-	$-	$2,285
Money Market Funds	652	-	-	652	1,293	-	-	1,290
Equity securities/mutual funds:
Large cap	11,929	-	-	11,929	8,978	-	-	8,978
Multi and mid cap	10,236	-	-	10,236	8,927	-	-	8,930
Small cap	9,201	-	-	9,201	6,836	-	-	6,836
International	4,026	-	-	4,026	2,044	-	-	2,044
Corporate bonds	-	-	-	-	-	466	-	466
Mortgage-backed securities	-	6,611	-	6,611	-	8,708	-	8,708
Other assets	29	-	-	29	29	-	-	29
Total				$47,042				$39,566

The Plans invest in various securities consisting of common stocks, mutual funds, fixed income securities and money market instruments.  Fixed income securities may include mortgage-backed securities, corporate bonds and GSE and agency notes and bonds.  Plan assets are managed in accordance with investment guidelines approved by the Board of Directors.  Expected future rates of return are projected by management based on factors such as asset allocation and actual returns over time.

The Company also maintains contributory savings plans (401(k) plans) covering substantially all of its employees.  The Company may make contributions out of current or retained earnings.  The Company made cash contributions of $0.2 million, $0.3 million and $0.4 million in 2009, 2008 and 2007, respectively.  See Note 17 regarding the merger of the ESOP and 401(k) plans as of July 1, 2008.

The Company provides life insurance benefits to eligible employees under an endorsement split-dollar life insurance program.  At December 31, 2009 and 2008, $15.8 million and $13.9 million, respectively, in cash surrender value relating to this program was recognized in Other Assets in the consolidated statements of financial condition.  The Company recognizes a liability for future benefits applicable to endorsement split-dollar life insurance arrangements that provide death benefits postretirement.  These liabilities totaled $11.2 million and $11.7 million at December 31, 2009 and 2008, respectively, and are included in the postretirement tables above.

17.	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

In connection with the initial public offering, the Company implemented an Employee Stock Ownership Plan (“ESOP”), which provides retirement benefits for substantially all full-time employees who were employed at the date of the initial public offering and are at least 21 years of age.  Other salaried employees will be eligible after they have completed 1 year of service and have attained the age of 21.  The Company makes annual contributions to the ESOP equal to the ESOP’s debt service or equal to the debt service less the dividends received by the ESOP on unallocated shares.   Shares purchased by the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders’ equity. As of July 1, 2008, the ESOP was merged with the Company’s 401(k) plans to form the Employee Savings and Stock Ownership Plan (“KSOP”). The Company accounts for the KSOP based on guidance from FASB ASC Topic 718 for Compensation - Stock Compensation. Shares are released as the loan is repaid.

The balance of the loan to the KSOP as of December 31, 2009 was $28.18 million compared to $29.7 million December 31, 2008, respectively.

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

If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings.  Dividends declared on common stock held by the ESOP which has not been allocated to the account of a participant can be used to repay the loan.   Allocation of shares to the participants is contingent upon the repayment of a loan to the Company.  The allocated shares in the KSOP were 675,922 and 373,751 as of December 31, 2009 and December 31, 2008, respectively.  The suspense shares are the shares that are unearned and are available to be allocated.  The suspense shares available were 2,548,850 as of December 31, 2009 and 2,851,021 as of December 31, 2008.  The market value of the unearned shares was $25 million and $32 million at December 31, 2009 and December 31, 2008, respectively.  The Company recorded an expense of approximately $3.4 million for the year ended as of December 31, 2009 and an expense of approximately $2.7 million and $1.6 million during the year ended December 31, 2008 and 2007, respectively.

18.	STOCK BASED COMPENSATION

Stock-based compensation is accounted for in accordance with FASB ASC 718 “Compensation–Stock Compensation.”   The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period, using the straight-line method. However, consistent with accounting guidance, the amount of stock-based compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date. As a result, it may be necessary to recognize the expense using a ratable method.

The Company’s 2008 Equity Incentive Plan (“EIP”) authorizes the issuance of shares of common stock pursuant to awards that may be granted in the form of stock options to purchase common stock (“options”) and awards of shares of common stock (“stock awards”). The purpose of the Company’s stock-based incentive plans is to attract and retain personnel for positions of substantial responsibility and to provide additional incentive to certain officers, directors and employees. In order to fund grants of stock awards under the EIP, the Equity Incentive Plan Trust (the “Trust”) purchased 1,612,386 shares of Company common stock in the open market for approximately $19.0 million during the year ended December 31, 2008. The Company made sufficient contributions to the Trust to fund the stock purchases. The acquisition of these shares by Trust reduced the Company’s outstanding additional paid in capital. The EIP shares will generally vest at a rate of 20% over five years. As of December 31, 2009, 62,000 shares were fully vested and no shares were forfeited.  All grants that were issued contain a service condition in order for the shares to vest. Awards of common stock include awards to certain officers of the Company that will vest only if certain specified performance requirements are met during a specific performance measurement period. The Company believes it is probable that the performance measurements will be met.

Compensation expense related to the stock awards is typically recognized ratably over the five year vesting period in an amount which totals the market price of the Company’s stock at the grant date. The expense recognized for the stock awards for the year ended December 31, 2009 was $1.8 million, compared to $0.5 million for the year ended December 31, 2008.

The following table summarizes the non-vested stock award activity for the year ended December 31, 2009 and 2008:

Summary of Non-vested Stock Award Activity (Dollars in thousands)	Number of Shares	Weighted Average Grant Price

Non-vested Stock Awards outstanding, January 1, 2009	761,000	$11.86
Issued	137,500	8.35
Vested	(62,000)	11.86
Non-vested Stock Awards outstanding, December 31, 2009	836,500	$11.28

The following table summarizes the non-vested stock award activity for December 31, 2008:

Summary of Non-vested Stock Award Activity (Dollars in thousands)	Number of Shares	Weighted Average Grant Price

Non-vested Stock Awards outstanding, January 1, 2008	-	-
Issued	761,000	$11.86
Vested	-	-
Non-vested Stock Awards outstanding, December 31, 2008	761,000	$11.86

The fair value of the 62,000 shares vested in 2009 was $0.5 million.  The GAAP compensation expense exceeds the amount of the federal tax deduction.  There was no adjustment to equity for the benefit of the tax deductions exceeding the GAAP expense.

The EIP authorizes the grant of options to officers, employees, and directors of the company to acquire shares of common stock with an exercise price equal to the fair value of the common stock at the grant date. EIP allows for 4,030,965 options to be issued.  Options expire ten years after the date of grant, unless terminated earlier under the option terms. Options are granted at the fair market value of the Company’s stock at the time of the grant. The options were valued using the Black-Scholes option pricing model. During the year ended December 31, 2009 the Company granted 230,250 options. All options issued contain service conditions based on the participant’s continued service. The options generally become vested and exercisable at the rate of 20% a year over five years. For the year ended December 31, 2009, the compensation expense for the options was $1.3 million, compared to $0.4 million in the year ended December 31, 2008.

A summary of option activity as of December 31, 2009 and changes during the twelve-month period is presented below.

	Number of Options	Weighted Average Exercise Price per Shares

January 1, 2009	1,697,500	$11.86

Granted	230,250	8.36
Exercised	-	-
Forfeited	(5,500)	11.54
Expired	-	-
December 31, 2009	1,922,250	$11.44

The weighted average remaining contractual term was approximately 8.67 years for options outstanding as of December 31, 2009 and 348,000 options were exercisable.  Of the vested options, 346,500 have an exercise price greater than the market price at close of business on December 31, 2009.

The risk-free rate of return is based on the U.S. Treasury yield curve in effect at the time of grant. Significant weighted average assumptions used to calculate the fair value of the options for the year ended December 31, 2009 and 2008 are as follows:

	For the Year Ended December 31,
	2009	2008
Weighted average fair value of options granted	$2.95	$3.37
Weighted average risk-free rate of return	2.39%	3.62%
Weighted average expected option life in months	78	78
Weighted average expected volatility	29.80%	17.56%
Expected dividends	$-	$-

The expected volatility was determined using historical volatilities based on historical stock prices. The Company used the simplified method for determining the expected life for options as allowed under accounting guidance on Stock Compensation.  As of December 31, 2009, there was $4.7 million unrecognized compensation cost related to options and $7.7 million in non-vested stock awards granted under the EIP. As of December 31, 2008, there was $5.2 million unrecognized compensation cost related to options and $8.2 million in non-vested stock awards granted under the EIP.   The average weighted lives for option expense was 3.67 years and 4.6 years for the years ended December 31, 2009 and December 31, 2008, respectively.  The average weighted lives for the stock award expense was 3.82 and 4.73 years for the years ended December 31, 2009 and December 31, 2008, respectively. No options were exercised during 2009, and no tax benefit was recorded to additional-paid-in capital as a result of the tax deduction exceeding the GAAP expense for the option expense.

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

The Company leases a number of offices in its regular operations.  Rental expense under such leases aggregated $4.8 million, $4.7 million and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.  At December 31, 2009, the Company was committed under non-cancelable operating lease agreements for minimum rental payments to lessors as follows (dollars in thousands):

2010	$5,211
2011	2,923
2012	1,983
2013	1,737
2014	1,676
Thereafter	11,730
$25,260

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the consolidated financial statements.  The Company has established specific reserves related to these commitments and contingencies that are not material to the Company.

At December 31, 2009 and 2008, the Company had outstanding commitments to purchase or make loans aggregating approximately $72.7 million and $71.2 million, respectively, and commitments to customers on available lines of credit of $170.9 million and $160.6 million, respectively, at competitive rates.  Commitments are issued in accordance with the same policies and underwriting procedures as settled loans.  We have a reserve for our commitments and contingencies of $0.3 million and $0.2 at year end December 31, 2009 and 2008, respectively.

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

The Company is a member of the VISA USA Network (“VISA”).  On October 3, 2007, VISA announced it had completed restructuring transactions in preparation for its initial public offering (“IPO”), which was expected to occur in the first quarter of 2008.  As part of the restructuring, the Company’s indemnification obligation was modified to include only certain known litigation as of the date of restructuring.  This modification triggered a requirement to fair value the indemnification obligation in accordance with FASB ASC Topic 460 for Guarantees. The Company’s potential indemnification obligations based on its proportionate share of ownership in VISA USA is not material as of December 31, 2009 or December 31, 2008.  The Company’s liability has been netted with the Company’s proportionate share of indemnification escrow which VISA set aside to cover the litigation existing prior to its initial public offering.  The Company’s net liability was $128 thousand and $179 thousand as of December 31, 2009 and December 31, 2008, respectively.

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

At December 31, 2009 and 2008, the Company had average interest-earning assets of approximately $3.9 billion and $3.4 billion, respectively, having a weighted average yield of 4.97% and 5.63%, respectively, and average interest-bearing liabilities of approximately $3.3 billion and $2.9 billion, respectively with a weighted average cost of 1.98% and 2.77%, respectively.  The Company’s assets that earned interest at fixed and variable interest rates were funded primarily with liabilities that have interest rates that are fixed.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company had no derivative instruments outstanding at December 31, 2009 and December 31, 2008.  Occasionally, the Company originates single-family residential loans for sale pursuant to a program with Fannie Mae.  At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with respect to the sale of such loan at a set price in an effort to manage the interest rate risk inherent in the locked loan commitment.  Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate to the time the Bank funds the loan and sells it to Fannie Mae is generally within 60 days.

At December 31, 2009 and 2008, the Company had no loan commitments outstanding related to loans being originated for sale subject to interest rate locks. Also, at December 31, 2009 and 2008, the Company had not entered into forward loan sale agreements related to loan commitments with interest rate locks.

23.           FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted authoritative guidance under FASB ASC Topic 820 for Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The authoritative guidance does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).  The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Amended guidance incorporated into FASB ASC Topic 820 for Fair Value Measurements and Disclosures delayed the effective date of the guidance for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008.

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

FASB ASC Topic 820 for Fair Value Measurements and Disclosures describes three levels of inputs that may be used to measure fair value:

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

At the end of each quarter, the Company assesses the valuation hierarchy for each asset or liability measured.  From time to time, assets or liabilities will be transferred within hierarchy levels as a result of changes in valuation methodologies used.  The Company determined that CDOs are valued as a level 3 because they have become less liquid and pricing has become less observable along with a currently inactive market.  The methodology for establishing valuations for these securities considered the pricing of similar securities issued during the period, and adjusted this pricing for credit quality, diversification of underlying collateral and recent cash flows on the Company’s holdings.

In addition, the authoritative guidance requires the Company to disclose the fair value for financial assets on both a recurring and non-recurring basis.  The Company measures loans held for sale, impaired loans, restricted equity investments and loans transferred to other real estate owned at fair value on a non-recurring basis.  However, from time to time, a loan is considered impaired and an allowance for loan losses is established.  Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired.  Once a loan is identified as individually impaired, management measures the extent of the impairment in accordance with guidance under FASB ASC Topic 310 for Receivables.  The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value or discounted cash flows.  Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.  At December 31, 2009 and 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral.  In accordance with authoritative guidance, impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as a non-recurring Level 3 valuation.

    Those assets which will continue to be measured at fair value on a recurring basis are as follows at December 31, 2009:
	Category Used for Fair Value Measurement
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities	$-	$39,739	$-	$-
Investment securities available for sale:
GSE and agency notes	-	$208,334	-	208,334
GNMA guaranteed mortgage certificates	-	10,394	-	10,394
Collateralized mortgage obligations	-	140,308	-	140,308
Other mortgage-backed securities		706,245	-	706,245
Municipal bonds	-	189,957	-	189,957
Pooled trust preferred securities	-	-	18,797	18,797
Equity securities	6,062	-	-	6,062
Money market funds	5,085	-	-	5,085
Mutual funds	-	1,627	-	1,627
Certificates of deposits	297	-	-	297

Those assets which will continue to be measured at fair value on a recurring basis are as follows at December 31, 2008:

	Category Used for Fair Value Measurement
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Investment securities available for sale:
GSE and agency notes	$-	$8,700	$-	$8,700
GNMA guaranteed mortgage certificates	-	12,505	-	12,505
Collateralized mortgage obligations	-	176,373	-	176,373
Municipal and other bonds	-	80,601	19,329	99,930
Other mortgage-backed securities	-	793,280	-	793,280
Equity securities	7,746		-	7,746
Money market funds	-	14,012	-	14,012
Mutual funds	-	1,541	-	1,541

The table below presents all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2008.

Level 3 Investments Only (Dollars in thousands)	Year Ended December 31, 2009
Available-for-Sale Securities
Balance, January 1, 2009	$19,329
Total gains or losses realized/(unrealized):
Included in earnings	-
Included in other comprehensive income	3,343
Purchases, issuances and settlements	(3,875)
Transfers in and/or out of Level 3	-
Balance, December 31, 2009	$18,797

Level 3 Investments Only (Dollars in thousands)	Year Ended December 31, 2008
Available-for-Sale Securities
Balance, January 1, 2008	$-
Total gains or losses realized/(unrealized):
Included in earnings
Included in other comprehensive income	844
Purchases, issuances and settlements	(5,437)
Transfers in and/or out of Level 3	23,922
Balance, December 31, 2008	$19,329

Assets measured at fair value on a nonrecurring basis are as follows:

(Dollars in thousands)		Category Used for Fair Value Measurement
	Balance at December 31, 2009	Level 1	Level 2	Level 3

Impaired loans	$71,887			$71,887

		Category Used for Fair Value Measurement
	Balance at December 31, 2008	Level 1	Level 2	Level 3

Impaired loans	$10,511			$10,511

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

(Dollars in thousands)	2009		2008
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents	$179,701	$179,701	$44,389	$44,389
Trading securities	31,825	31,825	-	-
Investment securities	1,363,183	1,365,026	1,218,168	1,219,523
Loans - net	2,744,264	2,663,740	2,387,677	2,399,200
Liabilities:
Checking deposits	1,363,516	1,363,516	772,515	722,515
Money market and savings accounts	1,199,679	1,199,679	928,320	928,320
Time deposits	946,052	954,835	1,040,844	1,060,599
Borrowed funds	433,620	438,769	580,054	590,980

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investments - The fair value of investment securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services.  The methodology for establishing valuations for pooled trust preferred securities considered and pricing of similar single trust preferred securities issued during the period and applied an average discount margin to the cash flow analysis model.  The fair value of Federal Home Loan Bank stock is not determinable since there is no active market for the stock.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit and for the same remaining maturities.  Additionally, to be consistent with the requirements under FASB ASC Topic 820 for Fair Value Measurements and Disclosures, the loans were valued at a price that represents the Company’s exit price or the price at which these instruments would be sold or transferred.

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

Borrowed Funds - The fair value of borrowed funds is based on a present value estimate using rates currently offered.  Under FASB ACS Topic 820 for Fair Value Measurements and Disclosures, the subordinated debenture was valued based on management’s estimate of similar trust preferred securities activity in the market.

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

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2009 and 2008.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2009 and 2008, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

24.	VARIABLE INTEREST ENTITIES

The Company is involved with various entities in the normal course of business that may be deemed to be Variable Interest Entities (“VIE”). The Company has consolidated two VIE’s, one in 2005 and another in 2007, for which the Company was determined to be the primary beneficiary based on its majority share of the tax credits and operating losses.

At December 31, 2009 and 2008, the aggregate assets and liabilities of the VIE’s that the Company consolidated in the financial statements are as follows:

   Consolidated VIEs-Primary Beneficiary

(Dollars in thousands)	Aggregate Assets	Aggregate Liabilities
December 31, 2009

Affordable housing projects	$14,793	$4,968

December 31, 2008

Affordable housing projects	$15,410	$4,967

The Company makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate affordable housing project offerings and to assist the Company in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development and operation of housing that is leased to qualifying residential tenants.  Generally, these types of investments are funded through a combination of debt and equity.  The Company consolidated two partnerships for which it owns the majority of limited partnership interests.  As a limited partner, the Company’s credit and investment are protected from any liabilities that occur within the low income housing operations.  The Company is only required to contribute its limited partner equity and has no implicit or explicit guarantees to purchase assets or lend funds to the VIE’s.

The Company also holds interests in other VIE’s that have not been consolidated because the Company is not considered the primary beneficiary.  The Company’s total investment in these VIEs was $4.3 million and $5.0 million as of 2009 and 2008, respectively, which are accounted for under the equity or cost methods of accounting as applicable to the individual investments. These investments were included in Other Assets in the consolidated statements of financial condition. For these other VIEs, the Company is a limited partner with no additional recourse than the Company’s committed investment amount.

25.	RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, certain directors, executive officers, principal holders of the Company’s common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bank in the aggregate amount of $0.3 million and $0.4 million, respectively.

Commitments to lend to related parties as of December 31, 2009 and 2008 were comprised of $0.01 and $0.01 million, respectively, to directors and $0.00 million and $0.00 million, respectively, to executive officers.  The commitments are in the form of loans and guarantees for various business and personal interests.  This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of comparable transactions with unrelated parties.  This indebtedness does not involve more than the normal risk of repayment or present other unfavorable features.

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

26.	PARENT COMPANY FINANCIAL INFORMATION

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION - PARENT COMPANY ONLY

(Dollars in thousands)	December 31,
	2009	2008
ASSETS
Cash on deposit at the Bank	$675	$1,500
Interest-bearing deposit at the Bank	34,586	30,614
Investment in the Bank	596,739	571,355
Investment in Statutory Trust	774	774
Investment securities available-for-sale	6,457	8,866
Loan Receivable from the Bank (interest earning)	15,500	15,500
Receivable from the Bank	3,703	1,030
Accrued Interest from the Bank	13	225
Deferred Income Taxes	947	2,550
Other assets	2,929	3,483
TOTAL ASSETS	$662,323	$635,897
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Accrued and other liabilities	-	31
Accrued Interest Payable	22	44
Statutory Trust Debenture	25,300	25,282

Total liabilities	25,322	25,357
COMMIITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2009 and 2008	-	-
Common Stock - $.01 par value 300,000,000 shares authorized, 82,264,600 shares issued and outstanding as of December 31, 2009 and 2008	823	823
Additional paid-in capital	345,356	342,420
Unearned common stock held by employee stock ownership plan	(25,489)	(28,510)
Retained earnings	313,195	296,106

Accumulated other comprehensive loss	6,712	(299)

Treasury stock, at cost, 410,904 shares, at December 31, 2009 and 0 shares at December 31, 2008	(3,596)	-
Total stockholders’ equity	637,001	610,540
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$662,323	$635,897

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF OPERATIONS- PARENT COMPANY ONLY
(Dollars in thousands)
	December 31,
	2009	2008	2007
INCOME
Interest on interest-bearing deposits with the Bank	$406	$797	$271
Interest from non-affiliated banks	-	4	4
Interest and dividends on investment securities	175	282	245
Interest on loan to the Bank	402	758	186
Realized gain (loss) on securities available-for-sale	116	(2,265)	(915)
Other (loss) income	(114)	(337)	26
Total (loss) income	985	(761)	(183)

EXPENSES
Expenses paid to the Bank	150	150	4
Interest expense	686	1,274	876
Charitable contributions	55	70	10,000
Other expenses	733	535	546
Total expenses	1,624	2,029	11,426
Loss before income tax expense (benefit) and equity in undistributed net income of affiliates	(639)	(2,790)	(11,609)
Income tax (expense ) benefit	(989)	525	3,695

Equity in undistributed net income of the Bank	18,717	18,811	6,369

Net income (loss)	17,089	16,546	(1,545)

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOW- PARENT COMPANY ONLY
(Dollars in thousands)	December 31,
	2009	2008	2007
OPERATING ACTIVITIES:
Net income (loss)	$17,089	$16,546	$(1,545)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Contribution of stock to The Beneficial Foundation	-	-	9,491
Equity in undistributed net earnings of subsidiaries	(18,717)	(18,811)	(6,369)
Investment securities gain	(1,702)	(394)	(277)
Impairment on equity securities	1,587	2,658	1,192
Accrued interest receivable	212	(77)	1,496
Accrued interest payable	(22)	(27)	(74)
Net intercompany transactions	3,236	2,104	968
Amortization of debt premium on debenture	18	18	8
Deferred income taxes	1,467	703	(2,948)
Changes in assets and liabilities that provided (used) cash:
Other liabilities	(31)	(1,266)	68
Other assets	554	886	(426)
Net cash provided by operating activities	3,691	2,340	1,584

INVESTING ACTIVITIES:
Purchases of investment securities available-for-sale	(3,028)	(5,997)	(9,431)
Proceeds from sales and maturities of investment securities available-for-sale	5,354	4,286	5,577
Net change in money market securities	726	1,000	(1,896)
Cash paid in business combination	-	-	(62,913)
Investment in the Bank	-	-	(77,888)
Advance to the Bank	-	-	(10,000)
Net cash provided by investing activities	3,052	(711)	(156,551)

FINANCING ACTIVITIES:
Cash proceeds from stock offering	-	-	232,379
Cash dividends	-	-	(252)
Purchase of treasury stock	(3,596)	-	-
Purchase of stock for share-based compensation plans	-	(19,074)	-
Loan to employee stock ownership plan	-	-	(32,248)
Net cash used in financing activities	(3,596)	(19,074)	199,879

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	3,147	(17,445)	44,912

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	32,114	49,559	4,647

CASH AND CASH EQUIVALENTS, END OF YEAR	$35,261	$32,114	$49,559

SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:
Cash payments for interest	$690	$1,266	$941
Cash payments of income taxes	3	-	57

27.	CONSOLIDATED SUMMARY OF QUARTERLY EARNINGS (UNAUDITED)

(Dollars in thousands, except per share amounts)
The following table presents summarized quarterly data for 2009 and 2008:

	1st		2nd	3rd		4th	Total
2009	Quarter		Quarter	Quarter		Quarter	Year

Total interest income	$47,528		$46,960	$48,439		$50,047	$192,974
Total interest expense	18,049		16,544	15,759		15,280	65,632
Net interest income	29,479		30,416	32,680		34,767	127,342
Provision for loan losses	3,000	(2)	7,100	2,000		3,597	15,697
Net interest income after provision for loan losses	26,479		23,316	30,680		31,170	111,645
Total non-interest income	8,018		6,142	6,462		6,226	26,847
Total non-interest expense	28,438		29,752	30,522		31,156	119,866
(Loss) income before income taxes	6,059		(294)	6,620		6,240	18,626
Income tax (benefit) expense	931		(244)	800		49	1,537

Net (loss) income	$5,128		$(50)	$5,820		$6,191	$17,089

Basic and diluted earnings per common share (1)	$0.07		$-	$0.07		$0.08	$0.22

	1st		2nd	3rd		4th	Total
2008	Quarter		Quarter	Quarter		Quarter	Year

Total interest income	$48,242		$47,870	$48,080		$48,734	$192,926
Total interest expense	21,124		19,813	18,989		18,989	78,915
Net interest income	27,118		28,057	29,091		29,745	114,011
Provision for loan losses	300		2,300	3,191	(2)	13,110	18,899
Net interest income after provision for loan losses	26,818		25,757	25,900		16,635	95,112
Total non-interest income	7,335		5,934	6,460	(3)	3,875	23,601
Total non-interest expense	25,892		18,640	26,639		27,132	98,303
(Loss) income before income taxes	8,261		13,051	5,721		(6,622)	20,411
Income tax (benefit) expense	2,200		3,950	1,400		(3,685)	3,865

Net (loss) income	$6,061		$9,101	$4,321		$(2,937)	$16,546

Basic and diluted earnings per common share (1)	$0.08		$0.11	$0.05		$(0.04)	$0.21

(1)	EPS is computed independently for each period. The sum of the individual quarters may not be equal to the annual EPS.

(2)
As a result of the weakening economy, the increase in commercial loans outstanding and an increase in non-performing loans and charge offs, our provision for loan losses increased to $7.1 million during the second quarter 2009 and $13.1 million during the fourth quarter 2008. Changes in the provision were based on management’s analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

(3)	In the fourth quarter 2008, the Company recorded an other-than-temporary impairment charge on available-for-sale securities of $2.5 million in non-interest income.

INVESTOR AND CORPORATE INFORMATION

Market for Common Equity and Related Stockholder Matters

The Company’s common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “BNCL.”  The following table sets forth the high and low quarterly sales prices of the Company’s common stock for the four quarters in fiscal 2009 and 2008, as reported by Nasdaq.  The Company has not paid any dividends to its stockholders to date.  See Item 1, “Business—Regulation and Supervision—Restrictions on Dividends.”   As of March 15, 2010, the Company had approximately 2,693 holders of record of common stock.

	High	Low
2009:

First Quarter	$11.25	$8.35
Second Quarter	$10.88	$8.69
Third Quarter	$9.94	$8.74
Fourth Quarter	$9.92	$9.00

2008:

First Quarter	$9.94	$8.92
Second Quarter	$11.99	$9.77
Third Quarter	$12.65	$10.75
Fourth Quarter	$12.35	$9.68

2007:

First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	$9.75	$8.70
Fourth Quarter	$10.02	$9.29

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

	Period Ending
Index	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08
Beneficial Mutual Bancorp, Inc.	98.40	91.20	96.00	98.50	122.15	137.35	120.20	107.38
NASDAQ Composite	83.83	78.40	67.79	56.47	58.47	77.55	85.01	84.49
SNL Mid-Atlantic Thrift Index	65.43	60.29	57.61	55.30	75.24	88.23	87.40	95.10

	12/31/07	09/30/07	07/16/07
Beneficial Mutual Bancorp, Inc.	105.54	105.86	100.00
NASDAQ Composite	98.33	100.15	100.00
SNL Mid-Atlantic Thrift Index	90.79	102.71	100.00

*Source: SNL Financial LC.